EXHIBIT 99.1

NI 43-101 Technical Report

Queensway Gold Project, Newfoundland and Labrador, Canada

New Found Gold Corp.

Prepared by:

SLR Consulting (Canada) Ltd.

SLR Project No.: 233.065300.00001

Effective Date:

June 30, 2025

Signature Date:

September 2, 2025

Revision: 0

Qualified Persons:

Making Sustainability Happen

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada

SLR Project No.: 233.065300.00001

Prepared by

SLR Consulting (Canada) Ltd.

55 University Ave., Suite 501

Toronto, ON M5J 2H7

and

Stantec Consulting Limited

300-125 Commerce Valley Drive West

Markham ON L3T 7W4

for

New Found Gold Corp.

1055 West Georgia Street

Suite 2129

Vancouver, BC V6E 3P3

Effective Date - June 30, 2025

Signature Date - September 2, 2025

Prepared by: Pierre Landry, P.Geo. Lance Engelbrecht, P.Eng. David M. Robson, P.Eng. Sheldon H. Smith, P.Geo. (Stantec) Peer Reviewed by: Reno Pressacco, P.Geo. Jason J. Cox, P.Eng.	Approved by: Project Manager David M. Robson, P.Eng., MBA, Project Director Jason J. Cox, P.Eng.

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table of Contents

1.0 Summary	1-1
1.1 Executive Summary	1-1
1.2 Economic Summary	1-11
1.3 Technical Summary	1-20
2.0 Introduction	2-1
2.1 Sources of Information	2-1
2.2 List of Abbreviations	2-3
3.0 Reliance on Other Experts	3-1
4.0 Property Description and Location	4-1
4.1 Description and Location	4-1
4.2 Property Ownership Summary	4-11
4.3 Mineral Tenure Information and Maintenance	4-12
4.4 Access and Surface Rights	4-13
4.5 Option Agreement (the VOA Option)	4-14
4.6 Royalties	4-15
4.7 Permits	4-15
4.8 Environmental Assessment and Significant Factors	4-18
5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
5.1 Accessibility	5-1
5.2 Site Topography, Elevation and Vegetation	5-1
5.3 Climate	5-4
5.4 Local Resources and Infrastructure	5-5
6.0 History	6-1
6.1 Ownership History	6-1
6.2 Exploration History	6-1
6.3 Historical Resource Estimates	6-7
6.4 Past Production	6-7
7.0 Geological Setting and Mineralization	7-1
7.1 Regional Geology	7-1
7.2 Property Geology	7-4
8.0 Deposit Types	8-1
8.1 Orogenic Gold Deposits	8-1
9.0 Exploration	9-1

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

9.1 New Found Gold Exploration Overview – Surface Exploration	9-2
9.2 New Found Gold Exploration Overview – Geophysical Surveys	9-16
9.3 Exploration Potential	9-27
10.0 Drilling	10-1
10.1 Introduction	10-1
10.2 Drilling Procedures and Core Sampling	10-13
11.0 Sample Preparation, Analyses, and Security	11-1
11.1 Sample Collection	11-1
11.2 Sample Security	11-3
11.3 Analytical and Test Laboratories Accreditation	11-3
11.4 Sample Preparation and Analysis	11-4
11.5 Density Determination	11-8
11.6 Quality Assurance and Quality Control	11-9
12.0 Data Verification	12-1
12.1 NFG Data Verification	12-1
12.2 SLR Data Verification	12-2
12.3 Data Verification for Mining, Capital and Operating Costs, and Economic Analysis	12-5
12.4 Data Verification for Metallurgical Assumptions	12-6
12.5 Data Verification for Environmental Studies, Permitting, and Social or Community Impact	12-6
13.0 Mineral Processing and Metallurgical Testing	13-1
13.1 Historical Metallurgical Work	13-1
13.2 Sample Selection	13-1
13.3 Sample Preparation	13-11
13.4 Metallurgical Testing	13-12
13.5 Reagent Consumptions	13-23
13.6 Summary	13-24
13.7 Recovery Estimates	13-25
13.8 Future Metallurgical Testing	13-26
14.0 Mineral Resource Estimates	14-1
14.1 Summary	14-1
14.2 Resource Database	14-4
14.3 Geological Interpretation	14-6
14.4 Estimation Domains	14-21

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.5 Assay Statistics and Capping	14-21
14.6 Density	14-26
14.7 Compositing	14-34
14.8 Trend Analysis	14-39
14.9 Search Strategy and Grade Interpolation Parameters	14-46
14.10 Block Models	14-55
14.11 Classification	14-57
14.12 Block Model Validation	14-72
14.13 Cut-off Grade and Whittle Parameters	14-88
14.14 Mineral Resource Reporting	14-90
14.15 Additional Information	14-101
15.0 Mineral Reserve Estimates	15-1
16.0 Mining Methods	16-1
16.1 Open Pit Mining	16-1
16.2 Underground Mining	16-29
16.3 Combined Open Pit and Underground Production Schedule	16-38
17.0 Recovery Methods	17-1
17.1 Phase 1 – Toll Milling	17-1
17.2 Phase 2 – Queensway Processing Plant	17-1
18.0 Project Infrastructure	18-1
18.1 Introduction	18-1
18.2 Surface Development	18-1
18.3 Roads	18-3
18.4 Power	18-3
18.5 Waste Rock and Overburden Storage Facility	18-4
18.6 Water Management	18-5
18.7 Buildings	18-6
18.8 Tailings Storage Facility	18-7
19.0 Market Studies and Contracts	19-1
19.1 Markets	19-1
19.2 Contracts	19-2
20.0 Environmental Studies, Permitting, and Social or Community Impact	20-1
20.1 Introduction	20-1
20.2 Environmental Setting	20-1

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

20.3 Jurisdiction, Applicable Laws and Regulations	20-6
20.4 Permitting Process	20-11
20.5 Environmental Baseline Studies	20-14
20.6 Surface Water Resources	20-19
20.7 Hydrogeology	20-20
20.8 Acid Rock Drainage/Metal Leaching	20-21
20.9 Community, Indigenous and Regulatory Relations and Engagement	20-25
20.10 Rehabilitation and Closure	20-25
21.0 Capital and Operating Costs	21-1
21.1 Capital Cost Estimates	21-1
21.2 Operating Cost Estimates	21-7
22.0 Economic Analysis	22-1
22.1 Economic Criteria	22-1
22.2 Cash Flow Analysis	22-3
22.3 Sensitivity Analysis	22-6
23.0 Adjacent Properties	23-1
24.0 Other Relevant Data and Information	24-1
25.0 Interpretation and Conclusions	25-1
25.1 Geology and Mineral Resources	25-1
25.2 Mining	25-2
25.3 Mineral Processing	25-2
25.4 Infrastructure	25-4
25.5 Environment, Permitting, and Social/Community Engagement	25-4
26.0 Recommendations	26-1
26.1 Geology and Mineral Resources	26-1
26.2 Mining	26-1
26.3 Mineral Processing	26-2
26.4 Infrastructure	26-3
26.5 Environment, Permitting, and Social/Community Engagement	26-3
26.6 Capital and Operating Costs	26-3
26.7 Budget	26-4
27.0 References	27-1
28.0 Date and Signature Page	28-1
29.0 Certificate of Qualified Person	29-1

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

29.1 Pierre Landry	29-1
29.2 David M. Robson	29-2
29.3 Lance Engelbrecht	29-3
29.4 Sheldon H. Smith	29-4
30.0 Appendix 1	30-1
30.1 Modelled Mineralization Domain Block Model Code	30-1

Tables

Table 1-1: Budget of Recommendations	1-9
Table 1-2: After-Tax Cash Flow Summary	1-15
Table 1-3: Pre -Tax Sensitivity Analyses	1-18
Table 1-4: Summary of Mineral Resources – Effective Date March 15, 2025	1-24
Table 1-5: Overall Project Capital Cost Estimate (C$ 000)	1-29
Table 1-6: Summary of Operating Costs (C$ 000)	1-30
Table 2-1: Qualified Persons and Responsibilities	2-2
Table 4-1: Queensway Project Mineral Licence Description and Status by Blocks of Contiguous Licences/Claims	4-4
Table 4-2: Minimum Expenditures for Mineral Claims in Newfoundland and Labrador	4-13
Table 4-3: Renewal Fees for Mineral Claims in Newfoundland and Labrador	4-13
Table 4-4: Environmental Permits, Licences, and Approvals	4-17
Table 6-1: Summary of Historical Exploration Work Completed on the Queensway Property	6-4
Table 6-2: Summary of Historical Drilling at Queensway	6-7
Table 9-1: Sampling Summary from NFG’s Exploration at the Queensway Property	9-1
Table 9-2: Airborne Geophysical Survey Summary	9-20
Table 10-1: Summary of Drilling on the Queensway Project as of November 1, 2024	10-3
Table 11-1: Analytical Methods Used at the NFG Queensway Project	11-8
Table 11-2: QA/QC Sample Insertion Rates for the Queensway Project	11-10
Table 11-3: Summary of CRM Samples Analyzed by Fire Assay: 2019 to 2024	11-11
Table 11-4: Summary of CRM Samples Analyzed by Photon Assay: 2022-2024	11-12
Table 11-5: Statistics of Check Assays by Laboratory: 2022-2024	11-20
Table 12-1: Summary of NFG Assay Verification for Gold	12-5
Table 13-1: Mineralized Zone and Number of Variability Composites	13-2
Table 13-2: Master Composite Summary	13-12

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 13-3: Master Composite Comminution Test Summary	13-17
Table 13-4: Master Composite Gravity Tails CIL and Direct Leach Extractions (approximately 75 µm grind)	13-18
Table 13-5: Summary of Keats West Master Composite Testing	13-19
Table 13-6: Keats West Master Composite Comminution Test Summary	13-19
Table 13-7: Summary of Variability Composite Gravity/CIL Extractions	13-20
Table 13-8: Arsenic versus Gold Tails Grade Relationship	13-21
Table 13-9: Summary of Alternative Process Test Results	13-22
Table 13-10: Summary of Keats West Alternative Process Test Results	13-23
Table 14-1: Summary of Mineral Resources – Effective Date March 15, 2025	14-3
Table 14-2: Resource Database	14-4
Table 14-3: Drill Hole Assay Status	14-5
Table 14-4: Drill Hole Exclusions	14-5
Table 14-5: Modelled Geological Domain Block Model Code	14-9
Table 14-6: Modelled Mineralization Types	14-21
Table 14-7: Sample Capping Groups	14-21
Table 14-8: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Au Statistics for Selected Domains in the AFZ Core Area	14-23
Table 14-9: Sample Capping Groups – AFZ Peripheral	14-24
Table 14-10: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Statistics for Selected Domains in the AFZ Peripheral Area	14-24
Table 14-11: Sample Capping Groups - JBP	14-25
Table 14-12: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Statistics for the Domains in the JBP Area	14-25
Table 14-13: Comparison of Gamma-Gamma and Pycnometer Density Measurements	14-27
Table 14-14: Pycnometer Density Measurements for SDG and SIL	14-28
Table 14-15: Pycnometer and Wax Immersion Density Comparison for SDG and SIL	14-29
Table 14-16: Comparison of Pycnometer vs. Archimedes – Logged Quartz Vein within Mineralized Wireframes	14-30
Table 14-17: Metallurgical Testing Density	14-33
Table 14-18: Assigned Average Bulk Density by Domain.	14-34
Table 14-19: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for AFZ Core Area Selected Domains	14-36
Table 14-20: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for Selected Domains in the AFZ Peripheral Area	14-37
Table 14-21: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for JBP Domains	14-38

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 14-22: Search Parameters for Key Vein Domains – AFZ Core Area	14-48
Table 14-23: Search Parameters for Halo Domains and Buffer Domain – AFZ Core Area	14-49
Table 14-24: Search Parameters for Key Vein Domains – AFZ Peripheral	14-51
Table 14-25: Search Parameters for Key Vein Domains – JBP	14-52
Table 14-26: High Grade Restriction Parameters for Key Domains	14-54
Table 14-27: AFZ Core Estimation Block Model	14-55
Table 14-28: AFZ Core Area Block Model Variables	14-56
Table 14-29: AFZ Peripheral Estimation Block Model	14-56
Table 14-30: JBP Estimation Block Model	14-57
Table 14-31: AFZ Core Area Block Model Validation Statistical Checks	14-78
Table 14-32: AFZ Peripheral Area Block Model Validation Statistical Checks for Select Domains	14-83
Table 14-33: JBP Area Block Model Validation Statistical Checks for Select Domains	14-86
Table 14-34: Cut-off Grade Parameters	14-89
Table 14-35: Preliminary Open Pit Optimization Parameters	14-89
Table 14-36: Underground Reporting Panel Optimization Parameters	14-90
Table 14-37: Summary of Mineral Resources – Effective Date March 15, 2025	14-95
Table 14-38: Open Pit Indicated Grade-Tonnage Table	14-99
Table 14-39: Open Pit Inferred Grade-Tonnage Table	14-99
Table 16-1: Geotechnical Model Reliability	16-2
Table 16-2: Comparison of RQD and Fracture Frequency Logging Data	16-3
Table 16-3: Summary of Scoring and Estimated RMR89 (Televiewer Data)	16-5
Table 16-4: Conversion of RMR to MRMR and GSI (Televiewer Data)	16-6
Table 16-5: Drill Core Photo Logging GSI and MRMR Estimates	16-6
Table 16-6: Preliminary Slope Design Parameters	16-7
Table 16-7: Pit Slope Geotechnical Parameters	16-8
Table 16-8: Pit Optimization Parameters	16-9
Table 16-9: Selected Pit Shell Quantities	16-10
Table 16-10: Ultimate Pit Quantities	16-22
Table 16-11: Open Pit Production Schedule and Plant Feed	16-24
Table 16-12: Equipment Mechanical Availabilities and Utilization	16-26
Table 16-13: Typical Workforce in the Open Pit	16-29
Table 16-14: Q Inputs and Results	16-30
Table 16-15: Stope Sizing Result	16-34
Table 16-16: N’ Result	16-34

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 16-17: Cut-off Grade Parameters – Underground Mining	16-36
Table 16-18: Underground Equipment	16-38
Table 16-19: Combined Open Pit and Underground Plant Feed	16-40
Table 18-1: WRSF and OBSF Design Criteria and Capacity	18-5
Table 18-2: Tailings Operating Data	18-9
Table 20-1 Potential Approvals, Authorizations, And Permits – for Mine Development at The Queensway Property	20-12
Table 20-2: Environmental Studies and Data Collection	20-15
Table 20-3 Major Prospects and Lithologies Selected for Characterization	20-21
Table 21-1: Overall Project Capital Cost Estimate (C$ 000)	21-1
Table 21-2: Open Pit Mining Capital Cost Estimate	21-3
Table 21-3: Underground Capital Costs	21-4
Table 21-4: Summary of Capital Costs for Toll Mill Modifications and Refurbishment	21-4
Table 21-5: Summary of Processing Plant Capital Cost Estimate	21-5
Table 21-6: Summary of Onsite Infrastructure Capital Cost Estimate	21-6
Table 21-7: Summary of Offsite Infrastructure Capital Cost Estimate	21-6
Table 21-8: Summary of Indirect Costs for the Process Plant and Infrastructure	21-7
Table 21-9: Summary of Operating Costs (C$ 000)	21-8
Table 21-10: Pit Operating Cost by Function	21-9
Table 21-11: Pit Operating Cost by Component	21-9
Table 21-12 Underground Mining Cost	21-11
Table 21-13: Summary of the Queensway Processing Plant Operating Costs	21-12
Table 22-1: Annual After-Tax Cash Flow Summary	22-4
Table 22-2: Pre -Tax Sensitivity Analyses	22-7
Table 26-1: Budget of Recommendations	26-4

Figures

Figure 1-1: Pre-Tax Sensitivity Analysis	1-19
Figure 4-1: Six Sub-properties of the Queensway Project	4-3
Figure 4-2: Mineral Licences for the Northern Sub-properties of the Queensway Project	4-9
Figure 4-3: Queensway South Mineral Licences	4-10
Figure 5-1: Access to the Queensway Property	5-2
Figure 5-2: Shaded Relief Image for the Queensway Project Area, with Outline of the Queensway Mineral Licences and Bodies of Water	5-3

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 5-3: Climate Data for Gander International Airport	5-4
Figure 6-1: Location of Historical Exploration Programs Conducted by Prior Owners	6-3
Figure 7-1: Correlation of Major Suture Zones Across the Atlantic Ocean	7-2
Figure 7-2: Newfoundland’s Bedrock Geology and Major Tectonic Zones	7-3
Figure 7-3: Bedrock Geology of the Queensway Area	7-6
Figure 7-4: Stratigraphic Column Describing the Rocks Underlying the Queensway Property	7-7
Figure 7-5: Interpretation of Structure and Lithology on a North-facing Queensway North Block Cross-section	7-8
Figure 7-6: Interbedded Siltstone and Greywacke of the AFZ Footwall, Outflow Formation from Drill Hole NFGC-23-1416	7-9
Figure 7-7: Interbedded Black Siltstone and Greywacke of the AFZ Hanging Wall, Main Point Formation from Drill Hole NFGC-24-2116	7-9
Figure 7-8: Typical Gold-bearing Quartz Vein Styles Observed at Queensway	7-10
Figure 7-9: Images of Core from Mineralized Intervals in Drill Hole NFGC-19-01	7-11
Figure 7-10: Integrated Geological Map of Lithology, Regional Faults and Gold-bearing Faults in Queensway North Block	7-12
Figure 7-11: Queensway North AFZ Prospects with Major Structures and Gold Vein-Filled Faults on Surface	7-14
Figure 7-12: Core Photographs from NFGC-19-01 (Keats Prospect): Visible Gold (A, C, and D); Vuggy Quartz Texture (B)	7-15
Figure 7-13: Photos of Mineralization from Drill Hole NFGC-21-204 at Keats Zone (approximately 280 m to 296 m)	7-16
Figure 7-14: Photos of Mineralization from Drill Hole NFGC-23-1210 at Iceberg (approximately 58 m to 82 m)	7-17
Figure 7-15: Photos of Mineralization from Drill Hole NFGC-22-960 at Keats West (approximately 149 m to 182 m)	7-19
Figure 7-16: Photos of Mineralization from Drill Hole NFGC-23-1986 at K2 (approximately 140 m to 182 m)	7-21
Figure 7-17: Photos of Mineralization from Drill Hole NFGC-21-304 at Pocket Pond (approximately 82 m to 91 m)	7-22
Figure 7-18: Integrated Geological Map of Lithology, Regional Faults, and Gold Trends in Queensway South, Pauls Pond Region	7-23
Figure 7-19: Select Photographs of Drill Core from the Astronaut and Nova Prospects	7-24
Figure 7-20: Photos of Mineralization from Drill Hole NFGC-QS-22-32 at Aztec (approximately 102 m to 113 m)	7-25
Figure 7-21: Fault Zone in Oxidized Granite (a) and Chalcedonic Quartz Breccia Veins (b) at Mars	7-25

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-22: Core Photo of Quartz Vein Zone Breccia, Cockade, and Banded Textures within Twin Ponds Drill Hole NFGC-TP-22-01, 173.3 m to 183.85 m	7-26
Figure 7-23: Schematic Illustration of Mineralogical Changes in White Micas Identified by Hyperspectral Imaging of Core near Strong Gold Mineralization	7-28
Figure 7-24: Examples of Deformation at Queensway	7-32
Figure 8-1: Schematic for Orogenic Gold Deposits at Various Depths	8-2
Figure 8-2: Comparison of Drill Core Samples from Queensway Drill Hole NFGC-19-01 with Core from the Eagle Zone of the Fosterville Mine, Australia	8-3
Figure 9-1: Locations of Rock Samples Collected from NFG’s Prospecting Programs	9-5
Figure 9-2: Surface Rock Samples with Gold Grades Greater than 0.5 ppm Au	9-6
Figure 9-3: Location of Glacial Till Samples at the Queensway Property	9-7
Figure 9-4: Till Samples with Gold Grades above 1 ppm Au	9-8
Figure 9-5: Locations of Soil Samples	9-9
Figure 9-6: Soil Sample Gold Assay Results	9-10
Figure 9-7: Location of Trenches at the Queensway Property	9-11
Figure 9-8: Keats Phase 1 Trench Plan View Map with Location of Visible Gold Mineralization in the East-West Vein	9-14
Figure 9-9: Type, Location, and Extent of NFG Geophysical Surveys	9-17
Figure 9-10: Merged NFG Magnetic Reduced to Pole Data	9-22
Figure 9-11: Lithological and Structural Geophysical Interpretation for the Queensway Property	9-23
Figure 9-12: Preliminary 3D Cube Cross-section Interpretation Using Pre-stack Depth Migration and Pseudo Relief, Looking North	9-25
Figure 9-13: 2023 LiDAR Bare Earth Image over the Queensway Property	9-26
Figure 9-14: QWN AFZ East Long Section with Drilling Highlights Currently Excluded from the Mineral Resource Estimate	9-30
Figure 9-15: QWN AFZ 3D Inclined View with Modelled Au Mineralization and Drilling Highlights Currently Excluded from the Mineral Resource Estimate	9-31
Figure 10-1: Drill Collar Locations from NFG and Previous Operator Drilling Programs Completed at the Queensway Property (November 1, 2024)	10-7
Figure 10-2: Drill Holes at AFZ Core, Appleton Fault Zone (November 1, 2024)	10-8
Figure 10-3: Drill Holes at AFZ Peripheral and VOA (Queensway North), Appleton Fault Zone (November 1, 2024)	10-9
Figure 10-4: Drill Holes at Queensway North, JBP Fault Zone (November 1, 2024)	10-10
Figure 10-5: Drill Holes at Queensway South (November 1, 2024)	10-11
Figure 10-6: Drill Holes at Twin Ponds (November 1, 2024)	10-12
Figure 11-1: Sample Collection and Security	11-2

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 11-2: NFG CRM Z-Score by Method	11-13
Figure 11-3: Control Chart of CRM OREAS 230 in ALS Fire Assay: 2021 – 2023	11-14
Figure 11-4: Control Chart of CRM OREAS 239 in Eastern Analytical Fire Assay: Nov 2020 – July 2024	11-14
Figure 11-5: Control Chart of CRM OREAS 236 in MSALAB Photon Assay: 2022 – 2024	11-15
Figure 11-6: 2019 - 2024 Results of Coarse Blank Samples in ALS	11-16
Figure 11-7: 2019 - 2024 Results of Coarse Blank Samples in MSALAB	11-16
Figure 11-8: Field Duplicates Scatter Plot by Method: 2020 – 2024	11-18
Figure 11-9: Coarse Duplicates (CD) Scatter Plot and HARD Plot: 2023–2024	11-19
Figure 11-10: Quantile-quantile Plots (FA vs. FA and SFA - AAS Finish): ALS vs. EAL	11-21
Figure 11-11: Quantile-quantile Plots (FA vs. FA & SFA - Gravimetric Finish): ALS vs. SGS	11-21
Figure 11-12: Quantile-quantile Plots (Photon Assay vs. FA and SFA): MSALABS vs. ALS	11-22
Figure 12-1: Collar Location Field Check (NFGC-23-1279)	12-3
Figure 13-1: Plan View Map of Metallurgical Sections from Keats, Golden Joint, Lotto, Iceberg, Iceberg East, and Keats West	13-3
Figure 13-2: Cross-section of Keats Main 1 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-4
Figure 13-3: Cross-section of Keats Main 2 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-5
Figure 13-4: Cross-section of Keats Main 4 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-6
Figure 13-5: Cross-section of Lotto Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-7
Figure 13-6: Cross-section of Golden Joint Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-8
Figure 13-7: Cross-section of Iceberg #3 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)	13-9
Figure 13-8: Cross section of Keats West 1 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northwest)	13-10
Figure 13-9: Cross section of Keats West 2 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northwest)	13-11
Figure 13-10: Gold Deportment and Gold Grain Size for the Keats, Lotto and Iceberg Zones	13-14
Figure 13-11: Gold Deportment and Gold Grain Size for Keats West and Iceberg	13-16
Figure 13-12: Gold Tails Grade versus Arsenic Content	13-21
Figure 14-1: AFZ Core Area Selected Mineralized Faults Shown with All Veins	14-7

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-2: AFZ Core Area Geological Model	14-10
Figure 14-3: AFZ Peripheral Geological Model	14-12
Figure 14-4: Vertical Section Showing AFZ Core Area Mineralization Domains	14-15
Figure 14-5: Plan View Showing AFZ Core Area Mineralization Domains	14-16
Figure 14-6: Plan View Showing AFZ Peripheral Area Mineralization Domains	14-18
Figure 14-7: Vertical Section Showing AFZ Peripheral Area Mineralization Domains	14-19
Figure 14-8: Plan View Showing JBP Area Mineralization Domains	14-20
Figure 14-9: Cumulative Distribution Functions for Capping Groups 1 and 9	14-22
Figure 14-10: Close-up of Cut Vein Surface from Hole NFGC-20-45	14-31
Figure 14-11: Close-up of Core Surface from Hole NFGC-21-80	14-32
Figure 14-12: Raw Assay Length Histogram	14-35
Figure 14-13: Keats Main Normal Scores Variogram	14-40
Figure 14-14: Keats Main >5 g/t Au Indicator Contour Compared with Related Vein Intersections	14-41
Figure 14-15: Iceberg Normal Scores Variogram	14-42
Figure 14-16: Iceberg 3 g/t Au and 15 g/t Indicator Contours Compared with KN_Occult Vein Intersection	14-43
Figure 14-17: Inclined Long Section Showing Untrended Au Grade Contours for Keats_Main Vein Domain	14-45
Figure 14-18: Long Section Showing Estimation Passes for the GJ Main Vein Domain	14-47
Figure 14-19: Drill Hole Spacing Cumulative Frequency by Class for Parent Block Regularized Block Model	14-58
Figure 14-20: Drill Hole Spacing Cumulative Frequency for Parent Block Regularized Block Model	14-59
Figure 14-21: Vertical Section Showing Classified Open Pit and Underground Mineral Resource	14-60
Figure 14-22: GJ_Main Long Sections Showing Classification Before (Left) and After (Right) Application of RPEEE Constraints	14-61
Figure 14-23: Keats_Main Long Section Showing Classified Open Pit and Underground Mineral Resource	14-62
Figure 14-24: Iceberg Long Section Showing Classified Open Pit and Underground Mineral Resource	14-63
Figure 14-25: Lotto Long Section Showing Classified Open Pit and Underground Mineral Resource	14-64
Figure 14-26: Jackpot Long Section Showing Classified Open Pit and Underground Mineral Resource	14-65
Figure 14-27: Long Section Showing Classified Open Pit and Underground Mineral Resources in the Centre of the AFZ Peripheral Area	14-67

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Figure 14-28: Disco Shear 3 Long Section Showing Classified Open Pit and Underground Mineral Resource	14-68
Figure 14-29: Doyle Plan Section Showing Classified Open Pit Mineral Resource	14-69
Figure 14-30: Vertical Sections Through the Open Pit and Underground Mineral Resources in Select Pits at JBP	14-70
Figure 14-31: PN2A and PN_2 Long Sections Showing Classified Open Pit and Underground Mineral Resource	14-71
Figure 14-32: Largest 20 Domains by Contained Au Metal (ID3 and NN)	14-72
Figure 14-33: Keats_Main Long Section and Vertical Section	14-73
Figure 14-34: Iceberg Long Section	14-74
Figure 14-35: GJ_Main and Lotto Long Sections	14-75
Figure 14-36: Jackpot Long Section	14-76
Figure 14-37: Core Area Au ID3 and NN Contained Metal	14-79
Figure 14-38: Keats_Main Histograms of Block Grades and 1 m Composites	14-79
Figure 14-39: Keats_Main Domain Au Swath Plots	14-80
Figure 14-40: Block Grades and Full Width Composites for Disco Shear 3 and Doyle Veins	14-82
Figure 14-41: Disco Shear Swath Plots	14-84
Figure 14-42: PN Swath Plots	14-87
Figure 14-43: AFZ Core Area Mineral Resource Reporting Area	14-91
Figure 14-44: Isometric View of the AFZ Core Area Mineral Resource	14-92
Figure 14-45: Isometric View of the AFZ Peripheral Area Mineral Resource	14-93
Figure 14-46: Isometric View of the JBP Area Mineral Resource	14-94
Figure 14-47: Indicated Grade-Tonnage Curve	14-97
Figure 14-48: Inferred Grade-Tonnage Curve	14-97
Figure 14-49: Open Pit Indicated Grade-Tonnage Curve	14-98
Figure 14-50: Open Pit Inferred Grade-Tonnage Curve	14-98
Figure 14-51: Queensway Overall Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure	14-102
Figure 14-52: Queensway AFZ Core Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure	14-103
Figure 14-53: Queensway AFZ Peripheral Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure	14-104
Figure 14-54: Queensway JBP Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure	14-105
Figure 16-1: Haines Terbrugge Chart	16-3
Figure 16-2: Pits Considered in the Geotechnical Model	16-4

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Figure 16-3: Drill Hole NFGC-21-324 (83.0 m to 86.0 m)	16-5
Figure 16-4: Open Pit Optimization Results	16-10
Figure 16-5: Whittle Pit Shell No. 49 (RF=1.00)	16-11
Figure 16-6: Ultimate Pit Plan View	16-13
Figure 16-7: Keats Pit Phases, Plan View	16-14
Figure 16-8: Keats Pit Phases, Longitudinal View	16-14
Figure 16-9: Keats West North Pit Phases, Plan View	16-15
Figure 16-10: Keats West North Pit Phases, Longitudinal View	16-15
Figure 16-11: Iceberg Pit Phases, Plan View	16-16
Figure 16-12: Iceberg Pit Phases, Longitudinal View	16-16
Figure 16-13: K2 Pit Phases, Plan View	16-17
Figure 16-14: K2 Pit Phases, Longitudinal View	16-18
Figure 16-15: Waste Management Facilities	16-19
Figure 16-16: Pit Annual Production	16-25
Figure 16-17: Plant Feed from Pit and Stockpile by Gold Grade Bins	16-25
Figure 16-18: Rock Tunnelling Quality Index Q Equation	16-30
Figure 16-19: Equivalent Dimension and ESR values	16-31
Figure 16-20: Estimated support categories based on the tunnelling quality index Q	16-32
Figure 16-21: Modified Stability Number N’	16-33
Figure 16-22: Hydraulic Radius HR	16-33
Figure 16-23: Modified Stability Number N’ vs Hydraulic Radius HR	16-35
Figure 16-24: Underground Long Section Looking West	16-37
Figure 16-25: Cut and Fill Mining Level Example	16-37
Figure 16-26: Combined Open Pit and Underground Plant Feed and Average Gold Grade	16-39
Figure 18-1: Site Layout	18-2
Figure 18-2: IPTSF General Arrangement	18-8
Figure 20-1 Project Area	20-2
Figure 20-2 Acid Potential vs Modified Sobek Neutralization Potential – Waste Rock and Overburden	20-22
Figure 20-3 Acid Potential vs Modified Sobek Neutralization Potential	20-24
Figure 21-1: Open Pit Operating Cost by Function	21-10
Figure 21-2: Open Pit Operating Cost by Component	21-10
Figure 22-1: Pre-Tax Sensitivity Analysis	22-8
Figure 23-1: Adjacent Properties to the Queensway Gold Property	23-2

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Appendix Tables

Table 30-1: Modelled Mineralization Domain Block Model Code	30-2

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1.0	Summary
1.1	Executive Summary

SLR Consulting (Canada) Ltd. (SLR) was retained by New Found Gold Corp. (NFG or the Company) to prepare an independent Technical Report on the wholly owned Queensway Gold Project (the Project or the Property), located in the province of Newfoundland and Labrador (NL), Canada. The purpose of this Technical Report is to support the disclosure of a preliminary economic assessment (PEA). The PEA is based on a Mineral Resource estimate with an effective date of March 15, 2025. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Two Qualified Persons (QP) from SLR visited the Property on October 24 and 25, 2024. The QP from Stantec Consulting Ltd. (Stantec) visited the Property on March 18, 2025.

The Property consists of 7,018 claims across 98 mineral licences, covering a total area of 175,450 hectares (ha). It includes three main Mineral Resource areas: Appleton Fault Zone (AFZ) Core, AFZ Peripheral, and Joe Batt’s Pond (JBP). AFZ Core hosts several key gold (Au) zones, including Keats, Iceberg, Keats West, Lotto, Golden Joint, K2, etc. AFZ Peripheral contains the Big Vein, Pristine, HM, and Midway zones, while JBP features the H Pond, 1744, and Pocket Pond zones. The distance from AFZ Core to AFZ Peripheral is approximately 7.5 kilometres (km), and from AFZ Core to JBP, approximately 5.5 km. The Project is in an advanced exploration stage.

The Project is located approximately 15 km west of the town of Gander, NL, and is accessible via the Trans-Canada Highway (TCH), with infrastructure including gravel resource roads, high-voltage transmission lines, and proximity to the Gander International Airport and local shipping ports.

The PEA envisages the Project being developed in a staged approach, consisting of three phases. Phase 1 includes site establishment, the mining of a series of open pits, and the shipment of mineralized material to an off-site existing toll milling facility at a rate of 700 tonnes per day (tpd). Phase 2 consists of the continuation of open pit mining, the construction of an on-site processing plant at the Property with capacity of 7,000 tpd, and the establishment of an in-pit tailings storage facility (IPTSF). Phase 3 sees the construction of the underground mine, which provides additional feed material for the on-site processing plant. The total Project life, considering both construction and operations, is 15 years.

1.1.1	Conclusions

The QPs conclude that the PEA demonstrates that the Project has economic potential, and further studies are warranted. The QPs make the following conclusions by area:

1.1.1.1	Geology and Mineral Resources
•	As of March 15, 2025, the NFG Queensway Project Mineral Resources are estimated as follows:
°	Open pit Indicated Mineral Resources are estimated to total approximately 17,267 thousand dry metric tonnes (kt) grading 2.25 grams per tonne (g/t) Au containing approximately 1,249 thousand ounces (koz), and Inferred Mineral Resources are estimated to total approximately 8,960 kt grading 1.24 g/t Au containing approximately 358 koz Au.

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°	Underground Indicated Mineral Resources are estimated to total approximately 771 kt grading 5.76 g/t Au containing approximately 142 koz, and Inferred Mineral Resources are estimated to total approximately 1,749 kt grading 4.44 g/t Au containing approximately 250 koz Au.
•	The geology of the Project is well understood and constitutes a poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/terrestrial sequences, and Silurian magmatic rocks. Gold mineralization typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture.
•	Within the AFZ Core area, mineralization was modelled as 308 veins and nine additional halo zones. Within the Queensway North peripheral areas, mineralization domains consist of 17 veins in the JBP area and 33 veins in the AFZ Peripheral area. All areas also include a two metre buffer around the veins capturing adjacent low grade mineralization. Au grades were estimated using inverse distance cubed (ID3) and a four pass search strategy.
•	Average density values applied to the domains are supported by wax-coated water immersion density measurements on core samples, with 2.7 grams per cubic centimetre (g/cm3) applied to the mineralized domains.
•	Protocols for drilling, sample preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of a Mineral Resource estimate.
•	Mineral Resource classification was based primarily on drill hole spacing, applied to designate contiguous zones of like classification.
•	Open pit Mineral Resources were reported within a preliminary optimized pit shell generated at a cut-off grade of 0.3 g/t Au, while underground Mineral Resources were constrained within reporting panels generated at a cut-off grade of 1.65 g/t Au with heights of 10 m, lengths of 5 m, and minimum widths of 1.8 m.
1.1.1.2	Mining
•	The Project is planned as a conventional open pit mining operation utilizing standard drill, blast, load, and haul. A conceptual level mining design, production schedule, and cost model were developed to support the preliminary assessment of the Queensway Gold Project.
•	A series of pit optimizations were run using the resource block model, estimated on-site and off-site operating costs, and a gold price of US$2,200 per troy ounce (oz) with values applied to Measured, Indicated, and Inferred Mineral Resources.
•	An ultimate pit limit was chosen from the optimized shell, and the potentially mineable portion of the Resource was estimated based on a cut-off grade of 0.30 g/t Au, 10.6% dilution and 3.8% mining losses.
•	The mineralized material contained within the ultimate pit design and included in the conceptual mine plan consists of 17,685 kt in the Indicated category with average grade of 1.97 g/t Au, and 8,619 kt in the Inferred category with average grade 1.00 g/t Au. The reader is cautioned that Inferred mineralized material is included in the conceptual mine plan and these are considered too speculative geologically to have economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

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•	Mining is planned across four main pit areas comprising 13 pit phases, along with 13 additional smaller pits that will be mined primarily toward the end of the mine life. The overall strip ratio is 6:1.
•	The open pit production schedule comprises 13 years of production. A mill production rate of 7,000 tpd is assumed. Excess mill feed will be stockpiled adjacent to the processing plant and reclaimed throughout and at the end of the mine life.
•	Open pit waste consists of overburden and waste rock material. Separate overburden storage facilities (OSF) and waste rock storage facilities (WRSF) are located adjacent to the ultimate pit crest. Backfilling of the pit has not been considered as part of the current mine plan.
•	Open pit operations are scheduled for 365 days per year, operating 24 hours per day. The work schedule is based on four crews working rotating 12-hour shifts. Mining activities will be carried out using owner-operated production equipment.
•	There will be a series of five underground mines that will be developed after the construction of the onsite processing plant. All five underground mines will utilize the cut and fill mining method.
1.1.1.3	Mineral Processing
•	Test work to date on samples from the Keats, Lotto, Golden Joint, and Iceberg zones has focused on a gravity concentration-carbon-in-leach (CIL) flowsheet and included exploratory test work using master composites and variability test work using variability composites. The master composites for each zone were produced by combining portions from all of the variability composites from their respective zones. The variability test work on Iceberg composites included a pre-aeration step prior to cyanide leaching, while the variability test work on Keats, Lotto, and Golden Joint composites did not.
•	Exploratory test work using the Keats and Lotto master composites returned high gravity recoverable gold (GRG) recoveries, while indicating that preg-robbing affected cyanide leaching extractions from the gravity tails. Therefore, subsequent variability testing on composites from these zones, as well as composites from Golden Joint and Iceberg, used gravity concentration followed by CIL of the gravity tails. The GRG tests for the variability test work was conducted at a target 80% passing (P80) of 212 microns (µm) while the CIL tests were conducted at three target P80 grind sizes for each composite (212 µm, 75 µm, and 37 µm) to assess the effect of grind size on gold recovery, with P80 of 75 µm ultimately being chosen as the optimum grind size. GRG recoveries ranged from 1% to 99%, and overall extractions (GRG-CIL) at the target P80 of 75 µm for the CIL tests ranged from 31% to 100% and showed a strong relationship between gold head grade and overall extraction.
•	Analysis of the CIL test results from the variability test work using Keats, Lotto, Golden Joint, and Iceberg composites showed that there was a relationship between leach extraction and arsenic head grade, indicating that a portion of the gold in the samples was associated with arsenic and refractory to leaching. This relationship was pronounced in the samples with lower gold head grades (<4 g/t Au). This analysis, together with mineralogical data indicated that the unleached gold was likely associated with arsenopyrite (and possibly pyrite) and not well liberated.

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•	Exploratory flotation test work was completed on Keats, Keats West, Lotto, and Iceberg master composites as well as four variability composites from the Keats and Lotto zones selected due to their relatively poor gravity-CIL responses (with overall gold extractions ranging from 57% to 73%). Carbon flotation (prior to sulphide flotation) aimed at rejecting carbon to minimize its preg-robbing effect indicated that some loss of gold would occur in this step and overall extraction was not beneficially affected. Sulphide flotation was effective at recovering gold from the gravity tails and carbon flotation tails into a concentrate with recoveries ranging from 89% to 97%. However, re-grinding of that concentrate was not effective at improving gold extraction during leaching with the overall extraction for the concentrate leach flowsheet essentially the same as the gravity-CIL flowsheet. Additionally, the flotation concentrates contained elevated levels of arsenic that would be subject to penalties if sold to concentrate processors.
•	The flotation tests using Keats, Keats West, Lotto, and Iceberg composites resulted in overall gold recoveries to gravity and sulphide concentrates ranging from 89% to 97% with sulphide concentrates containing 9 g/t Au to 67 g/t Au. Cleaner flotation test work to upgrade the concentrates is expected to result in some gold losses, however, the flotation tests completed to date did not include CIL of the sulphide flotation tails, and it is possible that gold losses through cleaner flotation would be offset by additional gold recovery from leaching the flotation tails. This possibility has not yet been confirmed through test work.
•	During the flotation test work, pre-aeration prior to leaching appeared to be beneficial in reducing cyanide consumption during subsequent leaching of the gravity tails or sulphide concentrates.
•	In general, the test work completed to date indicated that gold is present in two main forms in the samples tested:
°	free gold amenable to gravity recovery and extraction by cyanide leaching, and
°	gold associated with arsenic that was only partially amenable to cyanide leaching and highly amenable to recovery by flotation.
•	Higher grade samples (>4 g/t Au) contained higher proportions of free gold, while the lower grade samples (<4 g/t Au) tended to be increasingly characterized at decreasing gold grades by partially liberated or unliberated gold associated with arsenic.
•	Comminution test work was completed on master composites from each zone and a selection of eight Iceberg variability composites and indicated that the material was amenable to conventional crushing and grinding.
•	Preliminary test work on three composite samples from Keats West was completed, with initial tests using a gravity concentration-CIL flowsheet indicating that CIL extraction from the gravity tails was poor. Preliminary results from flotation test work on gravity tails of the master composites indicated that flotation was effective at recovering the unleachable gold. The test work included two-stage cleaning of the sulphide rougher concentrates, which showed that concentrate could be produced with adequate gold grades to make a saleable concentrate attractive to processors, although containing elevated (penalizable) levels of arsenic.

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1.1.1.4	Infrastructure
•	The site will require a dedicated access road from the TCH.
•	The Project will require substantial clearing, grubbing, and terracing.
•	Transmission lines that traverse the Project will need to be relocated.
•	One of the existing transmission lines could be repurposed to be the incoming site transmission line.
•	Service roads and haul roads will need to be constructed, to connect the various open pits, WRSFs, OSFs, and run of mine (ROM) pad.
•	A series of water diversion ditches and sedimentation ponds are required to be developed as part of both initial and ongoing Project development.
•	A site water intake location and final effluent discharge location will need to be identified.
1.1.1.5	Environment, Permitting, and Social/Community Engagement
•	NFG has undertaken a range of environmental baseline studies across key biophysical and socio-economic components of the Project area. These include terrestrial and aquatic ecology, air, and water quality; noise and light surveys; acid rock drainage and metal leaching characterization; and hydrological and hydrogeological assessments. The scope and scale of these programs are consistent with industry best practices for projects transitioning from early-stage exploration to advanced technical evaluations such as a PEA.
•	Environmental sensitivities within the area studied have been identified and are generally manageable with standard permitting conditions and mitigation strategies. Key considerations include a portion of the mineral licences falling within protected water supply areas and Crown Lands. No critical habitat for species at risk has been identified within the area studied.
•	Regulatory frameworks at both the federal and provincial levels have been reviewed, and Phase 1 of the Project will require provincial Environmental Assessment (EA) registration and permitting. Phases 2 and 3 are anticipated to require both provincial and federal EA and supplemental permitting. To date, NFG has demonstrated proactive engagement with regulators and local communities and is committed to continued collaboration as the Project advances.
1.1.2	Recommendations

The QPs recommend that the Project proceed to undertake a Preliminary Feasibility Study (PFS), while simultaneously converting Inferred Mineral Resources into the Indicated category through an exploration drilling program and conducting field investigations that support key design inputs of the Project plan. The QPs make the following recommendations by area.

1.1.2.1	Geology and Mineral Resources
1	Conduct additional trenching, channel sampling, and detailed mapping to continue to improve structural modelling and refine mineralization wireframe interpretations.

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2	Continue exploring while balancing potential with cost-effectiveness, focusing efforts on:
°	infill drilling within the pit shells to convert unclassified material to Inferred Resource and, where drill density permits, to upgrade Inferred material to the Indicated category in support of future economic studies;
°	near-surface expansion along the AFZ and JBP Fault Zone (JBPFZ);
°	extensions of open underground reporting panels at depth and along strike; and
°	deep drilling in the AFZ Core to follow up widely spaced high grade intercepts.
3	Consider targeted closely spaced reverse circulation (RC) or diamond drilling in areas that are expected to have the greatest impact on early life of mine (LOM) production.
4	Consider completing a closely spaced drill program focusing on grade continuity, followed by an updated Mineral Resource estimate to target material representative of the Phase 1 mining and processing conditions.
5	Conduct test work to acquire more spatially representative wax-coated water immersion density measurements for the various rock types.
6	In conjunction with the future metallurgical test work outlined in Section 13.7, consider the development of a geometallurgical model, if warranted, to account for recovery variability and support process planning for future technical evaluations beyond the PEA stage.
7	Continue to evaluate the geological and grade continuity of mineralized vein wireframe interpretations hosted within or extending into the modelled AFZ structure.
8	Continue assaying samples with multielement inductively couple plasma (ICP) as it helps support both lithology interpretation as well as mineralized wireframe interpretation and could support a future geometallurgical model.
1.1.2.2	Mining

Open Pit Mining

1	Evaluate different bench heights. All pits have been designed with five metre operating bench heights, however, in some higher elevations of the pits it may be possible to mine waste rock on 10 m high benches, which is more cost effective and may facilitate higher pit sinking rates in term of vertical metres per year. This is considered a project opportunity that has not been incorporated into the base case mine plan.
2	Adhere to a strict grade control program to achieve good control of dilution. Higher than expected dilution would have a negative impact on project economics.
3	Examine the possibility of backfilling mined out pits. Backfilling is not proposed in this PEA, however, it is considered an opportunity for future mine planning once the full extent of the Mineral Resources has been defined.
4	Complete a geotechnical site investigation program that includes additional geotechnical core drilling and sample collection for laboratory testing, to further assess rock mass conditions and structural orientations in the next phase of the study. A geotechnical study has not yet been completed for the Project. The empirical Haines Terbrugge (1991) chart was used with the inputs described in Section 16.1.2 to produce indicative inter ramp pit slope angles.

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5	Complete geochemical characterization of waste rock and economic mineralized material prior to the start of mining operations, with the findings used to guide waste rock management strategies and understand tailings geochemistry. Barren rock and uneconomic mineralized material should be classified as either potentially acid-generating (PAG) or non-acid-generating (non-PAG) waste rock. A comprehensive study is advised to assess the potential presence and volume of PAG material within the planned mining limits. At this stage, no waste volumes by category have been estimated.
6	Conduct further hydrogeological and hydrological site characterization, taking seepage and runoff management requirements into account.

Underground Mining

1	Conduct a geotechnical study to determine the rock mass characteristics of the site. The study will help determine the appropriate mining methods.
2	Increase exploration drilling at depth, based on the identified mineable material, to potentially increase inventory.
3	Increase diamond drilling to convert Inferred Resources to Indicated Resources.
4	The deposits are narrow and steeply dipping. Dilution control will be critical to the success of the operation. Upon completion of the geotechnical program, validate the consolidation requirements of the backfill to minimize dilution in the sill and help prevent hanging wall failure over the height of the mineable areas. Unconsolidated backfill may compress and allow for hanging wall movement, which may cause failures.
1.1.2.3	Mineral Processing
1	Conduct test work to evaluate the production of a saleable sulphide concentrate containing gold, building on the preliminary flotation test work already completed. Sulphide flotation could be employed before or after cyanide leaching (which would require cyanide destruction prior to flotation), and both of these options should be evaluated in test work and in a subsequent trade-off study to determine which would be the preferrable option.
2	While initial test work focused on the gravity concentration-CIL flowsheet, the poor recovery of refractory gold using this flowsheet, particularly for low grade material and Keats West samples, necessitated the inclusion of sulphide flotation in the flowsheet. Focus future test work on supporting the gravity concentration-sulphide flotation-flotation tails leaching flowsheet. This will include process optimization and variability test work using samples representative of spatial and grade distribution of material in the mine plan, and which will also support the future declaration of Mineral Reserves.
3	Conduct sulphide oxidation test work on flotation concentrates to assess their amenability to this technique to support trade-off studies evaluating the technical and economic characteristics of different sulphide oxidation technologies.
4	Continue the pre-aeration step in future CIL testing.
5	Coordinate future sample selection and test work with the development of a geological model that includes additional species such as cyanide soluble gold, sulphur, arsenic, iron, and organic carbon, and that will provide detailed information on gold grade distribution within the various zones. Additionally, the development of mine plans during more advanced stages of study should be used to ensure that samples selected for test work represent material that would be processed in a mill.

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1.1.2.4	Infrastructure
1	Engage with the various owners of the three transmission lines and one fibreoptic line that require relocation to determine next steps in selecting modified routes.
2	Engage with NL Power and NL Hydro to determine the feasibility of utilizing one of the transmission lines to provide power to the site.
3	Develop a detailed electrical load list and site power distribution schematic as part of future studies.
4	Carry out geotechnical and hydrogeological investigations around the three pits that form the IPTSF (i.e., Iceberg, Keats W/N, and Keats) to characterize the overburden, bedrock, and groundwater conditions to support advancing the IPTSF design.
5	Conduct borrow source investigations to identify and characterize suitable sources of construction materials.
6	Develop a site-wide water balance model that accounts for all project flows including pit dewatering.
1.1.2.5	Environment, Permitting, and Social/Community Engagement
1	Continue environmental baseline work including geochemical testing, water resources, fisheries, and other work required to complete provincial and federal environmental assessment requirements.
2	Proceed to development of water management plans, on-site tailings management plans, and mine rock management plans to reduce and mitigate potential negative environmental impacts.
3	Continue regulator and stakeholder engagement leading into EA and permitting to build trust, gain input, ensure compliance, and achieve social licence to proceed with the Project.
1.1.2.6	Capital and Operating Costs

It is recommended that capital and operating costs be updated and refined as part of the overall recommendation to advance the Project to the next level of study.

1.1.2.7	Budget

The budget to complete the recommendations is shown in Table 1-1. The work plan is estimated to occur over the remainder of 2025, and through 2026.

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Table 1-1: Budget of Recommendations

Area	Cost (C$ million)
Exploration (Resource Conversion, Grade Control)	29.8
Environmental Permitting and Studies	6.0
Technical Studies (Updated Resource Estimate, Phase 1 Feasibility and Detailed Engineering, Phase 2 Preliminary Feasibility)	11.3
Field Programs to support Technical Studies	19.4
Total	66.5
1.1.3	Risks

In general, the QPs are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate or results of the PEA. Listed below are some of the potential risks and uncertainties associated with the Project and its potential future development. While the mineralization style at the Project introduces some project-specific considerations, most of the risks identified are common to mineral projects at a similar stage of advancement, particularly those progressing from an initial Mineral Resource estimate toward a PEA, and onward to advanced studies.

1	Property Description and Location
°	NFG holds or has the option to acquire a 100% interest in all mineral licences comprising the Project, however, surface rights across portions of the Property are not wholly owned by NFG and are either located on Crown land or private land subject to access agreements. As a result, continued exploration and potential future development may require negotiation of new agreements or renewal of existing arrangements, which could introduce timing or access risks.
°	A portion of the mineral licences are subject to net smelter return (NSR) royalties. These royalties, some of which include provisions for escalation or annual advance payments, may impact the economic performance of the Project and would need to be accounted for in any future economic analysis.
2	Accessibility, Climate, Local Resources, Infrastructure, and Physiography
°	Although the Project is accessible via the TCH and benefits from proximity to local infrastructure and workforce in the towns of Gander and Appleton, the Project does not currently possess any mine development infrastructure. Existing facilities are limited to exploration support, including core storage, temporary office facilities, and gravel resource roads.
°	While multiple high-voltage power transmission lines traverse the Project area and municipal services are available nearby, dedicated infrastructure is required for mine development, such as: process facilities, site-specific power and water supply systems, waste management infrastructure, and internal road networks, which have not yet been constructed. The development of such infrastructure will be subject to capital investment, permitting timelines, and potential logistical constraints. These factors may pose risks to the scheduling and economic advancement of the Project.

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°	The Project is located in a region characterized by cold winters, significant snowfall, and variable weather conditions, which may restrict field access and limit the duration of exploration and construction activities during certain times of the year. These seasonal limitations may impact scheduling, reduce operational efficiency, and result in increased costs associated with workforce mobilization, equipment maintenance, and logistical planning.
3	Mineral Processing and Metallurgical Testing
°	Preliminary metallurgical test work indicates that a portion of the gold at the Project is associated with arsenic bearing minerals, particularly arsenopyrite. In samples with lower gold head grades, the gold tends to be less liberated and is partially refractory to conventional cyanide leaching. This association may reduce overall gold recoveries in some zones and introduces uncertainty regarding metallurgical performance. Additional test work is required to better characterize the relationship between gold recovery and arsenic content and to evaluate potential processing strategies to mitigate this effect.
4	Mineral Resource Estimates

Several factors introduce uncertainty to the Mineral Resource estimates presented for the Project. These include:

°	Economic Assumptions: The Mineral Resource estimates are sensitive to the long-term gold price and the CAD/USD exchange rate used in determining cut-off grades and reporting shapes. Any significant change in these economic parameters may materially impact the quantity and classification of reported Mineral Resources.
°	Cut-Off Grade Assumptions: Mineral Resources are reported above specific cut-off grades for open pit and underground extraction scenarios. Variations in cost assumptions, metallurgical recovery, or market conditions may necessitate revisions to these cut-off grades, which could impact the tonnage and grade of the Mineral Resource.
°	Geological Interpretation: The Project hosts an orogenic epizonal gold system characterized by complex structural and lithological controls. As such, geological and mineralization models are inherently interpretative, and the continuity of gold bearing structures, particularly in areas of limited drilling, are not completely defined by sample data. This is especially relevant to Inferred Mineral Resources, which are subject to a higher degree of geological uncertainty.
°	Grade Estimation and Capping Strategy: The treatment of high grade assays through capping directly influences the estimated grade distribution. Changes to the capping strategy or further refinement of high grade domains could alter the Mineral Resource results.
°	Density Assignment: Bulk density values were assigned based on core measurements and applied by domain. Any variation in these values, particularly in areas of limited data, may affect the calculated tonnage of the Mineral Resource.
°	Underground Constraining Assumptions: Underground Mineral Resources are constrained within reporting panels based on assumed minimum mining widths and design parameters. Modifications to these assumptions, such as mining method, dilution factors, or geotechnical constraints, could result in changes to the volume and classification of the Mineral Resources.

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°	Metallurgical Recovery Assumptions: Gold recovery assumptions are based on preliminary metallurgical test work. Future test work may change these assumptions and may influence the economics of the Mineral Resources.
5	Open Pit Mining
°	Mining dilution is the most significant area of concern for the planned open pit operation because excessive dilution in the plant feed will reduce the average head grade, increase the feed and plant cost, and reduce gold yield. To minimize dilution, maximize recovery, and thereby improve the operation’s overall economics, managing grade control will be important throughout the mining process.
°	A moderate risk exists regarding the stability of the pit slopes. Mitigation measures include a re-evaluation of the final pit wall design following the completion of a detailed geotechnical investigation.
6	Environmental Studies, Permitting, and Social or Community Impact
°	The advancement of the Project to the development stage will require a range of permits and approvals from both federal and provincial authorities. These include, but are not limited to, authorizations for water use, habitat alteration, land disturbance, and the handling and storage of explosives. While NFG currently holds the necessary permits for exploration activities, there is no assurance that future development-stage permits will be granted in a timely manner or at all. The permitting process is subject to detailed regulatory review and may be influenced by public and stakeholder input.
°	The Project area contains wetlands and may be proximal to designated watersheds, including protected water supply areas. Development activities in or near these zones are subject to additional regulatory scrutiny under the provincial Water Resources Act and related environmental legislation, which may restrict or delay certain project components.
°	Federal and provincial Species at Risk legislation including the federal Species at Risk Act (SARA) and the Newfoundland and Labrador Endangered Species Act (NL ESA) may also apply to the Project. The presence of listed species within or adjacent to the Project area could necessitate detailed environmental assessments and the implementation of approved mitigation plans. Failure to adequately address potential impacts on such species may result in delays or permit denials.
°	The Project may be subject to current and future federal and provincial regulations related to greenhouse gas (GHG) emissions and climate change mitigation. Compliance with these evolving policies could impose additional permitting requirements, operational restrictions, or financial costs, particularly as the Project advances toward potential development.
1.2	Economic Summary

The economic analysis contained in this Technical Report is based, in part, on Inferred Mineral Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. To declare Mineral Reserves, the Project would need to undertake a Preliminary Feasibility Study, and to date, no such study has occurred. There is no certainty that economic forecasts on which this PEA is based will be realized.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The economic analysis contained in this Technical Report is based on the Queensway Gold Project Mineral Resources, economic assumptions provided by NFG, and capital and operating costs developed by SLR and reviewed by NFG. All costs are expressed in Q2 2025 Canadian dollars (C$) unless otherwise indicated. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest.

A summary of the key criteria is provided below.

1.2.1	Economic Criteria
1.2.1.1	Production Physicals
• Mine life:	14.5 years
• Open Pit Mining:	13 years
• Underground Mining:	6 years
• Processing:	14.5 years
• Open pit mining rate:	Peak mining rate of 46,600 tpd
• LOM open pit tonnes:	26,303 kt at 1.65 g/t Au
• Underground mining rate:	Peak mining rate of 785 tpd
• LOM underground tonnes:	1,069 kt at 6.67 g/t Au
• Processing rate:
• Third Party Mill (Y1 to Y5):	700 tpd
• Queensway Mill (Y5 to Y15):	7,000 tpd
• Total Processing Feed:	27,373 kt at 1.85 g/t Au
• Third Party Mill:	1,150 kt at 9.64 g/t Au
• Queensway Mill:	26,223.kt at 1.51 g/t Au
• Contained Gold:	1,626 koz Au
• Average LOM Mill Recovery:
• Third Party Mill:	92.1%
• Queensway Mill - Dore:	47.7% (varies between 22.4% and 58.2%)
• Queensway Mill - Concentrate:	44.2% (varies between 35.2% and 67.0%)
• Total LOM Recovery	91.9%
• Total Recovered Gold:	1,494 koz Au
• Third Party Mill:	328 koz Au
• Queensway Mill - Dore:	605 koz Au
• Queensway Mill - Concentrate:	561 koz Au
• Total Recovered Gold by Construction Phase:
• Phase 1:	328 koz Au
• Phase 2:	953 koz Au
• Phase 3:	213 koz Au

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

1.2.1.2	Revenue
• Gold price of US$2,500/oz over the LOM, based on NFG corporate assumption
• Exchange rate of USD/CAD:	1.43
• Payable metal over the LOM:
• Doré payable:	99.9% Au
• Concentrate payable:	Min. deduction of 2.00 g/t Au and max. Au payability of 97.5%
• Freight Costs:
• Doré:	C$2.00/oz Au
• Concentrate:	C$120.00 per wet metric tonne (wmt) concentrate
• Smelter treatment and refining costs:
• Concentrate treatment costs:	US$200.00 per dry metric tonne (dmt) concentrate
• Refining costs - Doré:	US$5.00/oz Au
• Refining costs - Concentrate:	US$8.00/oz Au
• Royalties:	0.4% NSR royalty, equal to C$13.58/payable oz Au
• Net revenue:	C$179.88/t milled (after sales charges and royalties)
1.2.1.3	Capital Costs
•	Phase 1 Initial Capital spent in Year 1 of LOM to prepare Project site and support open pit mine with off-site toll milling, is estimated to be C$154.8 million.
•	Phase 2 Growth Capital between Year 2 and Year 4 of LOM to support open pit mine with construction and operation of on-site processing plant and in-pit tailings deposition, is estimated to be C$442.2 million.
•	Phase 3 Growth Capital spent in Yr 5 of LOM to support underground mining and related supporting operations, is estimated to be C$142.7 million.
•	Sustaining capital covering all three Phases estimated to be C$325.4 million.
•	Closure costs, net of salvage value: C$30 million.
1.2.1.4	Operating Costs
•	Total unit operating costs of C$72.23/t processed (proc).
°	Open pit mining operating costs: C$4.91/t mined open pit
°	Underground mining operating costs: C$176.28/t proc
°	Off-site toll milling costs, including material handling: C$125.00/t off-site proc
°	Queensway mill processing costs: C$20.96/t proc

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°	Site general and administrative (G&A): C$14.5 million per year
•	LOM operating costs of C$1,977 million.
•	All-in sustaining cost of US$1,256/oz of saleable gold, with an annual average production of 99.6 koz Au.
1.2.1.5	Taxation and Royalties
•	Taxes include the Newfoundland Mining Tax plus federal and provincial income taxes. SLR has relied on NFG and their tax advisors for the assessment of all taxes related to the Project.
•	A total of 78 of the 98 Property mineral licences are currently subject to a NSR royalty. The NSR royalties range from 0.4% to 3.0% for the 78 licences. For financial modelling purposes, all revenue was assumed to derive from claims subject to a 0.4% NSR royalty rate. For further details refer to subsection 4.6.
1.2.2	Cash Flow Analysis

SLR has prepared its own unlevered after-tax LOM cash flow model based on the information contained in this Technical Report to confirm the physical and economic parameters of the Property. The model does not take into account financing costs.

All costs are in Q2 2025 C$ dollars with no allowance for inflation. An after-tax cash flow summary is presented in Table 1-2.

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Table 1-2: After-Tax Cash Flow Summary

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

SLR prepared a LOM unlevered after-tax cash flow model to confirm the economics of the Property over the LOM. Economics have been evaluated using the discounted cash flow (DCF) method by considering LOM production on a 100% basis, annual processed tonnages, and gold grades. The associated metal recoveries, metal prices, operating costs, treatment and refining charges, initial and sustaining capital costs, reclamation and closure costs, and income tax and royalties were also considered in the DCF.

The base discount rate assumed in this Technical Report is 5% as per NFG corporate guidance. Discounted present values of annual cash flows are summed to arrive at the Property Base Case net present value (NPV). The Internal Rate of Return (IRR) is also calculated, given the Project is under development considering Phase 1, Phase 2, and Phase 3 investments, and with initial gold production targeted for 2027 pending regulatory approval.

The economic analysis of the Project’s Base Case confirms that the Project’s Mineral Resources have reasonable prospects for economic extraction at a LOM price of US$2,500/oz Au, and that further advancement of Project studies is warranted.

The Project’s Base Case undiscounted pre-tax net cash flow is approximately C$1,852 million and the undiscounted after-tax net cash flow is approximately C$1,128 million.

The Project Base Case pre-tax NPV at a 5% discount rate is approximately C$1,273 million and the Base Case after-tax NPV at a 5% discount rate is approximately C$743 million. The Base Case pre-tax IRR is 128% and the after-tax IRR is 56%.

The World Gold Council adjusted operating cost (AOC) is US$1,085/oz Au. The mine life sustaining capital cost is US$171/oz Au, for an all in sustaining cost (AISC) of US$1,256/oz Au. The mine average annual gold production during the LOM is approximately 99,600 oz.

On a pre-tax, undiscounted basis, the payback of Phase 1 of the Project occurs within one year of expenditures, and the payback of Phase 2 also occurs within one year of expenditures. On an after-tax undiscounted basis, positive cumulative cashflow is achieved within one year of completion of Phase 2 expenditures.

1.2.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities for the following parameters:

•	Gold prices
•	Gold head grades
•	Gold metallurgical recoveries
•	Operating costs
•	Capital costs (Phase 1, Phase 2, Phase 3, sustaining, and closure)

Pre-tax NPV at 5% sensitivities over the Project Base Case have been calculated for -20% to +20% (for head grade), -6% to +6% (for metallurgical recovery), -20% to +20% (for metal prices), and -15% to +35% (for operating costs and capital costs) variations, to determine the most sensitive parameter for the Property.

The sensitivities are shown in Table 1-3 and Figure 1-1.

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Table 1-3: Pre -Tax Sensitivity Analyses

Variance	Head Grade (g/t Au)	NPV at 5% (C$000)
80%	1.48	564,381
90%	1.66	919,181
100%	1.85	1,273,981
110%	2.03	1,628,781
120%	2.22	1,983,581
Variance	Recovery (% Au)	NPV at 5% (C$000)
93%	85.0%	1,007,881
96%	88.5%	1,140,931
100%	91.9%	1,273,981
103%	94.7%	1,380,421
106%	97.4%	1,486,861
Variance	Metal Prices (US$/oz Au)	NPV at 5% (C$000)
80%	$2,000	529,993
90%	$2,250	901,987
100%	$2,500	1,273,981
110%	$2,750	1,645,975
120%	$3,000	2,017,969
Variance	Operating Costs (C$/t)	NPV at 5% (C$000)
85%	61.39	1,480,509
93%	66.81	1,377,245
100%	72.23	1,273,981
118%	84.87	1,033,032
135%	97.51	792,083
Variance	Capital Costs (C$000)	NPV at 5% (C$000)
85%	930,814	1,408,556
93%	1,012,945	1,341,268
100%	1,095,075	1,273,981
118%	1,286,713	1,116,977
135%	1,478,352	959,972

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 1-1: Pre-Tax Sensitivity Analysis

Sensitivity Analysis - Pre-Tax NPV @ 5%
$2,250,000
$2,000,000
$1,750,000
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0
Pre-Tax NPV at 5% Discount Rate (C$ '000)
60%
70%
80%
90%
100%
110%
120%
130%
140%
Percent Change From Base Case
Head Grade
Recovery
Au Price
Operating Cost
Capital Cost

The sensitivity analysis for the Project Base Case shows that the after-tax NPV at a 5% base discount rate is most sensitive to metal prices, then head grades and metallurgical recoveries, followed by operating costs and capital costs. The QP notes that a 10% reduction in metal prices reduces the after-tax NPV at 5% by 29% for the Project Base Case.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

1.3	Technical Summary
1.3.1	Property Description and Location

The Project is located on the northeast portion of the Island of Newfoundland, NL along the east coast of Canada. The Property is located approximately 15 km west of the town of Gander, NL and can be accessed from Gander via the TCH, which passes through the Queensway North and Twin Ponds claim areas. The approximate centre of the Project is UTM, Zone 21N, NAD83: 645000 m Easting, 5402000 m Northing.

1.3.2	Land Tenure

The Property is defined by 98 mineral licences that comprise 7,018 claims, with each claim having an area of 25 ha (500 m x 500 m). In total, the Property encompasses an area of 175,450 ha (1,755 square kilometres [km2]). The licences can be separated spatially into groups, or blocks, based on their contiguous groupings. The blocks have no specific administrative or legal significance but are helpful in presenting and explaining a variety of exploration activities over a very large area. The blocks include:

•	Two large contiguous blocks, Queensway North (QWN) and Queensway South (QWS), separated by Gander Lake:
°	QWN consists of 42 contiguous mineral licences (1,127 claims) and is situated north of Gander Lake. It is noted that the three Mineral Resource areas described in this Technical Report (AFZ Core, AFZ Peripheral, and JBP) are all located within the QWN block.
°	QWS consists of 49 contiguous mineral licences (5,339 claims) and is situated south and west of Gander Lake.
•	Four smaller blocks of single or multiple contiguous groups of licences (Twin Ponds, Ten Mile-Duder Lake, Bellman’s Pond, and Little Rocky Brook):
°	Twin Ponds (TP) block consists of three contiguous mineral licences (226 claims) for a total area of 5,650 ha, and is situated west of the Gander River.
°	Ten Mile-Duder Lake (TMDL) block consists of two contiguous mineral licences (211 claims), for a total area of 5,275 ha, situated west of the Gander River.
°	Bellman’s Pond (BP) block consists of one mineral licence (one claim) with an area of 25 ha and is situated west of the Gander River.
°	Little Rocky Brook (LRB) block consists of one mineral licence (114 contiguous claims), for an area of 2,850 ha and is situated west of the Gander River.

A total of 92.1% of the claims are owned by NFG, with the remaining 7.9% owned by separate licence holders and are subject to a single Option Agreement - the VOA Option - between NFG and the current property owners (Josh Vann, Aidan O’Neil, and Suraj Amarnani).

1.3.3	Existing Infrastructure

The town of Gander is located 15 km to the east of the QWN claims along the TCH. Gander has typical amenities for a major city, including an international airport and most of the equipment and supplies required for industrial operations. The people of Gander are also a source for much of the labour required for NFG’s exploration programs and future operations.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The small town of Appleton, located within the QWN claim area, hosts a helicopter base and an environmental remediation company. In the Appleton Industrial Park, NFG has purchased lots that host a fenced-in core yard, an office trailer, and shipping containers for storage of sample pulps.

Electricity is available from the Newfoundland provincial grid, which has three electricity transmission corridors that cross the Project lands.

1.3.4	History

The extensive historical exploration of the Project was completed by multiple operators and prospectors, spanning over four decades, from the 1980s through to early 2024. The exploration methods used include surface geochemical sampling, trenching, drilling, and airborne and ground geophysical surveys.

Surface geochemical sampling covers the widest geographical extent of the Project, and amounts to approximately 3,500 till samples, over 600 stream and lake sediment samples, 6,500 rock samples, and over 27,000 soil samples. This extensive dataset has identified several gold-in-soil or gold-in-till anomalies that have led to surface gold discoveries.

A total of over 330 trenches have been historically completed across the Project, targeting previously discovered gold-in-soil and gold-in-till anomalies. Over 1,600 channel samples were taken from trenches that reached bedrock, with the remaining trenches open to further exploration.

A total of 16 companies completed 766 drill holes (totalling 133,181 m) over the history of the Project. The majority were diamond drill holes, with a portion of holes completed using rotary air blasting (RAB) and RC techniques. Much of the historical drilling occurred north of Gander Lake along the two principal fault zones: Appleton Fault Zone (AFZ) and Joe Batt’s Pond Fault Zone (JBPFZ).

Over 50 historical airborne and ground geophysical surveys have been conducted throughout the Project; including very low frequency electromagnetic (VLF-EM), electromagnetic (EM), magnetic (MAG), induced polarization (IP), versatile time domain electromagnetic (VTEM) and controlled source audio-frequency magnetotellurics (CSAMT). Most of the geographical extent of these geophysical surveys is concentrated along either the AFZ and JBPFZ, or in the QWS claims group around the Pauls Pond and Greenwood Pond gold showings.

1.3.5	Geology and Mineralization

The Project is situated in the northeastern Canadian portion of the Appalachian Orogen, which extends from Scandinavia in the north to Georgia, USA, in the south.

The geology of the Property constitutes a poly-deformed fold and thrust belt that overprints Cambrian continental shelf rocks, Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/terrestrial sequences, and Silurian magmatic rocks. The Appleton and JBP faults are major structures that transect the Property and are spatially associated with epizonal gold mineralization.

Gold mineralization at the Property has been identified in several gold zones in both the QWN and QWS blocks. In general, these gold zones are interpreted to be indicative of an orogenic epizonal gold system, and are characterized by:

1	Strong gold mineralization in quartz-carbonate veins that is associated with complex networks of brittle fault zones which are commonly discordant to the regional northeast trending foliation and stratigraphy. Mineralization typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

2	A gold association with arsenic-bearing minerals, in addition to antimony and tungsten, including arsenopyrite and boulangerite.
3	An alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.
1.3.6	Exploration Status

The Project consists of an extensive land package that encompasses over 110 km of strike on the AFZ and JBPFZ that, through continued exploration, have demonstrated a spatial relationship to the known gold discoveries. The extensive glacial cover limits outcrop exposure, however, since 2016, NFG has made considerable advancements in their ground field activities, utilizing exploration techniques such as soil and till sampling, and trenching to identify potential bedrock sources of gold mineralization advancing many targets to the drilling phase.

Since 2019, and up until November 1, 2024, a total of 587,696 m of drilling in 2,437 holes has been completed by NFG. This drilling has expanded the known mineralization at Keats and led to the discovery, and subsequent expansion, of Lotto, Golden Joint, Keats North, Keats West, Iceberg, K2, and numerous other zones.

The majority of the exploration drilling completed to date has been focused on a three kilometre (AFZ Core area) long segment of the AFZ and is largely limited to the top 250 m vertical depth. At QWN alone, NFG controls over 22 km of strike along the AFZ. The Project offers the potential to: 1) expand known discoveries at depth within the AFZ Core area, 2) identify new near-surface discoveries along strike of the main discovery area, and 3) advance existing targets and identify new targets at QWS and along the JBPFZ.

1.3.7	Mineral Resources

Geological and mineralization domains were constructed by NFG and reviewed by SLR. The initial Mineral Resource estimate was prepared by SLR. The resource database was closed on November 1, 2024 and contains 3,214 drill holes for a total of 723,387 m, for which 550,949 m have assay intervals.

The Mineral Resource estimate is grouped into three primary areas. The AFZ Core area contains the majority of zones, including K2 and Monte Carlo; Keats West, Cokes, and Powerline; Keats, Keats South, Iceberg, Iceberg Alley, Knob, and Golden Bullet; as well as Lotto, Golden Joint, Jackpot, and Honeypot. These zone names reflect the most prominent veins contributing to the contained metal within each zone, though each zone includes numerous additional veins beyond those listed. The AFZ Peripheral area includes the Big Vein, Pristine, HM, and Midway zones. The JBP area includes the H Pond, 1744, and Pocket Pond zones. All Mineral Resources are located within the QWN block; no Mineral Resources have been estimated for QWS.

Geological and mineralization wireframes were constructed using Leapfrog Geo software, while grade estimation for the AFZ Core area was completed using the Python-based Resource Modelling Solutions Platform (RMSP). Grade estimation for the AFZ Peripheral and JBP areas was completed using Leapfrog Edge.

Gold grade was interpolated using a third-order ID3 algorithm, with search neighbourhood parameters supported by variography undertaken for key veins.

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Average bulk density was assigned to geological and mineralization domain, supported by drill core sample measurements made using the water immersion method.

The estimates were validated through visual comparison of block and composite grades, statistical comparison of block and composite grades, swath plots, and comparison with Nearest Neighbour (NN) check estimates for all veins. For selected high-value veins within the RMSP estimate, further check ID3 estimates were completed in Leapfrog Geo.

Block models were rotated 30° clockwise about the vertical axis. The estimation block model has a parent block dimension of 2.5 m x 2.5 m x 5 m, with a minimum sub-block size of 0.625 m x 0.625 m x 1.25 m.

For the purposes of open pit optimization, the block model was re-blocked to 5 m x 5 m x 5 m, while open pit Mineral Resources are reported from a block model regularized to the parent cell size. Underground reporting panels were generated from the original estimation sub-block model, which was also used to report the underground Mineral Resources.

To demonstrate reasonable prospects for eventual economic extraction (RPEEE), open pit Mineral Resources are constrained by a preliminary optimized open pit shell and reported above a cut-off grade of 0.3 g/t Au.

Underground Mineral Resources are constrained by reporting panels generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were used for Mineral Resource classification.

Mineral Resources for the Project (all located within the QWN block) are tabulated in Table 1-4, with an effective date of March 15, 2025:

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Table 1-4: Summary of Mineral Resources - Effective Date March 15, 2025

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Total		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
Underground
K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19
Total		Indicated	771	5.76	142
		Inferred	1,749	4.44	250

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Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608

Notes:

1.     CIM (2014) definitions were followed for Mineral Resources.

2.     Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.

3.     Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45° and bench height of 5 m.

4.     RPEEE for underground Mineral Resources was demonstrated by constraining with MSO shapes generated at a cut-off grade of 1.65 g/t Au, with heights of 10 m, lengths of 5 m, and a minimum mining width of 1.8 m.

5.     The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.

6.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.     Bulk density within the vein and halo mineralization domains is 2.7 t/m3.

8.     Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate other than those discussed in Section 14.14.3.

No Mineral Reserves are defined for the Property.

1.3.8	Metallurgical Test Work

Since 2023, NFG has completed two phases of metallurgical test work, and a third phase is in progress. Phase 1 of the test work evaluated three mineralized zones, Keats, Golden Joint, and Lotto, and phase 2 studied mineralization from the Iceberg and Iceberg East zones. The phase 3 test work currently underway is examining mineralized material from Keats West.

Samples used in test work were selected to provide a wide range of gold head grades for evaluation. Since the samples were selected prior to the completion of geological modelling and resource estimation, their selection did not benefit from detailed knowledge of grade distributions within each zone or the extent of each zone.

The metallurgical test programs characterized each zone by combining intervals of mineralized core from different vein and structural intercepts to create numerous variability composites. Master composites for each zone were created by combining portions of the variability composites from each respective zone.

Exploratory test work was completed on the master composites and included comminution testing, mineralogical analysis, gravity recovery testing, cyanide leaching (direct and CIL), and preg-robbing testing. Based on results of the exploratory testing, the variability composites were tested using a gravity-CIL base-case flowsheet at three different grind sizes.

Additional exploratory test work investigated the rejection of carbon via flotation, and sulphide flotation for the recovery of gold associated with sulphides by CIL. The test work indicated that the majority of gold not recovered in gravity concentration could be recovered by flotation.

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1.3.9	Mining Method

The mine plan is based on conventional open pit truck and shovel methods with a complementary high grade underground cut and fill mine.

The portion of Indicated and Inferred Mineral Resources used in the PEA evaluation, above a cut-off grade of 0.3 g/t Au, and inclusive of dilution and mining loss allowances, is based on a pit optimization study that supports a mine life of 13 years. The ultimate pit design was guided by a Whittle pit shell that incorporates the Project boundary and accounts for the TCH constraint to the southwest. No Mineral Reserves are defined for the Property.

The open pit operation will consist of 17 pits. The three main pits - Iceberg, Keats, and Keats West - are sequenced early in the mine life and will subsequently serve as the IPTSF. The open pit optimization was completed with a 5 m x 5 m x 5 m block model. The open pit operation is planned to be an owner-operated mining fleet, using smaller equipment to minimize dilution and maximize selectivity. The equipment fleet will consist of 70 tonne-class haulage trucks and 10 cubic metre (m3) shovels. The mining sequence and rate have been optimized to prioritize higher grades first by ensuring the highest grades for the 700 tpd Phase 1 operation and moving into Phase 2 at 7,000 tpd and having an open pit available for in-pit tailings deposition starting in Year 5.

The underground operation will take place from Year 6 to Year 10 in five zones, accessible from five surface portals collared from the smaller open pits. The primary mining method will be mechanized cut and fill. A 3 m x 7 m stope size was selected to minimize dilution while maximizing selectivity. The backfill method will be a combination of rock fill and cemented rockfill. A total of 1.1 Mt of mineralized material will be mined at an average diluted gold grade of 6.67 g/t Au over a five year period, with a nominal production rate of 700 tpd. Initial capital development is planned for one year, followed by ongoing capital development over three additional years. It is envisaged that capital development will be executed using contractors, while production mining will be accomplished by owner operators.

The infill drilling currently being conducted is targeting the Inferred material to upgrade to Indicated.

1.3.10	Mineral Processing

The PEA is based on a two-phase approach to processing. In the first phase (Year 1 through Year 5 of the LOM) mineralized material will be mined from the Keats and Iceberg zones. High grade material will be trucked to a third-party mill and processed, while lower grade material will be stockpiled near the location of a future on-site processing plant at the Property. This will allow for revenue generation prior to and during the construction of capital-intensive on-site facilities (mainly the new processing plant), as well as provide mined-out pits into which tailings from the future processing plant can be deposited, which will eliminate the need to construct a surface tailings impoundment. In the second phase (Year 5 through Year 15), ROM and stockpiled material will be processed in the new Queensway processing plant.

The third-party mill will process high grade material sourced from the Keats and Iceberg zones at a rate of 700 tpd. ROM material will be crushed at Queensway before being loaded into trucks and transported to the toll mill. The mill will use a conventional grind-gravity concentration-CIL flowsheet to produce doré bars. Tailings will be deposited in the adjacent existing, permitted, tailings management facility. The mill will require modifications and refurbishment to process the Project material, and an estimate of the cost of these has been included in the Project capital cost estimate.

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The new processing plant to be built at the Project site will have a design throughput capacity of 7,000 tpd and will be constructed during Years 3 and 4 of the LOM. It will be commissioned and will ramp up production during Year 5. The mill will operate for 11 years until the end of the current LOM in Year 15, and will process material from the medium and low grade stockpiles created during Years 1 through 5 of the LOM, as well as current ROM material. The process will consist of single-stage crushing, grinding in a semi-autogenous grinding (SAG) and ball mill circuit, and gravity concentration, followed by intensive cyanide leaching of the gravity concentrate, flotation to produce a sulphide concentrate containing gold for sale, cyanide leaching of the flotation tails in a CIL circuit, cyanide destruction, and tailings thickening and disposal in mined-out pits.

1.3.11	Project Infrastructure

The Project will be developed following a phased approach and will require infrastructure to support mining operations. Infrastructure that is required to support operations includes:

•	Surface development, including clearing, grubbing, and terracing.
•	Development of roads around the Property, including an access road, service roads, and haul roads.
•	Realignment of existing transmission lines and the establishment of a dedicated incoming transmission line, substation, and power distribution.
•	WRSF and OSF development.
•	Water management infrastructure including intake water, effluent treatment plant, diversion ditches, sedimentation ponds, potable water, sewage system, process water, and fire water.
•	Surface buildings such as administration, dry complex, warehouse, mobile equipment maintenance shop, temporary accommodations.
•	IPTSF.
1.3.12	Market Studies

The principal commodity that will be produced from the Project is gold, which is freely traded at prices and terms that are widely known so that prospects for sale of any production are virtually assured. The two saleable products that will be produced from the Project are doré bars, plus a gold-bearing, sulphide concentrate sold for treatment at an off-site facility.

1.3.13	Environmental Studies, Permitting and Social, or Community Impact

The Project area is located on the Island of Newfoundland, near the towns of Gander and Appleton. There are numerous rivers, ponds and wetlands in the area, including Gander Lake and its watershed (PAANL 2008). The region is home to a variety of typical boreal forest wildlife and bird species that are adapted to long winters and short summers (PAANL 2008). Several species at risk (SAR) and species of special concern (SOCC) have been identified as occurring within the Project Area, including two bat species and several avifauna species. No SAR plant species were identified during field investigations, but flora species considered to be SOCC have been documented. Critical habitat, as defined by the Species at Risk Act for the terrestrial species noted above has not been identified in the Project Area (Government of Canada 2025). Management of potential Project interactions with SAR and SOCC will require close collaboration with regulators and development of Project-specific mitigation and monitoring measures.

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The Project Area is located within the Gander River Watershed. Gander Lake, located southwest of the Project Area, discharges northwest through Gander River until it reaches Gander Bay. A portion of the Project Area occurs within the Public Protected Water Supply Area (PPWSA) surrounding Gander Lake, which serves as the drinking water source for Gander and surrounding communities. Project Area contact water will be directed away from the PPWSA and to the site water management system which will discharge treated water within the Gander River watershed outside the PPWSA. The Gander River is a scheduled salmon river and has a well-known recreational salmon fishery.

The Project Area is adjacent to the Trans-Canada Highway (TCH) and the municipal boundary of the Town of Appleton. Recreational and harvesting activities are known to occur in the vicinity of the Project Area given the abundance of access trails and roads, including the T’Railway Provincial Park, located south of the Project Area. NFG’s commitment to stakeholder engagement includes regular community meetings, open forums, and regulatory consultation designed to provide transparency and mutual understanding. As the Project is developed, NFG will implement a formal engagement strategy with stakeholders and is committed to working collaboratively with stakeholders to contribute positively to NL's well-being and prosperity.

As the Project is proposed to advance in phases, the applicability of the provincial and federal EA processes is dependent on the phase and associated annual production capacity. Phase 1 (700 tpd) is proposed to be assessed as a stand-alone undertaking and will be subject to the provincial EA process. As the Project advances to Phases 2 and 3 with a planned annual production rate of 7,000 tpd, these phases would be subject to both provincial EA and federal EA requirements.

Groundwater levels within the area studied are generally shallow, and ranged from 2.98 metre below ground surface (mbgs) to -0.23 mbgs (artesian) during the 2023 field program (GEMTEC 2024a). Local shallow groundwater flows generally in westerly and northerly directions towards the Gander River with some localized flow in the vicinity of other surface water features, such as Herman’s Pond. Hydraulic conductivities, calculated based on preliminary hydraulic testing of four exploration boreholes, range from 2.1 × 10-9 metres per second (m/s) to 2.0 × 10- 8 m/s with geometric mean of 6.2 × 10-9 m/s (GEMTEC 2023c). Dewatering of groundwater infiltration will be required during operations and will create a radius of influence around the open pits, which will lower groundwater and surface water levels within that radius of influence.

Based on the geochemical evaluation to date, most of the waste rock at the Queensway North prospects is generally non-reactive. However, the exposed BSIL will require appropriate management. Data assessment and comparison with other deposits indicate that ML/ARD will have a limited impact at Queensway. Nonetheless, there is some potential for neutral leaching of metals and metalloids from the waste rock. Kinetic test work is ongoing; however, preliminary results indicate tailings are net neutralizing and there is a limited metal(loid) leaching potential with more leaching potential from the Keats and Lotto tailings compared to the other prospects. There are potential water quality impacts from neutral to alkaline drainage, with the potential for arsenic and antimony mobilization to exceed relevant water quality limits. However, these elements can be controlled with the use of mitigation measures. The similarities in results between saturated columns and humidity cell tests suggest that sulphide oxidation is not a significant mechanism of metal release at the time of reporting. Instead, element release is primarily due to physical flushing.

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Rehabilitation and closure of the open pits includes deposition of tailings commencing in Phase 2 in the Keats, Keats West and Iceberg pits where tailings will be water covered, limiting subsequent oxidation potential. Other pits are proposed to flood successively after they are mined out as part of progressive rehabilitation during operations and in closure to form pit lakes. Mine infrastructure will be removed in keeping with NL mining closure and rehabilitation planning requirements. Remaining mine rock stockpiles will be covered to limit infiltration and increase the proportion of non-contact runoff. Covers will include a growth medium to enhance vegetation growth on the stockpile to further enhance evapotranspiration, stabilize soils against erosion and act as a starting point for terrestrial ecosystem development.

1.3.14	Capital and Operating Cost Estimates

The capital costs for the Project are based on Q2 2025 estimates. The capital cost estimate corresponds with an Association of the Advancement of Cost Engineering (AACE) Class 5 level of detail, with associated accuracy of -30% to +50%, and was developed by SLR. The Project capital cost estimate is divided into different Phases and disciplines, as shown in Table 1-5.

Table 1-5: Overall Project Capital Cost Estimate (C$ 000)

Discipline	Phase 1	Phase 2	Phase 3	Sustaining Capital	Total
Capital Spend Period	Year 1	Years 2 to 4	Year 5	Years 2 to 12	LOM
Mining	47,749	-	104,162	321,365	473,276
Onsite Processing	-	220,504			220,504
Onsite Infrastructure	15,680	23,520		4,000	43,200
Offsite Infrastructure	40,497	-			40,497
Indirects/Owner's Costs/EPCM	19,906	109,750	10,000		139,656
Contingency	30,958	88,444	28,540		147,942
Total	154,790	442,218	142,702	325,365	1,065,075

In addition to the capital costs noted in the table above, closure costs, net of salvage value, are estimated to be C$30 million, occurring at the end of the Project life. The phases of capital are described herein.

Phase 1 Off-site Toll Milling

This phase of the Project consists of access and establishment of the site, development of open pit mining, the refurbishment of an off-site toll mill, and relocation of power lines. Spending for Phase 1 occurs in Project Year 1.

Phase 2 On-site Processing Plant

Phase 2 capital spending includes the development of the on-site processing plant at Queensway, including some infrastructure not already developed in Phase 1, and the preparation of one of the mined out pits to receive tailings. Phase 2 spending occurs from Year 2 to Year 4, in advance of process plant start up in Year 5.

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Phase 3 Underground Mine

Phase 3 capital refers to the development of the underground mines at the Project. Phase 3 capital will occur in Year 5.

Sustaining Capital

Sustaining capital generally refers to capital spending that occurs after the initial period, and in this case, refers mostly to open pit mining (from Year 2 onward) and underground mining (from Year 6 onward). Within open pit mining, sustaining capital covers ongoing equipment purchases and lease payments, ongoing development of service roads and haul roads, clearing of future mining areas, the mobile maintenance shop, and surface water management. The underground mining sustaining capital costs refer to ongoing capital development. There is a nominal amount included for surface infrastructure sustaining capital, related to IPTSF operations.

Operating Costs

Operating costs were estimated for the Project and were developed based on first principles and comparisons against other existing mining operations. A summary of operating costs is shown in Table 1-6.

Table 1-6: Summary of Operating Costs (C$ 000)

Area	LOM	Avg. Year 2 - Year 4	Avg. Year 6 - Year 9
		Toll Milling	Underground Mining
Mining (Open Pit)	906,607	67,778	78,230
Mining (Underground)	188,525	-	40,956
Third-Party Processing + Handling	143,747	31,941	-
Processing	549,501	-	53,232
G&A	188,746	9,720	14,508
Subtotal	1,977,125	109,440	186,925

Treatment and Refining Charges	262,412	701	29,941
Royalties	19,774	1,093	2,030
Subtotal	282,186	1,794	31,972

Total	2,259,312	111,234	218,897

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2.0	Introduction

SLR Consulting (Canada) Ltd. (SLR) was retained by New Found Gold Corp. (NFG or the Company) to prepare an independent Technical Report on the 100% owned Queensway Gold Project (the Project or the Property), located in the province of Newfoundland and Labrador, Canada. The purpose of this Technical Report is to support the disclosure of a preliminary economic assessment (PEA). The PEA is based on a Mineral Resource estimate with an effective date of March 15, 2025. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Two Qualified Persons (QPs) from SLR conducted a site visit to the Project and related facilities on October 24 and 25, 2024. The QP from Stantec Consulting Ltd. (Stantec) visited the Property on March 18, 2025.

NFG is a publicly traded junior mineral exploration company based in Vancouver, British Columbia, Canada. NFG’s current exploration project includes the Queensway Gold Project in northeast Newfoundland of the Canadian province of Newfoundland and Labrador (NL). The Company is listed on the TSX Venture Exchange (TSX-V: NFG), the OTCQB Venture Market (NFGFF) and the New York Stock Exchange (NYSE-A: NFGC) in the U.S.A., and the Frankfurt Stock Exchange (FSE: 2N6).

The Property consists of 7,018 claims across 98 mineral licences, covering a total area of 175,450 hectares (ha). It includes three Mineral Resource areas: Appleton Fault Zone (AFZ) Core, AFZ Peripheral, and Joe Batt’s Pond (JBP). AFZ Core hosts several key gold (Au) zones, including Keats, Iceberg, Keats West, Lotto, Golden Joint, K2, etc. AFZ Peripheral contains the Big Vein, Pristine, HM, and Midway zones, while JBP features the H Pond, 1744, and Pocket Pond zones. The distance from AFZ Core to AFZ Peripheral is approximately 7.5 kilometres (km), and from AFZ Core to JBP, approximately 5.5 km. The Project is in an advanced exploration stage.

The Project is located approximately 15 km west of the town of Gander, NL, and is accessible via the Trans-Canada Highway (TCH), with infrastructure including gravel resource roads, high-voltage transmission lines, and proximity to the Gander International Airport and local shipping ports.

NFG has completed a number of baseline environmental and social studies within the Property and surrounding areas, which have been reviewed by Stantec and a summary is included in Section 20.0 of this Technical Report.

2.1	Sources of Information

SLR’s site visit to the Queensway Project was conducted by Pierre Landry, P.Geo., Managing Principal Resource Geologist, and David M. Robson, P.Eng., MBA, Principal Mining Engineer, on October 24 and 25, 2024. During the visit, they inspected key project components, assessed site conditions, and gathered information necessary for completing the Mineral Resource estimate and accompanying Technical Report. Mr. Landry examined the Keats and Iceberg trenches, the core shack, and reviewed logging procedures for data collection and sampling. He also inspected core samples from the AFZ Core, AFZ Peripheral, and JBP deposits. Mr. Robson assessed site accessibility and infrastructure, including water sources, power supply, and potential locations for key site infrastructure. Additionally, Mr. Robson visited the prospective toll milling facility on May 12, 2025.

As part of the verification process, Mr. Landry inspected drill collars and drill hole cores relevant to the Mineral Resource estimation, verifying collar locations using a handheld GPS and visually comparing mineralization with interpreted drilling sections. NFG provided full access to all facilities and personnel during the visit. Mr. Landry and Mr. Robson were accompanied by Melissa Render, President (formerly Vice President of Exploration for NFG), and Ron Hampton, former Chief Development Officer.

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Sheldon H. Smith P.Geo., Senior Hydrologist and Senior Principal with Stantec, visited the site on March 18, 2025, accompanied by Alexandra Squires, G.I.T., a Project Coordinator with NFG. Mr. Smith visited NFG’s core storage area and travelled through the Property stopping to observe exploration drilling and trenching zones, an overburden stockpile, organic/grubbed material stockpile, and exploration phase site water management ditching and erosion and sedimentation controls. Mr. Smith also observed local natural waterbodies and connecting watercourses, the local physiographic, topographic, and vegetative cover landscape through the Queensway property.

During the preparation of the Mineral Resource estimate, SLR held discussions with NFG personnel to review geological data, project infrastructure, and operational considerations. These discussions included Melissa Render, P.Geo., President; Ron Hampton, former Chief Development Officer; Robert Assabgui, P.Eng., Study Manager; Jared Saunders, Vice President, Sustainability; James Tolhurst, P.Geo., Geoscience Data Manager; Alexandra Squires, G.I.T., Project Coordinator; and Chris Baker, G.I.T., Modelling Geologist.

This Technical Report was prepared by QPs Pierre Landry, P.Geo., David M. Robson, P.Eng., Principal Mining Engineer, Lance Engelbrecht, P.Eng., Principal Metallurgist, of SLR, and Sheldon H. Smith, P.Geo., Senior Hydrologist and Senior Principal, of Stantec (Table 2-1). Additional contributions were made by James Catley, CGeol (UK); Lorraine Tam, P.Geo.; John Makin, MAIG (Australia); Goran Andric, P.Eng.; Jeff Sepp, P.Eng.; and Maria Campos, P.Geo., of SLR.

Table 2-1: Qualified Persons and Responsibilities

QP, Designation, Title	Company	Responsible for
David M. Robson, P.Eng., Principal Mining Engineer	SLR	Overall report preparation, Sections 2, 3, 12.3, 14.3, 15, 16, 18, 19, 21, 22, 24, and related content in Sections 1, 25, 26, and 27.
Pierre Landry, P.Geo., Managing Principal Resource Geologist, Valuations Lead and Team Lead - Resource Geology	SLR	Sections 4 to 12.2, 14 (exclusive of 14.3), 23, and related content in Sections 1, 25, 26, and 27.
Lance Engelbrecht, P.Eng., Principal Metallurgist	SLR	Section 12.4, 13, 17 and related content in Sections 1, 25, 26, and 27.
Sheldon H. Smith, P.Geo., Senior Hydrologist and Senior Principal	Stantec	Section 12.5, 20 and related content in Sections 1, 25, 26, and 27

The effective date of the technical information in this Technical Report is June 30, 2025. The effective date of the Mineral Resource estimate is March 15, 2025.

The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

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2.2	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system. All currency in this Technical Report is Canadian dollars (C$) unless otherwise noted.

μ	micron	kWh	kilowatt-hour
μg	microgram	L	litre
a	annum	lb	pound
A	ampere	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million); molar
°C	degree Celsius	m2	square metre
C$	Canadian dollars	m3	cubic metre
cal	calorie	MASL	metres above sea level
cfm	cubic feet per minute	m3/h	cubic metres per hour
cm	centimetre	mg/L	milligrams per litre
cm2	square centimetre	mgbs	metres below ground surface
d	day	mi	mile
dia	diameter	min	minute
dmt	dry metric tonne	μm	micrometre
dwt	dead-weight ton	mm	millimetre
°F	degree Fahrenheit	mph	miles per hour
ft	foot	MVA	megavolt-amperes
ft2	square foot	MW	megawatt
ft3	cubic foot	MWh	megawatt-hour
ft/s	foot per second	oz	Troy ounce (31.1035g)
g	gram	oz/st, opt	ounce per short ton
G	giga (billion)	Pa	Pascal
Gal	Imperial gallon	ppb	part per billion
g/L	gram per litre	ppm	part per million
Gpm	Imperial gallons per minute	psia	pound per square inch absolute
g/t	gram per tonne	psig	pound per square inch gauge
gr/ft3	grain per cubic foot	RL	relative elevation
gr/m3	grain per cubic metre	s	second
ha	hectare	st	short ton
hp	horsepower	stpa	short ton per year
hr	hour	stpd	short ton per day
Hz	hertz	t	metric tonne
in.	inch	tpa	metric tonne per year
in2	square inch	tpd	metric tonne per day
J	joule	tph	metric tonne per hour
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3.0	Reliance on Other Experts

This Technical Report has been prepared by SLR for NFG. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to SLR at the time of preparation of this Technical Report.
•	Assumptions, conditions, and qualifications as set forth in this Technical Report.

For the purpose of this Technical Report, the QP has relied on legal ownership and royalty information provided by NFG. Information provided to the QP includes the following:

•	Regular, M. 2025. License List 202503.xlsx, personal communications sent via email to Pierre Landry, dated March 14, 2025

The QP has relied on this information in Section 1 and Section 4 of this Technical Report.

The SLR QP conducted a review of the claims and mineral licences held by NFG that encompass the Queensway Project using the Newfoundland and Labrador Geoscience Atlas and found all claims and licences to be active and in good standing.

For the purposes of this Technical Report, the QP has relied on tax information provided by NFG. Information provided to the QP includes the following:

•	Kanevsky, M. 2025. Re: Updated cash flow model, personal communications sent via email to David Robson, July 14, 2025

The QP has relied on this information in Section 1 and Section 22 of this Technical Report.

The SLR QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from NFG is reliable.

Except for the purposes legislated under provincial securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

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4.0	Property Description and Location
4.1	Description and Location

The Queensway Gold Project is located on the northeast portion of the Island of Newfoundland in the Province of Newfoundland and Labrador (NL) along the east coast of Canada. The northern portion of the Property is transected by the Trans-Canada Highway, a transcontinental federal-provincial highway system that travels through all 10 southern provinces of Canada. Via the Trans-Canada Highway, the eastern edge of the Property is located approximately 15 km west of the town of Gander, NL (Figure 4-1). The approximate centre of the NFG Queensway Project is UTM, Zone 21N, NAD83: 645,000 m Easting, 5,402,000 m Northing.

On July 9, 2024, NFG announced that the Company had acquired a 100% interest in Labrador Gold Corp.’s (LabGold) Kingsway Project including four licences (311 claims). The claims were added to the Queensway property holdings and are now referred to as the AFZ Peripheral area.

On May 17, 2024, NFG completed the acquisition of 100% in three licences (54 claims) from Sky Gold Corp. (Sky Gold).

Currently, the 100% owned Queensway Property is defined by 98 mineral licences that comprise 7,018 claims, with each claim having an area of 25 ha (500 m x 500 m). In total, the Property encompasses an area of 175,450 ha (1,755 km2). The licences can be separated spatially into groups, or blocks, based on their contiguous groupings as described in the text that follows.

The geographic position of the various contiguous licence groupings, and the licence descriptions, are presented in Figure 4-1 and Table 4-1. The licences/claims are divided into six sub-properties, or blocks, that include:

•	Two large contiguous blocks (Queensway North [QWN], and Queensway South [QWS]) separated by Gander Lake, and
•	Four smaller blocks of single or multiple contiguous groups of licences (Twin Ponds, Ten Mile-Duder Lake, Bellman’s Pond, and Little Rocky Brook).

The blocks have no specific administrative or legal significance but are helpful in presenting and explaining a variety of exploration activities over a very large area.

The larger QWN and QWS blocks are defined as follows:

1	QWN consists of 42 contiguous mineral licences (1,127 claims) and is situated north of Gander Lake. The recent acquisition of five licences (315 claims) from LabGold (four licences) and Sky Gold (one licence) are spatially and contiguously associated with QWN. Currently, the QWN block encompasses a total area of 28,175 ha. The approximate centre of the QWN block is UTM, Zone 21N, NAD83: 663,470 m Easting, 5,433,890 m Northing (Table 4-1; Figure 4-2. Two licences within the QWN block forms part of the VOA Option (licences 035197M and 035198M; see Section 4.5).
2	QWS consists of 49 contiguous mineral licences (5,339 claims) and is situated south and west of Gander Lake. The recent acquisition of two licences (50 claims) from Sky Gold are spatially and contiguously associated with QWS. Currently, QWS encompasses a total area of 133,475 ha. The approximate centre of the QWS block is UTM, Zone 21N, NAD83: 639,028 m Easting, 5,389,980 m Northing (Table 4-1; Figure 4-3). None of the VOA Option licences occur within the QWS block.

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The Queensway Property also includes four smaller, non-contiguous groups of licences that occur north and west of the QWN block (Figure 1-1; Figure 4-2; Table 4-1). These blocks are defined as follows:

1	Twin Ponds (TP) block consists of three contiguous mineral licences (226 claims) and is situated west of the Gander River. The TP block encompasses an area of 5,650 ha. The approximate centre of the TP block is UTM, Zone 21N, NAD83: 653,000 m Easting, 5,436,500 m Northing. A single licence within the TP block forms part of the VOA Option (licence 035048M; see Section 4.5).
2	Ten Mile - Duder Lake (TMDL) block consists of two contiguous mineral licences (211 claims) situated west of the Gander River. The TMDL block encompasses an area of 5,275 ha. The approximate centre of the TMDL block is UTM, Zone 21N, NAD83: 670,000 m Easting, 5,460,000 m Northing. Both licences within the TMDL block form the VOA Option (licence 035047M and 035050M; see Section 4.5).
3	Bellman’s Pond (BP) block consists of one mineral licence (one claim) and is situated west of the Gander River. The BP block encompasses an area of 25 ha. The approximate centre of the BP block is UTM, Zone 21N, NAD83: 671,800 m Easting, 5,450,000 m Northing. None of the VOA Option licences occur within the BP block.
4	Little Rocky Brook (LRB) block consists of one mineral licence (114 contiguous claims) and is situated west of the Gander River. The LRB block encompasses an area of 2,850 ha. The approximate centre of the LRB block is UTM, Zone 21N, NAD83: 676,700 m Easting, 5,447,500 m Northing. None of the VOA Option licences occur within the LRB block.

The SLR QP has reviewed the Queensway Project's mineral licences and confirmed their standing through publicly available data and information from NFG. To the best of the QP’s knowledge, all licences remain in good standing as of the effective date of this report, with exploration subject to regulatory approvals and applicable restrictions.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 4-1: Six Sub-properties of the Queensway Project

N
Ten Mile Lake
Clarke's Head
Lewisporte
Bellmans Pond
Botwood
Twin Ponds
Little Rocky Brook
Bishops Falls
Appleton
Queensway North
Gander
Grand Falls - Windsor
Benton
Queensway South
0 10 20
Kilometres
590000 600000 610000 620000 630000 640000 650000 660000 670000 680000 690000
5460000 5450000 5440000 5430000 5420000 5410000 5400000 5390000 5380000 5370000 5360000
SLR
Legend:
Communities
Major Highway
Waterbodies
VOA Optioned Block
Queensway North
Queensway South
Non-Contiguous Licence Area
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
Twin Ponds
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Six Sub-properties of the Queensway Project
Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 4-1: Queensway Project Mineral Licence Description and Status by Blocks of Contiguous Licences/Claims

A)	Queensway North Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due ($)	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.5	Issued	1999/05/17	2026/05/18	2025/07/16	358.75	2029/05/17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.5	Issued	1998/11/13	2025/11/13	2026/01/12	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.5	Issued	2014/06/12	2029/06/12	2025/08/11	2685.01	2033/06/12	0	0
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3	Issued	2014/11/06	2029/11/06	2026/01/05	14400	2033/11/06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1	Issued	2001/12/31	2025/12/31	2026/03/02	5732.73	2027/12/31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.5	Issued	2001/12/31	2025/12/31	2026/03/02	4533.12	2027/12/31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3	Issued	2001/02/19	2026/02/19	2026/04/20	9549.77	2027/02/19	0	0
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016/04/07	2026/04/07	2026/06/08	2013.91	2033/04/07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4	Issued	2016/04/07	2026/04/07	2026/06/08	14744.84	2034/04/07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1	Issued	2016/04/07	2026/04/07	2026/06/08	732.33	2033/04/07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016/04/07	2026/04/07	2026/06/08	10137.07	2034/04/07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016/04/07	2026/04/07	2027/06/07	1933.84	2033/04/07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1	Issued	2016/04/07	2026/04/07	2026/06/08	732.33	2033/04/07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2	Issued	2016/04/11	2026/04/13	2026/06/10	6678.68	2034/04/11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016/04/12	2026/04/13	2026/06/11	549.25	2033/04/12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016/04/21	2026/04/21	2026/06/22	2123.68	2032/04/21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1	Issued	2016/05/05	2026/05/05	2025/07/04	4800	2034/05/05	1.6	1
023940M	New Found Gold Corp.	Gander River	44	11	Issued	2016/05/09	2026/05/11	2025/07/08	52800	2033/05/09	0	0
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016/05/19	2026/05/19	2025/07/18	10800	2034/05/19	0	0
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016/06/07	2026/06/08	2025/08/06	13200	2034/06/07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.5	Issued	2016/06/30	2026/06/30	2025/08/29	7200	2033/06/30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.5	Issued	2016/06/30	2026/06/30	2025/08/29	1820.3	2032/06/30	1.6	1
024112M	New Found Gold Corp.	Gander River	4	1	Issued	2016/08/25	2026/08/25	2025/10/24	4800	2032/08/25	1.5	0.5
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016/09/13	2026/09/14	2025/11/12	18283.26	2033/09/13	0	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016/09/15	2026/09/15	2025/11/14	13686.81	2033/09/15	0	0
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.5	Issued	2016/09/15	2026/09/15	2025/11/14	5492.49	2033/09/15	1.6	1

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due ($)	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.5	Issued	2016/09/15	2026/09/15	2025/11/14	1289.23	2033/09/15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.5	Issued	2016/09/15	2026/09/15	2025/11/14	1289.23	2033/09/15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1	Issued	2016/10/24	2026/10/26	2025/12/23	4800	2033/10/24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3	Issued	2016/10/24	2026/10/26	2025/12/23	14400	2033/10/24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32	Issued	2016/10/24	2026/10/26	2025/12/23	153600	2033/10/24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14	Issued	2016/10/24	2026/10/26	2025/12/23	67200	2033/10/24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017/04/27	2027/04/27	2026/06/26	25200	2034/04/27	0	0
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017/05/04	2027/05/04	2025/07/03	15600	2034/05/04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018/05/31	2028/05/31	2025/07/30	3600	2034/05/31	2.2	1
027636M	New Found Gold Corp.	Gander River	110	27.5	Issued	2016/10/24	2026/10/26	2025/12/23	132000	2033/10/24	1	0
027637M	New Found Gold Corp.	Gander River	154	38.5	Issued	2016/10/24	2026/10/26	2025/12/23	158508.04	2032/10/24	1	0
035197M	Aidan ONeil	Penny's Pond	130	32.5	Issued	2022/11/10	2027/11/10	2026/01/09	5165.81	2025/11/10	0	0
035198M	Suraj Amarnani	Fourth Pond	168	42	Issued	2022/11/10	2027/11/10	2026/01/09	151200	2034/11/10	0	0
035204M	New Found Gold Corp.	Gander River	3	0.75	Issued	2022/11/10	2027/11/10	2026/01/09	710	2031/11/10	1	0
035209M	New Found Gold Corp.	Penny's Pond	2	0.5	Issued	2022/11/10	2027/11/10	2026/01/09	29.15	2025/11/10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1	Issued	2023/03/16	2028/03/16	2026/05/15	109.76	2028/03/16	0	0
Total -42 licences		Totals	1,127	281.75

B)	Queensway South Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due ($)	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014/06/12	2029/06/12	2026/08/11	510.78	2026/06/12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014/06/13	2029/06/13	2026/08/12	472.52	2026/06/13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014/08/25	2029/08/27	2025/10/24	376.04	2027/08/25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.5	Issued	2015/08/12	2025/08/12	2025/10/13	63.88	2027/08/12	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.5	Issued	2016/12/12	2026/12/14	2026/02/10	111043.41	2026/12/12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016/12/12	2026/12/14	2026/02/10	106108.95	2026/12/12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64	Issued	2016/12/12	2026/12/14	2026/02/10	2280.15	2026/12/12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016/12/12	2026/12/14	2026/02/10	105243.94	2027/12/12	1	0

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due ($)	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64	Issued	2016/12/12	2026/12/14	2026/02/10	36686.11	2025/12/12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016/12/12	2026/12/14	2026/02/10	121744.05	2026/12/12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59	Issued	2016/12/12	2026/12/14	2026/02/10	104768.31	2026/12/12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3	Issued	2016/12/12	2026/12/14	2026/02/10	960.82	2026/12/12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.5	Issued	2016/12/12	2026/12/14	2026/02/10	112714.27	2026/12/12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016/12/12	2026/12/14	2026/02/10	124397.37	2026/12/12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016/12/12	2026/12/14	2026/02/10	47400.48	2026/12/12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016/12/12	2026/12/14	2026/02/10	61624.43	2026/12/12	1	0
027379M	New Found Gold Corp.	Gander Outflow	6	1.5	Issued	2020/08/22	2025/08/22	2026/10/21	5399	2031/08/22	3	1.5
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36	Issued	2020/05/02	2030/05/02	2025/07/01	38699.07	2028/05/02	1	0
030711M	New Found Gold Corp.	Gander Outflow	44	11	Issued	2020/05/02	2030/05/02	2027/07/01	20633.26	2027/05/02	2	1
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2	Issued	2020/05/02	2030/05/02	2025/07/01	2324.47	2033/05/02	1	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56	Issued	2020/05/02	2030/05/02	2025/07/01	47189.27	2028/05/02	1	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020/05/02	2030/05/02	2025/07/01	28189.59	2028/05/02	0	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020/05/02	2030/05/02	2025/07/01	2226.68	2031/05/02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020/05/02	2030/05/02	2025/07/01	41079.97	2028/05/02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020/05/02	2030/05/02	2025/07/01	36445.3	2028/05/02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020/05/02	2030/05/02	2025/07/01	52034.63	2028/05/02	1	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.5	Issued	2020/05/02	2030/05/02	2025/07/01	646.32	2029/05/02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020/05/02	2030/05/02	2025/07/01	778.66	2030/05/02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35	Issued	2020/05/02	2030/05/02	2025/07/01	29493.27	2028/05/02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.5	Issued	2020/05/02	2030/05/02	2025/07/01	16431.98	2028/05/02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020/05/02	2030/05/02	2025/07/01	1308.66	2030/05/02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43	Issued	2020/05/02	2030/05/02	2025/07/01	36234.59	2028/05/02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.5	Issued	2020/05/02	2030/05/02	2025/07/01	6320	2028/05/02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22	Issued	2020/05/02	2030/05/02	2025/07/01	18538.65	2028/05/02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020/05/02	2030/05/02	2025/07/01	9479.98	2028/05/02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31	Issued	2020/05/02	2030/05/02	2025/07/01	26122.64	2028/05/02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020/05/02	2030/05/02	2025/07/01	51558.61	2027/05/02	1	0

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due ($)	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020/05/02	2030/05/02	2026/07/01	7794.64	2028/05/02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020/05/02	2030/05/02	2025/07/01	11018.48	2028/05/02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.5	Issued	2022/10/13	2027/10/13	2025/12/12	44.42	2030/10/13	0	0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023/01/05	2028/01/05	2026/03/06	18012.84	2028/01/05	0	0
036670M	New Found Gold Corp.	Careless Brook, Central NL	6	1.5	Issued	2023/10/26	2028/10/26	2025/12/25	2039.2	2028/10/26	0	0
039296M	New Found Gold Corp.	Greenwood Pond	23	5.75	Issued	2016/11/21	2026/11/23	2027/01/20	7590.13	2027/11/21	1	0.5
039320M	New Found Gold Corp.	Gander Lake	231	57.75	Issued	2016/12/12	2026/12/14	2026/02/10	3923.53	2026/12/12	1	0
039323M	New Found Gold Corp.	Great Gull River, Central NL	225	56.25	Issued	2020/05/02	2030/05/02	2026/07/01	33678.53	2028/05/02	1	0
039324M	New Found Gold Corp.	Great Gull River, Central NL	69	17.25	Issued	2020/05/02	2030/05/02	2026/07/01	12579.64	2028/05/02	1	0
039325M	New Found Gold Corp.	Dead Wolf Brook, Central NL	95	23.75	Issued	2020/05/02	2030/05/02	2026/07/01	8077.32	2028/05/02	1	0
039334M	New Found Gold Corp.	Pauls Pond, Central NL	111	27.75	Issued	2016/12/12	2026/12/14	2026/02/10	49405.08	2026/12/12	1	0
039335M	New Found Gold Corp.	Northwest Gander River, Central NL	52	13	Issued	2016/12/12	2026/12/14	2026/02/10	22649.44	2026/12/12	1	0
Total 49 licences		Totals	5339	1334.75

C)	Twin Ponds Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2025-12-23	50,987.79	2028-10-24	1.6	1.0
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2025-12-23	34,380.34	2028-10-24	1.6	1.0
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2025-11-28	1,658.89	2025-09-29	0.0	0.0
Total - 3 licences			226	56.50

D)	Ten Mile-Duder Lake Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035047M	Aidan O’Neil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2025-11-28	8,279.87	2025-09-29	0.0	0.0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2025-11-28	29.15	2025-09-29	0.0	0.0
Total - 2 licences			211	52.75

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

E)	Bellman's Pond Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	73.18	2025-05-02	0.0	0.0

F)	Little Rocky Brook Block
Licence No.	Title Holder	Location	No. Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2025-07-01	9,882.70	2025-05-02	0.0	0.0

G)	Summary of all blocks
No. of licences:	98
No. of claims:	7,018
Area (km2):	1,754.50

4-8

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 4-2: Mineral Licences for the Northern Sub-properties of the Queensway Project

640000
650000
660000
670000
680000
5460000
5450000
5440000
5430000
N
Ten Mile Lake
Clarke's Head
035047M
035050M
Lewisporte
Queensway North
Bellmans Pond
030775M
030777M
027637M
035048M
035197M
035209M
Little Rocky Brook
Twin Ponds
035204M
024274M
023940M
024268M
O26074M
023864M
024136M
027636M
035198M
023881M
023863M
024031M
024026M
024270M
023860M
006821M
024112M
023987M
023862M
024141M
023874M
024264M
023720M
023861M
007984M
023721M
023804M
022216M
Appleton
023866M
035681M
024266M
023962M
024140M
Gander
024138M
024265M
023875M
022491M
Queensway South
024997M
023916M
025008M
024139M
0
5
10
Kilometres
Legend:
Communities
Major Highway
Waterbodies
VOA Optioned Block
Queensway North
Queensway South
Non-Contiguous Licence Area
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
Twin Ponds
Source: NFG 2025.
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

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Figure 4-3: Queensway South Mineral Licences

N
Queensway North
Queensway South
030711M
036670M
027379M
035087M
030714M
024560M
030768M
030722M
024565M
035338M
030726M
039320M
030753M
030746M
030741M
024569M
030710M
024562M
030771M
024571M
024559M
030783M
039335M
023239M
030727M
022236M
022342M
039325M
022260M
039296M
039334M
024563M
030737M
024568M
024570M
030756M
024561M
024557M
024558M
030748M
030752M
030755M
030733M
030763M
039324M
039323M
030754M
030765M
030716M
0 3.5 7 14
Kilometres

Legend:

- Major Highway
- Waterbodies
- Queensway North
- Queensway South

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Queensway South Mineral Licences

Source: NFG 2025.

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4.2	Property Ownership Summary

Since the 1950s, the Property area has been prospected by several dozen individuals who have staked claims either in their own name or in the name of the private company through which they conduct their prospecting activities. The Property claims have been optioned at various times to larger mining companies, many of them public. Private and public companies have worked together in joint ventures and with separate groups of individual prospectors, dropped options and entered into new joint ventures and option agreements, sometimes with the same partners and sometimes with new partners.

Following the many changes in claim ownership, Palisade Resources Corp. (Palisade), later renamed to New Found Gold Corp. in June 2017, began to consolidate the large land package that now forms the Queensway Project.

The licences were acquired through 1) online map staking with the Government of NL, 2) the successful completion of a series of Option Agreements (nine Option Agreements; NFG, pers. comm., 2023), and 3) some of the licences were originally acquired by Palisade, NFG’s predecessor.

On July 9, 2024, NFG acquired a 100% interest in LabGold’s Kingsway Project. Pursuant to the acquisition, NFG issued to LabGold 5,263,157 common shares as consideration for the Purchased Assets (NFG 2024j).

On May 17, 2024, NFG acquired a 100% interest in three mineral licences previously held by Sky Gold. Pursuant to the acquisition, NFG purchased the licences for $35,000.

In addition, five licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of a single Option Agreement called the VOA Option (Figure 4-1; see Section 4.5).

With respect to the nature and extent of NFG’s mineral rights interest at the Queensway Property, Table 4-1 shows that the Property can be separated into four general groups based solely on the title of the Licence Holder. The Queensway North group includes titles related to Twin Ponds, Ten Mile-Duder Lake, Bellman’s Pond, and Little Rocky Brook that are listed in Table 4-1 and shown in Figure 4-2). The Queensway South block titles are listed in Table 4-1 and shown in Figure 4-3.

A total of 7.8% of the claims that make up the Property are not owned by NFG but rather by separate licence holders and are subject to a single Option Agreement - the VOA Option - between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann). The ownership for each of the four groups is further summarized as follows:

•	92.2% of the claims that make up the Queensway Property are fully owned by NFG. They consist of 6,473 claims within 98 mineral licences in Queensway North, Queensway South, Twin Ponds, Bellman’s Pond, and Little Rocky Brook.
•	4.83% of the claims as part of the VOA Option are owned by Aidan O’Neil. They consist of 339 claims within two mineral licences at Ten Mile-Duder Lake and Queensway North.
•	2.99% of the claims as part of the VOA Option are owned by Suraj Amarnani. They consist of 210 claims within two mineral licences at Twin Ponds and Queensway North.
•	0.03% of the claims as part of the VOA Option are owned by Josh Vann. They consist of two claims within one mineral licence at Ten Mile-Duder Lake.

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4.3	Mineral Tenure Information and Maintenance

Mineral rights in NL are managed by the Mineral Lands Division of the Department of Industry, Energy, and Technology (IET), which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal (MinLAP). Within the area of a mineral licence, there are separate mineral claims, up to 256 coterminous claims per licence area.

With respect to mineral licence maintenance in NL, NFG must abide by two financial obligations to maintain the licences in good standing:

1	Minimum expenditures for ongoing assessment, in which the province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time, as summarized in Table 4-2.

NFG’s minimum exploration expenditure obligation for the entire Queensway Project as of March 31, 2025 is $228,397.03 with $1,589,256.57 in 2026. With the current drilling program plans scheduled to continue throughout 2025, and with ongoing surface reconnaissance and mapping activities, the money NFG spends on exploration will exceed the required minimum in 2025.

In each year of a mineral licence being issued, the minimum annual assessment work must be completed by the anniversary, unless there are excess exploration expenditures reported. After an expenditures due date, an assessment report must be submitted within 60 days of the anniversary date. Excess assessment work expenditures are credited to the licence and can be carried forward to satisfy the expenditure requirements in future years except for the transition to Year 20 when all expenditures are defaulted to Year 20 dues.

Any mineral licence holder who intends to conduct an exploration program must obtain mineral exploration approval (MEA) from the NL IET before the activity can commence.

2	Licence renewal fees are required every five years to Year 20 and every year after that, if kept in good standing. The renewal date for each licence is determined by the original staking date of the mineral claims. Mineral licence renewal fees in Newfoundland and Labrador are structured based on the age of the licence. Mineral licence renewal date is distinct from the anniversary date, which governs annual exploration expenditures and assessment work.

Table 4-3 shows the renewal fee per claim for each of the five-year intervals. These fees are due every five years from Year 5 through Year 20, and then annually from Year 21 onward. NFG’s annual renewal fees will be $15,800 for the licences that reach their renewal date in 2024; and $80,175 for the licences that reach their renewal date in 2025.

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Table 4-2: Minimum Expenditures for Mineral Claims in Newfoundland and Labrador

Year	Required Expenditure
1	$200.00/Claim
2	$250.00/Claim
3	$300.00/Claim
4	$350.00/Claim
5	$400.00/Claim
6 to 10	$600.00/Claim
11 to 15	$900.00/Claim
16 to 20	$1,200.00/Claim
21 to 25	$2,000.00/Claim
26 to 30	$2,500.00/Claim
31 Onward	$3,000.00/Claim

Table 4-3: Renewal Fees for Mineral Claims in Newfoundland and Labrador

Year	Renewal Fee
5	$25.00/Claim
10	$50.00/Claim
15	$100.00/Claim
20 Onward	$200.00/Claim
4.4	Access and Surface Rights

Title to surface rights in Newfoundland is required only for the development of a mineral resource under a mining lease. For exploration activities, including both non-ground-disturbing and ground-disturbing work, licence holders must obtain an MEA and/or a letter of acceptance from the NL Department of Industry, Energy and Technology (NLDIET) for all valid mineral licence(s) to be explored under the proposed program. These approvals regulate land use and environmental compliance but do not confer ownership of surface rights (Government of Newfoundland and Labrador 2024).

NFG does not own surface rights on the Project except for the Core Yard at Appleton. On an as-needed basis, NFG negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

•	The Province of Newfoundland and Labrador, which administers Crown Lands,
•	The municipalities of Appleton and Glenwood,
•	Property owners of residential properties in Appleton and Glenwood and of cottages and cabins, granted or licence to occupy, outside municipal boundaries.

In addition to stipulating the times when the company can conduct work, and the nature of the work that is permitted, these agreements also specify the company’s responsibility for restoring land to an acceptable condition following field activities.

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For exploration activities on Crown Lands, approval is required from the Mineral Lands Division of the IET. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife; Section 4.7 of this report summarizes NFG’s environmental permitting activities and the approvals it currently holds.

If the Project advances to the mine production stage, NFG would need to obtain surface rights by applying for a surface lease to the IET, accompanied by a legal survey. Surface leases are issued by the IET in consultation with the Minister appointed to administer the Lands Act.

To the best of the SLR QP’s knowledge, there are no significant factors, or risks that may affect access, or the right or ability of NFG to perform exploration work on the Property.

4.5	Option Agreement (the VOA Option)

In addition to the mineral licences staked by NFG, the Project also includes optioned claim packages that were negotiated by NFG from 2016 through 2018 under nine separate and completed Option Agreements. These Option Agreements granted mineral rights to NFG in return for a combination of scheduled lump sum payments, NFG shares, and net smelter return (NSR) royalties to various individual and company optionors.

As of September 2021, when the last of the option payments was made with respect to the nine Option Agreements, NFG had met all the conditions and earned 100% ownership of the associated mineral licences.

On November 2, 2022, NFG executed a single option agreement (the VOA Option) with Aidan O’Neil, Suraj Amarnani, Josh Vann, and VOA Exploration Inc., collectively referred to as the “Optionors”. The VOA Option Agreement grants NFG exclusive right and option to acquire a 100% title and interest in a property defined by five mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M, owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann, respectively (Figure 4-2; Table 4-1). The claims included in these five mineral licences represent 7.8% of the Property claims (Section4.2).

In connection with the grant of the VOA Option, NFG shall have the right to enter onto and occupy the optioned property to conduct activities as contemplated in the VOA Option Agreement.

For NFG to exercise the VOA Option, NFG shall 1) issue an aggregate of 487,078 common shares in capital of NFG (the “Share Issuances”) and 2) make aggregate cash payments of $2,350,000 (the “Cash Payments”) to the Optionors as follows (NFG 2022a):

•	$200,000 and 39,762 Common Shares on the later of (i) Staking Confirmation Date (as defined in the VOA Option Agreement) and (ii) the receipt of the TSX Venture Exchange’s (the “TSXV”) approval.
•	$200,000 and 39,762 common shares on or before November 2, 2023.
•	$250,000 and 69,583 common shares on or before November 2, 2024.
•	$300,000 and 89,463 common shares on or before November 2, 2025.
•	$600,000 and 129,224 common shares on or before November 2, 2026.
•	$800,000 and 119,284 common shares on or before November 2, 2027.

NFG shall pay all Cash Payments and register all Common Shares issued under the VOA Option Agreement to VOA Exploration Inc. unless otherwise instructed in writing by the Optionors. VOA Exploration Inc. is the consortium of Vann, O’Neil, and Amarnani.

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Upon NFG completing the Cash Payments and the Share Issuances set forth above, NFG will immediately be deemed to have exercised the VOA Option and acquired a 100% interest in the property free and clear of all encumbrances with no further action required by it resulting in the Optionors’ interest in the property being immediately transferred to NFG. The terms of the VOA Option Agreement do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

4.6	Royalties

Seventy-eight of the 103 Queensway Property mineral licences (76%) are currently subject to an NSR royalty; the other 25 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included NSR royalties. Others arise from financing provided by GoldSpot Discoveries Corp. (GoldSpot) in 2019. All claims acquired after the NFG-GoldSpot Agreement execution date and contiguous to the NFG-GoldSpot Agreement original claims are subject to a 1% NSR royalty to GoldSpot less royalties at the time of acquisition. A summary of the royalty structure at the Property is presented in Table 4-1. Currently, the NSR royalties range from 0.4% to 3.0% for the 78 licences subject to an NSR royalty.

Royalties associated with the NFG-Labrador Gold Corp. Purchase Agreement state that mineral licences 027636M, 207637M, and 035204M are subject to a 1% NSR plus $1 per ounce of gold in the ‘indicated mineral resource’ and ‘measured mineral resource’ categories, as defined by Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards for Mineral Resources and Mineral reserves (CIM (2014) definitions). In addition, an advance royalty of $50,000 per annum will be payable, at the election of the Royalty Holder, in cash or common shares, commencing on March 3, 2026, and continuing each year thereafter until commencement of commercial production.

Many of NFG’s option and financing agreements have included a buyback provision that allows the Company to reduce the NSR royalty by making a lump sum payment to the holder of the royalty. For example, on November 15, 2021, NFG announced that it had exercised its buyback option and entered into three royalty purchase agreements to acquire a total of 0.6% NSR related to the Linear and JBP Linear Properties. These royalties, originally granted under a 2016 agreement, cover key areas of the Queensway Project, including the Keats, Golden Joint, and Lotto discoveries. Following the transaction, a 0.4% NSR remains on the Keats-Golden Joint-Lotto-Big Dave corridor. Table 4-1 illustrates the current NSR royalty and the amount that could still be bought back. Were NFG to exercise its buyback rights, the NSR royalties would range between 0.5% and 1.0% for the 28 licences that are subject to a NSR royalty.

4.7	Permits

NFG is responsible for obtaining all permits in accordance with the Mineral Act (RSNL 1990 Chapter M-12) and Mineral Regulations (CNLR 1143/96) along with other Provincial Acts, Regulations, and laws, to conduct exploration activities at the Property. Exploration activities require approval from the Mineral Lands Division of the IET. These specify the activities that are allowed in the area and provide conditions set out in performing the proposed work as defined in the referral process to other government departments and agencies; they are typically valid for one to two years and can be renewed or amended if required.

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The different permits and licence requirements in the Province of Newfoundland and Labrador can include:

1	Mineral Exploration Approvals (MEA): A MEA Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, all-terrain vehicles (ATV) usage, diamond drilling (DDH), etc.
2	Water Use Licence (WUL): Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities but are still required for a camp.
3	Licence to Occupy (LTO): Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit (Fly Camp). This permit is obtained from the Provincial Department of Crown Lands. These are typically valid for five years and can be renewed. Receipt of an LTO for establishing a camp may necessitate additional permits depending on the camp's location and associated activities. These permits may include:
4	Section 39 Permit: Operating permit for exploration activities within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.
5	Section 48 Permit: Required for exploration activities, including stream crossings and/or fording, or any work in and around any body of water or wetland. The Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.
6	Forestry Operating Permits: An operating permit for each district if operations are to take place on Crown Land during the annual fire season (May-September).
7	Forestry Cutting Permits: Required where timber is removed from Crown Lands by a commercial entity in developing access routes and drill pads. Cut timber is gifted to locals for firewood and a royalty is paid quarterly to the province.
8	Development Permits: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality. Other development permits are required for working near Protected Roads and/or the Gander River Management area.

Table 4-4 summarizes the permits, licences, and approvals that have currently been granted to NFG, which expire between December 1, 2024, and October 29, 2029, and are re-permitted, or re-applied for, as necessary by NFG.

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Table 4-4: Environmental Permits, Licences, and Approvals

Permit #	Type	Source	Description	Area	Expiry
LTO 158603	Licence to Occupy	Crown Lands - FAA	Trailer Camp at Bernards Pond	QWS	16-Aug-29
GAP 31999	Gasoline Tank Permit-Registration	Digital Government & Services NL	Exploration Operations	QWN	N/A
GRM 297908	Gander River Management (PADL)	Digital Government & Services NL	Drill Pads & Access (27636M, 23940M, & 27837M)	QWN	25-Aug-26
PRP 310074	Development Permit - Protected Roads	Digital Government & Services NL	Mineral Exploration - TCH Appleton	QWN	14-Aug-26
EA 2214	Environmental Assessment Registration	Environmental Assessment - ECC	Seismic Cutlines and Keats Trench	QWN	19-Oct-25
EA 2259	Environmental Assessment Registration	Environmental Assessment - ECC	DDH	QWN	13-Sep-26
EA 2273	Environmental Assessment Registration	Environmental Assessment - ECC	QWN DDH	QWN	20-Oct-26
EA 2307	Environmental Registration	Environmental Assessment - ECC	QWN Trenching	QWN	20-Jun-27
EA 2343	Environmental Assessment Registration	Environmental Assessment - ECC	DDH West Gander River	QWN	20-Feb-28
FCP 25-05-01664	Cutting Permit Districts 5 (Gander)	Forestry Services - FAA	QWN Fourth Pond DDH	QWN	31-Dec-25
FCP 25-08-01658	Cutting Permit Districts 8 (Lewisporte)	Forestry Services - FAA	QWN Fourth Pond DDH	QWN	31-Dec-25
FD5 Gambo	Forestry Operating Permit, District 4, 5, & 6	Forestry Services - FAA	Exploration Operations	QWN & QWS	31-Dec-25
FD8 Lewisporte	Forestry Operating Permit, District 8	Forestry Services - FAA	Exploration Operations	QWN	31-Dec-25
E230206	Exploration Permit	Mineral Lands - IET	48 DDH (27636M)	QWN	12-Sep-25
E230302	Exploration Permit	Mineral Lands - IET	Igloo City DDH (Mars)	QWS	14-Nov-25
E230319	Exploration Permit	Mineral Lands - IET	Golden Elbow DDH 1	QWS	22-Aug-25
E230320	Exploration Permit	Mineral Lands - IET	VOA DDH	QWN	22-Aug-25
E230321	Exploration Permit	Mineral Lands - IET	Golden Elbow Fly DDH 2	QWS	22-Aug-25
E230348	Exploration Permit	Mineral Lands - IET	95 DDH (27636M)	QWN	8-Dec-25
E230350	Exploration Permit	Mineral Lands - IET	QWN DDH	QWN	24-Jan-26
E230355	Exploration Permit	Mineral Lands - IET	Till Trend & South Pauls Fly DDH	QWS	19-Oct-25
E230429	Exploration Permit	Mineral Lands - IET	036670M Prospecting (Road Breccia)	QWS	19-Oct-25
E230448	Exploration Permit	Mineral Lands - IET	Drone Geophysics	QWS	15-Dec-25
E240059	Exploration Permit	Mineral Lands - IET	General Prospecting	QWS	8-Feb-26
E240248	Exploration Permit	Mineral Lands - IET	General Prospecting & Geochem	QWN & QWS	17-May-26
E240324	Exploration Permit	Mineral Lands - IET	50 DDH at Bernards Camp	QWS	11-Jul-26
E240328	Exploration Permit	Mineral Lands - IET	QWN Trenching	QWN	28-Jun-26

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Permit #	Type	Source	Description	Area	Expiry
E240385	Exploration Permit	Mineral Lands - IET	QWN Fourth Pond DDH (Outside GRM Buffer)	QWN	5-Sep-26
E240401	Exploration Permit	Mineral Lands - IET	QWN Fourth Pond DDH (E Gander River)	QWN	11-Oct-26
E250001	Exploration Permit	Mineral Lands - IET	Airborne Geophysics	QWN	6-Jan-27
E250044	Exploration Permit	Mineral Lands - IET	QWN DDH - Gander River 1000 holes	QWN	24-Feb-27
E250136	Letter of Acceptance	Mineral Lands - IET	Keats Main Trench Open	QWN	25-Apr-26
TVA25-1	T'Railway Temporary Vehicle Access	Parks NL - TCAR	QWN DDH & General Exploration	QWN	1-Dec-25
QP 71113023	Quarry Permit	Quarry Rights - IET	Quarry Material for Roads	QWN	22-Sep-25
ALT13337-2023	Section 48 - Permit to Alter Water Body	Water Resources Management - ECC	Golden Elbow Fly DDH 2	QWS	10-Oct-25
PRO11547-2020	Section 39 - Permit for Development	Water Resources Management - ECC	Mineral Exploration	QWN	20-Dec-26
PRO13479-2024	Section 39 - Permit for Development	Water Resources Management - ECC	QWN DDH	QWN	2-Feb-29
WUL/P-21-12147	Water Use Licence	Water Resources Management - ECC	Camp Water Source	QWS	15-Oct-26

Notes:

1.      FAA - Fishery, Forestry and Agriculture; ECC - Environment and Climate Change; IET - Department of Industry, Energy, and Technology; TCAR - Tourism, Culture, Arts and Recreation; TCH - Trans-Canada Highway; GRM - Gander River Management

2.     Mineral Exploration Approvals (MEA) (prefixed with E).

3.     Water Use Licences (WUL) for camp water (prefixed with WUL).

4.     Section 39 Permits for Development from Water Resources Management (prefixed with PRO).

5.     Section 48 Permits to Alter a Water Body (prefixed with ALT).

6.     Environmental Assessments (EA) for larger exploration programs requiring public referral along with internal departmental referral.

7.     Section 105 Operating Permits and Cutting Permits for Forestry Management Districts 4, 5, 6, and 8.

8.     Temporary Vehicle Access (TVA) Permit.

9.     Other environmental and development permits as requested or in relation to the above permits and the referral process conditions.

4.8	Environmental Assessment and Significant Factors

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites.

The Company has completed a desktop Historic Resources Overview Assessment (HROA) of the southern portion of the Queensway North area to determine the potential for heritage and cultural resources in the area. As a result of this desktop HROA, a field assessment called a Historic Resources Impact Assessment (HRIA) was conducted in 2023. The HRIA determined that the areas evaluated have low potential for archaeological resources and no further investigation or mitigation measures were recommended. The Provincial Archaeology Office of Newfoundland and Labrador reviewed and agreed with the finding of the HRIA.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The Company has contracted ongoing environmental baseline studies since 2020 that include groundwater, surface water and sediment sampling, as well as terrestrial and aquatic assessments (NFG 2023a). The Company carried out more in-depth field studies in 2023 to better understand the environmental conditions of the Queensway area. A geotechnical and hydrogeological study and baseline air quality monitoring were initiated in 2023. The Company also conducted a field survey of muskrat and noise and light levels.

The SLR QP is not aware of any environmental liabilities or other restrictions to NFG’s exploration activities, outside the established 300 m Gander Lake Buffer, wetland and watercourse buffers of 30 m to 100 m along Gander River and Gander Lake Tributaries. Exploration can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, Environment and Climate Change, and/or from the relevant municipal governments and individual property owners.

The SLR QP has no reason to assume that NFG will not obtain the necessary permits to advance the Project, provided regulatory requirements continue to be met.

Mineral licences 035047M, 035197M, 035048M, 035198M, and 035050M are owned by third parties under the VOA Option Agreement, and NFG’s mineral rights remain subject to fulfilling the agreement’s conditions.

Risks are described in Section 1.1.3.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography
5.1	Accessibility

The Property can be accessed by commercial flights to the Gander International Airport and by vehicle from the town of Gander via the Trans-Canada Highway (TCH, Route 1) which passes through the Queensway North and the Twin Ponds claim areas. The Property is located approximately 15 km west of the town of Gander (Figure 5-1).

The Trans-Canada Highway (TCH, Route 1) provides road access across all of Newfoundland with an east-west distance of 928 km. The Trans-Canada Highway passes through eight licences in the Queensway North block and one licence in the Twin Ponds block.

The Property can also be accessed by the Northwest Gander River Road, which runs on the west portion of the Queensway South claims area from Gander Lake and crosses the river into the Queensway South claims. About halfway, at the steel bridge, approximately 15 km south of Gander Lake, additional access roads lead into the south Gander Lake area. Within the claims areas, most of the Project is accessible via gravel access roads, including the Appleton Fault Zone (AFZ) road, the H Pond Road to areas along the Joe Batt’s Pond Fault Zone (JBPFZ) , and the Joe Batt’s Pond Road on the eastern margin of QWN in the cottage area. Many quad/harvester trails and winter roads provide excellent access for heavy equipment when required.

The areas in the far south of the Queensway South area are best reached by four wheel drive trucks and ATV along resource roads that begin at the Bay d’Espoir Highway (Route 360), which spurs off the Trans-Canada Highway at the town of Bishop’s Falls, NL (Figure 5-1).

In addition to road and ATV access, the mineral licences along the shores of Gander Lake can easily be accessed by boat. The Property can also be accessed by helicopter from the Newfoundland Helicopters base in the town of Appleton and via Gander International Airport and from small craft float planes based near the international airport in Gander.

-The nearest seaports are north of the Trans-Canada Highway at the towns of Lewisporte and Botwood, NL, which are approximately 40 km and 70 km, respectively, by road from the town of Glenwood, NL (Figure 5-1). Both port locations have excellent harbour facilities and capabilities.

5.2	Site Topography, Elevation and Vegetation

The Queensway Property area is dominated by broad, northeast-trending ridges separated by valleys with linear bogs, brooks, and larger ponds (Figure 5-2). Gander Lake and the Gander River are the most important water bodies in the Project area.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 5-1: Access to the Queensway Property

600000
640000
680000
5440000
5400000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Appleton
Gander
1
360
N
0
10
20
30
40
Kilometres
Legend:
City/Town
Trans Canada Highway
Secondary Highway
Forest Access
Transmission Lines
Waterbodies
Queensway Property

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Access to the Queensway Property

Source: APEX 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 5-2: Shaded Relief Image for the Queensway Project Area, with Outline of the Queensway Mineral Licences and Bodies of Water

N
600000
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Bay of Exploits
Lewisporte
Gander Bay South
Botwood
Norris Arm
Gander River
Bishops Falls
Glenwood
Appleton
Gander
Gander Lake
Benton
Grand Falls-Windsor
Hunt's Pond
Souththwest Gander River
Northwest Gander River
Caribou Lake
0 5 10 20 30 40
Kilometres

SLR

Legend:

- City/Town
- Trans Canada Highway
- Secondary Highway
- Forest Access
- Watercourse
- Waterbodies
- Queensway Property

Source: APEX 2025.

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Within the Property, the ground elevation rises to approximately 320 MASL at a ridge east of Caribou Lake in the southeast and drops to a low of 15 MASL in the north portion of the Property, where the Gander River flows toward the North Atlantic coast. Boreal forest covers much of the Project area and includes areas that have been logged and re-planted with white and black spruce seedlings, among other species.

5.3	Climate

The climate is blended maritime-humid continental - pleasant in the summer, cool and wet in the spring and autumn, and snowy, often windy, in the winter. Summer temperatures are typically in the 20° C to 25° C range, but highs can peak above 30° C (Figure 5-3). Winter temperatures typically range from −15° C to +5° C. Precipitation is usually in the form of snow from December to April; rainfall is typical the rest of the year, usually as showers to heavy rain, frequently occurring with strong winds.

Weather is dominated by ocean currents, prevailing westerlies, and storms coming from the west over the Maritime provinces and Québec, or from the south along the US Eastern Seaboard. The typical spring/summer exploration season is from May to late November. Winter conditions start early in November and sometimes extend into May.

The Gander area climate is conducive to exploration companies having the capability to conduct year-round exploration work. Geological mapping, prospecting, and surface rock sampling programs are typically limited to the summer and summer shoulder months (i.e., spring, or March to May, and fall, or September and October) when snow still melts and/or precipitation occurs largely as rainfall. Geophysical surveys and drilling can easily be competed year-round including through the winter months after the snow/ice has either melted or formed ice layers that are thick enough to support equipment. Producing mines in NL operate year-round. With respect to seaports in the general Property area, the sea ice is typically open year-round; however, sea ice has disrupted winter shipping in some years.

Figure 5-3: Climate Data for Gander International Airport

Source: Environment Canada.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

5.4	Local Resources and Infrastructure

The proximity to Gander, NL provides the Queensway Project with the benefits of a local community with an approximate population of nearly 12,000 persons (2021 Census of Population), which includes accommodation, restaurants, hardware, garages, office space, etc. within a short drive from the Property and fieldwork. The town of Gander is located 15 km to the east of the Queensway Project along the Trans-Canada Highway (Figure 4-2). Gander has many amenities that one would expect to find in a major city: an international airport and most of the equipment and supplies required for exploration. The people of Gander are also a source for much of the labour required for NFG’s exploration programs.

The small town of Appleton lies just within the Queensway North claims area; the neighbouring town of Glenwood lies across the Gander River, just to the west of the Project’s claims (Figure 5-2). With a combined population of approximately 1,400 individuals many of whom work in the resource sectors, these towns are also a source for critical employees and support staff. A helicopter base and an environmental remediation company are located in the Appleton Industrial Park adjacent to drill company support facilities.

In the Appleton Industrial Park, NFG has purchased eight contiguous lots that host a fenced-in core yard, office/support trailers, shipping containers for crushed sample storage and equipment sheds, and heavy equipment parking or laydown as required.

Skilled and semi-skilled workers can also be found in Grand Falls−Windsor, a town with a slightly larger population (close to 14,000 persons) located approximately 76 km west of the Queensway North claims along the Trans-Canada Highway (Figure 5-1). Central Newfoundland has hosted a number of historical and current mines resulting in the availability of mine support companies and a strong resource based skilled labour pool.

5.4.1	Power Supply

Electricity is available from the Newfoundland provincial grid, which has three electricity transmission corridors that cross the Queensway Project lands:

•	A 350 kV high voltage direct current line, which passes through the approximate centre of the Queensway South licences. This is the line that brings electricity from the hydroelectric dams at Churchill Falls and Muskrat Falls in Labrador across the island of Newfoundland to St. John’s.
•	Two 138 kV high voltage alternating current transmission lines to the north of the Trans-Canada Highway on the Queensway North licences. These supply electricity to the towns of Glenwood, Appleton, and Gander from the hydroelectric dams at Grand Falls, Bishop’s Falls, and Norris Arm.
•	A 69 kV high voltage alternating current transmission line that runs across Queensway North along the Trans-Canada Highway. These also supply electricity to the towns of Glenwood, Appleton, and Gander from hydroelectric dams in north-central Newfoundland.
5.4.2	Water Supply

Other than the Water Use Licences described in Section 4.7, there is currently no developed water supply or water right attached to the Queensway Project. However, when the need arises, NFG can apply for permission to draw water from the several bodies of water within, or adjacent to, the Company’s mineral claims (Figure 5-2).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The towns of Appleton, within the Queensway North claims area, and Glenwood, just to the west, have municipal water and sewer systems.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

6.0	History
6.1	Ownership History

Although the earliest recorded exploration activities on the Project area date back to 1955, sustained and systematic exploration only began to accelerate in the 1980s. Since that time, the Project has been operated by numerous companies, as reflected in Table 6-1 and Table 6-2, below. The current Project consists of licences that were acquired by NFG through 1) online map staking with the Government of NL, 2) the successful completion of a series of nine option agreements, 3) licences originally acquired by Palisades, NFG’s predecessor, and 4) purchase agreements (Figure 6-1). In addition, five licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of the VOA Option Agreement (see Section 4.5) and NFG. In May 2024, NFG acquired the Sky Gold claims, expanding the Project by 4,800 ha. In July 2024, NFG acquired a 100% interest in LabGold’s Kingsway Project, expanding the Project by 7,774 ha and gaining approximately 13.5 km of additional strike along the AFZ. The Kingsway claims were added to the Queensway property holdings and are now referred to as the AFZ Peripheral area.

6.2	Exploration History

The extensive exploration history of the Queensway Project was accomplished by multiple operators and prospectors, spanning over four decades, from the 1980s through to early 2024 Exploration efforts were spread across the large district scale project, with significant concentrations of work around the many known gold showings in the Queensway licence group (Figure 6-1). The exploration methods used include surface geochemical sampling, trenching, drilling, and both airborne and ground geophysical surveys.

Surface geochemical sampling covers the widest geographical extent of the Project, and amounts to approximately 3,500 till samples, over 600 stream and lake sediment samples, 6,500 rock samples, and over 27,000 soil samples. This extensive dataset has identified several gold-in-soil or gold-in-till anomalies that have led to surface gold discoveries. Several gold occurrences throughout the Property have also been discovered by surface float rock samples containing high grade gold mineralization.

A total of over 330 trenches have been historically completed across the Project, targeting previously discovered gold-in-soil and gold-in-till anomalies. For trenches that were successful in reaching bedrock, over 1,600 channel samples were taken, while unsuccessful trenches have left these soil and till anomalies unexplained and open to further exploration.

A summary of the historical drilling at the Project is presented in Table 6-2, where a total of 16 companies completed 766 drill holes (totalling 133,181.1 m). The majority were diamond drill holes, with a portion of the LabGold holes completed using rotary air blasting (RAB) and reverse circulation (RC) techniques. Diamond drill core sizes range from BQ core (36 mm diameter) to HQ core (64 mm diameter). Much of the historical drilling occurred north of Gander Lake along the two principal fault zones: AFZ and JBPFZ.

Over 50 historical airborne and ground geophysical surveys have been conducted throughout the Project; including very low frequency electromagnetic (VLF-EM), electromagnetic (EM), magnetic (MAG), induced polarization (IP), versatile time domain electromagnetic (VTEM) and controlled source audio-frequency magnetotellurics (CSAMT). These geophysical surveys regularly identify south-southwest-north-northeast to southwest-northeast linear structures consistent with the broad regional topographic fabric and orientation of the major fault zones. Most of the geographical extent of these geophysical surveys is concentrated along either the AFZ and JBPFZ, or in the QWS claims group around the Pauls Pond and Greenwood Pond gold showings.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Newfoundland and Labrador maintains a public database of mineral exploration assessment files through its GeoFiles system. This resource provides access to a comprehensive collection of documents related to the geology and mineral resources of the province. Additionally, the province's Geoscience Atlas offers direct access to digital data, maps, reports, and images for viewing and download. These resources are managed by the Geological Survey of Newfoundland and Labrador, which is responsible for geological mapping and surveying in the province.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 6-1: Location of Historical Exploration Programs Conducted by Prior Owners

New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Location of Historical Exploration Programs Conducted by Prior Owners
SLR
Lewisporte
Botwood
BAY OF EXPLOITS
Blue Peter
Big Pond
Twin Ponds
APPLETON FAULT ZONE
JOE BATT'S POND FAULT
Kingsway
H Pond
JBPFZ
Pocket Pond
Rat Pond
Appleton
AFZ
Gander
Mustang
Little Harbour
GANDER LAKE
GRUB LINE
JBPFZ S
DOG BAY LINE
Greenwood Pond
Pauls Pond
Aztec Trend
Goose Pond
Caribou Lake
0 4 8 12 16 20
Kilometres
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Legend:
Waterbody
Queensway Property Boundary
Historic Work Location
Town
Au Associated Regional Fault Zone
Regional Fault Zone
Trans Canada Highway
Road

Source: NFG 2025.

Note. The location names accompany the names used by various companies and prospectors listed in Table 6-1.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 6-1: Summary of Historical Exploration Work Completed on the Queensway Property

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
1955-1956	Newfoundland and Labrador Corporation		Caribou Lake		x		x		x	First documented exploration work
1974	Bison Petroleum & Minerals Ltd.	NALCO	Caribou Lake				x		x
1979-1881	Hudson’s Bay Oil & Gas Company Limited	NALCO	Gander Lake		x		x	x	x
C. Reid
1987-1991	Falconbridge Ltd.		SW Gander River	x	x x	x x	x	x	x x
Twin Ponds
JBPFZ
1987-1988	Noranda		Gander Lake Outflow			x	x	x	x	5-28 ppm (outcrop samples); 1.5-2 ppm (trench samples); 1.1-4.5 ppm (drillholes)
Appleton
1988-1990	Noranda Exploration		Twin Ponds			x	x	x	x	2.45 ppm (pan concentrate); 441 ppm (thin vein in trench)
Big Pond
Blue Peter
1990-1991	Manor Resources		Twin Ponds	x		x	x		x	2 ppm (soil sample)
1992-1994	Gander River Minerals		AFZ				x	x	x	2.3 m @ 14.8 ppm (drillhole)
Noranda Exploration

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
1995-2004		L.L. Chan	Pauls Pond	x		x				7.68 ppm (till)
Greenwood Pond
1997-1998		P. Crocker	AFZ	x		x				153.4 ppm (grab sample)
D. Barbour
R. Churchill
1997-2001	Altius Minerals	Forex Resources	Aztec Trend	x		x	x			2.1 ppm (grab sample)
	Cornerstone Resources		Greenwood Pond
Pauls Pond
1998-2016	Krinor Resources	A. & K. Keats	AFZ	x						Discovery of Dome prospect
P. Dimmell
1999-2000	United Carina		AFZ	x		x		x	x	Several drillhole intervals with gold grades above 10 ppm.
7984M (AFZ)
1999-2001	Cornerstone Resources		Pauls Pond	x		x	x			0.8 − 2.1 ppm (grab samples)
2000-2002		C. Reid	AFZ to JBPFZ	x						VG noted near Gander Lake
7179M (AFZ)
2000-2009		L. & E. Quinlan	AFZ	x		x				Discovered Lachlan prospect; 61 ppm (grab sample)
JBPFZ
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	x	x		x	x		10.9 ppm (grab sample)
2002-2005	Candente Resources		Greenwood Pond	x			x		x	>1,000 ppm (quartz boulders); 1.0 m @ 6.1 ppm (drill hole); 0.8 m @ 15.7 ppm (drill hole)
Pauls Pond
Goose Pond
			AFZ		x			x	x	0.4 m @ 7.2 ppm (drill hole); 2 m @ 3.2 ppm (drill hole)

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
2002-2005	Crosshair Exploration and Mining		Big Pond	x	x	x		x	x	40 − 50 ppm (trench samples)
Dan's Pond
			Pauls Pond	x		x	x	x	x	10 − 15 ppm (trench samples); 0.35 m @ 7.1 ppm (drill hole); 0.5 m @ 4.3 ppm (drill hole)
2003-2006	Paragon Minerals	KriASK Syndicate	JBPFZ	x		x	x	x	x	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name; 22.6 ppm (trench sample); 4 drill hole intervals >10 ppm
	Rubicon Minerals		H-Pond
Pocket Pond
2004-2005	Spruce Ridge Resources		Gander Lake	x		x		x		1.2 ppm (trench sample)
Little Harbour
2005-2014		R. & E. Quinlan	AFZ to JBPFZ	x		x				18.7 ppm (grab sample); 20+ surface samples >1 ppm
		Quinlan Prospecting	12652M (AFZ)
2007-2008	Paragon Minerals		AFZ						x	Last drilling on AFZ pre-NFG; 0.9 m @ 2.5 ppm (drill hole); 3.6 m @ 3.2 ppm (drill hole); 1.2 m @ 5.8 ppm (drill hole)
Rubicon Minerals
2007-2010		J. Sceviour	Pauls Pond	x		x				Surface float samples above 0.2 ppm
2011-2012	Soldi Ventures		AFZ						x	5.4m @ 9.8 ppm (drill hole); 7.1m @ 12.4 ppm (drill hole)
2011-2012	Metals Creek Resources		Gander Lake	x		x		x		59.4 ppm (grab sample); 26.8m @ 0.3 ppm (trench)
2020-2021	Sky Gold Corp.		Mustang			x			x
2020-2024	Labrador Gold Corp.		Kingsway	x	x	x	x	x	x	501 drill holes defining 9 gold prospects

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 6-2: Summary of Historical Drilling at Queensway

Company	Start Date	End Date	Total Length (m)	No. of Holes
Newfoundland and Labrador Corporation (NALCO)	1955-12-12	1956-02-26	1,224.4	9
Bison Petroleum & Minerals Ltd	1969-09-06	1969-10-11	831.8	6
Hudson’s Bay Oil & Gas Company Limited	1980-08-10	1980-09-18	392.1	7
Falconbridge Ltd	1987-09-23	1987-10-19	1,018.6	12
Noranda Exploration Company Ltd	1987-12-11	1990-11-08	2,085.3	24
Gander River Minerals	1991-03-06	1994-02-14	1,954.0	18
Manor Resources Inc	1991-06-30	1991-07-01	50.3	1
United Carina Resources	1999-10-22	2000-03-08	3,649.3	38
VVC Exploration	2003-01-01	2003-02-28	1,486.3	18
Camdenite Resources Corp	2003-02-14	2004-10-09	1,430.0	9
Rubicon Minerals Corp	2004-06-10	2005-03-19	6,545.9	42
Paragon Minerals Corp	2005-01-14	2008-07-05	5,677.0	33
Crosshair Exploration & Mining	2005-05-12	2005-05-28	488.2	6
Soldi Ventures	2011-11-16	2012-02-10	2,759.9	23
Sky Gold Corp.	2020	2021	3,352.0	19
Labrador Gold Corp. (rotary air blasting)	2020	2022	8,382.0	154
Labrador Gold Corp. (reverse circulation)	2020	2022	434.0	6
Labrador Gold Corp. (diamond drilling)	2021	2024	91,420.0	341
Totals			133,181.1	766
6.3	Historical Resource Estimates

The QP is not aware of any mineral resource estimates, whether compliant with current CIM Definition Standards and NI 43-101 requirements, historical, or non-compliant, having been prepared by previous operators.

6.4	Past Production

There has been no production from the property as of the effective date of this report.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

7.0	Geological Setting and Mineralization
7.1	Regional Geology

The Queensway Project is situated in the northeastern Canadian portion of the Appalachian Orogen, which extends from Scandinavia in the north to Georgia, USA, in the south (Figure 7-1; van Staal and Barr 2012). The Appalachian Orogen (500-350 Ma) records the formation and destruction of the Pre-Cambrian to early Paleozoic Iapetus Ocean. The Iapetus Ocean separated the Laurentian and Gondwanan continents prior to a series of collisional events that created the super-continent Pangaea (Colman-Sadd et al. 1992; van Staal et al. 1998; Pollock et al. 2007; van Staal and Barr 2012; Honsberger et al. 2022).

Newfoundland is divided into four litho-tectonic facies, from west to east - the Humber, Dunnage, Gander, and Avalon zones based on differences in structural, faunal, geochronological, isotopic characteristics, and stratigraphic relationships (Figure 7-2). The Property is mainly in the Dunnage Zone, and to a lesser extent the Gander Zone in the east.

The Dunnage Zone is a collage of Cambro-Ordovician ophiolitic, intra-oceanic arc, back arc, and associated marine sedimentary rocks of both Laurentian and Gondwanan affinity (Figure 7.2). The zone is subdivided into the Notre Dame (Peri-Laurentian) and Exploits (Peri-Gondwanan) subzones which are separated by a major, late Ordovician suture known as the Mekwe’jit Line (former Red Indian Line; van Staal and Barr 2012). Most of the Property lies in the eastern Exploits Subzone of the Newfoundland Appalachians.

The Gander Zone is defined by distinct poly-deformed, middle Cambrian to Tremadocian quartz-rich metapsammites and metapelites which represent continental margin sediments of Ganderia (Figure 7-2; van Staal and Barr 2012). Ganderia is interpreted to be a small ribbon continent that rifted from Gondwana during the middle Cambrian (van Staal and Barr 2012). The Gander Zone is separated from the Dunnage Zone by an early Ordovician suture called the GRUB Line which formed during the Penobscot Orogeny (Colman-Sadd et al. 1992). In the Newfoundland Appalachians the Gander Zone is divided into the Gander Lake, Meelpaeg, and Mount Cormack subzones (Williams 1979). Eastern parts of the Property are underlain by rocks of the Gander Lake Subzone.

7-1

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-1: Correlation of Major Suture Zones Across the Atlantic Ocean

Notes: Abbreviations of suture zones in the vicinity of the Queensway Property include:
BBL – Baie Verte-Brompton Line;
RIL – Mekwe'jit Line (formerly Red Indian Line);
DBL – Dog Bay Line;
GRUB – Gander River Ultramafic Belt;
DHF – Dover-Hermitage Fault.
Legend:
Early Ordovician Suture
Middle Ordovician Suture
Silurian Suture
Silurian/Devonian Fault
BALTICA
LAURENTIA
GONDWANA
Greenland
North Atlantic spreading axis
main Iapetus suture
Thor suture
HBF
Britain
Ireland
CBF
LL
NSF
WFZ
MSF
Labrador
BBL
RIL
DBL
GRUB
Queensway
Iberia
BBF
Ganderia
DHF
Newfoundland
Avalonia
LOF
CCF
Meguma
Africa

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Correlation of Major Suture Zones Across the Atlantic

Source: Pollock et al., 2007.

7-2

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-2: Newfoundland’s Bedrock Geology and Major Tectonic Zones

360000
560000
760000
5760000
5560000
5360000
HUMBER ZONE
Québec
St.Anthony
N
0
50
100
Kilometres
Queensway Gold Project
BAIE VERTE LINE
DUNNAGE ZONE
MEKWE'JIT LINE
GANDER RIVER ULTRABASIC BELT
Green Point
Gros Morne
GANDER ZONE
Gander
DOVER FAULT
Corner Brook
Grand Falls
Newfoundland and Labrador
AVALON ZONE
CABOT FAULT
CAPE RAY FAULT
Potaux Basques
HERMITAGE BAY FAULT
St.John's
Fortune Head
Marystown
Mistaken Point
Legend:
Property Boundary
Town
Faults
Intrusive Rocks
Granites 470 - 350 Ma
Granites >500Ma
Sucessor Belts/Basins
Mainly subaerial sedimentary rocks
Shallow marine to subaerial sedimentary and volcanic rocks
Humber Zone
Transported slpoe/rise rocks
Shelf, passive margin
Rift rocks
Basement rocks
Dunnage Zone
Volcanic ans sedimentary rocks
Oceanic crust/mantle
Gander Zone
Sandstones and metamorphic rocks
Avalon Zone
Mainly subaerial sedimentary rocks
Marine sedimentary rocks
Volcanic rocks
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Newfoundland's Bedrock Geology and Major Tectonic Zones

Source: Williams 2004.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

7.2	Property Geology
7.2.1	Introduction

-The geology of the Queensway Property constitutes a poly-deformed fold and thrust belt that overprints Cambrian continental shelf rocks, Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/terrestrial sequences, and Silurian magmatic rocks (Figure 7-3; Coleman-Sadd et al. 1992; van Staal and Barr 2012; Sandeman et al. 2018). The Appleton and JBP faults are major structures that transect the Queensway Property and are spatially associated with epizonal gold mineralization. The Appleton Fault’s hanging wall and footwall have contrasting rock-types.

7.2.2	Surficial Geology

Glacial cover is extensive across the Queensway Project and varies in thickness. The AFZ Core is covered by nearly continuous veneers and blankets of fine to medium grained lodgement tills that are very thin (<10 cm) to 2 m thick on average, overlain by a thin layer of courser meltout tills. Craig-and-tail / roche moutonnée landforms are common here and represent topographic highs. The AFZ Peripheral and JBP is covered by an undulating / hummocky blanket of course meltout till, that is greater then 2m thick on average (Palmer, 2023).

QWS is dominated by a thick blanket of medium to coarse grained undulating / hummocky glacial material typically greater than 2m thick with areas exceeding 10m. Northeast oriented ribbed moraines are localized to the southern shore of Gander Lake. Outcrop exposure is rare (Palmer, 2023).

Ice flow on the Queensway property was initially east to east-southeastward and then shifted to a northeastward flow (Vanderveer and Taylor, 1987; Brushett, 2010, 2012; Organ, 2022). Gander Lake acted as part of a glacial spillway in which meltwater flowed eastward to the ocean before the glaciers retreated from the area 11,300 years ago (McCuaig, 2006; Organ, 2022). This resulted in variable till thickness and transport directions from a given point source.

7.2.3	Lithostratigraphic Framework

-Most of the Queensway Property resides between the Appleton Fault’s footwall and the Gander River Ultramafic Belt (GRUB) Line (Figure 7-3). Easternmost exposures include rocks of the Gander River Ultramafic Complex (GRUC) and the Gander Group (O’Neil 1990). The GRUC consists of discontinuous blocks of peridotite, pyroxenite, tonalite, serpentinite, talc schist, mafic volcanics, and mafic derived volcaniclastics (e.g., Blackwood 1982). Its structural base is flanked against metamorphosed quartz arenite and mudstone of the Gander Group to the east along the GRUB Line (O’Neil 1990). GRUC rocks are unconformably overlain to the west by shallow to deep marine rocks of the Middle Ordovician Davidsville Group (e.g., Blackwood 1982) which continue east until the Appleton Faults immediate footwall. Thin discontinuous slivers of Davidsville Group rocks locally appear in the Appleton Faults hanging wall but they are mainly absent. These rocks consist of an ultramafic-derived conglomerate, fossiliferous sandstone/limy siltstone, greywacke, siltstone, and mudstone (Blackwood 1982).

-Westernmost exposures between the Appleton Fault and the Dog Bay Line (a possible Silurian suture) are lithologically diverse (Figure 7-3). The Main Point Formation, Indian Islands Group, Ten Mile Lake Formation and, to a lesser extent, Davidsville Group rocks are strongly imbricated along northwest verging thrust faults (Sandeman and Honsberger 2023). The late Ordovician Main Point Formation includes deep-marine dark grey to black graphitic siltstone and mudstone and is interpreted to overly the Davidsville Group (Currie 1995a; Sandeman and Honsberger 2023). The Main Point Formation is overlain by detrital mica-bearing rhythmic dark to light grey sandstone and dark grey siltstone/mudstone with local conglomeratic sections. Historically these rocks have been assigned to the Davidsville Group (Blackwood 1982). However, the presence of detrital-mica and their relationship with the Main Point Formation suggest that they may be a stratigraphic-equivalent of the late Ordovician to early Silurian Badger Group of the western Exploits Subzone and mark the base of the Indian Islands Group (Sandeman, Personal Communication 2023). These rocks are overlain by limestone and interbedded fossiliferous green/maroon/grey micaceous siltstone and sandstone assigned to the middle-late Silurian Indian Islands Group. Rocks of the Indian Islands Group are capped by green, maroon, and grey thick bedded micaceous sandstone with minor siltstone of the late Silurian to early Devonian Ten Mile Lake Formation. The projected trace of the Dog Bay Line and Indian Islands Group/Ten Mile Lake Formation are spatially associated with mafic, intermediate, and felsic intrusive rocks of the Mount Peyton Intrusive Suite (Williams et al. 1993).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

A preliminary stratigraphic column, summarized in Figure 7-4, was developed through integrated work conducted by NFG and recent studies by Sandeman and Honsberger (2023). Interpretation of structure and lithology on a north-facing cross-section through the QWN block is presented in Figure 7-5. Gold bearing veins in the main deposit area of the AFZ Core are hosted in the Hunt’s Cove and Outflow (Figure 7-6) formations of the Davidsville Group, Main Point Formation (Figure 7-7), and basal Indian Islands Group rocks (Sandeman, Personal Communication 2023; Sandeman and Honsberger 2023).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-3: Bedrock Geology of the Queensway Area

N
Queensway Property Boundary
REACH FAULT
DOG BAY LINE
APPLETON FAULT ZONE (AFZ)
JOE BATT'S POND FAULT ZONE (JBPFZ)
GRUB LINE FAULT
DROPKICK
GOLDEN DOME
KEATS WEST
KEATS
ICEBERG
MARS
ASTRONAUT
Appleton
Gander
Gander Lake
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
Legend:
Au Showings
Trans Canada Highway
Au Associated Regional Fault Zone
Regional Fault Zone
Queensway Property Boundary
Town
Waterbodies
Queensway Property Geology
Mt. Peyton Intrusive Suite - Felsic Phase
Mt. Peyton Intrusive Suite - Mafic Phase
Hunts Pond Granite
Middle Ridge Granite
Third Berry Hill Pond Granite
Bear Pond Gabbro
Duder Group
Indian Islands Group/Ten Mile Lake Formation
Botwood Group
Badger Group
Main Point Formation/ Basal Indian Islands Group
Davidsville - Hunts Cove Formation / Outflow Formation
Davidsville - Weirs Pond Formation
Baie d' Espoir Group - North Steady Pond Formation
Great Bend / Coy Pond Complex
Gander River Ultramafic Complex
Gander Group
Spruce Brook Formation
SLR
0
10
20
Kilometres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Bedrock Geology of the Queensway Area

Source: Modified from Colman-Sadd et al., 1990.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-4: Stratigraphic Column Describing the Rocks Underlying the Queensway Property

Indian Islands Group
(~430-419 Ma)
Horwood Formation/Ten Mile Lake Formation?: Maroon, green and grey micaceous sandstone and siltstone.
Charles Cove Formation: Maroon, green and grey limestone/micaceous sandstone interbedded with siltstone.
Seal Island Formation: Orange to brown weathered limestone and limestone breccia.
Basal Indian Islands Group (?): Interbedded micaceous sandstone and dark grey siltstone. Possible facies equivalent to the Badger Group.
Davidsville Group
(~475-460 Ma)
Main Point Formation: Black graphitic and pyritic shale/mudstone and siltstone.
Keats West
Outflow Formation: Light grey greywacke with basal conglomerate interbedded with siltstone.
Keats, Iceberg, Lotto
Hunt's Cove Formation: Light grey, medium-dark grey, green to maroon/purple siltstone and mudstone with sparse interbeds of sandstone/greywacke.
JBP
Weir's Pond Formation: Medium grey to black polymictic conglomerate (ultramafic, jasper, volcanic, sedimentary clasts) and medium grey fossiliferous sandstone and siltstone.
Gander River Ultramafic Complex: Unseparated tonalite, peridotite, pyroxenite, gabbro, mafic volcanic and volcaniclastic rocks.
Gander Group: Metamorphized interbedded quartz arenite and interbedded mudstone.

Source: NFG 2024; Modified after Sandeman and Honsberger 2023.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-5: Interpretation of Structure and Lithology on a North-facing Queensway North Block Cross-section

Facing Northeast
Gander River
Lotto Vein
JBP Corridor
Joe Batt's Pond
A
A'
2
1
0
Kilometres
Pocket Pond Shear
Quartz Pond Shear
Not mapped on surface (low gravity - high conductivity)
Davidsville
High Gravity - Moderate Conductivity Stratigraphic Package
Davidsville Group
GRUB
Gander Group
APPLETON THRUST
GRUB HW THRUST
GRUB FW THRUST
N
AFZ
JBPFZ
K2
LOTTO
GOLDEN JOINT
KEATS W
KEATS/ ICEBERG
KNOB
1744
POCKET POND
SLR

Legend:

Greywacke	Green Siltstone
Graphitic Mudstone	Purple Mudstone
Siltstone	Ultramafic
Mudstone	Gabbro

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: NFG 2024 (Modified from J. Fingas 2022).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-6: Interbedded Siltstone and Greywacke of the AFZ Footwall, Outflow Formation from Drill Hole NFGC-23-1416

Source: NFG 2023.

Figure 7-7: Interbedded Black Siltstone and Greywacke of the AFZ Hanging Wall, Main Point Formation from Drill Hole NFGC-24-2116

Source: NFG 2024.

7.2.4	Mineralization

Gold mineralization at the Property has been identified in several gold zones in both the QWN and QWS blocks.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

In general, these gold zones are interpreted to be indicative of an orogenic epizonal gold system, and are characterized by:

1	Strong gold mineralization in quartz-carbonate veins that is associated with complex networks of brittle fault zones which are commonly discordant to the regional northeast trending foliation and stratigraphy. Mineralization typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture (Figure 7-8). High grade gold mineralization, above 10 ppm Au, typically occurs in closely spaced quartz veins, and is interpreted to be controlled by the intersection of cross-cutting faults with these auriferous veins.
2	A gold association with arsenic-bearing minerals, in addition to antimony and tungsten. Arsenopyrite (AsFeS) is commonly observed to occur in conjunction with gold (Figure 7-9). Boulangerite (Pb5Sb4S11), a lead-antimony sulfosalt, is often associated with chalcopyrite (CuFeS2) in intervals of high grade gold mineralization, however, it is much less common than arsenopyrite. Disseminated host rock pyrite/arsenopyrite mineralization is spatially associated with veining (Figure 7-9).
3	An alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.

Figure 7-8: Typical Gold-bearing Quartz Vein Styles Observed at Queensway

Source: NFG

Note. Top Left: Brecciated quartz vein with visible gold, Top Right: Vuggy quartz vein with visible gold, Bottom Left: Multiphase quartz vein with visible gold, Bottom Right: Stylolitic quartz vein with visible gold.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-9: Images of Core from Mineralized Intervals in Drill Hole NFGC-19-01

Source: NFG 2019.

7.2.4.1	Queensway North Mineralization

Appleton Fault Zone Mineralization

The northern part of the AFZ exploits a contact between a black shale interbedded with grey siltstone and greywacke in the west, and a sequence of interbedded shale and greywacke in the east. As with the difference in lithologies on either side of the AFZ, the style of mineralization contains minute differences between the western hanging wall and the eastern footwall of the AFZ. The spatial relationships between rock type, the AFZ and JBPFZ, and known and drill-defined gold showings in the QWN block are presented in Figure 7-10.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-10: Integrated Geological Map of Lithology, Regional Faults and Gold-bearing Faults in Queensway North Block

New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Integrated Geological Map of Lithology, Regional Faults and Gold-bearing Faults in Queensway North Block
SLR
Legend:
Town
Au Showings
Gold Veining
Au Associated Regional Fault Zones
Detailed Map Boundary
Queensway Property Boundary
VOA Property
Waterbodies
QWN Geology Interpretation
Black Siltstone
Siltstone
Green Siltstone
Purple Mudstone
Greywacke
Conglomerate
Gabbro
Mafic Volcanic
Ultramafic Intrusive
Queensway Bedrock Geology
Upper Indian Islands/ Ten Mile Lake
Main Point/ Basal Indian Islands
Davisville Group: Hunts Cove / Outflow
Gander river Complex
0 1 2
Kilometres
N
655000
660000
665000
670000
675000
5435000
5430000
5425000
Gander River
Appleton Fault Zone (AFZ)
JOE BATT'S POND FAULT ZONE (JBPFZ)
Appleton
MIDWAY
DROPKICK
PRISTINE
BIG VEIN
PISTACHIO
HM
KNOBBY
GOLDEN GLOVE
BIG DAVE
K2
HONEYPOT
JACKPOT
MONTE CARLO
POWERLINE
LOTTO
DOME
LITTLE
GOLDEN JOINT
KEATS WEST
ICEBERG
COKES
KEATS
TCW
TCH
BULLET
KNOB
GROUSE
LACHLAN
798
1744
H POND
POCKET POND
Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

AFZ Footwall Mineralization

Gold mineralization of zones in the AFZ footwall is commonly encountered in moderate to steeply dipping (60°-80°) epizonal-style veining associated with brittle faulting of interbedded siltstones and greywackes. The quartz-carbonate veins can exhibit stylolitic, massive vuggy, and/or brecciated textures, and have mineral associations with trace arsenopyrite, chalcopyrite, boulangerite and pyrite. High grade lenses have been observed at the intersection of multiple cross-cutting auriferous structures. The mineralization is commonly oriented along northeast-trending structural corridors, consistent with the regional structural fabric although other mineralization orientations are also present.

Notable drill-defined gold zones of the AFZ Footwall include Keats, Iceberg, Iceberg East, Golden Joint, Lotto, and Lotto North (Figure 7-11).

Keats

The Keats prospect is located at the north end of the AFZ in QWN, along the Keats-Baseline Fault Zone (KBFZ), approximately 0.4 km southeast of the Cokes prospect (Figure 7-10). The KBFZ is a brittle fault zone that lies obliquely to the east of the AFZ with an east-northeast strike (N55°E) and a southeast dip of approximately 60°. This fault forms an extensive damage zone that is discordant to the steeply dipping northeast striking stratigraphy and controls the development of a complex network of brittle, high grade gold vein arrays that are epizonal in character (Figure 7-12). This complex network of high grade veins has been encountered surrounding the KBFZ, creating high grade domains that bifurcate from both the KBFZ and the AFZ, and plunge in varying orientations over a defined strike length of 575 m. Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the KBFZ. The second common vein orientation at Keats is a westerly dip of approximately 55°. -

- Gold mineralization, consistent with the AFZ footwall style, begins near the surface and is hosted in quartz-carbonate veins with vuggy (Figure 7-12B), stylolitic, and brecciated textures (Figure 7-12A, C, and D). These veins commonly contain trace amounts of arsenopyrite, chalcopyrite, boulangerite, or pyrite and are associated with NH4 muscovite alteration.

A distinct brecciated texture known as "ghost breccia" (Figure 7-12A and C) is linked to very high gold grades (>100 g/t Au). This texture is characterized by numerous points of visible gold and a silica overprint that gives brecciated clasts a faded, “ghost-like” appearance.

Figure 7-13 shows an example of mineralization from the Equinox vein within the Keats Zone. At this location, drill hole NFGC-21-204 intersects the vein sub-parallel to the core axis, with a downhole extent of approximately 16 m, corresponding to a true thickness of approximately four metres.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-11: Queensway North AFZ Prospects with Major Structures and Gold Vein-Filled Faults on Surface

N
EVEREST
K2
HONEYPOT
JACKPOT
GLENWOOD SHEAR ZONE
VEGAS
LOTTO NORTH
LOTTO
MONTE CARLO
Glenwood
Appleton
KEATS-BASELINE FAULT ZONE?
POWERLINE
DOME
LITTLE
ICEBERG ALLEY
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
GOLDEN JOINT
ICEBERG EAST
COKES
ICEBERG
KEATS NORTH
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
Legend:
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Gold Vein
Shale
Previous Reported
Property Boundary
Trans Canada Highway
Town
Waterbodies
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Queensway North AFZ Prospects with Major Structures and Gold Vein-Filled Faults on Surface
0
500
1000
Metres
Source: NFG 2025.

Note: Vein widths not to scale.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-12: Core Photographs from NFGC-19-01 (Keats Prospect): Visible Gold (A, C, and D); Vuggy Quartz Texture (B)

Source: NFG 2019.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-13: Photos of Mineralization from Drill Hole NFGC-21-204 at Keats Zone (approximately 280 m to 296 m)

Source: NFG 2021.

Iceberg and Iceberg East

The Iceberg and Iceberg East showings are located on the east side of the AFZ and are 300 m northeast from the Keats Zone (Figure 7-8 and Figure 7-9). The geological and mineralization characteristics of Iceberg are nearly identical to those observed at Keats (Figure 7-14) and NFG’s current interpretation is that Iceberg is the eastern continuation of the KBFZ which extends through Iceberg Alley to the northeast. The near-surface Iceberg-Iceberg East high grade segment of the KBFZ has a strike length of 655 m and when combined with the 400 m high grade segment of Keats Main, this near-surface, high grade corridor covers over one kilometre of strike. These domains of high grade occur within the overall KBFZ that is drill-defined over 1.9 km of strike. The KBFZ is offset between each of the Keats, Iceberg-Iceberg East, and Iceberg Alley zones. Each zone exhibits similar fault characteristics including orientation, intensity, and width of the damage zone. Figure 7-14 shows mineralization at the interpreted intersection of three sub-parallel veins: Iceberg, T800, and T1000, which are all believed to converge at this drill hole location.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-14: Photos of Mineralization from Drill Hole NFGC-23-1210 at Iceberg (approximately 58 m to 82 m)

Source: NFG 2023.

Golden Joint

The Golden Joint prospect is located one kilometre northeast of the Keats prospect on the east side of the AFZ in QWN (Figure 7-10 and Figure 7-11). Gold mineralization at Golden Joint occurs in two structural settings: in the immediate footwall to the AFZ (Golden Joint), and in a more distal setting that is spatially associated with a thick greywacke unit that has a northeast strike (Golden Joint Hanging Wall, or Golden Joint HW).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The Golden Joint Zone consists of a massive quartz vein with stylolitic and brecciated textures, identical to that observed at Keats and Iceberg, that is steeply dipping with a north strike lying in the footwall shales adjacent to the AFZ. It has been drill-defined over a strike length of 250 m and to a depth of 385 m. The Golden Joint HW mineralization is comprised of stockwork veining hosted in a thick bed of greywacke that trends in an east-northeast orientation and dips moderately to the southeast. The Golden Joint HW is drill-defined over a strike length of 185 m and to a depth of at least 150 m.

Lotto and Lotto North

The Lotto prospect is located approximately 0.7 km north-northeast of Golden Joint and 200 m east of the AFZ (Figure 7-10 and Figure 7-11). Lotto mineralization is typical of the AFZ footwall and consists primarily of the Lotto Main vein that strikes north (azimuth N0°E), and dips steeply to the east at approximately 85°. Within the Lotto Fault Zone that hosts the Lotto Main vein, a high grade lens plunges steeply to the northeast and is likely controlled by the intersection of the Lotto Main vein with a thin bed of greywacke.

The Lotto North prospect is adjacent (north) to the Lotto prospect and exhibits gold mineralization hosted in a series of AFZ-typical, epizonal-style veins contained in a north-south striking brittle fault immediately north of Lotto. When combined with the Lotto Main Zone, these high grade gold-bearing structures have been drill-defined over a total strike length of 630 m.

AFZ Hanging Wall Mineralization

- Gold mineralization of zones in the AFZ Hanging Wall is commonly observed in broad zones of low angled (30°to 40°) epizonal-style veining associated with brittle faulting of graphitic siltstones interbedded with grey siltstones and greywackes. The quartz-carbonate veins typically exhibit more stockwork or fault-filling textures, with some veins exhibiting similar massive to stylolitic textures as that of the footwall gold zones. Auxiliary mineral associations are similar to gold zones in the footwall with trace arsenopyrite, chalcopyrite, boulangerite and pyrite, with the exception of unique mineral associations with stibnite occurring at the K2 prospect, and two anomalous high grade silver assays (253.8 ppm Ag over 2.0 m and 94.9 ppm Ag over 1.0 m) at the Little prospect (Figure 7-10 and Figure 7-11). The second, less frequently observed mineralization style in the hanging wall gold zones includes mineralized ductile shear structures, like that seen at the Cokes prospect. The mineralization zone are commonly oriented west southwest at Keats West and Southeast at K2.

Notable drill-defined gold zones of the AFZ Hanging Wall include Keats West and K2.

Keats West

Keats West prospect is located on the west the AFZ, 500 m northwest of Keats (Figure 7-10 and Figure 7-11) and is defined by a low angle thrust fault that dips gently to the south-southwest. This fault zone is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and contains a series of stacked veins that contain the gold mineralization (Figure 7-15). The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. This gold-bearing structure has a drill-defined mineralized footprint spanning an area that is 305 m long by 315 m wide and extends from surface to 130 m vertical depth. In Figure 7-15, the mineralized intercept of the KW_Harbinger1 vein extends from 150.6 m to 167 m and lies directly above the KW_Harbinger2 vein, which is mineralized from 167 m to 177 m. The KW_Harbinger2 vein is prominently visible at the bottom of Figure 7-15, displaying approximately 10 m of "ghost" breccia texture.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-15: Photos of Mineralization from Drill Hole NFGC-22-960 at Keats West (approximately 149 m to 182 m)

Source: NFG 2022.

K2

The K2 prospect is 725 m north of Lotto, 2.2 km northeast of Keats West, and is situated on the west side of the AFZ (Figure 7-10 and Figure 7-11). The K2 prospect is a significant structural zone made up of multiple structures and cross-cutting vein orientations, with much of the gold being found in the “K2 Main” structure, a low-angle gold-bearing fault zone that shares a similar dip to Keats West and strike to the KBFZ. The defined mineralized footprint is 490 m long and 395 m wide. The gold mineralization begins at surface and has been drill-defined down to a maximum vertical depth of 250 m.

The K2 prospect consists of a series of epizonal stockwork and fault-fill style quartz veins that parallel, and cross-cut, the K2 Main fault to form a broad domain of gold mineralized brittle faults (Figure 7-16). The mineralization shown in Figure 7-16 is interpreted as three distinct veins: Annapurna, K2, and K2No3. These veins are separated by two intervals of poorly mineralized host rock, with downhole lengths of approximately 2 m and 14 m. These intervals can be identified in Figure 7-16 as the core boxes without flagging tape at the ends.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The Stibnite vein, a component of the larger K2 structure, has returned several significant gold intervals. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95 m in NFGC-23-1303, and 0.04% Sb over 3.90 m in NFGC-23-1391. This is the first time this mineral association has been observed at QWN.

Mineralization at K2 generally tends to be lower grade over broad widths, however, localized domains of high grade have been identified and occur at locations where cross-cutting structures interact with the K2 structure.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-16: Photos of Mineralization from Drill Hole NFGC-23-1986 at K2 (approximately 140 m to 182 m)

Source: NFG 2023.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

AFZ Peripheral Mineralization

The AFZ Peripheral area hosts gold mineralization along the AFZ, sharing many characteristics with discoveries at AFZ Core. The Dropkick Zone, situated on the hanging wall side of the AFZ, exhibits structurally controlled gold mineralization within a brittle fault zone that trends parallel to the AFZ.

Gold mineralization at AFZ Peripheral is primarily hosted in fault-fill quartz veins within an interbedded sequence of siltstones and sandstones. These veins commonly contain free, coarse gold and are associated with high-strain deformation zones. The presence of multiple crosscutting vein orientations, infill veining, and brittle deformation features suggests structural complexity similar to that observed in other key mineralized zones within AFZ Core.

Joe Batts Pond Fault Zone Mineralization

Along the 12.5 km strike length of the northern part of the JBPFZ (Figure 7-10), mineralization occurs in ductile-brittle deformation zones and associated epizonal-style irregular vein arrays that run parallel to the southwest-striking, steeply west-dipping stratigraphy of mainly green siltstones (Figure 7-17). Mineral associations in gold-bearing zones are similar to those of the AFZ prospects where there are trace amounts of pyrite, chalcopyrite, boulangerite, and arsenopyrite.

Figure 7-17: Photos of Mineralization from Drill Hole NFGC-21-304 at Pocket Pond (approximately 82 m to 91 m)

Source: NFG 2021.

7.2.4.2	Queensway South Mineralization

A series of gold prospects located along the southern extension of the AFZ (Figure 7-18) can be grouped into three different mineralization styles.

1	AFZ Core Analogous Mineralization
2	Siltstone-hosted gold with intrusive mafic dyke swarm
3	Epithermal Fault Zone

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-18: Integrated Geological Map of Lithology, Regional Faults, and Gold Trends in Queensway South, Pauls Pond Region

630000
640000
N
N
MARS
CHRISTMAS TREE
O'REILLY
5400000
5400000
Devils
Au Trend
POTATO PATCH
NFGC-QS-22-15
0.47 g/t Au / 8.00m
DEVILS POND
Big Bear
Au Trend
Pauls
Au Trend
SOUTH PAW
NEBULA
ASTRONAUT / NOVA
NFGC-QS-22-25
3.70 g/t Au / 4.30m
ROAD GABBRO
LBNL
NFGC-QS-22-20
19.0 g/t Au / 3.15m
Greenwood
Au Trend
5390000
5390000
GOOSE
NFGC-QS-22-27
0.67 g/t Au / 10.35m
AZTEC
HORNET
CAMP ZONE
NFGC-QS-24-89
1.20 g/t Au / 16.80m
GREENWOOD POND #2
Grab Sample
479 g/t Au
Grab Sample
137 g/t Au
MT
EASTERN POND
DEVILS POND SOUTH
NFGC-QS-22-30
1.04 g/t Au / 8.80m
5380000
Appleton Fault Zone (AFZ)
630000
Legend:
Au Showings
Faults
Au Trends
Au Regional Faults
Queensway Property Boundary
Rock Samples
0.0 - 0.5 g/t Au
0.5 - 1.0 g/t Au
1.0 - 3.0 g/t Au
3.0 - 10.0 g/t Au
> 10.0 g/t Au
Bedrock Geology
Mt. Peyton Intrusive Suite - Felsic Phase
Mt. Peyton Intrusive Suite - Mafic Phase
Main Point Formation/ Basal Indian Islands Group
Davidsville - Hunts Cove Formation / Outflow Formation
Davidsville - Weirs Pond Formation
Baie d'Espoir Group - North Steed Pond Formation
Gander River Ultramafic Complex
Gander Group
0 2.5 5
Kilometres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Integrated Geological Map of Lithology, Regional Faults, and Gold Trends in Queensway South, Pauls Pond Region

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Mineralization Analogous to QWN AFZ

The mineralization style of the Nebula, Devils Trench, Devils Pond South, and Camp Zone prospects is similar to that of the AFZ in QWN such that the gold is associated with quartz veining and accessory sulphides including pyrite and arsenopyrite and are located immediately east of the southern extension of the AFZ. These gold-bearing zones are defined by high-strain mineralized shear zones with an increased density of stylolitic quartz veins, hosted in the interbedded greywackes and siltstones of the Davidsville Formation. Minor differences in the mineralization of these zones include a proportionally greater concentration of pyrite and arsenopyrite, as well as the presence of tourmaline at the Nebula prospect.

Siltstone-hosted gold with intrusive mafic dyke swarm

High grade gold mineralization within the Goose, Astronaut, Nova, and Greenwood Pond #2 prospects is hosted by a sequence of siltstones that is intruded by a swarm of intermediate to mafic dykes, largely gabbro and diorite. This mineralization style occurs west of the AFZ in a unit that has not been recognized at QWN. Gold mineralization in these prospects include the following accessory minerals: arsenopyrite, chalcopyrite, pyrrhotite, pyrite, and tourmaline (Figure 7-19).

Figure 7-19: Select Photographs of Drill Core from the Astronaut and Nova Prospects

Source: NFG 2022.

Note. Top photo: Brecciated gold-bearing vein from drill hole NFGC-QS-22-19 at a depth of approximately 199 m (Astronaut prospect). Bottom Left: Visible gold in drill hole NFGC-QS-22-18 at approximately 48 m (Astronaut prospect). Bottom Right: Visible gold in drill hole NFGC-QS-22-21 at approximately 222 m (Nova prospect).

Epithermal Fault Zone

The mineralization style of the Aztec and Mars showings is interpreted to be epithermal. Aztec is located west of the AFZ at the interpreted domain boundary of the Davidsville Group and Mars is situated near the margin of the Peyton Intrusive Suite (Figure 7-18). At Aztec, gold mineralization is spatially associated with a large area of sinter and a significant fault zone containing hydrothermal breccia and gold that is exposed both in a trench and historical drill core (Figure 7-20). At Mars, weak gold mineralization is characterized by chalcedonic quartz vein breccias, with low sulphide content hosted in an east-west trending fault zone cutting a highly oxidized granite (Figure 7-21 a and b).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-20: Photos of Mineralization from Drill Hole NFGC-QS-22-32 at Aztec (approximately 102 m to 113 m)

Source: NFG 2022.

Figure 7-21: Fault Zone in Oxidized Granite (a) and Chalcedonic Quartz Breccia Veins (b) at Mars

Source: NFG

7.2.4.3	VOA Option Prospects

Gold mineralization within the VOA Option prospects (Figure 7-10) is characterized by high-strain domains in association with brittle faulting and increased density of cross-cutting stockwork veinlets hosted within interbedded siltstones and greywackes. Gold mineralization is commonly found associated with trace arsenopyrite and pyrite, with rare trace amounts of stibnite.

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7.2.4.4	Twin Ponds Block

Gold mineralization within the Twin Ponds block (Figure 7-10) was observed in two separate, although similarly altered host rocks. The first form of gold mineralization is associated with a broad deformation corridor containing a quartz veined zone with breccia, cockade, and banded textures (Figure 7-22), hosted in silicified siltstones with increased graphitic content. The second mineralization style occurs in an altered and silicified gabbro, suggesting that the gold mineralization in this area is the result of a hydrothermal setting associated with the emplacement of gabbro sills and related bodies where fluids have interacted with the mafic intrusive rocks and the host sediments. Similar gold showings are seen regionally and, in the Duder Lake area, are termed structurally controlled gabbro-hosted gold mineralization (Churchill and Evans 1992).

Figure 7-22: Core Photo of Quartz Vein Zone Breccia, Cockade, and Banded Textures within Twin Ponds Drill Hole NFGC-TP-22-01, 173.3 m to 183.85 m

Source: NFG 2022.

7.2.5	Alteration

A visually subtle hydrothermal alteration is present around the gold-bearing veins at the Queensway Property. The alteration is defined by a weak discolouration of the rock adjacent to quartz-carbonate veins, extending 2 m to 10 m beyond the veins themselves. NFG uses hyperspectral core logging (HALO) to identify a consistent alteration halo around the mineralized zones. SLR notes that the modelling of hyperspectral core data is still in its early stages. Currently, the 'halo' and 'buffer' mineralization wireframes described in Section 14.0 are based on grade and distance, respectively, and remain independent of NFG’s alteration modelling.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

A schematic cross-section that illustrates a zonation in the alteration moving outward from a gold-bearing stockwork is presented in Figure 7-23 and is characterized by:

•	Aluminum rich NH4 muscovite occurs near the gold mineralization.
•	Transitions to phengite, a mineral that commonly occurs with hydrothermal alteration. Most prevalent distally from a mineralized zone.
•	Outer Fe and Fe-Mg chlorite alteration.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 7-23: Schematic Illustration of Mineralogical Changes in White Micas Identified by Hyperspectral Imaging of Core near Strong Gold Mineralization

Legend:
Gold-bearing quartz-carbonate veins
PREDOMINANT WHITE MICA MINERAL
Muscovite
Phengite
Fe-Chlorite
FeMg-Chlorite
0 10 20 30 40 50
Metres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Schematic Illustration of Mineralogical Changes in White Micas Identified by Hyperspectral Imaging of Core near Strong Gold Mineralization
Source: Srivastava 2022.

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7.2.6	Structural Geology
7.2.6.1	D1A Deformation

-Rocks of the Davidsville Group, Main Point Formation, Indian Islands Group and Ten Mile Lake Formation are overprinted by closed to isoclinal and doubly north-northeast to south-southwest plunging F1A folds (Figure 7-24a; Blackwood 1982). Several orders of parasitic folds have been documented from a regional to centimeter-scale. An axial planar S1A slaty foliation is noted throughout the Property. Mudstone/siltstone dominated successions are folded into F1A isoclines and transposed into the main S1A foliation. In contrast, F1A folds have a closed to tight geometry in competent packages of sandstone/conglomerate.

The vergence of F1A folds, S1A foliation, and D1A thrust faults change from east to west (Blackwood 1982; Sandeman et al. 2018). In the east, Davidsville Group rocks are displaced to the east-southeast over rocks of the GRUC along a D1A thrust fault (Blackwood 1982). Bedding-S1A foliation relationships noted in rocks of the Davidsville Group suggest F1A axial planes dip moderate to gently to the west-northwest consistent with thrusting. To the west, F1A folds and the S1A foliation consistently verge to the east-southeast up to the AFZ (Nassif et al. 2023). This fault is interpreted to be a southeast striking and moderate to steeply dipping D1A thrust that formed near the core of the belt (Sandeman and Honsberger 2023). The AFZ immediate hanging wall and footwall domains are characterized by upright to steeply northwest and southeast dipping F1A folds and S1A foliation. Progressing west towards the Dog Bay Line west-northwest directed D1A thrust faults imbricate rocks of the Main Point Formation, Indian Islands Group, and possibly the Davidsville Group (Sandeman et al. 2018). In this area, F1A axial planes and the S1A cleavage dip moderately to the east-southeast compatible with west-northwest verging D1A thrust faulting. The overall architecture of rocks underlying the property defines a bi-vergent fold and thrust belt with a core domain of near upright F1A folds. Structures attributed to D1A deformation formed during west-northwest to east-southeast compression.

An early barren quartz-carbonate-chlorite shear/extensional vein system appears to be coeval with D1A deformation. Shear veins parallel the S1A foliation or the steep northwest dipping limb domains of mesoscopic F1A folds defined in stratigraphy. Extensional veins are rare but are locally folded about northeast or southwest plunging fold axes congruent with the F1A fold system. In areas of higher strain, they may have rotated into shear-parallel orientations. Early veins that parallel the S1A foliation exhibit pinch and swell geometries, isolated asymmetric boudins, and ridged body rotations consistent with sinistral ductile shear (Figure 7-24b; Nassif et al. 2023). Shear zones rework the early S1A foliation into localized composite shear fabric. It is possible that F1A folds and the S1A foliation were reactivated as sinistral shear zones syn to post early quartz-carbonate-chlorite vein development during late D1A. This implies a slight change in the stress regime from west-northwest to east-southeast to northwest-southeast compression during late D1A (Nassif et al. 2023). Further work is required to refine these field relationships.

7.2.6.2	D1B Deformation

The Appleton Fault is spatially associated with an extensive secondary brittle-ductile to brittle, low displacement fault system which host quartz-ankerite-chalcopyrite-boulangerite-arsenopyrite veins with visible gold. There are three main fault orientations that repeat throughout the main deposit area and overprint F1A folds, S1A foliation, and early barren sinistrally sheared vein system. Faults are oriented south-southeast (approximately 175/65), east-southeast (approximately 100/65), and northeast (approximately 055/65), using the right-hand rule convention. Mutual cross-cutting relationships, consistent vein style, and mineralogy suggest all faults are near coeval (Fingas 2024). Fault orientation and kinematics suggest that the south-southeast (sinistral) and the east-southeast (dextral) oriented faults are a conjugate set (Buchanan 2003; Fingas 2024). The geometric relationships of conjugate set suggest they formed in a northwest-southeast compressive regime (Buchanan 2003). Fault kinematics on northeast striking veins and faults is poorly understood. Gold bearing veins hosted along northeast striking faults are overprinted by dextral strike slip movement but this is tentatively assigned to post-mineral fault reactivation. The angular relationship between northeast striking gold bearing faults and the conjugate set suggest they are possibly P-shears (Buchanan 2003) or reverse dominant faults. However, further work is required to define syn-mineral kinematics on northeast striking faults.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Structures assigned to D1B deformation display a change in structural style but likely formed in a similar stress-regime as structures related to late D1A. The kinematic history of the Appleton Fault is poorly understood. However, the stress regime defined by faults assigned to D1B deformation suggests that kinematics on the Appleton Fault was sinistral (Buchanan 2003) or sinistral-reverse during this time. Further work is required to better define the spatial relationships and kinematics of Appleton and mineralized D1B faults on the Queensway Property.

In the Keats and Iceberg zones two sets of quartz-ankerite-chalcopyrite-boulangerite-arsenopyrite-visible gold veins are hosted in the secondary faults described above:

1	Shear and Extensional veins: Shear veins are composed of laminated and generally massive quartz-ankerite separated by seams of fine-grained pyrite and arsenopyrite (Figure 7-24c; Fingas 2024). These features likely represent intermittent slip events and dilation along faults during fluid pressure cycling (Sibson et al. 1988). Sheets along the margins of shear veins are locally characterized by a breccia. Some layers have medium to coarse grained euhedral quartz crystals and small vugs which suggest faults remained open for some time in between slip events. Isolated discontinuous coeval extensional veins are documented both oblique and orthogonal to shear veins and horsetail splays commonly develop near fault terminations.
2	Vuggy Breccia Veins and Stockwork: Discontinuous breccia veins and pods composed of coarse euhedral quartz crystals with large vuggy cavities are hosted along pre-existing interfaces such as bedding, the S1A foliation, and faults (Figure 7-24d; Fingas 2024). Clasts are typically sparse, angular and show a high degree of rotation. Structures that were re-utilized likely remained open without intermittent shearing to allow for euhedral quartz and vug development. It is possible that pre-existing structures were reactivated through mode-1 extension at low differential stress and high fluid pressures (Phillips 1972). Vuggy breccia veins sometimes grade into or have adjacent stockwork zones consistent with hydraulic fracturing (Phillips 1972). These structures may also represent implosion breccias that formed along small dilatational jogs and fault intersections. Vuggy breccia veins likely post-date laminated shear and extensional veins, but field relationships can be ambiguous (Fingas 2024).
7.2.6.3	D2 Deformation

-F1A folds, the S1A cleavage, D1A/B faults and visible gold-bearing veins are overprinted by a phase of near vertical shortening. This deformation appears to be restricted to pre-existing fault damage zones and may not be regionally penetrative. It produced localized F2 folds, extensional-style kink-banding and extensional faults (Figure 7-24e). The geometry and orientation of F2 folds are dependent on the orientation of the pre-existing structures which they overprint. Pre-existing moderate-steeply dipping interfaces buckle into symmetrical recumbent F2 folds. In contrast, F2 folds deforming in near vertical layering tend to be asymmetric with inclined to upright axial planes. All F2 folds doubly-plunge gently to the north-northeast and south-southwest. There is a spaced, typically gently dipping to inclined, axial planar cleavage that is only observed in the present of F2 folds. D2 high strain zones are mainly focused in the hanging wall of the Appleton Fault where localized narrow flat belts are developed. D2 deformation in the footwall domain is restricted to centimetre-scale F2 folds and extensional kink bands. This style of deformation is consistent with orogenic collapse (Froitzheim 1992).

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7.2.6.4	D3 Deformation

All structures related to D1 and D2 deformation are overprinted by D3 deformation which is characterized by an east-northeast to west-southwest compressive regime. Northeast oriented D1A and D1B faults were reactivated as dextral faults and new faults of similar orientation can be mapped throughout the Property. Visible-gold bearing veins were modified during D3 deformation. East-west striking veins are commonly drag folded, disarticulated, and displaced along barren northeast and southwest striking dextral faults (Figure 7-24f; Fingas 2024). Dextral-reactivation of northeast oriented visible-gold bearing veins often cause duplexing and localized structural thickening of the veined zone. Dextral faulting is typically associated with isolated or conjugate kink bands which constrain moderate to steeply northwest and southeast plunging kink-style folds (Buchanan 2005). Occasionally, northeast directed low displacement thrust faults and southeast-northwest plunging folds are documented in higher strain zones. This phase of deformation is likely associated with remobilization of earlier mineralization and possibly pyrite mineralization (Fingas 2024).

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Figure 7-24: Examples of Deformation at Queensway

Source: NFG

Notes:

a) F1A isoclinal folds and an accompanying axial-planar S1A foliation;

b) Early barren quartz-carbonate-chlorite veins overprinted by sinistral ductile simple shear;

c) Quartz-ankerite-chalcopyrite-visible gold shear and extensional vein array;

d) Near S1A parallel quartz-ankerite-arsenopyrite-boulangerite-visible gold vuggy breccia with coarse euhedral quartz grains and well developed vugs;

e) Gently northeast plunging F2 fold overprinting F1A folds and the S1A foliation;

f) Steeply northwest plunging F3 kink-style folds constrained to a set of conjugate kink bands.

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8.0	Deposit Types

The Queensway Project is classified as an orogenic gold deposit, a globally significant deposit type that hosts some of the richest gold systems known (Gardner, 2021). Well-known Canadian examples include the Campbell Mine in the Red Lake District, the Hollinger Mine along the Porcupine-Destor Fault Zone in Timmins, and the Sigma Mine along the Cadillac-Larder Lake Fault Zone in Val-d'Or, Québec.

8.1	Orogenic Gold Deposits

Orogenic gold deposits are understood to be created during continental plate collisions, when pressures and temperatures cause rocks to undergo metamorphism and dehydrate (Goldfarb et al. 1991). Gold-bearing fluids are driven from the rocks and percolate through fissures and cracks. As these fluids migrate upwards, their temperature and pressure drop, causing gold, which is hard to keep in solution, to precipitate, often within quartz veins (Fyfe and Henley 1973; Goldfarb et al. 2015).

Conditions that cause gold to precipitate from fluids can occur deep in the crust, where temperatures and pressures are high, and the rocks are ductile (Figure 8-1). At depths of 20 km or more, metamorphism is described as granulite facies. Orogenic gold deposits can also form closer to the surface, where rocks are brittle and metamorphism is weaker, in the greenschist facies. The brittle or ductile nature of the host rock and the intensity of metamorphism give rise to different styles of gold mineralization in orogenic gold deposits, with different associated minerals (Goldfarb et al. 2015). The style of mineralization observed at Queensway, with arsenic, antimony, and tungsten often being associated with gold, is consistent with greenschist facies metamorphism at depths that are described in the technical literature as being epizonal to mesozonal.

The geological setting and the style of gold mineralization observed at Queensway are similar to those reported for the Meguma Supergroup, in Nova Scotia, Canada (Kontak et al. 1990; Ryan and Smith 1998). As shown in Figure 8-2, NFG has also noted striking similarities between drill core samples from Queensway and core from the Fosterville Mine in the Castlemaine-Bendigo region in Australia (Willman 2007); an orogenic gold deposit with abundant sulphide gold mineralization.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 8-1: Schematic for Orogenic Gold Deposits at Various Depths

CO$_2$ and δ^{18}O rich hot springs
Surface
Hg
prehnite-pumpellyite
Hg-Sb
EPIZONAL
3 km
Au-Sb
Queensway
greenschist
Brittle
Ductile
MESOZONAL
Au-As-Te-W
amphibolite
Au-As
HYPOZONAL
20 km
Deep crustal fault system
granulite
Legend:
Mineralized Zones
Granitoid
Granitoid I
Fault System
Brittle Fault Zone
Ductile Shear Zone

Source: Modified from Goldfarb et al., 2015.

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Schematic for Orogenic Gold Deposits at Various Depths

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 8-2: Comparison of Drill Core Samples from Queensway Drill Hole NFGC-19-01 with Core from the Eagle Zone of the Fosterville Mine, Australia

Source: NFG 2019.

Note. The reference to the Fosterville Mine in Australia is provided for geological comparison purposes only. There is no guarantee that the geological characteristics, mineralization style, or exploration results at the Queensway Project will be similar to those observed at Fosterville. The information presented for Fosterville is not necessarily indicative of the tonnes, grade, or contained metal that may be expected at the Queensway Project.

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9.0	Exploration

An overview of historical exploration on the Property can be found in Section 6.0.

NFG has conducted a variety of ground exploration programs since 2016, including prospecting, geochemical sampling (till, soil, rock and channel; Table 9-1), trenching, geological/structural mapping, geophysical surveys, and satellite imagery. A yearly summary of these activities can be found in the sub-sections that follow, with a map showing the location of all mentioned areas in Figure 9-1 to Figure 9-7.

Table 9-1: Sampling Summary from NFG’s Exploration at the Queensway Property

Year	QWN	QWS	KW	TP	LRB	BP	SP	TMDL	Total
A) Prospecting rock samples
2017	582	171	-	30	-	-	-	-	783
2018	101	368	-	41	-	-	-	-	510
2020	119	1,061	-	4	-	-	-	-	1,184
2021	206	1,589	2	-	164	6	-	-	1,967
2022	52	892	-	2	-	-	-	-	946
2023	1,834	1,215	1	16	-	6	130	340	3,542
2024 (Jan 1 - Nov 1)	38	28	58	-	-	-	1	-	125
2024 (Nov 2 - Dec 31)	1	159	9	-	-	-	-	-	169
2025 (Jan 1 - Jun 30)	11	74	1	-	29	3	6	46	170
Total	2,944	5,557	71	93	193	15	137	386	9,396

B) Till samples
2016	59	-	-	-	-	-	-	-	59
2018	-	584	-	-	-	-	-	-	584
2020	-	602	-	102	-	-	-	-	704
2021	213	93	-	-	103	-	-	-	409
2022	-	77	-	-	-	-	-	-	77
Total	272	1,356	0	102	103	0	0	0	1,833

C) Soil samples
2017	2	-	-	-	-	-	-	-	2
2018	-	756	-	-	-	-	-	-	756
2021	12	376	-	-	-	-	-	-	388
2022	435	9,648	-	-	-	-	-	-	10,083

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Year	QWN	QWS	KW	TP	LRB	BP	SP	TMDL	Total
2023	5,502	9,402	-	-	-	-	-	-	14,904
2024 (Jan 1 - Nov 1)	550	835	-	-	-	-	-	-	1,385
2024 (Nov 2 - Dec 31)	-	309	-	-	-	-	-	-	309
2025 (Jan 1 - Jun 30)	289	1,323	-	-	149	-	-	-	1,761
Total	6,790	22,649	0	0	149	0	0	0	29,588

D) Trench channel samples
2017	122	-	-	-	-	-	-	-	122
2018	51	-	-	-	-	-	-	-	51
2020	54	-	-	-	-	-	-	-	54
2021	-	52	-	-	-	-	-	-	52
2022	-	156	-	-	-	-	-	-	156
2023	-	333	-	-	-	-	-	-	333
2024 (Jan 1 - Nov 1)	2,641	1	-	-	-	-	-	-	2,642
2025 (Jan 1 - Jun 30)	1,103	-	-	-	-	-	-	-	1,103
Total	3,971	542	0	0	0	0	0	0	4,513
Note. QWN - Queensway North, QWS - Queensway South, TP - Twin Ponds, LRB - Little Rocky Brook, BP - Bellman’s Pond, TMDL - Ten Mile-Duder Lake.
9.1	New Found Gold Exploration Overview - Surface Exploration

Since 2016, surface exploration completed by NFG on the Property has included regional prospecting, till sampling, trenching, soil and rock sampling, and geological and structural mapping. Figure 9-1 to Figure 9-7 show the sampling locations and results.

In 2016, the Company carried out a detailed till sampling program along a portion of the JBPFZ in QWN. This program led to the discovery of the 1744 prospect following analysis of a single till sample containing 1,744 grains of gold.

Exploration efforts in 2017 included a regional prospecting and trenching program to follow up on the till sampling results from the previous year, which resulted in further definition of the 1744 and Glass prospects. Additional prospecting efforts were also undertaken in Twin Ponds and QWS (Figure 9-1 and Figure 9-2). Several areas of anomalous gold were discovered in QWS, including near Pine Tree Hill and Jumbo Brook, with one area near Twin Ponds in QWN.

Trenching along the JBPFZ in QWN throughout 2017 included 24 trenches across the following four areas, H-Pond, Quartz Pond, west of Joe Batt’s Pond and an area south of the TCH, of which only 14 reached bedrock (Figure 9-7). Initial soil sampling conducted in 2017 was very limited and only had two samples collected in the Joe Batt’s Pond area in QWN.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

In 2018, exploration work included continued regional prospecting and trenching along the JBPFZ in QWN, Twin Ponds and QWS, as well as a regional till and targeted soil sampling program in QWS. Prospecting endeavours in QWS resulted in validating historical gold occurrences while identifying new gold occurrences near the Narrows, Larsen’s Falls, Pauls Pond, Eastern Pond and Greenwood Pond areas, as well as the western and southern shorelines of Gander Lake (Figure 9-2). The two targeted soil grids in QWS were completed over the Jumbo Brook and Yellow Fox Brook areas. Twelve additional trenches, all of which reached bedrock, were completed in similar areas along the QWN segment of the JBPFZ as the previous year.

Limited exploration was completed in 2019 while a project-wide data review was being conducted in preparation for NFG’s first drilling program.

Exploration work in 2020 included a detailed till sampling program in conjunction with regional prospecting at both QWS and Twin Ponds, resampling and mapping historical gold showings around Greenwood Pond and Pauls Pond in QWS, regional geological/structural mapping in QWS, and one trench near Eastern Pond. Prospecting alongside high-density till sampling programs in QWS were focused on covering regions of limited exploration including areas around Hunt’s Cove and Joe’s Feeder, Eastern Pond, Pine Tree Hill, Larsen’s Falls, and near Great Gull River. This work identified the Eastern Pond target, a region comprised of two areas where till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains in association with several sub-crop grab samples grading up to 15.0 g/t Au (Figure 9-2 and Figure 9-4).

Exploration in 2020 along the AFZ in QWN included a trenching and concurrent geological/structural mapping program. This trenching program saw 16 completed trenches, where half were dug at historical gold showings (Trench 36, Road, Little, and Hornet), and only 13 reached bedrock. Channel and grab samples taken from these trenches validated mineralization at the historical Trench 36, Little and Road showings, and led to the discovery of the Golden Joint HW (formerly EllieAnna) gold showing.

In 2021, continued prospecting occurred along underexplored segments of the AFZ and JBPFZ in QWN, and was also carried out on the Little Rocky Brook and Bellman’s Pond licences. Till sampling also continued along the northern segment of the JBPFZ in QWN, with an additional grid covering the Little Rocky Brook area. One targeted soil grid was completed over the Cokes zone in QWN to test for an alteration signature in the soil, similar to that observed in drill core and grab samples using hyperspectral technologies (HALO; Section 7.2.4). Exploration in QWS over 2021 included similar regional prospecting of underexplored areas near the southern extent of the Property, till sampling, a single soil grid along the banks of Eastern Pond Brook, and the completion of 16 trenches. Of the 16 trenches, only 11 reached bedrock and were dug south of Joe’s Feeder, Greenwood Pond, Camp Zone, Devils Pond South, north of Eastern Pond and near Eastern Pond Brook. Till sampling concluded in early 2021 as an extension of the QWS 2020 soil sampling program in Hunt’s Cove, Joe’s Feeder, the Narrows, Larsen’s Falls, Pine Tree Hill, Eastern Pond, and Great Gull River.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Exploration work in 2022 at QWS included detailed prospecting and soil surveys over several areas, a regional till survey alongside prospecting of the Narrows, and trenching in conjunction with detailed geological/structural mapping of those trenched exposures. Prospecting efforts were focused around known gold occurrences near Pauls Pond and Greenwood Pond as well as continued exploration around the Camp Zone and Devils Pond South in the Bernards Pond area, Transmission Line, and Joe’s Feeder. Seven regional soil grids were completed in QWS at Joe’s Feeder, Transmission Line, Pauls Pond, Greenwood Pond, and Eastern Pond. Further trenching in QWS was conducted at Transmission Line, Greenwood Pond, Bernards Pond, and Pine Tree Hill areas, with a total of 16 trenches, where only nine reached bedrock. This trenching program led to the discovery of the Devils Pond South and Devils Trench gold showings. The culmination of several years of surface sampling at QWS, and in the Pauls Pond and Greenwood regions specifically, identified several targets with elevated gold in the surficial environment. This, paired with trenching, formed the target basis for the first drill program which commenced in late summer 2022. Additional exploration in QWN included a detailed geological/structural map of the northern shorelines of Gander Lake.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-1: Locations of Rock Samples Collected from NFG’s Prospecting Programs

A
B
N
Legend:
City/Town
Waterbodies
Grab Sample Year
2017
2018
2020
2021
2022
2023
2024
2025
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Gander
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
Kilometres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Locations of Rock Samples Collected from NFG's Prospecting Programs

Source: APEX 2025.

9-5

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-2: Surface Rock Samples with Gold Grades Greater than 0.5 ppm Au

A
B
Legend:
City/Town
Waterbodies
Rock Sample: Au ppm
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
10.0 - 100.0
>100.0
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Outflow
King's Point
Jasperoid
JBPFZ North
Gander
AFZ North
Hunts Cove
Kilometres
Jasperoid
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: APEX 2025.

9-6

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-3: Location of Glacial Till Samples at the Queensway Property

A
B
N
650000
665000
680000
5465000
5450000
5435000
5420000
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
0 5 10
Kilometres
620000
640000
660000
5420000
5400000
5380000
5360000
Appleton
Jasperoid
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
0 8 16
Kilometres
Legend:
City/Town
Waterbodies
Till Sample Year
2022
2021
2020
2018
2016
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Location of Glacial Till Samples at the Queensway Property

Source: APEX 2025.

9-7

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-4: Till Samples with Gold Grades above 1 ppm Au

A
B
Legend:
City/Town
Waterbodies
Till: Au ppm
1.00 - 2.00
2.01 - 5.00
5.01 - 10.00
10.01 - 20.00
20.01 - 30.00
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Outflow
JBPFZ North
Gander
King's Point
Jasperoid
AFZ North
Hunts Cove
Jasperoid
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Transmission Line
Bernard's Pond
Greenwood
Dead Wolf Brook
Pine Tree Hill
Southwest Gander River
Jumbo Brook
Larsen's Falls
Eastern Pond
Golden Elbow
Eastern Pond Brook
Great Gull River
Kilometres
650000
665000
680000
620000
640000
660000
5465000
5450000
5435000
5420000
5400000
5380000
5360000
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Till Samples with Gold Grades above 1 ppm Au

Source: APEX 2025.

9-8

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-5: Locations of Soil Samples

A
B
Legend:
City/Town
Waterbodies
Soil Sample Year
2017
2018
2021
2022
2023
2024
2025
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Transmission Line
Bernard's Pond
Dead Wolf Brook
Greenwood
Pine Tree Hill
Jumbo Brook
Southwest Gander River
Eastern Pond
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
Kilometres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Locations of Soil Samples

Source: APEX 2025.

9-9

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-6: Soil Sample Gold Assay Results

A
B
Legend:
City/Town
Waterbodies
Soil Sample: Au ppm
<0.100
0.101 - 0.500
>0.500
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Hunts Cove
Gander
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
Kilmetres
Kilometres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Soil Sample Gold Assay Results

Source: APEX 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-7: Location of Trenches at the Queensway Property

A
B
Legend:
City/Town
Waterbodies
NFG Trenches by Year
2017
2018
2020
2021
2022
2023
2024
2025
Mineral Licence Block
Ten Mile - Dudor Lake
Bellman's Pond
Little Rock Brook
Twin Ponds
Queensway North
Queensway South
Ten Mile Lake
Bellman's Pond
South Pond
Little Rocky Brook
Fourth Pond
Twin Ponds
GRUB Line North
Appleton
Gander
Outflow
King's Point
Jasperoid
JBPFZ North
AFZ North
Keats Main Trench
Hunts Cove
Joe's Feeder
Hunts Cove
King's Point
Narrows
Paul's Pond
Birch Pond
Bernard's Pond
Greenwood
Pine Tree Hill
Jumbo Brook
Eastern Pond
Transmission Line
Dead Wolf Brook
Southwest Gander River
Larsen's Falls
Golden Elbow
Eastern Pond Brook
Great Gull River
Kilometres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Location of Trenches at the Queensway Property

Source: APEX 2025.

9-11

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

In 2023, NFG conducted regional and targeted prospecting over newly acquired licences (Fourth Pond, Twin Ponds, and Ten Mile Lake areas as part of the VOA Option), and underexplored areas in QWN, including the GRUB Line to the east, King’s Point, the Outflow, and the historical Jasperoid gold occurrence. Detailed soil surveys and regional trenching were also completed over the northern extent of the AFZ in the Fourth Pond area.

During August to November 2023, NFG undertook a major excavation effort at the Keats trench where the Company removed overburden to expose a 200 m long by 70 m wide area that roughly corresponds to the known surface expression of the high grade segment of the KBFZ (Figure 9-8). Prior to the Keats trench, the Keats Zone had only been observed through drill core and modelled in three dimensions (3D), forming the basis of the Company’s geological model. The trench exposure validated the geological and structural models and provided insights into the geometry and controls on high grade mineralization. The trench data, including channel samples, trench mapping, and diamond drilling results, was used to refine the 3D mineralization interpretation and has been incorporated into the Mineral Resource estimate.

Additional areas that underwent geological/structural mapping in QWN include the King’s Point-Outflow regions along the AFZ, and the region from Logan-Lachlan south to the north shore of Gander Lake along the JBPFZ.

Other exploration activities completed in 2023 include targeted prospecting in QWS, covering the remote and underexplored areas of Golden Elbow and Dead Wolf Brook, soil surveys around Pauls Pond, Dead Wolf Brook and Bernards Pond, and trenching with accompanied geological/structural mapping in various areas in QWS. Forty-four trenches were attempted in different areas of QWS including the Narrows, Transmission Line, Pauls Pond, SW Gander River, Greenwood Pond, Bernards Pond area, and an area east of Eastern Pond, with 36 encountering bedrock. This exploration work led to the discovery of several new areas of gold mineralization in QWS, particularly in the Narrows area (Mars gold prospect), Transmission Line (Potato Patch), Pauls Pond area (Big Bear Trend), and Greenwood Pond and Bernards Pond regions which were subsequently tested by drilling (Figure 7-10).

Soil surveys continued into 2024, covering portions of the GRUB Line in QWN, the completion of the soil survey around the Transmission Line area of QWS that began in late 2023, and detailed sampling at the Joe’s Feeder prospect. Additional activities included prospecting in QWN and QWS, with a focus on newly acquired claims from Sky Gold and LabGold, channel sampling the Keats Trench, and trenching and mapping the Iceberg prospect. Iceberg trenching exposed another high grade segment of the KBFZ producing a bedrock surface exposure that is 220 m long by 105 m wide. Subsequent to the Iceberg trenching program, in late 2024, trenching activities commenced at the Lotto zone.

From January 2025 to the effective date of this report (June 30, 2025), field programs for the first half of the year consisted of soil sampling and prospecting near the Outflow on the west side of Gander River, and along the western side of the Little Rocky Brook mineral licence at the north end of the JBPFZ. Prospecting activities also continued near South Pond, Ten Mile Lake and Dropkick at QWN, in addition to Hunts Cove, Joe’s Feeder and Careless Cove regions at QWS. In early May 2025, dewatering of the Iceberg trench commenced, and by late May the channel sampling program was underway consisting of a 7.5 m spaced grid across the main mineralized domain. The results of this program are pending but once received, will be used to inform the geological and resource model for the Iceberg zone.

The SLR QP has reviewed the trench channel sampling procedures and considers them to be consistent with industry standards. Channel sample data from only the Keats Trench was used alongside diamond drilling results to refine geological and mineralization models. The QP considers these samples to be representative of near-surface mineralization, with no material bias that would affect the reliability of the Mineral Resource estimate.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Other surface sampling methods, including till, soil, and rock samples, were used to help guide exploration efforts but were not incorporated into the Mineral Resource estimate.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-8: Keats Phase 1 Trench Plan View Map with Location of Visible Gold Mineralization in the East-West Vein

N
KEATS WEST
ICEBERG
COKES
APPLETON FAULT ZONE
KEATS-BASE LINE FAULT ZONE
KEATS
0 50 100
Metres
Legend:
Fault / Vein (Inferred)
Mineralized Structure & Vein Fill
Overburden Berm
Overburden
Bedrock
KBFZ Footprint
Channel Sample- Phase 1 - Au (g/t)
0.25 - 0.5
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
10.0 - 100.0
100.0 - 1808.0
Contours - Au (g/t)
0.25
1.0
3.0
10.0
25m
100m
0 10 20
Metres
Keats Trench:
E-W Veins
Mineralized Vein
Strong Visible Gold Mineralization
N
0 10 20
Metres
KBFZ
KM-24-01-17
33.6 g/t Au / 11.62m
KM-24-01-17
3.77 g/t Au / 14.07m
KEATS MAIN
EQUINOX UPPER
KM-24-01-18
38.9 g/t Au / 16.60 m
EW 4
EW 3X
KM-24-01-17
19.0 g/t Au / 5.67 m
KM-24-01-16
10.4 g/t Au / 13.70m
EW 3
KM-24-01-17
300 g/t Au / 5.10m
KM-24-01-12
215 g/t Au / 5.21m
KEATS MAIN
EAST-WEST (EW)
KM-24-01-16
13.4 g/t Au / 26.59m
PENUMBRA
KM-24-01-15
9.73 g/t Au / 2.25m
SLR
KM-24-01-11
35.6 g/t Au / 2.67m
KM-24-01-13
27.7 g/t Au / 6.55m
KCV2
KM-24-01-11
26.2 g/t Au / 2.56m
KM-24-01-11
10.9 g/t Au / 2.05m
KBFZ
KCV
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Keats Trench Plan View Map with Location of Visible Gold Mineralization in the East-West Vein

Source: NFG 2023b.

9-14

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

9.1.1	Till and Soil Sampling Methodology

Till and soil sampling methodology is described in Section 11.0.

9.1.2	Channel Sampling Methodology

Once the trench was prepared, systematic channel sampling was conducted to provide a continuous and representative dataset for evaluating gold mineralization across the exposed rock surfaces. Channel sampling followed standard operating procedures and was designed to mimic the sampling integrity of diamond drill core.

Trenched exposures were sampled either by collecting grab samples or by cutting linear channels of rock using a rock saw. Channel sampling is preferred over grab sampling as it provides a more representative measure of gold mineralization across an exposure rather than from isolated points. This method allows for the determination of gold grades over a defined length of rock, offering a critical metric for evaluating the economic potential of a mineralized system and informing decisions on further exploration, including diamond drilling. The process included:

1	Line Placement and Marking:
a)	Channel samples were treated as pseudo drill holes and recorded in the assay database following industry standards.
b)	In areas where mineralization was suspected to be continuous, systematic sample coverage was achieved at predetermined spacing, with channel lines designed using GIS software and marked in the field by surveyors.
c)	In reconnaissance sampling scenarios, where mineralization controls were uncertain, geologists identified optimal sampling locations based on field observations.
2	Interval Selection and Sample Cutting:
a)	Sample intervals were determined based on lithological, structural, and mineralization boundaries, following vein logging and sampling procedures.
b)	Nominal sample lengths ranged between 30 cm and 100 cm, with samples cut using a high-powered rock saw.
c)	Two parallel cuts approximately 5 cm apart and 6-8 cm deep were made, with perpendicular cuts defining the start and end of each sample.
3	Sample Collection and Logging:
a)	Samples were carefully extracted from the trench, logged in real time using field tablets, and recorded in the database.
b)	Logging included lithology, vein domain, mineralization characteristics, alteration, and structural measurements.
c)	Channel IDs were assigned using a structured naming convention (e.g., KM-24-01-10 for Prospect-Year-Trench-Channel).
4	Surveying and Georeferencing:
a)	The start and end points of each sample were surveyed using RTK GPS to capture Easting, Northing, Elevation, Azimuth, and Dip.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

b)	These coordinates were converted to a structured survey file to facilitate integration with resource modelling software.
c)	Midpoint survey data were used to improve alignment between channel samples and three-dimensional geological models.
9.2	New Found Gold Exploration Overview - Geophysical Surveys

In addition to the geological and geochemical exploration summarized in the previous section, from 2017 to the effective date of this report, NFG has conducted numerous large-scale ground and airborne geophysical surveys across various sections of the Property, a 3D seismic survey in QWN, and high-resolution Satellite Imagery and Digital Elevation Models (DEM) (Figure 9-9).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-9: Type, Location, and Extent of NFG Geophysical Surveys

N
Lewisporte
Botwood
Bishop Falls
Appleton
QWN
QWS
AFZ
JBPFZ
DOG BAY LINE
GRUB LINE
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Type, Location, and Extent of NFG Geophysical Surveys
SLR
Legend:
NFG Geophysics Surveys
Airborne Magnetic and Electromagnetic
Airnborne (Drone) Magnetics and VLF
Airborne Magnetic and Gravity
Airborne Magnetics
Ground Magnetics-VLF
Hydrographic Survey
3D and 2D Seismic
Queensway Project
Major Road
Trans Canada Highway
Au Associated Regional Fault
Regional Fault
Towns
0 4 8 12 16 20
Kilometres

Source: SLR 2025.

9-17

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

9.2.1	Airborne Geophysical Surveys

Since 2017, a number of airborne geophysical surveys have been carried out over the Property by various geophysics contractors on behalf of Palisade and its successor NFG.

In 2017, CGG Canada Services Ltd. (CGG) conducted a HELITEM electromagnetic and magnetic airborne survey on the entirety of the Queensway Project at the time covering approximately 5,312 line-km. Large-scale interpretations included the accurate spatial extents and geometry of the two known major fault zones (through electromagnetic interpretation) and the presence and orientation of various dykes and lithological units newly identified through magnetic data. Deliverables confirmed the general southwest-northeast structural fabric of the Property in conformity with the AFZ and JBPFZ.

In 2020, CGG conducted an airborne HELIFALCON gravity gradiometer and aeromagnetic survey in QWN covering approximately 1,705 line-km. Large changes in the gravity field were consistent with mapped geologic features such as the higher density rocks of the GRUC on the east side of the Queensway area correlating with a clear high gravity signal. Magnetic data from the survey confirmed features previously identified during interpretation of the 2017 CGG survey.

In 2021, CGG conducted a HELITEM2 electromagnetic and magnetic airborne survey of QWN and the newly acquired claims stretching the entire eastern extent of QWS, covering approximately 5,722 line-km (Figure 9-10). Regional fabrics with a general southwest-northeast trend were identified in both the EM and MAG data and support previously interpreted lithological and structural interpretations as well as similar features identified in the 2017 CGG geophysics survey.

Also in 2021, TechnoImaging LLC (TechnoImaging) completed a 3D inversion of 650 line-km of the 2017 HELITEM airborne electromagnetic data and 1,705 line-km of the 2020 HELIFALCON total magnetic intensity and airborne gravity gradiometer data covering the entirety of QWN. This process produced 3D models of conductivity, chargeability, magnetic susceptibility, and density, all of which aided in further correlating the geophysical data with downhole drill results and interpretations.

- In 2022, the School of Ocean Technology of the Marine Institute of Memorial University completed a high-resolution hydrographic survey over portions of Gander Lake. The survey covered a 40 km2 section on the western side of Gander Lake, with an estimated average depth of 200 m (Figure 9-9). Products from the survey included surfaces of topography of the lakebed at 2.0 m, 1.0 m, and 0.5 m resolution. Results showed a highest elevation of -5 m and a lowest elevation of -230 m, giving important context to the geomorphological and geological context of Gander Lake. GoldSpot merged previous survey data including the MAG and EM data (Figure 9-10), produced a geological interpretation of those products and generated prospectivity maps and targets.

In 2023, NFG conducted a geophysical integration study in the Pauls Pond area involving the collection and interpretation of two joint MAG and VLF-EM surveys, one collecting data from the ground and one from a drone. Magnetic host rocks are known in the Pauls Pond-Greenwood area and high-resolution magnetic data is effective at identifying changes in the host rocks and faults. The two surveys purposely overlapped with the aim of interpreting results from both and determining if the generally lower resolution drone survey would provide a sufficient level of detail for exploration purposes. Initially, Simcoe Geoscience Limited conducted a ground MAG and VFL-EM survey along the southeastern shoreline of Pauls Pond covering approximately 49 line-km. Pioneer Exploration Inc. then conducted an airborne magnetics and VLF-EM survey covering the Pauls Pond and surrounding areas using an unmanned aerial drone. Computationally derived filtered products and 3D models were provided from both surveys allowing for a more in-depth joint interpretation of the data. Where the two surveys overlapped, they both highlighted the same major features including a large magnetized lithological unit and various conductive southwest-northeast trending lineation’s stretching the extent of the area thought to be lithological contacts or faults.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

-Also in 2023, Fathom Geophysics completed an in-depth interpretation of the previously collected 2017 CGG airborne MAG and EM data. This interpretation included a property-wide geological interpretation (Figure 9-11) and the suggestion of multiple geophysics-based exploration targets including the Golden Elbow target area to the southeast of Eastern Pond in QWS. Following this interpretation and targeting, TechnoImaging completed a 3D inversion of a 650 line-km section of the Golden Elbow area. Deliverables from this process included 3D models of chargeability, conductivity, and magnetic susceptibility all of which helped to delineate major lithological units and their geometry and physical characteristics.

In 2024, Rosor Exploration completed a drone-based magnetics survey over the Greenwood and Bernards Pond areas, covering approximately 1,470 line-km. The data was transferred to PGW Geophysics where it was merged with the previous two magnetics surveys conducted in the QWS area in 2023. Final deliverables from this survey included various merged computationally derived derivatives of the MAG data and a 3D magnetic susceptibility model created through inversion techniques.

The compilation, interpretation, and modelling of NFG geophysical data and information has enabled the Company to prepare a lithological and structural foundation for the Queensway Property which can assist with current prospect characterization and identifying new target areas for future exploration.

A summary the technical parameters of the airborne and geophysical surveys conducted at the Queensway Property is provided in Table 9-2.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 9-2: Airborne Geophysical Survey Summary

Year	Survey Type	Contractor	Location/ Area	Line- km	Line Spacing	Flight Altitude /Sensor Height	Instrumentation	Survey Purpose	Data Products	Interpretation/ Reprocessing
2017	HELITEM EM + MAG	CGG Canada Services Ltd.	Entire Queensway	5,312 km	200 m Traverse Lines 2,000m Tie Lines	70 m / 35 m	EM: HELITEM35C 35 m diameter loop with MULTIPULSE™ MAG: Scintrex Cesium Vapour (CS-3), mounted in the plane of the transmitter loop	Identify fault zones, dykes, litho units	EM, MAG, structural fabric	None noted
2020	HELIFALCON Gravity + MAG	CGG	Queensway North	1,705 km	100 m Traverse Lines 1,500 m Tie Lines	35 m	Gravity: HeliFALCON™ AGG System MAG: Scintrex CS-3	Map gravity contrasts; confirm 2017 features	Gravity, MAG	None noted
2021	HELITEM2 EM + MAG	CGG	QWN + E QWS	5,722 km	200 m Traverse Lines 2,000 m Tie Lines	86 m / 51 m	EM: HELITEM35C 35 m diameter loop with MULTIPULSE™ MAG: Scintrex Cesium Vapour (CS-3), mounted in the plane of the transmitter loop	Extend structural interpretation	EM, MAG	None noted
2021	3D Inversion	TechnoImaging LLC	QWN	650 km				Generate 3D physical property models	Conductivity, chargeability, MAG susceptibility, density	Inversion of 2017/2020 data
2022	Hydrographic Survey	School of Ocean Tech, Marine Institute	Gander Lake (W side)	40 km2	NA	0m	Kongsberg EM 2040P multibeam echo sounder	Lakebed mapping	Topographic surface maps (0.5 m - 2.0 m resolution)	GoldSpot interpretation

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Year	Survey Type	Contractor	Location/ Area	Line- km	Line Spacing	Flight Altitude /Sensor Height	Instrumentation	Survey Purpose	Data Products	Interpretation/ Reprocessing
2023	MAG + VLF-EM (Ground)	Simcoe Geoscience Ltd.	Pauls Pond	49 km	25 m Traverse Lines	0 m	GSM-19/GSM-19W (Overhauser) Magnetometer systems Combined with VLF-EM	Test litho and structure; drone comparison	Ground MAG, VLF-EM	Joint interpretation
2023	MAG + VLF-EM (Drone)	Pioneer Exploration Inc.	Pauls Pond area	MAG: 334 km VLF: 221 km	50m Traverse Lines 500 m Tie Lines	Mag: 45 m VLF: 55 m	MAG: Gem Systems Canada GSMP-35U potassium vapor sensor VLF: GEM Systems Canada GSM-90AVU UAV VLF	Evaluate drone effectiveness vs ground	Drone MAG, VLF-EM	Joint interpretation
2023	3D Inversion	TechnoImaging	Golden Elbow	650 km				Targeting and structure modelling	3D conductivity, chargeability, MAG susceptibility	Follow-up from Fathom interpretation
2023	Interpretation	Fathom Geophysics	Queensway (2017 MAG/EM)					Regional targeting	Litho + structural interpretation	Exploration targeting
2024	Drone MAG	Rosor Exploration	Greenwood + Bernards Pond	1,470 km	50 m Traverse Lines 500 m Tie Lines	40 m / 35 m	Geometrics MagArrow II UAV magnetometer	Merge with 2023 data; model structure	MAG derivatives + 3D susceptibility model	PGW merged + inverted data

9-21

New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-10: Merged NFG Magnetic Reduced to Pole Data

N
Lewisporte
Botwood
Bishop Falls
Appleton
AFZ
JBPFZ
QWN
DOG BAY LINE
GRUB LINE
QWS
0
10
20
Kilometres
Legend:
Town
Waterbodies
Queensway Project
Major Road
Trans Canada Highway
Au Associated Regional Fault
Regional Fault
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Merged NFG Magnetic Reduced to Pole Data

Source: SLR 2025, modified from GoldSpot 2022.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-11: Lithological and Structural Geophysical Interpretation for the Queensway Property

620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Legend:
Property Boundary
Lithological Interpretation:
Gander Group
Intrusion
Transported Cover
Gander River Ultramafic Complex
Hunts Cove Formation - Lower
Hunts Cove Formation - Upper
Outflow Formation - Package 1
Outflow Formation - Package 2
Outflow Formation - Package 3
Outflow Formation - Package 4
Ten Mile Lake Formation
Badger Group
Mount Peyton Intrusive Suite
Great Bend Complex - Mafic & Ultramafic
Spruce Brook Formation
N
0 10 20
Kilometres
Legend:
Structural Interpretation
NNW Faults
NE Faults - Major
NE Faults - Minor
N Faults - Major
N Faults - Minor
ENE Faults - Major
ENE Faults - Minor
ESE Faults - Major
ESE Faults - Minor
Contact- Major
Contact - Minor
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Lithological and Structural Geophysical Interpretation for the Queensway Property

Source: Fathom Geophysics 2023.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

9.2.2	Seismic Survey

During 2023, NFG initiated a 3D seismic survey covering a 47 km2 block (5.8 km by 8.0 km) along the larger extent of the AFZ and JBPFZ (Figure 9-9). The seismic survey and interpretation were completed by HiSeis of Subiaco, Australia. The survey encompassed the major known mineralized zones including the Keats, Keats West, Iceberg, Golden Joint, and Lotto prospects. -

The 3D seismic technology’s acquisition phase utilized over 20,000 energy source points spaced at 12.5 m intervals along 260 km of source lines, as well as approximately 25,000 geophone receiver stations. Source lines were spaced at 100 m intervals and perpendicular receiver lines were constructed at 100 m interims to optimize resolution from 200 m to 1,000 m in depth, with good resolution intended to penetrate to 3,000 m.

The preliminary 3D cube seismic interpretation outlines structures and geological features to a depth of approximately 2.5 km (NFG 2024e). The structural geology aligns with known drill-defined gold-bearing structures closer to surface and illustrates the potential for additional lineaments that could represent new and untested structures. Preliminary cross-section interpretations, which use pre-stack depth migration and Pseudo Relief, for the Keats and Lotto prospects are presented in Figure 9-12. The figures illustrate the AFZ, the KBFZ, and other more shallowly dipping structures (e.g., Glenwood Shear).

NFG has initiated a deep drilling program and is partly utilizing the seismic data to delineate targets at depth. Evaluation of the seismic data is ongoing, including reprocessing and interpretation to refine and improve the datasets for targeting at depth.

9.2.3	Satellite Imagery and Digital Elevation Models

In 2018, NFG contracted Pacific Geomatics Ltd. to use satellite imagery to create natural and false colour infrared images of the entire Project area with a pixel resolution of 30 cm in QWN and 50 cm in QWS and Twin Ponds.

In 2021, multispectral satellite imagery for the southern portion of QWS was obtained from Digital Globe by Perry Remote Sensing LLC (Perry). The original plan was to acquire multispectral imagery for the entire Project area, however, this was postponed due to cloud cover conditions and the onset of greening of trees and other vegetation in late spring. Perry was able to acquire good multispectral images, at a pixel resolution of 50 cm, over the southern half of QWS and analyzed the data to define alteration mineral assemblages to generate exploration targets.

With respect to digital elevation models (DEM), a by-product of the CGG 2018, 2020, and 2021 geophysical surveys and data acquisition included a digital terrain model for the area covered by the survey. In 2021, RPM Aerial Services performed a helicopter-based light detection and ranging (LiDAR) survey of the QWN area and, at the same time, acquired high resolution digital images.

In 2023, Eagle Mapping Ltd. conducted a property-wide high-resolution airborne LiDAR and imagery survey covering an approximately 2,970 km2 area (Figure 9-13). Deliverables for this survey included precision LiDAR and orthophoto images which aided in regional structural interpretation, geomorphology studies, outcrop identification, and target generation for future prospecting, soil sampling, and drilling.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-12: Preliminary 3D Cube Cross-section Interpretation Using Pre-stack Depth Migration and Pseudo Relief, Looking North

A) Preliminary Keats-Coke prospects 3-D cube cross-section interpretation.

COKES
KEATS
-200m
-400m
-600m
-800m
-1000m
-1200m
GLENWOOD SHEAR
APPLETON FAULT ZONE
APPLETON PARALLEL FAULT
KEATS-BASELINE FAULT ZONE
Defined Shear Zone
Define Au Vein
Interpreted Major Structure
Interpreted Fault

B) Preliminary Lotto-Monte Carlo prospects 3-D cube cross-section interpretation.

MONTE CARLO
LOTTO
-200m
-400m
-600m
-800m
-1000m
-1200m
GLENWOOD SHEAR
APPLETON FAULT ZONE
APPLETON PARALLEL FAULT
Defined Shear Zone
Define Au Vein
Interpreted Major Structure
Interpreted Fault

Source: NFG 2024.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-13: 2023 LiDAR Bare Earth Image over the Queensway Property

620000
640000
660000
680000
N
5460000
5440000
5420000
5400000
5380000
5360000
0
10
20
Kilometres
Legend:
Queensway Project
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

2023 LiDAR Bare Earth Image over the Queensway Property

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

9.3	Exploration Potential

The Project consists of an extensive land package that encompasses over 110 km of strike on the AFZ and JBPFZ that, through continued exploration, have demonstrated a spatial relationship to the known gold discoveries. The extensive glacial cover limits outcrop exposure but since 2016, NFG has made considerable advancements in their ground field activities, utilizing exploration techniques such as soil and till sampling and trenching to identify potential bedrock sources of gold mineralization advancing many targets to the drilling phase.

The majority of the exploration drilling completed to date has been focused on a 5 km (AFZ Core area) long segment of the AFZ and is largely limited to the top 250 m vertical depth. At QWN alone, NFG controls over 22 km of strike along the AFZ. The Queensway Project offers the potential to 1) expand known discoveries at depth within the AFZ Core area, 2) identify new near-surface discoveries along strike of the AFZ Core area, and 3) advance existing targets and identify new targets at QWS and along the JBPFZ (Figure 9-14).

Since November 1, 2024 (the database cutoff date of the March 15, 2025 Mineral Resource estimate), NFG has completed an additional 42,463 m in 192 diamond drill holes and 3,959 m in 78 channels at known zones as well as at several exploration targets. This included follow-up drilling at the recent discovery, Golden Dome, in addition to expansion drilling at both Dome, Dropkick, and Keats Deep (see NFG news releases dated February 11, 2025, February 24, 2025, April 29, 2025, and May 21, 2025) and reconnaissance grid drilling at RABland, south of Dropkick. Some of these drill programs are ongoing and pending assays. Channel sampling includes Phase 2 at Keats (see NFG news release dated December 2, 2024) and Phase 1 at Iceberg which is pending assays.

The early success of these programs have demonstrated the potential for 1) epizonal style gold mineralization to extend to significant depths as seen in the deep drilling at Keats South with significant gold intervals at depths of up to 820 m, and at Golden Dome with high grade mineralization occurring just below the existing Mineral Resource estimate footprint 2) the extension of known gold zones currently tested shallowly, like at Dome, and 3) the potential to both expand known near surface discoveries like at Dropkick and search for new ones like at Pistachio along the 12 km of strike length acquired at AFZ Peripheral (previously Labrador Gold’s Kingsway project).

Drilling in 2025 has also consisted of targeted infill within the pit shells at Keats West, Lotto, Lotto North, K2, Keats and Iceberg. This drilling is ongoing, and several assays are pending while results have been received from the first phase of work at Keats West (see NFG news release dated July 9, 2025).

The majority of the gold mineralization found to date is orogenic and hosted in the Davidsville Group, a sedimentary rock package. As NFG’s exploration programs have expanded, covering new ground, while integrating with historical exploration data, new regions of gold mineralization have been identified in differing lithological and structural settings demonstrating the district potential of the Queensway Project.

Epizonal gold mineralization associated with the AFZ and JBPFZ comprises most of the mineralization found at QWN to date. At QWS, epithermal-style gold mineralization has been identified at Aztec and Mars (Narrows) prospects in addition to epizonal - mesozonal style gold mineralization throughout the Pauls Pond and Greenwood target regions in a variety of host rock settings. Section 7.2.3 provides detailed descriptions of the main mineralization styles at Queensway.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

QWS regional exploration completed from 2020 to present has identified several new areas of gold mineralization with success at advancing a multitude of soil and till anomalies through to discovery by trenching and drilling. These areas include Pauls Pond (Figure 7-3) where soil and grab samples have identified numerous regions of anomalous gold that are spatially associated with the southern extension of the AFZ with mineralization occurring along the 2.5 km long Pauls Pond Trend, the Devils Trend, and at Camp Zone in sediment and volcanic rocks. Two phases of drilling have identified and expanded the Nova and Astronaut zones along the Pauls Pond Trend with visible gold observed in 32 holes across four target areas including the discovery of the Camp Zone. Several targets are untested, and these zones are open along strike and at depth.

Gold mineralization of the Greenwood Pond region, west of Pauls Pond, occurs between the AFZ and the western extent of the Davidsville Group boundary and is associated with a large magnetic anomaly having internal lows, that can be attributed to the presence of mafic volcanic rocks intercalated with felsic volcanics and porphyries. Trenching at Greenwood Pond has exposed gold in quartz veins, extensive alteration, and sulphide minerals hosted both in the felsic and mafic volcanic stratigraphy. The Greenwood region is a high-priority target area and NFG has completed limited drilling to date.

The QP considers the Queensway Project to have strong exploration potential, supported by the scale and continuity of the mineralized system, the number of vein zones defined to date, and the volume of untested ground along key structures. Future exploration efforts should follow a balanced and strategic approach that considers both the cost and potential benefit of near-surface and deeper targets, with an emphasis on the optimization of exploration capital.

Based on the current Mineral Resource Estimate and a review of drill density and geological continuity, the QP recommends prioritizing the following four target types:

1	Infill Drilling of Interpreted Mineralization within the Pit Shell
°	Several mineralized intercepts located within the current open pit shell are not classified due to wide drill spacing. Targeted infill drilling in these areas could convert material to Inferred or Indicated Mineral Resources, increasing confidence and potentially enhancing project economics. Priority zones include Monte Carlo, K2 and Jackpot.
2	Near-Surface Resource Expansion
°	There is significant potential to discover additional near-surface mineralized zones along the Appleton Fault Zone (AFZ) and the JBP Fault Zone (JBPFZ). Several areas remain underexplored and may host new vein systems that could add to the shallow Mineral Resource base. Priority areas include Dropkick and Pistachio (Figure 9-15).
3	Down-Dip and Along-Strike Extensions of Underground Panels
°	Several underground reporting panels remain open and lightly tested at depth and along strike. In some cases, mineralization has been intersected but lacks sufficient drilling to meet classification thresholds. Additional drilling in these areas could extend the current underground Mineral Resource. Priority zones include Keats South, Jackpot, K2, Monte Carlo, and Golden Dome (Figure 9-14).
4	Deep Resource Expansion within the AFZ Core
°	There is also potential to define additional mineralized zones at depth in the AFZ Core area (e.g., Keats - AFZ Deep). Several high grade gold intercepts have been returned from deeper drilling but remain too widely spaced to support mineralized wireframe interpretations. Notable previously disclosed intercepts include:

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

•	NFGC-22-914: 5.75 m at 7.85 g/t Au from 578.25 m
•	NFGC-24-2135: 4.85 m at 13.68 g/t Au from 561.65 m, including 1.5 m at 40.56 g/t Au
•	NFGC-23-1304: 2.15 m at 12.01 g/t Au from 829.85 m, including 0.6 m at 41.97 g/t Au
°	These intercepts define a target zone approximately 200 m in strike length and 200 m in vertical extent, located approximately 400 m below surface (Figure 9-14).

Although all four target types are considered prospective, SLR encourages New Found Gold to continue assessing the cost-effectiveness of each target.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-14: QWN AFZ East Long Section with Drilling Highlights Currently Excluded from the Mineral Resource Estimate

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 9-15: QWN AFZ 3D Inclined View with Modelled Au Mineralization and Drilling Highlights Currently Excluded from the Mineral Resource Estimate

Legend:
Queensway Property Boundary
Modeled Au Vein/Au Fault
Modeled Regional Fault Zone
Regional Fault Zone Projection
Notable DDH Assay (Insufficient Drilling at MRE Date)
13 KM PROSPECTIVE STRIKE(AFZ PERIPHERAL)
APPLETON FAULT ZONE
26.2 g/t Au / 16.20m
89.5 g/t Au / 5.85m
DROPKICK
105 g/t Au / 2.10m
10.4 g/t Au / 4.45m
PISTACHIO
~100,000m DDH
JBP FAULT ZONE
5.4 KM AFZ Core
KEATS
~600,000m DDH
N
0
2
4
Kilometres
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

10.0	Drilling
10.1	Introduction

As of the resource database closure date of November 1, 2024 for this report, a total of 723,377 m in 3,224 drill holes and trenches has been completed on the Project by NFG and previous operators. Of this, NFG has completed 586,044 m in 2,410 holes and 1,652 m in 27 channels since 2019. Table 10-1 provides a complete summary of these drilling programs and Figure 10-1 to Figure 10-6 illustrate the drill hole locations. The intent of this section is to describe the drilling procedures and core sampling conducted by NFG and summarize the extent to which drilling has been performed. The number of holes and total length included in Table 10-1 includes holes that were not completed or were abandoned part way through, but does not include holes drilled by previous operators that are located outside of the current property boundaries. Drill holes that were abandoned or were in-progress at the time the database was closed were omitted from the resource database (see Section 14.2 for information about the resource database). Excluding holes outside of the property and those that were incomplete, results in a total of 3,214 “on-property” holes.

In 2020, NFG completed 67 drill holes for a total of 13,593 m that expanded the Keats Zone and led to the discovery of Lotto and Golden Joint zones.

In 2021, the Company completed an additional 430 drill holes totalling 118,160 m largely focused on expanding Keats, Golden Joint, Lotto, 1744, and Pocket Pond zones.

In 2022, a total of 187,427 m was completed in 676 holes that led to the discoveries of Keats North, Keats West, Lotto North and further expanded Keats, Golden Joint, and Lotto zones in addition to continued systematic testing along the AFZ. The Company also completed a regional diamond drilling program designed to test high-priority targets at both Twin Ponds and QWS projects; both programs were the first phase of drilling completed by the Company. The QWS program targeted an area 50 km south of the Keats Zone with a high concentration of gold anomalies surrounding the southern extension of the AFZ. This program generated encouraging results with 27 holes returning gold mineralization and 10 holes across four targets containing visible gold. The exploration drilling program was designed to test a variety of targets in and around Pauls Pond, Goose, Eastern Pond, and Greenwood #2 prospects and resulted in the discovery of the Pauls Pond and Devils Pond trends.

In 2023, a total of 195,200 m was completed in 1,006 holes that led to several discoveries including Iceberg, Iceberg East, K2, Monte Carlo, Jackpot, and Honeypot. Drilling rapidly expanded on these new discoveries, in addition to extending Keats West, Golden Joint, and Keats. Notably the strike length of the KBFZ was extended to 1.9 km with the addition of Iceberg and Iceberg East discoveries. Regional exploration programs included the completion of a first pass drilling program on the newly optioned VOA ground that covers the northern extension of the AFZ testing 10 target areas. This program identified multiple areas with anomalous gold for follow-up drilling. A second phase of drilling at QWS was also completed, wrapping up in early 2024, and included follow-up work at the Pauls Pond Trend in addition to testing a number of new target areas. This program successfully expanded mineralization at Astronaut and Nova in the Pauls Pond area to depth and identified a new zone near Bernards Pond named “Camp Zone”.

In 2024, up until the resource database closure date of November 1, 2024, a total of 69,679 m in 221 holes was drilled and 1,652 m of channel sampling was completed. The drilling focused on expansion and further definition of K2, Jackpot, and Honeypot zones. In addition, it tested deep targets as part of a deep drilling program following the completion of the 3D seismic data interpretation which generated several deep targets. Deep drilling discovered several regions of epizonal gold mineralization well below the currently defined footprint of the gold system at QWN along the AFZ. After the acquisition of the Kingsway Project from LabGold, which adjoins the AFZ Core block along the AFZ, the Company initiated its first drilling program with early success expanding mineralization near Big Vein at the Pistachio Zone. The area is now referred to as AFZ Peripheral. This drilling by NFG was in addition to the 502 holes totalling 100,582 m previously completed by LabGold. All available drill holes, including those from LabGold, were used to support the Mineral Resource Estimate for the AFZ Peripheral as of the resource database cut-off date.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Since November 1, 2024 (the database cutoff date of the March 15, 2025 Mineral Resource estimate), NFG has completed an additional 42,463 m in 192 diamond drill holes and 3,959 m in 78 channels at known zones as well as at several exploration targets. The results of these programs will inform future geological model and mineral resource updates.

A general summary of mineralization styles of the NFG gold prospects associated with the 2019-2024 drill programs is presented in Section 7.2.4, Mineralization.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 10-1: Summary of Drilling on the Queensway Project as of November 1, 2024

A) AFZ Core

Company	Historical (1987-2012)		2019		2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	4	585	67	13,593	359	99,978	621	173,287	931	177,373	176	57,924	2,158	522,740
Altius Resources Inc	8	1,037	-	-	-	-	-	-	-	-	-	-	-	-	8	1,037
Candente Resources Corp	5	665	-	-	-	-	-	-	-	-	-	-	-	-	5	665
Gander River Minerals	13	1,357	-	-	-	-	-	-	-	-	-	-	-	-	13	1,357
Manor Resources Inc	3	204	-	-	-	-	-	-	-	-	-	-	-	-	3	204
Noranda Exploration Company Ltd	24	2,039	-	-	-	-	-	-	-	-	-	-	-	-	24	2,039
Paragon Minerals Corp	6	625	-	-	-	-	-	-	-	-	-	-	-	-	6	625
Rubicon Minerals Corp	15	1,725	-	-	-	-	-	-	-	-	-	-	-	-	15	1,725
Sky Gold Corp	-	-	-	-	7	1,308	12	2,044	-	-	-	-	-	-	19	3,352
Soldi Ventures	23	2,776	-	-	-	-	-	-	-	-	-	-	-	-	23	2,776
United Carina Resources	38	3,652	-	-	-	-	-	-	-	-	-	-	-	-	38	3,652
VVC Exploration	18	1,486	-	-	-	-	-	-	-	-	-	-	-	-	18	1,486
Total	153	15,566	4	585	74	14,901	371	102,022	621	173,287	931	177,373	176	57,924	2,330	541,659

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

B) AFZ Peripheral

Company	2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	-	-	-	-	-	-	25	7,928	25	7,928
Labrador Gold Corp.	26	1,670	218	30,895	128	37,671	124	29,812	6	534	502	100,582
Total	26	1,670	218	30,895	128	37,671	124	29,812	31	8,462	527	108,511

C) JBP

Company	Historical (2004-2008)		2019		2020		2021		2022		2023		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	6	1,400	-	-	71	18,182	15	5,376	12	3,162	104	28,120
Paragon Minerals Corp	27	5,057	-	-	-	-	-	-	-	-	-	-	27	5,057
Rubicon Minerals Corp	27	4,822	-	-	-	-	-	-	-	-	-	-	27	4,822
Total	54	9,879	6	1,400	-	-	71	18,182	15	5,376	12	3,162	158	37,999

D) QWS

Company	Historical (1955-2005)		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	33	7,255	37	8,379	19	3,425	89	19,059
Bison Petroleum & Minerals Ltd	6	832	-	-	-	-	-	-	6	832
Candente Resources Corp	4	766	-	-	-	-	-	-	4	766
Crosshair Exploration & Mining	6	616	-	-	-	-	-	-	6	616
Falconbridge Ltd	12	1,019	-	-	-	-	-	-	12	1,019
Hudson’s Bay Oil & Gas Company Limited	7	392	-	-	-	-	-	-	7	392
NALCO	9	1,224	-	-	-	-	-	-	9	1,224
Noranda Exploration Company Ltd	10	853	-	-	-	-	-	-	10	853
Total	54	5,702	33	7,255	37	8,379	19	3,425	143	24,761

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

E) VOA

Company	Historical (1991)		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	26	6,285	1	402	27	6,687
Gander River Minerals	5	600	-	-	-	-	5	600
Total	5	600	26	6,285	1	402	32	7,287

F) Twin Ponds

Company	2022		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	7	1,509	7	1,509
Total	7	1,509	7	1,509

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

G) Queensway North Trenching

Company	2024		Total
	No. of Channels	Length (m)	No. of Channels	Length (m)
New Found Gold Corp.	27	1,652	27	1,652
Total	27	1,652	27	1,652

H) Queensway Project Total

Company	Historical (1987-2012)		2019		2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	10	1,985	67	13,593	430	118,160	676	187,427	1,006	195,200	248	71,331	2,437	587,696
Labrador Gold Corp.	-	-	-	-	26	1,670	218	30,895	128	37,671	124	29,812	6	534	502	100,582
Historical Companies	266	31,747	-	-	7	1,308	12	2,044	-	-	-	-	-	-	285	35,099
Total	266	31,747	10	1,985	100	16,572	660	151,098	804	225,098	1,130	225,012	254	71,865	3,224	723,377

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 10-1: Drill Collar Locations from NFG and Previous Operator Drilling Programs Completed at the Queensway Property (November 1, 2024)

N
Legend:
DDH Trace
Waterbodies
VOA
Queensway Project
Au Associated Regional Fault Zone
Trans Canada Highway
10.6
10.3
10.4
10.2
10.5
APPLETON
JBFZ
DOG BAY LINE
GRUB LINE
AFZ
Legend:
DDH Collar (Company)
Altius Resources Inc.
Candente Resources Corp.
Crosshair Exploration & Mining
Falconbrigde Ltd.
Gander River Minerals
Hudsons Bay Oil & gas Company Limited
Labrador Gold Corp.
Manor Resources Inc.
NALCO
Noranda Exploration Company Ltd.
Paragon Minerals Corp.
Rubicon Minerals Corp.
Sky Gold Corp.
Soldi Ventures
VVC Exploration
United Carine Resources
Bison Petroleum & minerals Ltd.
NFGC
SLR
0 500 1000
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Drill Collar Locations from NFG and Previous Operator Drilling Programs Completed at the Queensway Property

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 10-2: Drill Holes at AFZ Core, Appleton Fault Zone (November 1, 2024)

N
GLENWOOD SHEAR ZONE
K2
Glenwood
Appleton
LOTTO
KEATS WEST
KEATS-BASELINE FAULT ZONE
ICEBERG
KEATS
BULLET
APPLETON FAULT ZONE
Legend:
DDH Collar (Company)
Candente Resources Corp.
Gander River Minerals
Noranda Exploration Company Ltd.
Paragon Minerals Corp
Rubicon Minerals Corp.
Soldi Ventures
VVC Exploration
United Carina Resources
NFGC
DDH Trace
Towns
QW Property Boundary
KBFZ East Shear
Trans Canada Highway
Waterbodies
0
500
1000
Metres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Drill Holes at AFZ Core, Appleton Fault Zone

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 10-3: Drill Holes at AFZ Peripheral and VOA (Queensway North), Appleton Fault Zone (November 1, 2024)

N
APPLETON FAULT ZONE
DROPKICK
BIG VEIN
GOLDEN GLOVE
Legend:
DDH Collar (Company)
Gander River Minerals
Paragon Minerals Corp
Rubicon Minerals Corp.
Labrador Gold Corp.
NFGC
DDH Trace
Towns
VOA
Queensway Project
Shear Zone
Waterbodies
0
1
2
Kilometres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Drill Holes at AFZ Peripheral and VOA (Queensway North), Appleton Fault Zone

Source: NFG 2025.

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Figure 10-4: Drill Holes at Queensway North, JBP Fault Zone (November 1, 2024)

N
JBP FAULT ZONE
1744
POCKET POND
Legend:
DDH Collar (Company)
Paragon Minerals Corp
Rubicon Minerals Corp.
NFGC
DDH Trace
Towns
VOA
Shear Zone
Trans Canada Highway
Waterbodies
0
1
2
Kilometres
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Ddrill Holes at Queensway North, JBP Fault Zone

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 10-5: Drill Holes at Queensway South (November 1, 2024)

N
MARS
DOG BAY LINE
PAULS POND
APPLETON FAULT ZONE
EASTERN POND
JBP FAULT ZONE
GRUB LINE
Legend:
DDH Collar (Company)
Candente Resources Corp.
Crosshair Exploration & Mining
Falconbridge Ltd.
Hudsons Bat Oil & Gas Company Ltd.
NALCO
Noranda Exploration Company Ltd.
Bison Petroleum & Minerals Ltd.
United Carina Resources
NFGC
DDH Trace
Au Associated Regional Fault Zone
Regional Fault Zone
Queensway Project
Road
Waterbodies
0
5
10
Kilometres

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Drill Holes at Queensway South

Source: NFG 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 10-6: Drill Holes at Twin Ponds (November 1, 2024)

N
Twin Ponds
Legend:
DDH Collar (Company)
NFGC
DDH Trace
VOA
Queensway Project
Au Associated Regional Fault Zone
Trans Canada Highway
Road
Waterbodies
0
2
4
Kilometres
DOG BAY LINE
Glenwood
Appleton

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Drill Holes at Twin Ponds

Source: NFG 2025.

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10.2	Drilling Procedures and Core Sampling
10.2.1	Drilling Programs, Contractors, Drill Rig Types and Drilling Methods

In 2019, NFG began its QWN drilling program, commissioning New Valley Drilling Co. (New Valley) of Springdale, NL. The initial program utilized one skid-mounted EF-50 drill rig. In 2020, NFG added an additional three drill rigs from New Valley which included another skid-mounted EF-50, A5, and a track-mounted CS-1000 (which was later replaced, in 2022, by a skid-mounted Duralite 1800). New Valley concluded drilling in early 2024.

In February 2021, NFG commissioned Rally Drilling Services Inc. (Rally Drilling) of Sussex, NB to conduct drilling at QWN, in conjunction with New Valley. Initially, Rally Drilling utilized skid-mounted Marcotte HTM 2500, Boyles B20, EF-50, CS-1000, CS-1400, and U6 drill rigs. In 2022, a barge-mounted HTM 2500 drill rig was implemented by NFG, to test the top portion of the Golden Joint prospect beneath North Hermans Pond, and a portion of the Keats prospect beneath South Hermans Pond. The barge drilling program concluded in October of 2023.

In 2022, NFG commissioned Rock Valley Drilling to conduct the regional QWS drilling program. The initial program utilized one skid-mounted Duralite 1800 drill rig. In 2023, the same drill was converted into a helicopter (NL Helicopters Ltd.) supported drill rig, for 12 holes in QWS and six holes on the VOA Option claims. From 2019 to 2023, all drill rigs on the Property were equipped to drill HQ-diameter core.

In 2024, NFG employed Tech Directional, a division of IMDEX, to implement a directional drilling program, using a DeviDrill. Applying directional drilling technology to the program optimized operations by increasing efficiency and accuracy for intersecting deep targets and allowing deviation from one main drill hole to intersect multiple targets. In 2024, NFG also began drilling NQ-diameter size core, specifically, for deep drill hole targets exceeding 800 m to 1,000 m and during directional drilling operations. This was facilitated to reduce strain and hydrostatic pressure on the drill string and allow for more flexibility during directional drilling.

10.2.2	Drill Pad Preparation and Drill Moves

Pad clearance and drill moves have been facilitated in several ways, depending on the scope of the program. Excavators and operators supplied by GUNTEW Resources, H. Wareham and Son’s, and Rally Drilling are primarily used to clear drill pads and perform drill moves, except for the helicopter and barge supported drill programs. Drill pads for the helicopter program were hand-cut by NFG and GUNTEW Resources employees and the drill rig was moved by helicopter. The barge supported drill rig was moved using a pontoon boat owned and operated by Rally Drilling.

10.2.3	Drill Hole Surveying and Orientation

Lining up the drill rigs in QWN are foresighted using a real-time kinematic global positioning system (RTK GPS) receiver and marked with pickets, then completed using a TN14 Gyrocompass. The exception was the barge supported drill, which used the RTK GPS receiver placed near the drill mast, to provide an approximate location during the drill move. RTK GPS receivers provide real-time positioning with horizontal accuracy of one centimetre to two centimetres and vertical accuracy of two centimetres to four centimetres under ideal conditions. NFG survey control points have been established and are referenced from Government Monument 95G5128 (approximately 1.5 km from site). Once NFG site control points were established, accuracy is maintained and proven by performing a check shot on the Government Monument.

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The QWS drilling program, which included the helicopter program, had collars foresighted using a handheld GPS and marked with pickets, then completed using a compass.

Downhole azimuth and dip data are collected by drill crews, using IMDEX’s Reflex EZ Trac downhole survey tool. The EZ Trac probe is a high precision magnetic and gravimetric instrument that is sent downhole to provide the azimuth relative to magnetic north, dip, and magnetics. Surveying begins 15 m past the drill casing depth and at 50 m intervals downhole. Upon completion of the hole, out surveys are completed in 15 m intervals. During directional drilling operations, Tech Directional uses a DeviGyro to complete surveys every 3 m and once directional drilling is complete, the drilling crews adjust their EZ Trac intervals to survey every 30 m. For drill holes that reduced drill hole diameter from HQ to NQ, upon completion, the out surveys were conducted by Tech Directional, using the DeviGryo which is not affected by magnetics and enables continuous surveying within the drill string. When using the DeviGyro, surface alignment was referenced from drill rig azimuths established using a TN14 north-seeking gyrocompass.

All completed holes were capped and marked with a metal flag to identify collar locations. A summary of drill hole collar locations, elevations, azimuths, dips, and depths for all drill holes up to the effective date of this report is provided in Table 10.3 of the NFG 2024 Technical Report (New Found Gold Corp. 2024). As a standard practice, all NFG press releases include this information in public disclosures regarding drilling results.

10.2.3.1	Drill Hole Orientation Analysis (SLR Observations)

With respect to drill hole orientations, and based on a review of 2,388 drill hole collars, SLR has the following observations:

•	The collar elevations vary from 20 MASL to 179 MASL with an average of 81 MASL.
•	The azimuth of the drill holes was completed at all orientations; most of the drill holes fall within the 281° to 320° bin with an overall average of 222°.
•	The dip varies from -90° to -42°; most of the drill holes were drilled with a dip of -45° with an overall average of -49.7°.
•	The depth of the drill holes varies from three metres to 1,541 m; the majority of the drill holes are <600 m deep with an average total depth of 244.1 m.

A large portion of the drill holes were angled perpendicular to the strike and dip of the major fault zones (AFZ and JBPFZ) and their corresponding offshoot faults (e.g., KBFZ).

10.2.4	Structural Drilling Considerations

The orientation of the hole relative to the dominant plane of mineralization allows the calculation of the ratio of the true width (perpendicular to mineralization) to the downhole length. Where the orientation of the faults/veins is known, the ratio of true width to downhole length is reported. For prospects where the orientation of mineralization has not yet been determined with confidence, the ratio of true width to downhole length is reported as unknown.

Infill veining in secondary structures with multiple orientations cross-cutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, reported composite intervals carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of two metres with a maximum of four metres consecutive dilution when at depths less than 200 m vertical depth and two metres consecutive dilution when greater than 200 m vertical depth. Prior to this date, all composites allowed for two metres consecutive dilution. Prior to February 18, 2022, all composite intervals were selected visually. Included high grade intercepts were reported as any consecutive interval with grades greater than 10 g/t Au. Grades were not capped in the averaging and intervals were reported as drill thickness.

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10.2.5	Chain of Custody, Core Logging, Sampling, and Analytical Methods

Chain of Custody, Core Logging, Sampling, and Analytical Methods are described in Section 11.0.

10.2.6	Televiewer and Petrophysical Logging

NFG commissioned DGI Geoscience from December 2020 to July 2024 to collect optical televiewer (OTV) and acoustic televiewer (ATV) images to provide high resolution digital information on the orientations of downhole structures not limited to faults, fractures, and veins. At the effective date of this report, 1,713 holes had OTV and ATV images. Televiewer images could not be acquired in holes in which the hole walls had collapsed or were unstable or the water was too murky. Natural gamma and gamma-gamma density probes were added later during the program and not run on every hole. By the effective date of this report, natural gamma logs were available for 1,122 holes and gamma-gamma density logs, for 217 holes.

Petrophysical hyperspectral logging measurements are completed on drill core by NFG geotechnical staff using TerraSpec’s HALO mineral identification system to provide information on mica minerals (i.e., muscovite or phengite) as an indication of proximity to veins or mineralized fault zones, and sufficient reason to continue drilling.

The SLR QP has reviewed NFG's drilling methods, collar and downhole survey procedures, sample handling, and QA/QC protocols and considers them to be consistent with industry standards. SLR has not identified any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the Mineral Resource estimate.

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11.0	Sample Preparation, Analyses, and Security

This section provides a summary of NFG and LabGold's procedures for sample collection, preparation, and security, as well as the analytical methods and QA/QC protocols used over the life cycle of the Project.

11.1	Sample Collection

Between 2017 and 2025, NFG collected and assessed various sample types at the Project. These include:

•	Till, soil, surface rock, and trench channel samples since 2017
•	Drill core samples since 2019
11.1.1	Till Samples

Till samples were collected and prepared to analyze gold grain size and quantity. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of fine material (<8 mm) and 1 kg of coarse material (>8 mm) were packed in heavy-duty plastic bags and sealed. The fine fraction was analyzed for gold content, while the coarse fraction was used for lithology logging. Samples were sent to Overburden Drilling Management (ODM) for concentration.

LabGold utilized a similar methodology, the major difference being the use of a 9 mm screen, and collection of 11 kg of fine material (<9 mm). All LabGold samples were sent to ODM who created a concentrate.

11.1.2	Soil Samples

NFG geologists collected soil samples using a Dutch Auger to reach the B-soil horizon. The HALO mass spectrometer was used to identify alteration halos in the samples. Since July 2022, samples were dried and sieved on-site, then bagged, labelled, and sent for analysis to Eastern Analytical in Springdale, NL, and ALS in Vancouver, BC.

LabGold utilized a “Dutch Auger” to penetrate down to and sample the B, B/C or C horizon. The soil samples were shipped for analysis to Bureau Veritas in Vancouver, BC in 2020 to 2021, and to SGS Grand Falls, NL for preparation, with analysis at SGS in Burnaby, BC in 2023.

11.1.3	Rock Samples

Rock samples, including surface outcrop, float, and channel samples, were collected by NFG geologists. These samples were placed in heavy-duty plastic bags, labelled, sealed, and transported to NFG’s core facility in Gander, NL. At the core facility, labels were verified, and samples were amalgamated into larger bags for transport to various laboratories, including Eastern Analytical, ALS Canada, MSALABS in Val-d’Or, QC, and SGS Canada Inc. (SGS Canada or SGS) in Burnaby, BC. The samples are transported in large plastic totes with lids secured using ball-locked metal truck seals.

All rock samples collected by LabGold were analysed at Eastern Analytical in Springdale, NL.

11.1.4	Drill Core

HQ-sized diamond drill core are transported in sealed core boxes to the primary core facility in Gander, NL. At the facility, the core is logged and analyzed using the HALO hyperspectral mineral identifier before sampling. After geological and structural logging is complete, samples ranging from 0.3 m to 1.0 m in length are marked out by the logging geologist, with sample tags inserted. Samples respect geological contacts, especially where there is a change in lithology or mineralization style. Photos are taken of the tagged core before the core is then transferred to a cutting section, where it is sawn in half using diamond saw blades by a trained core technician. Half of the core is placed in plastic sample bags and secured with a zip tie as shown in Figure 11-1A for laboratory analysis, while the other half is stored in the core boxes for reference at NFG’s sample storage facility in Appleton Business Park, NL. In cases of poor core competency, a hydraulic splitter may be used.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Sample labels are checked and placed into larger bags before being transported to laboratories. The samples are carried in large plastic totes with lids secured using ball-locked metal truck seals as shown in Figure 11-1B and Figure 11-1C. Samples are transported via commercial couriers. The designated laboratories include Eastern Analytical, ALS Canada, MSALABS, and SGS Canada.

LabGold transported HQ and NQ core to the LabGold primary core facility in Gander, NL. Here the core was logged and photographed. The drill core samples range from 0.1 m to 5.1 m, with 0.5 m to 1.0 m as the typical optimal sample length. Samples selected for analysis were cut in half using an electric core saw along the line originally drawn on the core during orientation. Half of the sample was placed in a sealed plastic bag, with the corresponding sample tag, and the other half of the core remaining in the core box. The core samples were transported directly to Eastern Analytical laboratory in Springdale, NL.

Figure 11-1: Sample Collection and Security

Source: SLR 2024.

11.1.5	RAB and RC Rock Chip Sampling

LabGold contracted GroundTruth Exploration of Dawson City, Yukon, to conduct and manage RAB and RC drilling. GroundTruth personnel collected all rock chips from RAB/RC drilling. Once a run was complete, the collection bucket was removed from the drill, and rock chip material passed through a splitter, producing an 87.5%/12.5% split. The 12.5% split was placed in a plastic sample bag for analytical processing. The remaining 87.5% was placed in a container as ‘retention’ material. From the retention material a small number of chips were selected for portable X-ray fluorescence (pXRF) analysis on site, and a small portion placed in chip tray for logging. Duplicate samples were collected utilizing three to four scoops taken using a PVC pipe. Rock chip samples were transported to Eastern Analytical for analysis.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

11.2	Sample Security

Samples are inventoried, placed in rice bags secured with cable ties, and then packed in labelled shipping bins with numbered security seals. Samples are collected, packaged, transported, and received under a strict and traceable chain of custody (CoC). NFG staff delivered samples to commercial carriers, where they are directly loaded into trucks, or placed in a designated, secure area. Currently, all ALS samples are shipped by commercial courier along with a CoC document, which includes sample numbers, and is signed by both the courier and the NFG representative to confirm the state of the shipment.

The sample shipments are tracked in the MX Deposit database, and the laboratory is notified. Upon receipt, the laboratory informs NFG’s designated staff, and the samples are verified against NFG’s submittal form for any discrepancies.

LabGold samples (soil, till, rock, chip, core) were stored at the Company’s core logging facility in Glenwood, which was locked when not in use and had security camera monitoring. Individually bagged, uniquely numbered samples were placed into rice bags. The rice bags were labelled with the Company name, series of sample numbers in the bag, total number of samples, and the rice bag number in the sequence of rice bags submitted for the batch. Each rice bag was sealed with a unique barcode ID security tag. This information was recorded, scanned, and entered into MX Deposit, which was also used to track sample status.

Samples sent in NL were delivered by Company representatives to Eastern Analytical and SGS. Samples sent outside NL were placed in crates and/or on wooden pallets and shipped via courier to ODM, Bureau Veritas (BV), and ALS.

11.3	Analytical and Test Laboratories Accreditation

NFG has utilized various independent and commercially accredited laboratories that meet ISO/IEC 17025:2017 standards, including Eastern Analytical, ALS Canada, SGS Canada, and MSALABS. The laboratories are independent of New Found Gold Corp. and have no known relationship with the issuer. The chronological participation and additional certifications of these laboratories were as follows:

•	Prior to May 2018: Samples were exclusively sent to Eastern Analytical in Springdale, NL, for fire assay determinations, accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA).
•	Since May 2018: Additional to Eastern Analytical, samples were also prepared by ALS laboratories in Thunder Bay, ON, Timmins, ON, Sudbury, ON, Winnipeg, MB, and Moncton, NB, for fire assay determinations. ALS is also accredited by the Standards Council of Canada (SCC). Samples selected for multi-element analysis were subjected to a 4-acid digestion and analyzed by ICP-OES.
•	October 2021 to May 2023: NFG paused sending samples to Eastern Analytical but resumed sending rock samples in May 2023.
•	From May 2022 to June 2024, approximately half of the drill core samples had been sent to MSALABS in Val-d’Or, QC for gold determination by PhotonAssay™ and analyzed for other elements at ALS using a 4-acid multi-element ICP/MS package. The PhotonAssay™ unit in Val-d’Or, QC received ISO/IEC 17025:2017 certification on August 30, 2023, for the gamma ray analysis of gold samples.
•	Since January 2024: All channel and drill core samples are also analyzed by PhotonAssay™ at ALS in Thunder Bay, ON. ALS's Thunder Bay laboratory is not currently accredited for the PhotonAssay™ method. However, their Australian laboratories, including the Canning Vale laboratory, hold ISO/IEC 17025:2017 accreditation for gamma ray analysis of gold samples using this method. Samples selected for multi-element analysis were also subjected to 4-acid digestion and analyzed using ICP-AES, and ICP-MS.

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•	Since June 2024, all rock and drill core samples have been analyzed by ALS.

Other intermittent analytical work was conducted at Activation Laboratories Ltd. (ActLabs) in Ancaster, ON (till multi-element analysis), Overburden Drilling Management Limited (ODM) in Nepean, ON (till heavy-mineral concentrates), and SGS in Burnaby, BC (check analytical laboratory).

The laboratories that performed multi-element ICP analyses (Eastern Analytical, ALS, and ActLabs) are ISO-accredited for multi-element analytical methods.

LabGold utilized multiple independent commercial laboratories from 2020 to 2024, including Eastern Analytical, BV, SGS, ALS, and ODM. Chronologically the general sample preparation and analysis workflow was:

•	Since 2020: All drilling (RAB/RC and diamond) and rock samples were transported directly to Eastern Analytical in Springdale, NL. They were analyzed by 30g FA-AA for gold, inductively coupled plasma optical emission spectroscopy (ICP-OES) 34 element, and Total Pulp Metallic.
•	In 2020 and 2021: All soil samples were delivered to Eastern Analytical for sample preparation, prior to being shipped to BV in Vancouver, BC for analysis. Soil samples were analyzed by 15g, aqua regia digestion, inductively coupled plasma mass spectrometry (ICP-MS) 37 element (AQ201).
•	From 2021 to 2022: Till samples were shipped to ODM in Nepean, ON for gold grain analysis. Concentrates produced by ODM were analyzed by BV, Vancouver, BC in 2021 by 0.5g, Aqua regia digestion, ICP-MS 37 element (AQ200). In 2022 the concentrates were analyzed by EA in Springdale, NL by 30g FA-AA for gold, ICP-OES 34 element.
•	In 2022: Some rock samples were shipped to ALS in Moncton, NB for sample preparation at that facility, or at ALS Thunder Bay, ON. Samples were analyzed at ALS Vancouver, BC by 30g FA-AA (Au-AA23) and 30g FA-Gravimetric (Au-GRA21) for gold, and inductively coupled plasma atomic emission spectrometry (ICP-AES) 33 element (ME-ICP61).
•	In 2023: BV in Vancouver, BC was used as check analytical laboratory for diamond drill samples.
11.4	Sample Preparation and Analysis
11.4.1	Till Samples

ODM created a concentrate of the till samples provided by NFG and LabGold. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate (HMC) preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described.

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Multi-element analysis of till samples was performed in ActLabs using instrumental neutron activation analysis (INAA) to measure multi-element chemistry (1H INAA(INAAGEO)/Total Digestion ICP(TOTAL)). This method employs a 4-acid "near total" digestion for determining resistive elements, followed by ICP analysis.

Multi-element analysis of LabGold till samples was performed by BV and Eastern Analytical. At BV samples were analyzed by method AQ200. This method employs aqua regia digestion, followed by ICP-MS analysis. At Eastern Analytical, gold analysis of the till samples were completed by fire assay, with atomic absorption analysis (FA-AA). Multi-element analysis was completed by 4-acid digestion, with ICP-OES analysis.

11.4.2	Soil Samples

At Eastern Analytical, soil samples were dried and sieved through an 80 mesh (-180 µm) before gold analysis. Similarly, at NFG, soil samples were dried and screened through an 80 mesh.

Soil samples analyzed at Eastern Analytical utilized a fire assay package (code: Au AA30) and multi-element ICP (Au+34 elements). Soil samples analyzed at ALS Global utilized a trace gold plus multi-element package (ALS code: AuME-ST44).

BV in Burnaby, BC was utilized by LabGold for gold analysis of soil samples. The analysis was completed using method code AQ201 (15 g aqua regia digestion, with ICP-MS analysis). Thirty-six other elements were included with this method. SGS was also utilized by LAB for gold analysis of soil samples. The analysis was completed using method code GE_ARM3V25 (25 g aqua regia digestion, with ICP-MS analysis). 48 other elements were included with this method.

11.4.3	Rock and Core Samples

The NFG samples were prepared and analyzed using various methods to ensure precise determination of the gold grade. Initial routine analysis was performed using FA techniques. Samples with initial results over 1 ppm Au, or from expected mineralized zones, were analyzed by SFA. In 2022, the screen threshold was raised to 2 ppm Au. Starting in May, 2022, half of the drill core samples were analysed by PhotonAssayTM. Initially, all material was analyzed from samples with gold grades greater than 1 ppm Au, or from expected zones of mineralization, and a weighted average was used. In November 2023, that threshold was modified to 0.8 ppm Au or samples with visible gold. Starting in January 2024, all channel and drill core samples underwent photon assay. The detailed preparation and analysis workflow is presented below by laboratory and analytical target.

Table 11-1 summarizes the analytical methods used by the primary laboratories.

11.4.3.1	Eastern Analytical
•	Samples were coarse crushed to 80% passing 2 mm screen (10 mesh screen), riffle split (250 g), and pulverized to 95% passing 106 µm.
•	Assays were completed using FA with 30 g aliquot, digested in aqua regia and finalized by atomic absorption (AAS).
•	The metallic screen fire assay involved preparing the sample similarly to conventional fire assay preparation, with the key difference being the use of a #150 screen to split the sample into two fractions. Two 40 g aliquots were taken from the fine fraction for fire assay, while the coarse fraction was entirely fire assayed. The final grade was calculated by weighting the results of the three fire assays samples. A similar method was utilized by LabGold, however, only one 40 g aliquot from the fine fraction was analyzed.

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•	Samples selected for multi-element analysis (4A-ICP34) were subjected to a 4-acid digestion (concentrated nitric, perchloric and hydrofluoric and hydrochloric acids). Analysis was conducted by ICP-OES.
11.4.3.2	ALS Canada

Samples shipped for FA, SFA, and multi-element analysis:

•	For routine or non-mineralized samples (less than 1 ppm Au), ALS crushed the entire sample to 70% passing -10 mesh. A 1,000 g aliquot was riffle split and pulverized to 85% passing -200 mesh.
•	For fire assay, a 30 g or 50 g aliquot was used and finished by ICP-AES (ICP-21, ICP-22), or a 50 g aliquot was used and finished by atomic absorption method (AA-26).
•	Samples with gold grades above 1 ppm Au (changed to 2 ppm Au in May, 2022), or in an expected mineralized zone, were submitted for SFA, where samples were crushed to 70% passing 10 mesh and pulverized to 85% passing -200 mesh (75 μm) using 1 kg capacity bowls. The pulverized material was homogenized by four-corner rolling and dry screened using -150 mesh (106 μm) screens. The oversize material formed the coarse (+) fraction, while the undersize formed the fine (-) fraction. Approximately 200 g of the fine fraction was scooped using an envelope. Both fractions were shipped to ALS Vancouver for fire assays (Au-SCR24C). From the fine fraction, a split of less than 50 g was also used for other analyses.
•	Samples shipped for multi-element analysis (ME-ICP61 or ME-MS61) were subjected to a 4-acid digestion (perchloric, nitric, hydrofluoric, and hydrochloric acids) and analyzed using ICP-AES for ICP61, and ICP-MS for MS61.
•	LabGold analyzed rock samples in 2022 at ALS. Gold was analyzed by 30 g fire assay using methods Au-AA23 and Au-GRA21, with AAS and gravimetric analysis respectively. Multi-element analysis was completed using method ME-ICP61 (discussed above).

Samples shipped for photon assay:

•	The NFG samples for photon assay were prepared at ALS in Thunder Bay, ON. The entire sample was crushed to 70% passing -10 mesh. Non-visible gold samples were riffle split into approximately 500 g jars, with the remainder stored as reject. For visible gold (VG) samples, the total number of jars was estimated based on weight, and all material was riffle split until no sample remained.
•	The 500 g jar samples were subsequently analyzed by PhotonAssay™ (ALS Method Code Au-PA02). If the routine samples had PhotonAssay™ results greater than 0.8 ppm Au, this automatically initiated PhotonAssay™ for all the remaining material (ALS Method Code Au-PA02e). The coarse rejects were retrieved, riffle split into multiple jars until depleted, and each jar was then analyzed by PhotonAssay™.
•	Samples selected for multi-element analysis had the first jar pulverized to 85% passing -200 mesh, with an approximately 50 g split sent to ALS Vancouver for ICP-AES or ICP-MS analysis.

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11.4.3.3	MSALABS
•	All samples were crushed to 70% passing -10 mesh (2 mm) using either a TM Terminator or Rocklabs Smart BOYD jaw crusher. Non-VG samples were riffle or rotary split into approximately 500 g jars, with the remainder stored as reject. VG samples were manually scooped into 500 g jars until depleted.
•	The Chrysos PhotonAssay™ method, uses high-energy X-ray technology to excite atomic nuclei, which emanate a unique signature for rapid gold analysis in approximately two minutes.
•	Until November 2022, two jars (approximately 900 g) were assayed for routine or non-mineralized samples. The crushed sample was riffle-split and weighed into two plastic jars, then assayed by PhotonAssay™ (CPA-Au1D).
•	After a review of 2022 results, the aliquot was changed to 450 g, collected by standard riffle split, and transferred into a plastic jar for PhotonAssay™ (CPA-Au1). If these routine samples had PhotonAssay™ results greater than 1 ppm Au, all remaining material was automatically analyzed (CPA-Au1E). In November 2023, the trigger for extinction analysis was reduced to greater than 0.8 ppm Au.
•	PhotonAssay™ calibration is maintained using a reusable reference disc, which can measure gold content from 0.015 g/t to 35,000 g/t Au. The sample is then transferred to a detection station where gamma rays are recorded and converted to gold concentration. Results from all jars are combined on a weight-averaged basis.
11.4.3.4	SGS Canada
•	NFG utilized SGS in Burnaby, BC, as a verification laboratory. The gold analysis was carried out using SGS code GE_FAI150V5, which involves an exploration-grade gold fire assay by ICP-AES with platinum and palladium, and GO_FAG50V, an ore-grade gold fire assay with a gravimetric finish.
11.4.3.5	Bureau Veritas North America
•	LabGold utilized BV in Burnaby, BC, as a verification laboratory. The analysis was completed using BV codes FA430 (gold analysis by 30 g fire assay, with atomic absorption analysis) and MA200 (multi-element with 4-acid digestion, 0.25 g ICP-ES/MS analysis).

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Table 11-1: Analytical Methods Used at the NFG Queensway Project

Laboratory	Analyte	Method Code	Detection Limit	Type of Method	Finish	Description
Eastern Laboratory	Au	AA30/FA-AA	0.005 ppm	30 g fire assay	AAS
	Au	Au Met	0.010 ppm	Screen fire assay	AAS / Gravimetric
	Multi-element	4A-ICP34	Variable for 34 elements	4-Acid Digestion	ICP-OES
ALS	Au	PA02	0.03 ppm			Photon Assay - single
	Au	PA02e	0.03 ppm			Photon Assay - extinction
	Au	Au-ICP21	0.001 ppm	30 g fire assay	ICP-AES
	Au	Au-ICP22	0.001 ppm	50 g fire assay	ICP-AES
	Au	Au-AA23	0.005 ppm	30 g fire assay	AAS
	Au	Au-AA26	0.01 ppm	50 g fire assay	AAS
	Au	Au-GRA21	0.05 ppm	30 g fire assay	Gravimetric
	Au	Au-SCR24C	0.05 ppm	Screen fire assay	Gravimetric and AAS
	Multi-element	ME-ICP61	Variable for 33 elements	4-acid digestion	ICP-AES
	Multi-element	ME-MS61	Variable for 48 elements	4-acid digestion	ICP-MS
	Au	AuME-ST44	0.0001 ppm	50 g aqua regia	ICP-MS
MSALAB	Au	CPA-Au1	0.015 ppm			Photon assay - single
	Au	CPA-Au1D	0.015 ppm			Photon assay - duplicate
	Au	CPA-Au1E	0.015 ppm			Photon assay - extinction
SGS	Au	GE_FAI150V5	0.001 ppm	50 g fire assay	ICP-OES
	Au	GO_FAG50V	0.5 ppm	50 g fire assay	Gravimetric
Bureau Veritas	Au	FA430	0.005 ppm	30 g fire assay	AAS
	Multi-element	MA200	Variable for 35 elements	4-acid digestion	ICP-ES/MS
11.5	Density Determination

NFG used three density measurement methods to assess bulk density and specific gravity at the Project. As data was collected, compared, and validated across methods; some were found to be inaccurate or inappropriate and were subsequently discontinued.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

11.5.1	Downhole Gamma-Gamma Logging

Gamma-gamma logging measures bulk density by emitting gamma rays into surrounding rock and detecting the scattered radiation. As rock density increases, the intensity of scattered rays decreases, producing a continuous density profile along the borehole. This method, which relies on a radioactive source and calibrated detectors, is commonly used in mining, oil and gas, and geotechnical studies to identify lithology and mineralized zones. At the Project, gamma-gamma logging measurements were taken at two to three centimetre intervals downhole across 216 drill holes. The downhole gamma-gamma logging was not intended as a primary density measurement method but was included in a multi-parameter logging probe that also captured structural imaging data. Essentially, this density data was acquired at no additional cost while obtaining acoustic and optical televiewer data.

Gamma-gamma density measurements were discontinued as of July 2024.

11.5.2	Gas Pycnometer Density Measurements (OA-GRA08b Method)

Gas pycnometer density measurements were conducted on pulverized assay samples to determine specific gravity (SG). This method calculates the volume of a dry sample by measuring the gas it displaces, allowing for SG determination relative to water. While highly precise, this method does not account for void spaces in the original rock.

Between May 2022 and February 2024, NFG collected SG measurements on pulverized samples at ALS using the OA-GRA08b gas pycnometer method. Sampling was conducted at a frequency of one sample every 50 m, focusing on gold-mineralized intervals. A 3.0 g pulverized sample was weighed into an empty pycnometer, filled with methanol or acetone, and reweighed to determine SG based on the displaced solvent.

•	The SG values ranged from 1.62 to 3.18, with an average of 2.76 (n = 5,668 measurements).
•	Since October 20, 2022, NFG began collecting duplicate SG samples at a frequency of 1 in every 20 samples, with most duplicates agreeing within ±5%.
•	Measurements were conducted on prepared samples ranging between 0.3 m to 1.0 m depending on sample length, across 872 drill holes.

• Gas pycnometer density measurements were discontinued as of March 2025.

11.5.3	Wax Immersion Archimedes Measurements (OA-GRA09A Method)

To account for void spaces in the rock, wax immersion Archimedes measurements were conducted on whole core samples. This method determines bulk density by coating core pieces with wax, submerging them in water, and calculating density based on displacement.

Measurements were strategically taken to ensure spatial and lithological representativity across 136 drill holes at the Project.

•	Wax immersion is the primary density measurement method at the Project.
11.6	Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence that the assay data has been prepared to a degree of precision and accuracy within generally accepted limits for the sampling and analytical method(s) to support its use in a mineral resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

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11.6.1	QA/QC Protocols

NFG has established a robust QA/QC protocol, integrating quality control samples at a frequency of 1 in 10 samples. These samples include blanks, certified reference materials (CRM), and core field duplicates. The blank material, sourced from quartz sandstone of the Botwood Group at Peter’s River Quarry in central Newfoundland, was submitted to the laboratory in quantities of 500 g to 600 g for routine fire assays and approximately 3 kg for SFA. The CRMs, obtained from Ore Research and Exploration Pty Ltd. (OREAS), are certified, homogenous, quality control materials provided in sealed packets.

NFG collaborated with Analytical Solutions to design and review the QA/QC program at the Property. Under the guidance of an independent third party, NFG implemented the QA/QC protocols and analyzed the results. QC data were assessed upon receipt from the laboratories, and necessary actions were taken if assay results for CRMs and blanks were outside the acceptable tolerances. Furthermore, NFG conducted laboratory check assays and compared conventional screen fire assays with PhotonAssay™ analyses. The laboratories also performed pulp duplicate and coarse reject duplicate analyses.

A total of 711,262 samples, including 86,660 control samples, were submitted to ALS or MSLABS for analysis, representing a total insertion rate of 12% as shown in Table 11-2.

The SLR QP has reviewed the drilling QA/QC data from 2019 to November 1, 2024 provided by NFG. The results are discussed in the following sections.

Table 11-2: QA/QC Sample Insertion Rates for the Queensway Project

Sample Type	1987	2011	2012	2013	2019	2020	2021	2022	2023	2024	Grand Total	Rate
Original	9,184	64	579	298	41	13,630	114,710	181,932	243,511	60,653	624,602	88%
Blank					5	745	5,825	9,392	13,672	3,328	32,964	5%
Standard					6	744	6,147	10,119	13,750	3,317	34,083	5%
Duplicate		15	20	31		19	1,067	8,924	6,695	648	17,419	2%
Check Assays						75	1,152	449	453	62	2,191	0.3%
Grand Total	9,184	79	599	329	52	15,213	128,901	210,816	278,081	68,008	711,262	100%
11.6.1.1	Certified Reference Materials

Results of the regular submission of CRMs (standards) are used to identify potential issues with specific sample batches and long-term biases associated with the primary assay laboratory. SLR reviewed the results from ten different standards used from historical work (before 2018) to 2024.

Between 2019 and November 1, 2024, 15 types of standards sourced from OREAS were inserted by NFG and LabGold into sample streams for analysis by routine fire assay and photon assay methods. A total of 34,083 samples were analyzed, representing a 5% insertion rate. The upper and lower control limits were established using three standard deviations (SD) above and below the expected value (EV). When a workorder returns a single standard in the failure range (±3 SD), or when two standards are in the warning range (± 2 SD), if the surrounding 10 samples to the standards are deemed anomalous (>0.1 ppm Au) by the receiving geologist, re-assays are initiated. If the surrounding samples are not deemed anomalous, the lab is informed, and an investigation is requested. No significant failures were observed under this criterion, and overall, very good accuracy was noted across all participating laboratories.

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-The CRM samples fire-assayed and shipped to ALS and Eastern Analytical generally exhibited lower biases and a minimal number of outliers. A few potential mislabels were identified. Specifically, in CRM 229b fire-assayed at Eastern Analytical by LabGold, three swapped samples were detected, including samples 553146, 553343, and 553634, resulting in a bias of -7.1%, as detailed in Table 11-3. The SLR QP recommends that NFG consider the implementation of additional verification steps during CRM insertion to minimize the risk of sample mislabelling in future programs.

Similarly, the CRM samples that were photon assayed at either ALS or MSALABS demonstrated good accuracy, with biases ranging from -2.6% to 3.8%, and a minimal number of outliers (see Table 11-4).

The CRMs encompass a broad range of gold grades analyzed by either fire assay or photon assay methods. However, SLR noted that multiple CRMs with similar grade ranges were inserted within the same year. The SLR QP recommends that NFG consider reducing the number of CRMs to three types -high grade, medium grade, and low grade. SLR believes that as few as three CRMs may be sufficient to monitor laboratory performance and track potential emerging biases or systematic failures over extended timeframes.

Table 11-3: Summary of CRM Samples Analyzed by Fire Assay: 2019 to 2024

Lab	CRM	Period Range	No. Samples	EV2	1SD3	Mean	N Outliers	%Bias	%Outlier
ALS	OREAS 211	(2022, 2023)	266	0.768	0.027	0.8	0	-0.3	0
	OREAS 217	(2020, 2022)	833	0.338	0.01	0.3	4	-0.7	0.5
	OREAS 218	(2019, 2020)	37	0.531	0.017	0.5	0	-0.5	0
	OREAS 223	(2020, 2022)	1,364	1.78	0.045	1.8	3	0.3	0.2
	OREAS 224	(2019, 2020)	35	2.15	0.053	2.1	1	-1	2.9
	OREAS 230	(2021, 2023)	5,141	0.337	0.013	0.3	5	-0.5	0.1
	OREAS 232	(2021, 2023)	270	0.902	0.023	0.9	2	0.8	0.7
	OREAS 235	(2022, 2023)	283	1.59	0.038	1.6	1	-0.1	0.4
	OREAS 236	(2022, 2023)	4,283	1.85	0.059	1.9	3	0.9	0.1
	OREAS 237	(2021, 2023)	258	2.21	0.054	2.2	1	0.9	0.4
	OREAS 239	(2020, 2023)	3,970	3.55	0.086	3.6	17	1.4	0.4
	OREAS 239b	(2023, 2023)	1,484	3.61	0.11	3.7	5	2.6	0.3
	OREAS 242	(2021, 2023)	525	8.67	0.215	8.6	0	-0.7	0
	OREAS 247	(2022, 2023)	219	42.96	0.9	42	18	-2.2	8.2
	OREAS 255	(2019, 2020)	33	4.08	0.087	4.1	0	0.7	0

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Lab	CRM	Period Range	No. Samples	EV2	1SD3	Mean	N Outliers	%Bias	%Outlier
EAL	OREAS 217	(2021, 2022)	302	0.338	0.01	0.3	1	-1.9	0.3
	OREAS 221	(2021, 2021)	15	1.06	0.036	1	0	-2.1	0
	OREAS 223	(2021, 2022)	464	1.78	0.045	1.8	0	-0.4	0
	OREAS 228b	(2021, 2021)	22	8.57	0.199	8.2	1	-3.9	4.5
	OREAS 229b	(2021, 2021)	47	11.95	0.288	11.1	5	-7.1	10.6
	OREAS 230	(2021, 2022)	155	0.337	0.013	0.3	0	0.1	0
	OREAS 232	(2020, 2024)	550	0.902	0.023	0.9	3	-0.7	0.5
	OREAS 232b	(2023, 2024)	184	0.946	0.037	0.9	0	-3.3	0
	OREAS 235	(2021, 2024)	440	1.59	0.038	1.6	2	-1.7	0.5
	OREAS 237	(2021, 2024)	484	2.21	0.054	2.2	3	-1	0.6
	OREAS 237b	(2022, 2024)	180	2.26	0.067	2.2	0	-2.6	0
	OREAS 239	(2020, 2024)	941	3.55	0.086	3.5	7	-0.6	0.7
	OREAS 239b	(2023, 2024)	180	3.61	0.11	3.5	0	-2.5	0
	OREAS 242	(2021, 2022)	96	8.67	0.215	8.6	0	-0.6	0
	OREAS 245	(2020, 2024)	742	25.73	0.546	25.9	3	0.8	0.4
	OREAS 263	(2020, 2021)	10	0.214	0.0103	0.2	0	-2.6	0
	OREAS 279	(2020, 2021)	13	6.55	0.218	6.4	0	-2.4	0
	OREAS 47	(2023, 2024)	16	0.0443	0.00255	0	0	-0.3	0
Notes: 1. Au in ppm 2. EV: Expected Value 3. SD: Standard Deviation

Table 11-4: Summary of CRM Samples Analyzed by Photon Assay: 2022-2024

Lab	CRM	Period Range	No. Samples	EV2	1SD3	Mean	N Outliers	%Bias	%Outlier
ALS	OREAS 211	(2024, 2024)	33	0.729	0.034	0.8	1	3.8	3
	OREAS 230	(2024, 2024)	820	0.329	0.021	0.3	2	0.8	0.2
	OREAS 235	(2024, 2024)	22	1.59	0.038	1.6	2	-1.1	9.1
	OREAS 236	(2024, 2024)	690	1.85	0.053	1.8	2	-1	0.3
	OREAS 239b	(2024, 2024)	678	3.7	0.121	3.7	0	-0.7	0
	OREAS 242	(2024, 2024)	21	8.68	0.165	8.5	0	-2.6	0
	OREAS 247	(2024, 2024)	21	43.77	0.878	42.8	0	-2.1	0
MSALABS	OREAS 211	(2022, 2024)	189	0.729	0.034	0.7	0	1.7	0
	OREAS 230	(2022, 2024)	2,545	0.329	0.021	0.3	0	1.1	0
	OREAS 232	(2022, 2023)	9	0.902	0.023	0.9	0	-0.4	0
	OREAS 235	(2022, 2024)	188	1.59	0.038	1.6	1	0.2	0.5
	OREAS 236	(2022, 2024)	2,386	1.85	0.053	1.8	9	-1.9	0.4
	OREAS 237	(2022, 2023)	12	2.21	0.054	2.2	0	-0.2	0
	OREAS 239	(2022, 2024)	1,154	3.55	0.086	3.6	19	0.8	1.6
	OREAS 239b	(2023, 2024)	1,174	3.7	0.121	3.7	0	-0.7	0
	OREAS 242	(2022, 2024)	166	8.68	0.165	8.5	5	-2.2	3
	OREAS 247	(2022, 2024)	108	43.77	0.878	43.1	1	-1.6	0.9
Notes: 1. Au in ppm 2. EV: Expected Value 3. SD: Standard Deviation

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An overview of the z-score results by method is presented in Figure 11-2. Both methods show good levels of scatter with a small number of failures falling below the -3SD limit. Furthermore, photon assays demonstrated CRM results that were more consistently within limits and had fewer failures outside the limits compared to the traditional fire assay method.

Figure 11-2: NFG CRM Z-Score by Method

SLR selected three CRMs for an in-depth review, representing the low, average, and high gold grade ranges. These were selected based on their sample size and extended periods of use.

Figure 11-3 to Figure 11-5 present the results for 5,141 samples of OREAS 230, 941 samples of OREAS 239, and 2,383 samples of OREAS 236. Acceptable biases were observed in the three CRMs, with values of -0.5%, -0.6%, and -1.9%, respectively, indicating good accuracy for these CRMs. However, some fluctuations were noted in CRM 239 fire-assayed at Eastern Analytical starting in the third quarter of 2022, with results reestablishing in early 2023. Additionally, two potential mislabels were identified in the same CRM OREAS 239 in 2021.

These observations do not adversely affect the overall results obtained or the reliability and accuracy of the data.

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Figure 11-3: Control Chart of CRM OREAS 230 in ALS Fire Assay: 2021 - 2023

Figure 11-4: Control Chart of CRM OREAS 239 in Eastern Analytical Fire Assay: Nov 2020 - July 2024

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Figure 11-5: Control Chart of CRM OREAS 236 in MSALAB Photon Assay: 2022 - 2024

11.6.1.2	Blank Material

Between 2019 and November 1, 2024, a total of 21,201 blank samples were submitted to ALS, 7,919 blanks were shipped to MSALABS between 2022 and 2024, 3,839 blanks were sent to Eastern Analytical between 2020 and 2024, and five blanks were shipped to Intertek Laboratory (Intertek) in 2021 and 2022. Blank assay results exceeding ten times the detection limit were considered failures. A failure results in a request for re-assay of the blank standard, and an investigation of the preparation of the surrounding samples by the laboratory.

A review of the coarse blanks sent to ALS indicates no significant contamination during either the preparation stage or analysis, with only 20 blank samples, or 0.1% of the total, exceeding the acceptance limit (Figure 11-6).

For the PhotonAssay™ analytical procedures at MSALABS, only four blanks exceeded the 0.1 ppm Au limit, demonstrating the reliability of the results and a contamination-free process (Figure 11-7). Similarly, only two incidents were identified during the preparations conducted at Eastern Analytical between 2020 and 2024.

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Figure 11-6: 2019 - 2024 Results of Coarse Blank Samples in ALS

Figure 11-7: 2019 - 2024 Results of Coarse Blank Samples in MSALAB

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11.6.1.3	Duplicates

Field Duplicate

NFG has implemented a field duplicate sampling program to evaluate grade variability during sampling. In this program, two halves of a core sample are collected, with one as the original and the other half as duplicate. The duplicate is labelled with a consecutive sample ID, and no remaining sample is left in the core box. Samples are systematically selected at a rate of 1 in 50 samples.

From 2020 to November 1, 2024, a total of 17,425 half-core pairs were collected. Approximately 70% of these duplicates were analyzed by ALS, while the remaining 30% were analyzed by MSALAB.

SLR noted that out of the 17,425 pairs, 85% are samples with levels <0.1 ppm Au, where variability is influenced by proximity to the detection limit. Only 25%, or 2,538 samples, focused on higher grades. The field duplicates scatter plot displays good correlations across assay methods, with a coefficient of 0.87 for fire assay duplicates and 0.82 for PhotonAssay™ duplicates. Several outliers and a considerable level of scatter are observed across all gold grade ranges. However, these are attributed to the natural short-scale variability of the gold mineralization, particularly in intervals with VG, rather than the sampling method utilized. A scatterplot showing the field duplicate correlations of both fire assay duplicates and PhotonAssay™ duplicates is provided in Figure 11-8.

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Figure 11-8: Field Duplicates Scatter Plot by Method: 2020 - 2024

Pulp and Coarse Duplicates

NFG's current QA/QC program primarily relies on internal laboratory duplicates to monitor preparation and analytical precision, without including pulp or coarse duplicates. SLR suggests incorporating pulp duplicates to better assess reproducibility related to the analytical method's uncertainty and the homogeneity of the pulps. Additionally, including coarse duplicates would help monitor variability during the crushing stage.

In the PhotonAssay™ process at MSALAB, two splits are taken from the coarse fraction of every 20th jar. The two splits are measured by PhotonAssay™, then compared.. This serves as an internal duplicate quality control measure and to continuously refine the PhotonAssay™ assay performance.

SLR reviewed 11,366 pairs from the PhotonAssay™ splits analyzed at MSALAB, collected between 2023 and 2024. Out of these, 2,759 pairs fell below 0.1 ppm Au, where variability is mainly affected by the proximity to the detection limit. This means that 76% of the pairs were focused on levels above 0.1 ppm Au. The comparison showed a strong correlation coefficient of 0.92, indicating a good level of consistency between the splits. In addition, the half absolute relative difference (HARD) plots revealed that 16.3% of the pairs exceeded the ±20% tolerance, as illustrated in Figure 11-9. However, when the pairs below 0.1 ppm Au are excluded, the failure rate is reduced to 9.6%, which is considered acceptable for coarse duplicates (less than 10% pairs rejected).

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The observed variability is characteristic of an orogenic gold deposit with visible gold in mineralized drill core. This variability reinforces the importance of employing assay-to-extinction methods, such as multiple jars by PhotonAssay™ or screened metallics of large sample splits, particularly for higher-grade samples.

Figure 11-9: Coarse Duplicates (CD) Scatter Plot and HARD Plot: 2023-2024

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11.6.1.4	External Check Assays

Since 2020, as part of the NFG QA/QC program, pulp samples have been sent to third-party laboratories, including ALS, Eastern Analytical, and SGS. A total of 2,120 check assays were shipped, comprising 335 fire assay samples processed through similar procedures in secondary laboratories, 1,536 samples from the finest fraction of screening metallic assays submitted for fire assays, and 249 photon assay samples submitted for screening metallic fire assays. All check assay submissions were accompanied by standards, blanks, and pulp duplicates.

In general, Figure 11-10 to Figure 11-12 demonstrate a strong correlation between samples analyzed using the same analytical protocol, with a linear trend close to 45°. However, some variations were observed, particularly in cases where different methods were compared.

Figure 11-10 compares fire assay results from Eastern Analytical (30 g aliquot) and ALS (50 g aliquot) (orange points), showing minor misalignments. Additionally, it compares Eastern Analytical fire assay results with ALS screen fire assay results (blue points), where slight deviations at higher grades are evident. This is expected, as screen fire assays tend to yield slightly higher results compared to traditional fire assays.

Figure 11-11 compares FA and SFA results from SGS and ALS, both using a gravimetric finish. The fire assay results from ALS and SGS (orange points) show a strong correlation, while the comparison between ALS screen fire assays and SGS fire assays (blue points) shows slight deviation at higher grades.

Figure 11-12 compares photon assay results from MSALABS with fire assay and screen fire assay methods from ALS. The photon assay results show better correlation with SFA (orange points) than with traditional FA (blue points), suggesting higher accuracy when using both photon assay and SFA methods.

The statistical summary in Table 11-5 highlights good correlations achieved by all primary and secondary laboratories, with correlation coefficients ranging from 0.90 to 0.96 and coefficients of variation (CV) less than 5%, reflecting the good repeatability of the results.

SLR recommends continued periodic monitoring of check assays, with a focus on gold grade ranges of interest and following the same analytical procedure. SLR believes that the check assay results support the use of primary assays in the Mineral Resource estimation.

Table 11-5: Statistics of Check Assays by Laboratory: 2022-2024

Primary Lab	Secondary Lab	Year Period Range	N	Mean OR	Mean DP	Max OR	Max DP	Median OR	Median DP	SD OR	SD DP	CV OR	CV DP	R2
ALS	EAL	2020-2022	773	1.2	1	9.9	7.2	0.7	0.7	1.4	1	1.1	1	0.899
EAL	ALS	2021-2021	312	63.6	32.3	2,197.2	1,920	1.3	1.2	233.5	137.3	3.7	4.2	0.9
EAL	SGS	2021-2022	98	20.1	13.4	570.7	351	2.1	1.7	70.3	49.3	3.5	3.7	0.927
ALS	SGS	2021-2023	688	9.7	6.6	733	382	1	1	56.7	34.7	5.8	5.3	0.955
MSALABS	ALS	2022-2024	249	15.3	12.5	482.7	470	1.1	1.1	55.7	50.3	3.6	4	0.964
Notes: 1. OR: original (Primary Lab result) 2. DP: Duplicate (Secondary Lab result)

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Figure 11-10: Quantile-quantile Plots (FA vs. FA and SFA - AAS Finish): ALS vs. EAL

Figure 11-11: Quantile-quantile Plots (FA vs. FA & SFA - Gravimetric Finish): ALS vs. SGS

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Figure 11-12: Quantile-quantile Plots (Photon Assay vs. FA and SFA): MSALABS vs. ALS

11.6.1.5	Conclusions and Recommendations

SLR conducted a review of the NFG QA/QC results from 2019 to 2024. Approximately 12% of controls were inserted into drilling sample streams, including coarse blanks, CRMs, field duplicates, and external checks. No significant contamination was identified during preparation at the primary laboratories ALS, MSALAB, and Eastern Analytical.

The CRMs showed good overall performance for ALS, Eastern Analytical, and MSALAB, with a bias of less than 5%. A few outliers were detected exceeding the limits of ±3SD, but these were minimal compared to the significant quantity of samples inserted into the drilling sample streams.

Field duplicates revealed moderate levels of scattering and a correlation of 0.870. For photon assay coarse duplicates, a HARD index of 17% indicates that 83% of the sample population falls within acceptable precision ranges. This level of precision is considered acceptable given the inherent nugget effect in the Queensway gold deposit.

No pulp or coarse duplicates were inserted by NFG as part of their QA/QC program. NFG may elect to implement the insertion of pulp and coarse duplicates for monitoring precision during analysis and preparation stages, rather than relying solely on internal laboratory duplicates as part of the monitoring process. The external check results showed strong correlations between primary and secondary laboratories.

The SLR QP has reviewed the adequacy of sample preparation, security, and analytical procedures conducted by NFG from the start of the Queensway exploration programs in 2019 through to the effective date of this report. This review found no material issues or inconsistencies that could adversely affect the quality or reliability of the data.

The SLR QP is of the opinion that:

•	NFG’s sample preparation procedures are appropriate for the deposit type and mineralization style.

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•	Analytical methods used, including fire assay, photon assay, and screen fire assay are suitable for determining gold grades in the Project.
•	The QA/QC program, which includes CRMs, blanks, and duplicates, is well-structured, meets industry standards, and provides confidence in the assay data.
•	Sample security measures and chain of custody protocols are sufficient to ensure the integrity of the data.

Overall, the SLR QP is of the opinion that NFG’s sampling, analytical methods, and QA/QC program meet industry standards and are suitable for use in the Mineral Resource estimate.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

12.0	Data Verification
12.1	NFG Data Verification

NFG’s technical staff independently verify the accuracy, completeness, and reliability of the data they collect. This verification process includes evaluating collar locations, downhole surveys, geological and geotechnical data, bulk density measurements, and assay results.

12.1.1	Collars

Drill hole collars were initially positioned using a RTK GPS receiver, ensuring high-accuracy spatial data for each hole. Final collar surveys were conducted using a TN14 Gyrocompass to confirm azimuth and dip before drilling commenced. For drill programs requiring alternative placement methods (e.g., barge-supported drilling), adjustments were made, and RTK GPS data was collected near the drill mast to approximate location accuracy.

NFG staff reviewed the drill collar database and cross-referenced the recorded positions with field surveys.

12.1.2	Surveys

Downhole azimuth and dip data were recorded using IMDEX’s Reflex EZ-Trac survey tool at 50 m intervals during drilling, with an increased frequency of 15 m intervals upon hole completion. For directional drilling, a DeviGyro system was employed, providing continuous surveys at 3 m intervals for improved accuracy. In cases where drill hole diameters transitioned from HQ to NQ size, DeviGyro surveys were used to mitigate the influence of magnetic interference on results.

NFG staff verified survey data by reviewing consistency in azimuth and dip values across multiple survey passes, checking them for erroneous values.

12.1.3	Geological and Geotechnical Data

Geological and geotechnical logging was conducted at NFG’s core logging facility in Gander, NL, by trained geologists and technicians. Core logging included detailed lithological descriptions, mineralization styles, and structural data, with orientation measurements where applicable.

Since December 2020, OTV and ATV images have been systematically collected for select drill holes, providing high-resolution structural data. In 2024, the ACT III core orientation tool was used on holes that exceeded the wireline length of the OTV and ATV probes.

NFG staff reviewed the geological and geotechnical data for completeness (missing or incomplete interval or point data), geological and geotechnical viability (e.g., recovery and rock quality designation (RQD) within plausible range of values), and errors using built-in validation reporting within Seequent’s MX Deposit and Leapfrog (e.g., overlapping intervals, intervals that cross lithological boundaries, intervals that exceed hole depth, and null fields that require data). Core recovery exceeded 95% in most intervals. Any errors identified were then reviewed and corrected in the MX Deposit database.

12.1.4	Bulk Density

Bulk density measurements were conducted using three methods: gamma-gamma downhole logging, gas pycnometer density measurements, and wax immersion Archimedes testing.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

NFG reviewed the results from gamma-gamma logging and gas pycnometer measurements, comparing them to wax immersion Archimedes values. Based on this assessment, NFG decided to discontinue gamma-gamma logging and gas pycnometer measurements, prioritizing wax immersion Archimedes testing.

12.1.5	Assays

Assay results are received via email from the laboratory. All result certificates are imported into MX Deposit by NFG staff. All but PhotonAssayTM extinction results are imported unedited. For extinction results, an application programmed by an external consultant is used to ensure the weighting method is consistent. Spot checks are performed intermittently to ensure the script is functioning properly. During import, results are checked for CRM performance, spelling errors, missing samples, or results which fall outside the expected ranges. The laboratory will be informed, and re-assay initiated for any CRM failures. Blank contamination will also result in follow-up with the laboratory. Any strongly anomalous gold result from a portion of core where logging geologists did not flag visible gold (VG) is retrieved from the core archive for review.

After purchasing or finalizing an agreement on a property (such as the purchase of Kingsway from Labrador Gold), a verification process is undertaken to import the assay data into the NFG drilling database. Samples first have their start and end points validated before import. CRM and blank parameters are entered into the database to validate laboratory performance during import. All original result certificates received from the laboratory are imported individually into the database. NFG will contact the laboratory where possible to validate the method, laboratory accreditation, and request a selection of raw certificates for validation. Where possible, anomalous zones are validated either from core photos or retrieving core.

12.2	SLR Data Verification
12.2.1	Site Visit

Pierre Landry, P.Geo., of SLR, conducted a site visit to the Project and related facilities on October 24 and 25, 2024. During this visit, he inspected the Keats and Iceberg trenches, the core shack, and reviewed the logging environment and procedures for data collection and sampling. He also examined core samples from the AFZ Core, AFZ Peripheral, and JBP deposits. In addition, he interviewed NFG’s personnel and gathered information necessary for completing the Mineral Resource estimate and accompanying Technical Report.

Mr. Landry also inspected drill collars and drill hole cores relevant to the Mineral Resource estimate, verifying collar locations using a handheld GPS and visually comparing mineralization with interpreted drilling sections. NFG provided full access to all facilities and personnel during the visit. Mr. Landry was accompanied by Melissa Render, Vice President, Exploration for NFG.

12.2.2	Collars

The SLR QP reviewed the collar locations in relation to the digital topographic surface. During this process, the SLR QP did not identify any material discrepancies between the collar locations and digital topographic surface. During Mr. Landry’s site visit, nine drill holes and two channel samples from the Queensway deposit were spot checked using a handheld GPS and compared to the collar locations in the drill hole database. All checked holes were found to be within a reasonable tolerance, considering the precision of the handheld GPS relative to the RTK GPS used for the database collar measurements. Additionally, Mr. Landry visited active drilling sites including NFGC-24-2180, where he observed the drilling procedures. All observed procedures were consistent with industry standard practices. Figure 12-1 provides an image of a field check for the collar location of hole NFGC-23-1279. The database coordinates for this hole are Easting: 658,555.141 m, Northing: 5,427,845.284 m, Elevation: 90.503 m. These compare well with the handheld GPS readings, which recorded coordinates of Easting: 658,557 m, Northing: 5,427,848 m, Elevation: 88 m while displaying a GPS accuracy of 3 m.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 12-1: Collar Location Field Check (NFGC-23-1279)

GPSMAP 66i
21 U 0658557
UTM 5427848
GPS
15:46
GARMIN
23-1279
EOH
302

Source: SLR.

12.2.3	Survey

The SLR QP reviewed the drill hole traces to identify any irregularities in dip and azimuth orientations within the downhole survey data. The review did not reveal any unusual visual artifacts or inconsistencies, confirming the reasonableness of the surveyed drill hole trajectories.

12.2.4	Geological Data

The SLR QP has reviewed NFG’s geological data acquisition practices and found them to be consistent with industry standards. During the site visit, the SLR QP observed core logging procedures conducted by NFG personnel and confirmed that logging practices align with standard industry methodologies.

NFG’s logging of structure, lithology, alteration, mineralization, and veining follows standard industry practices, ensuring systematic and consistent data collection. Sampling procedures, including the selection of sampling intervals, were observed to appropriately respect geological and vein contacts.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Mineralization domain interpretations incorporate data from core photos and logging, enhancing accuracy in geological modelling. Additionally, multi-element ICP data is used to differentiate lithological units and assess the trend and orientation of mineralized zones, supporting refined geological interpretations.

The SLR QP concludes that NFG’s geological data acquisition methods are reliable and effectively define mineralization domains, providing a robust foundation for Mineral Resource estimation where sufficient data coverage is available.

An independent check sample was not collected during the site visit, as the visually distinctive gold mineralization within veins and NFG’s active QA/QC program provide adequate verification. The QA/QC program includes the routine use of duplicates, blanks, and CRMs. Furthermore, check sampling from previous technical reports has sufficiently validated the assay data for gold mineralization.

12.2.5	Bulk Density

NFG conducted density measurements using various methods during drilling and metallurgical testing. These included downhole gamma-gamma logging, gas pycnometer measurements on assay sample pulps, wax immersion Archimedes measurements on drill core, and a modified Archimedes method (without wax) on crushed and screened rock samples for metallurgical testing.

To determine suitable density values for mineralized and unmineralized rock applicable to the Mineral Resource estimate, SLR reviewed all available density data from these four methods. The evaluation included an analysis of density variations using mineralization and lithological wireframes, as well as a comparison against various geological attributes logged by NFG geologists. This analysis is provided in Section 14.6.

12.2.6	Assay Database

The data verification process conducted by SLR was supervised and reviewed by the SLR QP. The assay database reviewed by SLR was used by NFG to interpret and construct the mineralized wireframes. The assay data within these wireframes were subsequently incorporated by SLR into the Mineral Resource estimate.

Data verification for the drill hole database included comparing gold assay values used to support the Mineral Resource estimate against the original analytical certificates from ALS and MSALABS, the primary laboratories used by NFG between 2019 and 2024. The review covered a variety of assay methods including: fire assay with AAS or gravimetric finish, photon assay, and screen fire assay. This review followed NFG’s established assay method priority and hierarchy rules, allowing for a direct comparison of analytical values between assay certificates and the database.

A total of 635,553 samples from the assay database ‘Drill_Core_Logging-QW_Samples_All.csv’, with an effective closure date of November 1, 2024, including 3,155 drill holes were cross-checked against their original certificates. Of these, 328,301 samples, representing 52% of the total assay database, were verified for gold. The verification process was limited to assay data only and did not account for drill holes that were ignored due to being incomplete, missing survey data, or being off the property boundaries. Additionally, not all drill holes contain assay data. The verification process identified 28 discrepancies, accounting for 0.01% of the samples compared. A summary of the results is shown in Table 12-1. These minor discrepancies were promptly addressed by NFG and resolved as follows:

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

•	Reanalysis (two instances): Samples K953804 and K953805 were reanalyzed, however, the certificates were not received during the initial analysis conducted by SLR. NFG was notified, and the reanalysis certificates were provided and compared, confirming that the original values had been correctly superseded in the database.
•	Missing Certificates (22 Instances): An initial cross-check by SLR identified mismatches in 22 samples due to three missing certificates (TB24065708, TB24033718, and TB24155927), which contained the original jar gold values or individual jar weights required for calculations. After being notified, NFG supplied the certificates, which were used for validation, confirming that the recorded values in the database were accurate.
•	Typographical Error (one instance): The recorded value for the sample K551611 in the database was 0.87 ppm Au, while the actual value was 0.78 ppm Au. This was a data entry error; however, the value has already been corrected in the database.
•	Updated Certificates (three instances): The grades of the samples SM28444, K979338 and K548142 were reviewed and corrected by the laboratory. NFG resubmitted these certificates to SLR, which were verified, and the values were confirmed.

SLR found no material discrepancies identified that would impact the validity of the Mineral Resource estimate. SLR’s QP is of the opinion that the verification process confirms the reliability of the assay database, ensuring its suitability for use for Mineral Resource estimation.

Table 12-1: Summary of NFG Assay Verification for Gold

Year	No. Samples	No. Samples Compared	% Verification
Before 2013	9,690	-	0%
2019	1,952	135	7%
2020	18,078	1,299	7%
2021	131,968	14,491	11%
2022	196,088	80,834	41%
2023	217,365	185,529	85%
2024	60,412	46,013	76%
Grand Total	635,553	328,301	52%

12.3	Data Verification for Mining, Capital and Operating Costs, and Economic Analysis

The QP for mining attended a site visit to the Project from October 24 to 25, 2024. During the visit, the QP inspected the Keats and Iceberg trenches, the core shack, and reviewed the logging environment and procedures for data collection and sampling.

The QP engaged regularly with the personnel who developed the capital and operating cost estimates and financial model. As part of the data verification process, the QP reviewed budgetary quotes or input prices provided by prospective vendors, to ensure that they were being captured correctly within the capital and operating cost estimates, and financial model.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

12.4	Data Verification for Metallurgical Assumptions

The QP engaged with the Project geologists and other personnel to ensure that samples chosen for analysis were representative of the grades and locations that could eventually be extracted. The QP did not visit any of the laboratories used in the metallurgical test programs.

12.5	Data Verification for Environmental Studies, Permitting, and Social or Community Impact

The QP relied on the data and analyses carried out by independent third parties hired by NFG. Based on the QP’s experience and review of the data and analysis, these studies were appropriate for the stage of the Project.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

13.0	Mineral Processing and Metallurgical Testing

Starting in 2023, NFG has completed two phases of metallurgical test work in relation to the Queensway Project on various mineralized zones. The initial test work evaluated three mineralized zones, the Keats, Golden Joint, and Lotto zones. The next work studied mineralization from the Iceberg and Iceberg East zones. The test work was completed by independent laboratories which prepared internal metallurgical reports on behalf of NFG including Advanced Mineral Technology Laboratory (AMTEL 2023 and AMTEL 2024), Black Swan Metallurgy Pty Ltd (BSM 2023), and Base Metallurgical Laboratories Ltd. (Base Met Labs 2024a,b).

In 2024, NFG began a third phase of testing using mineralized material from Keats West, which was known to contain free gold and submicroscopic gold associated with pyrite and arsenopyrite. The material from Keats West was also known to contain varying amounts of organic carbon. Reports are still pending but preliminary results have been provided by Base Met Labs while AMTEL has provided a report on the mineralogy (AMTEL 2025).

13.1	Historical Metallurgical Work

There is no known historical metallurgical test work for the Project prior to NFG initiating test work in June 2023.

13.2	Sample Selection

Gold mineralization for metallurgical analysis was identified at the Project in mineralized zones known as Keats, Golden Joint, Lotto, Iceberg, Iceberg East, and Keats West as shown in Figure 13-1. High grade intercepts containing visible gold in quartz veins were observed in drill core samples.

Preliminary geological evaluations indicated that gold mineralization is vein hosted and associated with faults and cross faults. Lithology does not appear to play a major role in mineralization.

The host rock in these mineralized zones is primarily siltstone, with occasional beds of greywacke. Greywacke containing elevated levels of chromium and nickel was observed proximal to the AFZ. Based on the interpreted deep marine depositional environment of the stratigraphy of these zones, the lithologies are prone to containing organic matter. Carbonaceous material within the stratigraphy was made evident by the presence of graphitic clasts within greywacke beds, polished graphitic bedding planes between occasional siltstone beds, and the presence of a black siltstone unique to the hanging wall of the AFZ.

The metallurgical test programs characterized each zone by combining intervals of mineralized core from different vein and structural intercepts at depth to create numerous variability composites as summarized in Table 13-1. This was achieved by defining sections along the length of each zone (Figure 13-2 to Figure 13-9) and creating a database of all intervals greater than 2 m in width with a gold grade above 0.5 ppm. This database enabled each variability composite to target and test the metallurgical properties of variable gold grades along individually modelled veins across the zone.

After assembly, the variability composites were sealed in plastic buckets and shipped to Base Met Labs, in Kamloops, BC, Canada for composite preparation and testing.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 13-1: Mineralized Zone and Number of Variability Composites

Mineralized Zone	Number of Variability Composites
Phase 1
Golden Joint	14
Keats 1, 2 & 3	29
Keats 4	16
Keats 5	34
Lotto	23
Subtotal	116

Phase 2
Iceberg/Iceberg East	46

Total Keats/Golden Joint/ Lotto/Iceberg/Iceberg East	162

Phase 3
Keats West	68

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-1: Plan View Map of Metallurgical Sections from Keats, Golden Joint, Lotto, Iceberg, Iceberg East, and Keats West

VEGAS
LOTTO NORTH
LOTTO
MONTE CARLO
GLENWOOD SHEAR ZONE
APPLETON FAULT ZONE
LOTTO 2
LOTTO 1
POWERLINE
KEATS-BASELINE FAULT ZONE?
DOME
ICEBERG ALLEY
LITTLE
GOLDEN JOINT
GOLDEN JOINT 1
GOLDEN JOINT 2
ROAD
KEATS-BASELINE FAULT ZONE
ICEBERG 10
ICEBERG 9
ICEBERG 8
ICEBERG 7
KEATS WEST
ICEBERG EAST
ICEBERG 6
ICEBERG 5
ICEBERG 4
ICEBERG 3
ICEBERG 2
ICEBERG 1
COKES
KEATS WEST 1
KEATS WEST 2
ICEBERG
KEATS MAIN 5
KEATS MAIN 4
KEATS
KEATS MAIN 3
KEATS MAIN 2
KEATS MAIN 1
TCW
TCH
QWN AFZ PLAN MAP
Deformation Zone
Au Vein
Trans-Canada Highway
Previously Reported Drill Holes
MET Phase 2 Drill Holes
MET Phase 1 Drill Holes
Ongoing MET Drill Holes
Phase 1 Metallurgical Section
Phase 2 Metallurgical Section
Ongoing Metallurgical Section
Property Boundary
NEWFOUND GOLD CORP
N
0
250
500m

Source: NFG 2025.

Note. Veins not drawn to scale.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-2: Cross-section of Keats Main 1 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-3: Cross-section of Keats Main 2 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-4: Cross-section of Keats Main 4 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

A
B
NFGC-22-689
NFGC-22-722
NFGC-21-231
NFGC-20-57
NFGC-20-26
NFGC-20-54
NFGC-21-78
NFGC-20-30
NFGC-20-75
NFGC-21-79
NFGC-21-86
NFGC-21-132
NFGC-20-33
0
-40
-80
-120
-160
KEATS MAIN 4
CROSS SECTION MAP
NFGC Collar
Au Grade (g/t)
< 1
≤ 3
≤ 10
> 10
Appleton Fault
Vein
Sampled Interval
N
A
B
NEWFOUND
GOLD CORP
0
25
50m

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-5: Cross-section of Lotto Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals. Drill holes from both Lotto sections 1 and 2 are shown.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-6: Cross-section of Golden Joint Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals. Drill holes from both Golden Joint sections 1 and 2 are shown.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-7: Cross-section of Iceberg #3 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northeast)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-8: Cross section of Keats West 1 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northwest)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-9: Cross section of Keats West 2 Illustrating Drill Holes Selected for Metallurgical Testing (view looking northwest)

Source: NFG 2025.

Note. The black bars shown in the figure represent the metallurgical testing intervals.

13.3	Sample Preparation

Variability composites were prepared at Base Met Labs and were initially coarse crushed to a nominal one inch, blended, and 12.5% of the mass was split and directed to a respective master composite as shown in Table 13-2. Four master composites (KZ-MC-1, KZ-MC-2, LZ-MC, and IB-MC) were assembled using 148 variability composites generated from approximately 1,350 m of drill core with a combined weight of 4,800 kg from the Keats, Lotto, and Iceberg zones. A master composite was not prepared from the Golden Joint variability composites due to the lack of sufficient mass for testing.

Master composites for Keats West (KW-MC) were compiled using 68 variability composites generated from approximately 660 m of drill core with a combined weight of 2,700 kg. The master composites were assembled according to the visually determined carbon content in the variability composite samples. Visible indications of total organic carbon include the colour of the core, the amount of sooty carbon transferred when handling the core and the competency of the core. Intervals with greater amounts of total organic carbon were typically black in colour, poorly competent, and required the use of gloves when handling the core to minimize sooty carbon transfer to personnel.

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The master composites were prepared to provide sufficient material for exploratory testing rather than to accurately represent the grades and spatial distribution of mineralized material from the different zones.

Table 13-2: Master Composite Summary

Master Composite	Mineralized Zone	No. of Variability Composites
KZ-MC-1	Keats 1,2,3	29
KZ-MC-2	Keats 4, 5	50
LZ-MC	Lotto 1-2	23
IB-MC	Iceberg 1-10	46
KW-MC/Weak	Keats West 1,2	37
KW-MC/Moderate	Keats West 1,2	25
KW-MC/Strong	Keats West 1,2	6

The variability composites were stage crushed to minus 1.65 mm (10 mesh), blended, and split into one kilogram charges for metallurgical testing and geochemical head analysis.

13.4	Metallurgical Testing
13.4.1	Sample Characterization
13.4.1.1	Keats Main, Lotto, Iceberg

A gold deportment study was completed by AMTEL (AMTEL 2024, AMTEL 2023) on the four master composites which, in summary, reported the following findings:

•	Free gold grains contributed 96%, 94%, 91%, and over 80% of the gold for KZ-MC-1, KZ-MC-2, LZ-MC, and IB-MC, respectively.
•	Readily gravity recoverable gold (GRG) in free gold grains accounted for 61%, 59%, 74%, and 46% of the grades for KZ-MC-1, KZ-MC-2, LZ-MC, and IB-MC, respectively. The KZ-MC-1 had a larger quantity of GRG (>75 µm) than the other master composites.
•	KZ-MC-1, KZ-MC-2, and LZ-MC contained 2% to 3% of gold particles that were not liberated but exposed, which would be leachable by cyanide.
•	IB-MC differed in that approximately 14% of the gold particles were not liberated but exposed, which would likely be leachable by cyanide.
•	Submicroscopic gold was a secondary contributor to grade. It was held in solid solution form in arsenopyrite and pyrite. It would likely be refractory to cyanide leaching.
•	The master composites generated high extractions (89% to 98%) during direct cyanide leaching with carbon. Residue grades without carbon were significantly higher, demonstrating the preg-robbing nature of the carbon in the samples. Unleached gold is predominantly refractory, held in solid solution and preg-robbed forms, and therefore a finer primary grind would not be beneficial.

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°	Due to an enrichment of solid solution of gold in arsenopyrite, small changes in the abundance of this mineral may impact residue grade.
°	Additionally, because the carbon matter in the mineral is “active” and can be a significant preg-robber, small changes in total organic carbon (TOC) content may have notable impacts on residue grades.
•	An “up-front” centrifugal gravity circuit would be essential for processing the analyzed samples.
°	The coarsest gold grains were considered too large to float efficiently.
°	The coarsest gold grains were considered too large to leach within the residence time of a conventional carbon-in-leach (CIL) circuit.

Figure 13-10 illustrates and summarizes the differences that AMTEL identified between the gold deportment and gold grain size for the different mineralized zones.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-10: Gold Deportment and Gold Grain Size for the Keats, Lotto and Iceberg Zones

Source: AMTEL 2024.

All variability composites and master composites were subjected to ICP 32-element analysis, QEMSCAN mineral analysis, and carbon and sulphur speciation.

ICP analysis showed that the average amount of arsenic was 3,700 ppm with a range from 54 ppm to 15,600 ppm, while the average sulphur concentration was 1.09%, with a range from 0.24% to 2.68%.

QEMSCAN analysis reported average arsenopyrite values of 0.94% with a range from 0% to 4.93%, which was interpreted as a mineral matrix that could encapsulate gold and inhibit gold extraction.

Carbon speciation analysis showed that the average total carbon value was 0.65%, with a range from 0.08% to 1.77%. The average organic carbon concentration was 0.07%, with a range from 0.009% to 0.171%.

Silver assays for the combined Keats, Golden Joint, and Lotto variability composites showed an average silver value of 0.45 ppm with a range from 0.25 ppm to 5.34 ppm. Average silver concentration in the Iceberg variability composites was less than 0.5 ppm. Due to the low overall average silver value, the optimization of silver extraction was not incorporated into the test program.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

13.4.1.2	Keats West

A preliminary assessment of the core at Keats West indicated that there may be areas of preg-robbing carbon that could affect gold recovery using a gravity/CIL circuit. Hence, the master composites were assembled according to the amount of observed carbon. The samples were classified as:

•	Keats West/Weak (KW/Weak)
•	Keats West/Moderate (KW/Mod)
•	Keats West/Strong (KW/Strong)

A gold deportment study was completed by AMTEL (AMTEL 2025) on the Keats West master composites. The composite samples sent to AMTEL included KW/Weak and a combined KW Mod/Strong. In summary, AMTEL reported the following findings:

•	The rock mineral assemblage was essentially the same in all Queensway composites. Rock mineralogy is dominated by quartz, illite, chlorite albite, with minor carbonate and rutile. The KW-Mod/Strong and KW-Weak samples appeared to have notably lower feldspar contents.
•	The TOC assay for the KW-Mod/Strong material had a higher carbonaceous matter content (0.33% TOC), which may be deleterious to leach performance.
•	The sulphide mineralogy was dominated by pyrite and arsenopyrite in all mineralized materials. The total sulphide contents were similar in all study samples, but the KW-Weak samples had the highest arsenopyrite content (1.25%).
•	Submicroscopic gold is a minor contributor to sample grade, except in KW/Weak samples where it accounted for 49% of the gold. The importance of submicroscopic gold to the KW-Weak samples was partly due to the lower overall Au content of this material, and also due to the relatively high arsenopyrite being enriched in the solid solution with gold.

Figure 13-11 illustrates and summarizes the differences identified by AMTEL between the gold deportment and gold grain size for KW/Weak and KW Mod/Strong, and also includes the results previously reported for Iceberg.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 13-11: Gold Deportment and Gold Grain Size for Keats West and Iceberg

Source: AMTEL (2025)

13.4.2	Master Composite Testing - Keats, Lotto, Iceberg

Master Composites were subjected to the following tests:

•	Comminution characterization
•	GRG
•	Extended Gravity Gold Determination (EGRG)
•	CIL cyanide leaching of the gravity tailings
•	Intensive Cyanide Leach (ICL) of gravity concentrates

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•	Direct cyanide leach of the gravity tailings
•	Thickening and filtration testing
•	Cyanide detoxification
•	Regrind and CIL of sulphide flotation concentrates
•	Pre-aeration with air and oxygen
13.4.2.1	Comminution Testing

Comminution tests were completed by Base Met Labs on each of the four master composites. The tests included the semi-autogenous grinding (SAG) mill comminution (SMC) breakage test to determine A x b values, Bond ball mill work index (BWi), and Bond abrasion index (Ai). The results of the tests are shown in Table 13-3.

Table 13-3: Master Composite Comminution Test Summary

Master Composite	SMC A x b	BWi (kWh/t)	Bond Ai (g)
KZ-MC-1	59.4	17.9	0.286
KZ-MC-2	60.4	16.2	0.089
LZ-MC	65.9	18.3	0.124
IB-MC	64.7	18.1	0.201

The results of the comminution test work indicate that the mineralized material would be amenable to a conventional SAG/ball milling circuit and would have moderate to high grinding energy consumption in a secondary ball mill. The material is only mildly abrasive and should not result in high steel consumption in the crushing and milling circuits.

13.4.2.2	Gravity Recoverable Gold

The KZ-MC-2 and LZ-MC master composites were tested for GRG.

BSM (2023) evaluated the gold deportment analysis conducted by AMTEL and compared it against the GRG results from the tests conducted at Base Met Labs.

BSM concluded, “The analysis described in this report has resulted in estimations of gold recoveries from a conventional gravity circuit of 45-55%, processing effectively 100% of the fresh mill feed tonnage rate by centrifugal concentration of the mill discharge and intensive cyanidation of gravity concentrates.”

The Iceberg master composite was tested for GRG using the EGRG test procedure. The results of the EGRG test measured 85.3% recoverable gravity gold that had a combined gravity concentrate gold grade of 1,983 g/t. The EGRG values do not directly predict or correlate gold recovery results from a closed-circuit milling operation but do indicate that there is a significant gravity gold component in the material.

13.4.2.3	Gravity Tails Leach Evaluation

The four master composites were separately treated in a gravity circuit and the gravity tails were leached with both the CIL process and by direct leach; the results of which are shown in Table 13-4.

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Table 13-4: Master Composite Gravity Tails CIL and Direct Leach Extractions (approximately 75 µm grind)

Master Composite	Calculated Head Grade (ppm Au)	Gravity Extraction (%)	Gravity Tails Leach Extraction (%)	Total Au Extraction (%)
KZ-MC-1 (CIL)	39.4	86.6	85.2	98.0
KZ-MC-1 (Direct Leach)	38.86	86.5	53.3	93.7
KZ-MC-2 (CIL)	3.97	55.8	76.7	89.7
KZ-MC-2 (Direct Leach)	3.92	56.2	16.0	63.2
LZ-MC (CIL)	12.5	80.3	74.2	94.9
LZ-MC (Direct Leach)	12.25	81.0	14.9	83.8
IB-MC (CIL)	11.4	33.8	87.3	91.6
IB-MC (Direct Leach)	11.7	32.9	73.5	82.2

Table 13-4 shows that the overall gravity/CIL extractions ranged from 89.7% to 98.0% and that gravity/direct leach extractions ranged from 63.2% to 93.7%. The lack of activated carbon in the direct leach to offset the impact of the organic preg-robbing carbon was interpreted to be the reason for the lower extraction.

Grinding the master composite samples to 37 µm increased gold extraction by less than 1%, which is unlikely to be economically advantageous. Therefore, a grind size of 75 µm was selected for testing the variability composites.

A retention time of 24 hours was also selected for testing the variability composites in CIL as gold extractions for the master composites were only marginally improved with longer leach times.

13.4.2.4	Gravity Concentrate Intensive Cyanide Leaching

An intensive cyanide leach on the master composite gravity concentrates produced gold extractions that were 96% for both KZ-MC-1 and KZ-MC-2 and 99% for the Lotto master composite. Some arsenopyrite captured in the KZ-MC-1 and KZ-MC-2 gravity concentrates was interpreted to be the reason for the lower intensive cyanide leach gold extraction for these samples.

13.4.3	Master Composite Testing - Keats West

Master composite testing is in progress at Base Met Labs for Keats West. Preliminary results are available, but a final report has not been received. Completion of the final report may result in some minor adjustments to any of the numbers contained in the summary tables presented. Preliminary results of the master composite testing are shown in Table 13-5.

Gravity extraction followed by CIL was tested first on the master composites for Keats West. The preliminary results found in Table 13-5 show that the gravity recoveries achieved ranged from 40.9% to 73.5% when tested at a grind size of 75 µm. Gravity gold recovery accounted for most of the gold extraction. Incremental extraction in the cyanide leach of the gravity tails ranged from 2.4% to 8.2%.

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A gravity/CIL test on the KW/Weak composite at a finer grind size of 35 µm yielded an overall gold extraction of 36.6% indicating that the finer grind would not likely increase gold extraction. This finding is consistent with the previously cited mineralogical report from AMTEL (2025), which indicated that significant amounts of free and fine gold were observed intermixed in a pyrite/arsenopyrite matrix and would not likely be liberated with finer grinding.

A gravity/cyanide leach without activated carbon on the KW/Weak composite yielded an overall gold extraction of 29.7%. The KW/Weak composite contained the least amount of TOC, 0.08%, yet the results of this test indicated that this amount was enough to reduce gold extraction by approximately 10% compared to gravity/CIL. Test work results are summarized in Table 13-5.

Due to the low gold extraction in the gravity tails, several different sulphur oxidation processes may be considered to extract gold from the pyrite/arsenopyrite matrix. Flotation test work results showed that sulphide flotation rougher concentrate could be produced that would contain more than 90% of the gold not recovered by gravity concentration.

Table 13-5: Summary of Keats West Master Composite Testing

Master Composite Sample ID	Flowsheet	Grind (µm)	Total Organic Carbon (%)	Sulphur (%)	Calculated Head (g/t)	Gravity Extraction (%)	Leach Extraction (%)	Overall Extraction (%)
KW/Weak	Gravity/CIL	75	0.08	1.79	2.79	32.7	8.0	40.7
KW/Mod	Gravity/CIL	75	0.14	1.95	5.72	50.3	8.1	53.1
KW/Strong	Gravity/CIL	75	0.60	1.65	11.1	71.1	2.4	73.5
KW/Weak	Gravity/CIL	35	0.08	1.79	3.22	28.3	11.3	36.6
KW/Weak	Gravity/CN Leach	75	0.08	1.79	3.09	29.5	0.2	29.7
13.4.3.1	Comminution Testing

Comminution tests were completed at Base Met Labs for the KW/Weak and KW/Mod master composites. The tests included the SMC breakage test to determine A x b values, BWi, and Bond Ai. The results of the tests are shown in Table 13-6.

Table 13-6: Keats West Master Composite Comminution Test Summary

Master Composite	SMC A x b	BWi (kWh/t)	Bond Ai (g)
KW-MC/Weak	70.5	18.7	0.093
KW-MC/Mod	52.8	18.4	0.162

The SMC A x b values for the two master composites bracketed both ends of the spectrum of the Keats master composite samples. The KW-MC/Weak SMC index at 70.5 was higher than the Keats master composites, which averaged approximately 62, indicating that the material breaks more easily and should pass through a primary grinding mill at a higher rate. The KW-MC/Mod SMC index at 52.8 was lower than the Keats master composite KZ-MC-1, which had a value of 59.4 indicating that it was harder than the approximate average value of Keats.

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The BWi values of 18.7 kWh/t and 18.4 kWh/t were above the range of the values of Keats /Lotto/Iceberg, which ranged from 16.9 kWh/t to 18.3 kWh/t.

13.4.4	Variability Composite Testing - Keats, Lotto, Golden Joint, Iceberg

All 162 variability composite samples were subjected to gravity gold extraction at a target grind of 212 µm, gravity tails were reground to target grinds of 75 µm and 37 µm, then treated by CIL for 24 hours. Table 13-7 shows a summary of the 75 µm results of the tests.

Table 13-7: Summary of Variability Composite Gravity/CIL Extractions

Zone	No. of Variability Composites	Minimum Head Grade (ppm Au)	Maximum Head Grade (ppm Au)	Average Head Grade (ppm Au)	Minimum Overall Extraction (% Au)	Maximum Overall Extraction (% Au)
Golden Joint	14	0.87	18.86	5.13	31.3	94.8
Keats 1, 2 & 3	29	0.77	100.38	15.15	65.2	99.6
Keats 4	16	0.63	33.14	5.85	50.0	98.4
Keats 5	34	0.35	170.99	17.31	36.4	99.8
Lotto	23	0.48	65.35	9.38	38.4	99.1
Iceberg	46	0.49	118.7	19.84	36.6	99.5
13.4.4.1	Arsenic Content vs Gold Tails Grade

A review of the results of the leach tests for the variability composites indicated that there was a relationship between arsenic content and CIL gold tails grade. This finding is consistent with the results of the gold deportment studies completed by AMTEL (2023, 2024).

An analysis of the data was completed, comparing the relationship between arsenic content and gold tails grade for different ranges of gold head grade (Simmons pers.comms. 2025). The analysis compartmentalized the gold head grade in range increments from <1.0 ppm, 1.0 ppm to 2.0 ppm, 2.0 ppm to 4.0 ppm, 4.0 ppm to 7.0 ppm, and >7 ppm, and noted that the relationship between gold tails grade and arsenic head grade was strongest at lower head grades.

Figure 13-12 illustrates the positive correlation between arsenic content and gold tails grade in the variability composites.

Table 13-8 summarizes the correlation calculations between arsenic content and gold tails grade for the grouped gold grade ranges.

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Figure 13-12: Gold Tails Grade versus Arsenic Content

Table 13-8: Arsenic versus Gold Tails Grade Relationship

Gold Head Grade	As vs Au Tails Grade Relationship	R2
<1.0 ppm	Au Tails Grade = 0.00001174*(Arsenic ppm) + 0.0729548	0.823
>1.0 ppm, <2.0 ppm	Au Tails Grade = 0.0000679*(Arsenic ppm) + 0.2064220	0.577
>2.0 ppm, <4.0 ppm	Au Tails Grade = 0.0000858*(Arsenic ppm) + 0.1860055	0.716
>4.0 ppm, <7.0 ppm	Au Tails Grade = 0.0000603*(Arsenic ppm) + 0.3496080	0.473
>7.0 ppm	Au Tails Grade = 0.0000052*(Arsenic ppm) + 0.4993881	0.202

Source: Simmons pers.comms. 2025.

13.4.5	Alternative Process Evaluation

A study was performed to test flotation on selected low grade variability composites that exhibited low gold extraction for Keats and Lotto (less than 80% overall extraction from gravity-CIL) and the Iceberg master composite.

The following are brief descriptions of the flowsheets tested.

•	Flowsheet A - Gravity/CIL
•	Flowsheet B - Gravity/Carbon flotation followed by CIL of flotation tailings
•	Flowsheet C - Gravity/Carbon flotation followed by sulphide flotation, concentrate re-grind, and CIL of sulphide flotation concentrate.

The use of carbon flotation was investigated to remove organic carbon and reduce the preg-robbing characteristics of the samples. The carbon flotation tails were then cyanide leached (flowsheet option B). It was assumed that any gold recovered in the 1st carbon cleaner flotation concentrate would have no commercial value, unless future studies show this can be sold to a commercial smelter.

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Sulphide flotation was investigated to increase extraction of gold locked in the arsenopyrite matrix by re-grinding the sulphide flotation concentrate to P80 of 20 µm before cyanide leaching for gold extraction (flowsheet option C).

The results of the test work are summarized in Table 13-9.

Table 13-9: Summary of Alternative Process Test Results

Sample	Flowsheet Option	Test	Calculated Head Au Grade (g/t)	Gravity-Sulphide Flotation Gold Recovery (%)	Re-grind Size (µm)	Overall Gold Extraction (%)	Sodium Cyanide Usage (kg/t)	Lime Usage (kg/t)
KZ4 #8	A	CIL42C	1.70	-	-	72.7	1.33	1.17
	B	CIL139D	1.95	-	-	70.0	0.58	1.23
	C	CIL139E	2.07	95.8	20	72.4	0.36	0.30
KZ5 #35	A	CIL69C	1.70	-	-	63.9	1.09	1.24
	B	CIL140D	1.59	-	-	64.2	0.63	1.25
	C	CIL140E	1.36	89.3	20	63.7	0.28	0.27
LZ #15	A	CIL99C	1.24	-	-	56.5	1.32	1.50
	B	CIL141D	1.25	-	-	48.5	0.63	1.34
	C	CIL141E	1.19	90.1	20	48.5	0.26	0.23
IB-MC	A	CIL-02C	11.4	-	-	91.7	0.13	0.61
	B	T52	12.1	-	-	92.7	1.70	0.96
	C	T52	12.1	96.7	20	91.2	0.22	0.26

Table 13-9 shows that both the carbon (flowsheet B) and carbon-sulfide flotation (flowsheet C) processing schemes returned similar results to the base gravity/CIL scheme (flowsheet A) for the variability composites tested. Overall gold extractions for the different flowsheets are within the margin of error for these tests.

Removing carbon and sulphides through flotation and re-grinding of the sulphide concentrate prior to leaching (flowsheet C) did not improve gold extraction. The carbon flotation step resulted in the loss of 1% to 5% of overall gold in the samples. However, sulphide flotation was effective at recovering the gold not recovered during gravity concentration or lost during carbon flotation for all of the composites, with sulphide rougher flotation recoveries ranging from 91% to 96% of gold in the gravity and carbon flotation tailings. The sulphide rougher flotation concentrate grades ranged from 9 g/t Au to 67 g/t Au. Regrinding the sulphide concentrate to 20 µm and leaching the regrind concentrate did not improve gold recoveries. Upgrading of rougher concentrates to produce saleable concentrate would result in some gold loss, which could be partially off-set by leaching of flotation tailings, however, this needs to be proven by test work.

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Table 13-9 also shows that cyanide consumption was reduced by approximately 50% in flowsheet B for the Keats and Lotto Zone variability composites, assumed to be due to the pre-aeration step that was added prior to CIL leaching of the flotation tails. Pre-aeration was not included in the tests using the IB-MC composite.

No discernable change in lime consumption was observed due to pre-aeration.

Preliminary test work was also completed on the master composites from Keats West using the same three flowsheets, and included cleaner flotation to investigate the potential of producing a saleable sulphide concentrate. The results indicated that the majority of the unleachable gold in the gravity tails could be recovered to a flotation concentrate with adequate gold grades to make the concentrate attractive to processors. The results of the test work are presented in Table 13-10. The gold grades in the sulphide flotation second cleaner concentrates ranged from 32 g/t to 52 g/t.

Table 13-10: Summary of Keats West Alternative Process Test Results

Sample	Flowsheet Option	Test	Calculated Head Au Grade (g/t)	Gravity-Sulphide Flotation Gold Recovery (%)	Re-grind Size (µm)	Overall Gold Extraction (%)	Sodium Cyanide Usage (kg/t)	Lime Usage (kg/t)
KW MC Weak	A	CIL-04C	2.79	-	-	40.9	0.37	0.84
	B	CIL-09B		-	-	49.0	0.72	0.94
	C	CIL-09C	2.47	83.5[1]	-	39.7[2]
KW MC Moderate	A	CIL-03B	5.72	-	-	58.4	0.43	0.84
	B	CIL-07B		-	-	59.7
	C	CIL-07C	5.39	91.3[1]	20	68.2[2]
KW MC Strong	A	CIL-05B	11.13	-	-	73.5	0.47	0.61
	B	CIL-06B		-	-	85.3
	C	CIL-06C	9.21	94.8[1]	20	86.1[2]	2.53	2.40
Notes: 1. Combined gravity concentration and sulphide flotation recovery (with two stages of cleaning) 2. Combined gravity concentration recovery and sulphide rougher concentrate leach extraction
Based on the available test work, SLR selected an average overall recovery for use in Mineral Resource estimation of 90% using a gravity-flotation-CIL flowsheet, which includes the production of a saleable gold-containing sulphide concentrate.

13.5	Reagent Consumptions

The metallurgical test work for the variability composites using the gravity-CIL flowsheet for Keats, Lotto, and Golden Joint showed reagent consumptions for cyanide and lime of 1.30 kg/t and 1.52 kg/t, respectively. Test work using pre-aeration indicated that cyanide consumption could be significantly reduced.

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The test work for the Iceberg variability composites incorporated a pre-aeration step prior to CIL. Reagent consumptions for the variability composites for sodium cyanide and lime averaged 0.32 kg/t and 2.71 kg/t, respectively.

13.6	Summary

Samples used in test work were selected to provide a wide range of gold head grades for evaluation. Since the samples were selected prior to the completion of geological modelling and resource estimation, their selection did not benefit from detailed knowledge of grade distributions within each zone or the extents of each zone.

Test work to date on samples from the Keats, Lotto, Golden Joint, and Iceberg zones has focused on a gravity concentration-CIL flowsheet and included exploratory test work using master composites and variability test work using variability composites. The master composites for each zone were produced by combining portions from all of the variability composites from their respective zones. The variability test work on Iceberg composites included a pre-aeration step prior to cyanide leaching, while the variability test work on Keats, Lotto, and Golden Joint composites did not.

Exploratory test work using the Keats and Lotto master composites resulted in high GRG recoveries, while indicating that preg-robbing affected cyanide leaching extractions from the gravity tails. Therefore, subsequent variability testing on composites from these zones used gravity concentration followed by CIL of the gravity tails. The variability test work was conducted at three grind sizes for each composite, 212 µm, 75 µm, and 37 µm, to assess the effect of grind size on gold recovery, with a P80 of 75 µm ultimately being chosen as the optimum grind size.

Analysis of the CIL test results from the variability test work using Keats, Lotto, and Golden Joint composites showed that there was a relationship between leach extraction and arsenic head grade, indicating that a portion of the gold in the samples was associated with arsenic and refractory to leaching. This relationship was pronounced in the samples with lower gold head grades (<4 g/t Au). This analysis, together with mineralogical data indicated that the unleached gold was likely associated with arsenopyrite (and possibly pyrite) and not well liberated.

Exploratory flotation test work was completed on Keats, Lotto, and Iceberg master composites as well as four variability composites from the Keats and Lotto zones selected due to their relatively poor gravity-CIL responses (with overall gold extractions ranging from 57% to 73%). Carbon flotation aimed at rejecting carbon to minimize its pre-robbing effect indicated that some loss of gold would occur in this step and overall extraction was not beneficially affected. Sulphide flotation was effective at recovering gold from gravity and carbon flotation tails into a concentrate, however, re-grinding of that concentrate was not effective at improving gold extraction during leaching. Additionally, the flotation concentrates contained elevated levels of arsenic that would be subject to penalties if sold to concentrate processors.

During the flotation test work, pre-aeration prior to leaching appeared to be beneficial in reducing cyanide consumption during subsequent leaching of the sulphide concentrates.

In general, the test work completed to date indicated that gold is present in two main forms in the samples tested:

1	free gold amenable to gravity recovery and extraction by cyanide leaching, and
2	gold associated with arsenic that was only partially amenable to cyanide leaching and highly amenable to recovery by flotation.

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Higher grade samples (>4 g/t Au) contained higher proportions of free gold, while the lower grade samples (<4 g/t Au) tended to be increasingly characterized at decreasing gold grades by partially liberated or unliberated gold associated with arsenic.

Comminution test work was completed on master composites from the Keats, Lotto, Iceberg, and Keats West zones, as well as a selection of eight Iceberg variability composites. The test work indicated that the material was amenable to conventional crushing and grinding.

Preliminary test work on three composite samples from Keats West was completed, with initial tests using a gravity concentration-CIL flowsheet indicating that CIL extraction from the gravity tails was poor. Preliminary results from flotation test work on gravity tails of the master composites indicated that flotation was effective at recovering the unleachable gold. The test work included two-stage cleaning of the sulphide rougher concentrates, which showed that concentrate could be produced with adequate gold grades to make the concentrate attractive to processors, although containing elevated (penalizable) levels of arsenic.

13.7	Recovery Estimates
13.7.1	Toll Milling

During the first five years of the LOM, high grade material will be crushed and hauled to and processed by a third-party mill. The toll mill process will include gravity concentration followed by leaching in a CIL circuit to produce doré bars. High grade samples (>7 g/t Au) from Keats, Iceberg, Lotto, and Golden Joint zones consistently returned high recoveries (>90%) during test work using the gravity concentration-CIL flowsheet. To allow for process losses, an average recovery of 92% for the high-grade material processed in the toll mill during the first five years of the LOM has been used in the cash flow model for economic analysis.

13.7.2	Queensway Processing Plant

In year 5 of the Project’s LOM, processing in the new Queensway mill will begin. ROM will be provided from the open pits, and from the medium and low-grade stockpiled material mined during the first four years of the project. Stockpiled material will continue to contribute to the mill feed for the remainder of the LOM. A gravity concentration-sulphide flotation-flotation tails leaching flowsheet was chosen for the Queensway mill to maximize gold recovery from the lower grade material that will be processed in the new mill (relative to the material that will be processed at the toll mill during the first five years of the LOM). Using the preliminary gravity-flotation test work results for samples from Keats, Iceberg, and Keats West, recoveries for gravity concentration and sulphide flotation were assigned to material from the different zones and grade ranges (defined in the preliminary mine plan as high grade, medium grade, and low grade). A recovery of 40% was assumed for flotation tails leaching for all zones and grade ranges, however, the effect of this is small adding only an incremental 4.2% to 6.9% to overall recovery over the LOM, as most of the gold (83% to 89%) will be recovered by gravity concentration and flotation. The total recovery from the Queensway mill is estimated to be approximately 91% for the LOM.

The flotation concentrate will likely contain penalizable levels of arsenic due to the association of gold with arsenopyrite. However, the arsenic content of the concentrate will vary depending on the source of the material being processed, and test work to optimize arsenic rejection will be completed in upcoming study phases. Therefore, an allowance for arsenic penalties has been included in the PEA cash flow model.

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13.8	Future Metallurgical Testing

The following metallurgical test work program is being planned to support the next phase of development for the project:

Overall Scope:

•	Identification of geometallurgical domains for mineralized material that is amenable to gravity-CIL only vs gravity-flotation treatment routes
•	Update and establish gold recovery models based on gold grade, arsenic and sulphur
•	Complete scoping testing at Dundee Sustainable Technologies using the GlassLock Process to reduce arsenic levels in gold concentrate (to offset As penalties)
•	Continue ore sorting test work
•	Complete variability test work across main deposits
•	Continue to establish the gravity-CIL flowsheet and leaching conditions for plant design
•	Continue to establish the gravity-gold flotation flowsheet for sulphide ores that do not respond well to cyanidation gold extraction

Ore characterization:

•	Head assays (fire assay, ICP and multi-element scan)
•	Mineralogy

Comminution test work (ore hardness):

•	Bond ball and rod work indices
•	SMC tests
•	Abrasion tests

Cyanidation test work:

•	Gold deportment
•	Gravity
•	Pre-oxidation
•	CIL series testing (grind size, residence time, cyanide concentration)
•	Cyanide destruction

Flotation test work:

•	Gravity
•	Grind size evaluation
•	Bench scale rougher and cleaner tests, including regrind tests
•	Locked cycle tests
•	Concentrate assay/ICP

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Environmental related tests:

•	Acid-base-accounting
•	Humidity cell

Equipment sizing tests:

•	Flocculant scoping
•	Regrind signature plot
•	Oxygen uptake
•	Slurry rheology
•	Carbon equilibrium/loading
•	Vendor dewatering tests (thickener & filters)

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14.0	Mineral Resource Estimates
14.1	Summary

Geological and mineralization domains were constructed by NFG and reviewed by SLR. The initial Mineral Resource estimate was prepared by SLR. The resource database was closed on November 1, 2024 and contains 3,214 drill holes for a total of 723,387 m, for which 550,949 m have assay intervals, following exclusion of 23 drill holes due to data issues.

The Mineral Resource estimate for the Queensway Project encompasses multiple zones grouped into three primary areas (AFZ Core, AFZ Peripheral, and JBP). The AFZ Core area contains the majority of zones, including K2 and Monte Carlo; Keats West, Cokes, and Powerline; Keats, Keats South, Iceberg, Iceberg Alley, Knob, and Golden Bullet; as well as Lotto, Golden Joint, Jackpot, and Honeypot. These zone names reflect the most prominent veins contributing to the contained metal within each zone, though each zone includes numerous additional veins beyond those listed. The AFZ Peripheral area includes the Big Vein, Pristine, HM, and Midway zones. The JBP area includes the H Pond, 1744, and Pocket Pond zones. All Mineral Resources are located within the QWN block; no Mineral Resources have been estimated for the QWS area.

Geological and mineralization wireframes, as well as classification wireframes, were constructed using Leapfrog Geo software, while grade estimation for the AFZ Core area was completed using the Python-based Resource Modeling Solutions Platform (RMSP). Grade estimation of the AFZ Peripheral and JBP areas was completed using Leapfrog Edge. Open pit constraining pit shells were generated in Whittle, while constraining underground panels were generated in Deswik.

Within the AFZ Core area, mineralization domains include 308 veins and nine halo domains that define areas of complex mineralization beyond the vein domains. These halo domains are spatially restricted to zones where structurally complex vein intersections occur. Outside the veins, a 2 m buffer captures adjacent low grade mineralization; however, the halo domains take precedence over this buffer.

Within the AFZ Peripheral area, mineralization domains consist of 33 veins, while the JBP area contains 17 veins. Both areas include a 2 m buffer around the veins capturing adjacent low grade mineralization. The AFZ Peripheral and JBP areas do not have halo domains.

Gold grade was interpolated using an Inverse Distance cubed (ID3) algorithm, with search neighbourhood parameters supported by variography undertaken for key veins. Dynamic anisotropy was applied to the vein estimates, rotating the search neighbourhoods according to angles estimated from the vein hanging walls. Plunges were projected onto the dynamic anisotropy surface for selected veins when anisotropy was evident. Planar anisotropic trends were applied to the halo domains, while the buffer zone was treated as isotropic.

Individual estimation domains were grouped based on spatial proximity and similarities in gold grade distribution, the proportion of samples exceeding specific grade thresholds, and the sensitivity of mean domain grades to preliminary capping levels. Within these groups, samples were capped following a review of histograms, probability plots, decile analysis, and a spatial assessment of intervals affected by the selected grade caps.

Estimation samples were composited to one-metre lengths within the mineralization domains, corresponding to the dominant sample length. Residual end lengths below 0.3 m were added to the previous interval and no minimum sample coverage was required. Unsampled intervals were assigned zero grades.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The SLR QP validated the estimates through visual comparison of block and composite grades, statistical comparison of block and composite grades, swath plots, and comparison with Nearest Neighbour (NN) check estimates for all veins. For selected high-value veins estimated using a scripted RMSP workflow, further check ID3 estimates were completed in parallel using Leapfrog Edge, validating the RMSP results.

Average density values were assigned to geological and mineralization domains, supported by wax-coated water immersion measurements made on drill core samples. Within the veins and halo domains, a density of 2.7 t/m3 was assigned.

Block models were rotated 30° clockwise about the vertical axis, to better align with the strike of the mineralization. The estimation block model has a parent block dimension of 2.5 m x 2.5 m x 5 m, with a minimum sub-block size of 0.625 m x 0.625 m x 1.25 m.

For the purposes of open pit optimization, the block model was re-blocked to 5 m x 5 m x 5 m, while open pit Mineral Resources are reported from a block model regularized to the parent cell size. Underground reporting panels were generated from the original estimation sub-block model, which was also used to report the underground Mineral Resources.

To demonstrate reasonable prospects for eventual economic extraction (RPEEE), open pit Mineral Resources are constrained by a preliminary optimized open pit shell and reported above a cut-off grade of 0.3 g/t Au.

Underground Mineral Resources are constrained by reporting panels generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were used for Mineral Resource classification.

Mineral Resources for the Project are tabulated in Table 14-1, with an effective date of March 15, 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 14-1: Summary of Mineral Resources - Effective Date March 15, 2025

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Subtotal, Open Pit		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
Underground
K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19
Subtotal, Underground		Indicated	771	5.76	142
		Inferred	1,749	4.44	250

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608

Notes:

1.     CIM (2014) definitions were followed for Mineral Resources.

2.     Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.

3.     Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45°, and bench height of 5 m.

4.     RPEEE for underground Mineral Resources was demonstrated by constraining with MSO shapes generated at a cut-off grade of 1.65 g/t Au, with heights of 10 m, lengths of 5 m, and a minimum mining width of 1.8 m.

5.     The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.

6.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.     Bulk density within the vein and halo mineralization domains is 2.7 t/m3.

8.     Numbers may not add due to rounding.

The SLR QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate other than those discussed in Section 14.14.3.

14.2	Resource Database

SLR was provided a database comprising 3,549 drill holes and trenches for a total of 786,021 m. The complete database includes 312 holes of historical drilling from previous operators that is outside of the current property boundary. Drill holes located outside of the property boundary were not used in the resource database.

The resource database was closed on November 1, 2024 and contains 3,214 of “on-property” drill holes and trenches for a total of 723,377 m, for which 550,949 m have assay intervals (Table 14-2). Drill hole NFGC-24-2185, which was in progress at the time the resource database was closed, was included in calculation of the total metres, but was excluded in the count of the total number of drill holes. After ignoring holes due to being incomplete (including holes in-progress) or missing survey data the resulting total of “on-property” collars is 3,214 totalling 723,377 m.

Table 14-2: Resource Database

Table	Number of Records	Length (m)
Collars	3,214	723,377
Assay	639,641	550,949

Sample intervals with missing Au assays were assigned default zero grades during the estimation with the exception of assays that were pending at the time of the database cut-off.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Drill hole assaying status was recorded in the “Assay_Complete” variable of the collar table, which indicated whether assays were complete or pending (Table 14-3).

Drill holes containing only pending assay results were not assigned default zero grades during the Mineral Resource estimate. Drill holes with status “2” and “3” did not intersect the mineralized domains and missing intervals were mapped to zeros. In addition, wedge holes were not assigned default grades in intervals above the shallowest assayed interval, to prevent conflicts with the parent hole. Though the grades were not duplicated in wedge holes and the parent holes, to facilitate importing of the drilling into Leapfrog software, the length of wedge drill holes that overlap with the parent hole is included in the total length shown in Table 14-2.

Table 14-3: Drill Hole Assay Status

Status	Count of Holes	Length of Holes (m)	Description	Treatment in Estimate
0	2,920	675,290	Complete	Missing intervals mapped to zero
2	1	1,556	Extension samples pending, original samples complete	Missing intervals mapped to zero
3	4	3,357	Partial results	Missing intervals mapped to zero
4	26	10,817	Pending results	Missing intervals unmapped
5	333	44,848	Historical with assay	Missing intervals mapped to zero
6	265	50,155	Historical no assay	Missing intervals mapped to zero

In addition to the off-property holes, five drill holes were excluded due to incomplete coordinates or depth data, while a further 15 holes were excluded due to lack of survey data (Table 14-4).

Table 14-4: Drill Hole Exclusions

Hole Number	Comment
NFGC-21-444	excluded in Leapfrog - lost hole, no core recovered
NFGC-21-434A	excluded in Leapfrog - not drilled due to wet ground conditions
NFGC-21-284	excluded in Leapfrog - no casing left in hole, not surveyed
NFGC-22-623A	excluded in Leapfrog - lost hole, no core recovered
AVP-C-10	excluded in Leapfrog - incomplete Labrador Gold hole
K-21-074RL	lacking survey
NFGC-24-2186	lacking survey - hole in-progress at time of database closure
K-21-075RL	lacking survey
K-21-027RL	lacking survey
K-21-116RL	lacking survey
K-21-091RL	lacking survey

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Hole Number	Comment
K-21-030RL	lacking survey
NFGC-24-2187	lacking survey - hole in-progress at time of database closure
K-21-103RL	lacking survey
K-21-036RL	lacking survey
K-21-012RL	lacking survey
K-21-039RL	lacking survey
K-21-017RL	lacking survey
K-21-111RL	lacking survey
NFGC-24-2185	lacking survey - hole in-progress at time of database closure
14.3	Geological Interpretation
14.3.1	Structure

The AFZ is the primary structure controlling gold mineralization at Queensway Project, hosting significant deposits such as Keats, Iceberg, Keats West, Golden Joint, and Lotto. The AFZ has been modelled by NFG geologists within the AFZ Core area over a strike length of 17 km. The width of the modelled structure ranges from approximately 20 m to 70 m true width. Gold mineralization occurs in both the footwall and hanging wall, with steeply dipping quartz-carbonate veins in the footwall and broad stockwork veining and low-angle faulting in the hanging wall. The KBFZ is a major ductile-brittle fault zone that runs obliquely east of the AFZ and plays a role in controlling gold vein arrays. Extending through Keats, Iceberg-Iceberg East, and Iceberg Alley, it forms an extensive damage zone that splays from the AFZ, creating mineralized domains along a 1.9 km strike length. The JBPFZ, spanning 12.5 km, hosts gold mineralization in ductile-brittle deformation zones, with epizonal-style vein arrays that parallel the southwest-striking stratigraphy, primarily in green siltstones.

Although mineralized drill hole samples are sometimes encountered within the AFZ, this is interpreted to reflect vein mineralization reworked during post mineral fault reactivation. As such, mineralized domains were largely constrained to the northwest of the AFZ hanging wall and to the southeast of the footwall. Although small portions of the wireframes sometimes extended into the AFZ, they do not significantly contribute to the estimated Mineral Resources at the AFZ Core and AFZ Peripheral areas and this material was limited to Inferred classification. SLR recommends that NFG continue to evaluate the geological and grade continuity of mineralized vein wireframe interpretations hosted within or extending into the modelled AFZ structure. SLR also recommends that NFG continue with plans for drilling geotechnical and hydrological drill holes to support considerations for open pit and underground optimization parameters.

Several mineralized faults are modelled as veins which offset or terminate other mineralized veins. Figure 14-1 shows selected mineralized faults in the context of all modelled mineralized veins in the AFZ Core area. An inset shows how Cokes_EastShear mineralized vein provides the eastern termination to several related mineralized veins.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-1: AFZ Core Area Selected Mineralized Faults Shown with All Veins

Plan View
Classification:
Selected Mineralized Faults
All Veins
+657600 E
+657800 E
N
Terminated Veins
+5427800 N
+5427600 N
+5427400 N
"Cokes_EastShear"
0
50
100
Metres
+657400 E
+657600 E
Plan View
Classification:
Selected Mineralized Faults
All Veins
+658000 E
+660000
N
+5430000 N
"KN_Occult"
+5428000 N
"V2Keats_Umbra"
"V2Keats_Solstice"
"V2Keats_421"
+5426000
0
500
1000
Metres
+656000 E
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
AFZ Core Area Selected Mineralized Faults Shown with All Veins
Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.3.2	Geology

Geological domains were constructed by NFG personnel using Leapfrog Geo and reviewed by SLR. These models were developed separately for different areas of the Project. While some boundary misalignments and larger volumes of unassigned background lithology are present, they do not impact the Mineral Resource estimate, as gold mineralization is structurally, rather than lithologically controlled.

The SLR QP recommends that NFG continue to develop a unified geological model and improve geological consistency across the Project. While such a model may not significantly impact mineralization modelling, it may enhance the overall geological framework and support broader exploration efforts.

14.3.2.1	AFZ Core Area

Lithological wireframes are constructed with practical resolution, focusing on identifying larger packages of siltstone and greywacke based on shared characteristics such as colour and geochemistry, rather than tracing specific interbeds between drill holes. Consequently, lithological wireframes categorized as greywacke may include significant amounts of logged siltstone, and vice versa.

The two main lithological units at the Project are greywackes and siltstones. The lithological wireframes delineate three greywacke units (SDG, SDG_Cr, and SDG_IB) and six siltstone units (BSIL, SIL, SIL_CuRich, SIL_GreyGreen, SILCR, and SILNI).

A separate overburden (OVB) wireframe was generated by NFG for the AFZ Core area and used to flag the relevant OVB blocks in the block model.

The resulting geological domains coded in the block model in the “geodom” and “geocode” variables are shown in Table 14-5:

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 14-5: Modelled Geological Domain Block Model Code

“geodom”	“geocode”	Description
AMD	1	Amygdular Mafic to Intermediate Dikes
BSGI	2	Interbedded siltstone and Greywacke
BSIL	3	Black Siltstone / Graphitic Siltstone
CMT	4	Conglomerate
Diabase_Var	5	Variolitic Diabase
GAB	6	Gabbro
SDG	7	Greywacke
SDG_Cr	8	Chrome-rich Greywacke
SDG_IB	9	Chrome-rich Greywacke - Interbedded with Siltstone
SIL	10	Siltstone
SILCR	11	Chrome-rich Siltstone
SILNI	12	Nickel-rich Siltstone
SIL_CuRich	13	Copper-rich Siltstone
SIL_GreyGreen	14	Grey-Green Siltstone
Unknown	15	Unknown within model
AIR	16	Above topography
OVB	17	Overburden
outside	999	Outside of the modelled volume

The geological model for the AFZ Core area is shown in Figure 14-2, without overburden.

Since some lithological units are defined by geochemistry, the SLR QP recommends that NFG continue submitting assay samples for multi-element geochemical analysis in future programs.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-2: AFZ Core Area Geological Model

+656000 E
+658000 E
+660000 E
+5432000 N
+5430000 N
+5428000 N
+5426000 N
+5424000 N
Plan View
N
0
500
1000
Metres
Geological Unit:
AMD
BSGI
BSIL
CMT
Diabase_Var
GAB
SDG
SDG_Cr
SDG_IB
SIL
SIL_CuRich
SIL_GreyGreen
SILCR
SILNI
Appleton Fault Zone
Plunge: +90
Azimuth: 000
+658000 E
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
AFZ Core Area Geological Model

NOTE: ("Unknown" volume masked)

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.3.2.2	AFZ Peripheral and JBP

Similar to the lithological wireframes for the AFZ Core area, wireframes for the AFZ Peripheral area were created by NFG at a project scale capturing the larger packages of siltstone and greywacke, as opposed to specific lithological intervals in the core logging.

The AFZ Peripheral area is divided by the Appleton Fault which is oriented in a northeast-southwest direction and dips steeply to the northwest. The hanging wall side has two main units consisting of interbedded black siltstone and greywacke and larger packages of siltstone. The footwall side is predominantly siltstone.

The JBP area is predominantly siltstone. Because of the homogeneous lithological characteristics, no wireframes were generated.

SLR generated the OVB wireframes for the AFZ Peripheral and JBP areas.

The geological model for the AFZ Peripheral area is shown in Figure 14-3.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-3: AFZ Peripheral Geological Model

Plan View
+5439000 N
+5436000 N
+5433000 N
+660000 E
+663000 E
N
0
0.5
1
1.5
Kilometres
Geological Unit:
BSGI
BSIL
GAB
SIL

Plunge: +90
Azimuth: 000

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

AFZ Peripheral Geological Model

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.3.3	Mineralization

Mineralization domains were constructed by NFG personnel using Leapfrog Geo and modified by SLR.

Mineralization at Queensway was modelled as veins, halos, and a 2 m buffer zone around the veins.

The veins represent the main mineralized veins, for which there is sufficient drill hole data to support a spatial interpretation.

Halos capture zones of spatially continuous but complex mineralization occurring at the intersections of mineralized veins. These may consist of stockworks, veinlets, and other mineralized features with a range of orientations, that may not align with the overall vein orientations.

The vein buffer was generated to capture low grade mineralized samples immediately adjacent to the veins and to reduce dilution with default zero grades outside of the veins during re-blocking and reporting. The buffer was not generated around the halos and made no consideration of intercept grades.

The mineralization wireframes were truncated below the overburden surface and topography.

Veins were generated as Leapfrog Geo vein system objects in consideration of detailed structural interpretation, but permitted a minimum width of 2 m, and were constructed with a nominal Au cut-off grade of 0.4 g/t. Drill hole intercepts below 0.4 g/t Au were sometimes included within the veins if surrounded by higher grade intercepts, in order to maintain reasonable geological continuity and prevent excessively concave boundaries.

Halos were generated as Leapfrog Geo intrusion objects, with a nominal Au cut-off grade of 0.4 g/t. Drill hole intercepts below 0.4 g/t Au were sometimes included within the halos to maintain reasonable geological continuity.

Within the AFZ Core area, mineralization domains consist of 308 veins, a 2 m buffer around the veins capturing adjacent low grade mineralization, and nine halo domains defining areas of complex mineralization occurring at the intersection of veins.

Within the AFZ Peripheral area, mineralization domains consist of 33 veins and a 2 m buffer around the veins capturing adjacent low grade mineralization.

Within the JBP area, mineralization domains consist of 17 veins and a 2 m buffer around the veins capturing adjacent low grade mineralization.

The buffer zone was truncated by the halo zones, as demonstrated by the vertical section shown in Figure 14-4. As noted above, for the geological interpretation, the SLR QP recommends that NFG continue submitting assay samples for multi-element geochemical analysis to help support mineralization interpretation. The following elements should be maintained as part of the current multi-element geochemical analysis package, as they are associated with mineralization or alteration at the Queensway Property:

•	Arsenic (As) - Strongly associated with arsenopyrite, a common mineral occurring alongside gold mineralization.
•	Antimony (Sb) - Notably linked to boulangerite and stibnite, with stibnite particularly present at the K2 prospect.
•	Tungsten (W) - Associated with mineralization in select zones.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

•	Lead (Pb) - Found in boulangerite, a lead-antimony sulfosalt associated with high grade gold intervals.
•	Copper (Cu) - Occurs in chalcopyrite, particularly in some high grade gold zones.
•	Silver (Ag) - Notably anomalous at certain prospects, such as Little Prospect.

The QP recommends that NFG continue incorporating hyperspectral core measurements as part of its logging practices. Currently, mineralized halo wireframes are primarily based on gold grade, but the identification of NH4 muscovite and phengite, which are associated with hydrothermal alteration near mineralized zones, may provide additional geological support for defining halo mineralization wireframes in the future. SLR also recommends that NFG continue to identify graphitic horizons within the assay sample table.

14.3.3.1	AFZ Core Area

A plan view of the AFZ Core area mineralization domains is shown in Figure 14-5.

The section highlights the use of trench samples, which were projected at a nominal elevation near the base of the excavated trench. The projection process involved calculating horizontal lengths from the start and end coordinates, generating a best-fit line to determine azimuth, and projecting channels onto a plane using RTK values with adjusted lengths. Each channel was assigned a single best-fit orientation, with the original RTK data retained for reference.

Mineralization wireframes were interpreted by snapping them to the projected trench samples. These intervals were then used to generate composites for estimation. Before estimation, the mineralization wireframes were clipped to the base of the overburden to ensure the mineralized volume was not overstated.

While this approach is appropriate for the current model, the QP recommends that trench samples be resurveyed to the top of bedrock in future model updates to improve the accuracy of estimation sample weights, which are dependent on distance calculations.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-4: Vertical Section Showing AFZ Core Area Mineralization Domains

Facing Northeast
Diamond Hole Samples
Trench Samples
+90
+60
+30
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge: 00
Azimuth: 030
SLR
Legend:
Overburden
Vein
Halo
Buffer
Waste
0
10
20
30
40
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Vertical Section Showing AFZ
Core Area Mineralization Domains

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-5: Plan View Showing AFZ Core Area Mineralization Domains

+656000 E
+658000 E
+666
Plan View
N
0
500
1000
Metres
Legend:
Vein
Halo
Buffer
Diamond Hole and Trench Samples
+5430000 N
+5428000 N
+5426000 N
Plunge: +90
Azimuth: 000
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Plan View Showing AFZ Core Area Mineralization Domains

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.3.3.2	AFZ Peripheral

A plan view of the AFZ Peripheral mineralization domains is shown in Figure 14-6. Not shown in the figure is the Golden Glove vein which lies approximately 2,400 m to the south.

A vertical cross-section view showing the veins, buffer, and overburden in the centre of the AFZ Peripheral area is shown in Figure 14-7. No halo wireframes were generated for either AFZ Peripheral or JBP due to there being limited mineralization outside of the modelled veins.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-6: Plan View Showing AFZ Peripheral Area Mineralization Domains

Legend:
Vein
Diamond Hole and Trench Samples
Plan View
+661500 E
+662250 E
+663000 E
+5438250 N
+5437500 N
+5436750 N
+5436000 N
+5435250 N
+5434500 N
+660750 E
+661500 E
N
0
250
500
750
1000
Metres
Plunge: +90
Azimuth: 000
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Plan View Showing AFZ Peripheral Area Mineralization Domains

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-7: Vertical Section Showing AFZ Peripheral Area Mineralization Domains

Facing Northeast
+60
+30
0
-30
-60
-90
-120
-150
-180
-210
Diamond Hole Samples
Plunge: 00
Azimuth: 030
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Legend:
Overburden
Vein
Buffer
0 10 20 30 40
Metres

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Vertical Section Showing AFZ Peripheral Area Mineralization Domains

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

14.3.3.3	JBP

A plan view of the JBP area mineralization domains is shown in Figure 14-8.

Figure 14-8: Plan View Showing JBP Area Mineralization Domains

+663000 E
+663500 E
+664000 E
+664500 E
+665000 E
Plan View
N
0
250
500
Metres
+5431000 N
+5430500 N
+5430000 N
+5429500 N
+5429000 N
Plunge: +90
Azimuth: 000
SLR
Legend:
Vein
Diamond Hole and Trench Samples

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Plan View Showing JBP Area Mineralization Domains

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The modelled mineralized types and assigned block model codes for the AFZ Core area are presented in Table 14-6.

Table 14-6: Modelled Mineralization Types

“mintype”	“typecode”	Description
Vein	0	308 mineralized veins
Halo	1	9 mineralized halos
Buffer	2	2 m buffer zone around veins
outside	999	Unmineralized

A full tabulation of mineralization domains, including the “mindom” and “mincode” block model variables is provided in Appendix 1.

14.4	Estimation Domains

Estimation domains were defined by the mineralization wireframes constructed using Leapfrog Geo (Section 14.3.3). Each individual vein volume and halo volume was treated as a separate estimation domain, while the vein buffer volume was treated as a single, separate domain.

Except for trench samples, domains were treated as having hard boundaries, and drill hole samples located outside of the volume were excluded. Trench samples had been projected to a nominal elevation and were sometimes located within the overburden volume despite actually sampling the bedrock. To resolve this issue, SLR flagged the trench samples using a copy of the geological model without the overburden and composited within these intervals, however, estimated blocks were constrained by the overburden.

14.5	Assay Statistics and Capping

Capping was applied to raw Au samples, prior to compositing.

Individual estimation domains were grouped according to similar Au grade distributions, proportion of samples above given thresholds, and total contained metal in preliminary NN estimates. Samples were capped according to these groups, in consideration of their cumulative distribution functions and identified outliers.

14.5.1	AFZ Core Area

For the AFZ Core area, a total of 18 capping groups were identified, as described in Table 14-7.

Table 14-7: Sample Capping Groups

Capping Group	Au Cap (g/t)	Count of Domains	Vein Names
1	350	13	Keats Main, Equinox and others
2	150	73	Keats Other
3	150	4	Keats West Harbinger
4	65	26	Cokes / Keats West Harbinger Other

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Capping Group	Au Cap (g/t)	Count of Domains	Vein Names
5	135	4	Dome / Lotto / GJ
6	105	47	Dome Other / Lotto Other / GJ Other
7	115	4	K2 / Everest / Jackpot
8	95	37	K2 Other / Everest Other / Jackpot Other
9	300	7	Iceberg
10	75	45	Keats North / Iceberg Other
11	35	20	Knob
12	55	4	Road
13	95	2	Monte Carlo
14	20	16	Monte Carlo Other
15	-	1	KingsPoint
16	-	6	TCH
17	10	9	Halos
18	5	1	Buffer

Example cumulative distribution functions for capping groups 1 and 9 are shown in Figure 14-9 with the applied Au cap. These capping groups broadly correspond to Keats Main and Iceberg, respectively:

Figure 14-9: Cumulative Distribution Functions for Capping Groups 1 and 9

The QP assessed the impact of the capping on the estimated block grades and determined it to be acceptable, with a comparison of Au statistics for key veins presented in Table 14-8.

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Table 14-8: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Au Statistics for Selected Domains in the AFZ Core Area

Domain	Uncapped Raw Assays						Capped Assays						Mean %Diff
	Length (m)	Mean (g/t)	SD (g/t)	CV	Min (g/t)	Max (g/t)	Length (m)	Mean (g/t)	SD (g/t)	CV	Min (g/t)	Max (g/t)
Honeypot	257	3.27	14.12	4.32	-	311.72	257	2.93	8.00	2.73	-	95.00	-10%
Jackpot	192	10.50	57.67	5.49	-	818.91	192	5.85	18.33	3.13	-	95.00	-44%
GJ_Main	203	19.51	142.88	7.32	-	2,109.72	203	7.09	24.32	3.43	-	135.00	-64%
K2_Annapurna	222	2.28	7.01	3.08	-	106.50	222	2.28	7.01	3.08	-	106.50	0%
K2_K2	848	1.69	3.62	2.15	-	54.59	848	1.69	3.62	2.15	-	54.59	0%
K2_K2No2	191	1.95	6.82	3.49	-	111.62	191	1.95	6.82	3.49	-	111.62	0%
K2_K2S1	250	1.63	3.31	2.03	-	56.70	250	1.63	3.31	2.03	-	56.70	0%
K2_K2S2	162	1.33	2.40	1.80	-	34.80	162	1.33	2.40	1.80	-	34.80	0%
K2_Kashmir2	76	4.86	56.82	11.69	0.01	988.70	76	1.91	6.83	3.58	0.01	95.00	-61%
K2_Meru	287	2.09	6.99	3.35	-	130.50	287	2.07	6.61	3.20	-	115.00	-1%
Keats_Main	939	14.01	71.40	5.10	-	1,088.00	939	11.29	44.50	3.94	-	350.00	-19%
KW_HarbingerWest	319	1.01	4.38	4.34	-	90.10	319	0.98	3.79	3.87	-	65.00	-3%
KW_Powerline	147	0.72	1.37	1.90	-	9.76	147	0.72	1.37	1.90	-	9.76	0%
KW_Harbinger1	245	7.64	31.34	4.10	-	519.00	245	6.28	16.85	2.68	-	150.00	-18%
KW_Harbinger2	304	6.96	34.50	4.96	-	468.00	304	5.48	18.43	3.36	-	150.00	-21%
KW_Harbinger2X	58	9.21	27.11	2.95	0.01	221.00	58	6.76	12.34	1.82	0.01	65.00	-27%
Lotto	441	11.37	75.75	6.67	-	1,332.55	441	6.19	23.32	3.77	-	135.00	-46%
MM_Cassino	80	1.51	4.48	2.97	-	65.00	80	1.34	2.51	1.87	-	20.00	-11%
MM_KenoHill	72	7.27	30.23	4.16	-	315.96	72	5.56	16.38	2.94	-	95.00	-24%
MM_MonteCarlo	195	2.68	8.12	3.03	0.01	111.00	195	2.64	7.71	2.91	0.01	95.00	-1%
REG_Atlantic	104	0.98	1.13	1.15	-	6.02	104	0.98	1.13	1.15	-	6.02	0%
ICE_T1000	180	21.41	86.92	4.06	-	756.96	180	16.50	54.86	3.32	-	300.00	-23%
Iceberg	697	11.47	44.16	3.85	-	529.00	697	10.70	37.09	3.47	-	300.00	-7%
Equinox	251	22.65	118.95	5.25	-	1,427.40	251	14.99	54.45	3.63	-	350.00	-34%
Keats South	97	3.31	22.32	6.74	0.01	290.00	97	2.52	12.33	4.90	0.01	150.00	-24%
Note: SD = Standard Deviation; CV = Coefficient of Variation
14.5.2	AFZ Peripheral and JBP

Due to the distance between the deposits, separate capping analyses were completed for AFZ Peripheral and JBP. The QP assessed the impact of the capping on the estimated block grades and determined it to be acceptable.

14.5.2.1	AFZ Peripheral

Four capping groups were identified for the AFZ Peripheral area. A separate cap value was used for the samples within the buffer wireframe (Table 14-9). A comparison of the raw and capped gold assay statistics for the larger veins is shown in Table 14-10.

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Table 14-9: Sample Capping Groups - AFZ Peripheral

Capping Group	Cap (g/t)	Count of Domains
HG1	60	4
HG2	75	3
MG	30	5
LG	10	7
Buffer	1	1
Uncapped	-	14

Table 14-10: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Statistics for Selected Domains in the AFZ Peripheral Area

Domain	Uncapped Raw Assays						Capped Assays						Mean % Diff
	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)
BV - Almond	246	2.55	12.12	4.75	0.00	160.42	246	2.03	7.35	3.62	0.00	60.00	-20%
BV - BigVein	126	2.23	17.86	8.00	0.00	276.56	126	1.37	5.51	4.01	0.00	60.00	-39%
BV - Disco Shear Splay_2	156	0.78	0.52	0.67	0.00	2.75	156	0.78	0.52	0.67	0.00	2.75	0%
BV - Disco Shear_1	517	0.61	0.64	1.05	0.00	4.57	517	0.61	0.64	1.05	0.00	4.57	0%
BV - Disco Shear_3	751	0.59	0.68	1.17	0.00	16.44	751	0.58	0.60	1.03	0.00	10.00	-1%
BV - Disco Shear_4	349	0.73	0.90	1.24	0.00	8.43	349	0.73	0.90	1.24	0.00	8.43	0%
BV - Disco Shear_5	334	0.77	4.16	5.37	0.00	75.86	334	0.64	1.70	2.66	0.00	30.00	-18%
BV - Peanut	224	1.99	6.90	3.48	0.00	99.31	224	1.65	4.16	2.53	0.00	30.00	-17%
BV - Pistachio Fault	50	5.70	35.83	6.28	0.02	290.73	50	2.26	9.18	4.06	0.02	60.00	-60%
BV - Walnut	73	0.85	1.05	1.23	0.00	5.93	73	0.85	1.05	1.23	0.00	5.93	0%
DK - Punt	74	1.38	2.68	1.94	0.02	31.86	74	1.25	1.39	1.11	0.02	10.00	-10%
BV - Macadamia	50	5.42	20.93	3.87	0.00	128.51	50	4.21	14.10	3.35	0.00	75.00	-22%
Buffer	3652	0.12	0.22	1.83	0.00	5.00	3652	0.11	0.18	1.54	0.00	1.00	-4%
Note: SD = Standard Deviation; CV = Coefficient of Variation
14.5.2.2	JBP

Three capping groups were identified for the JBP area. A separate cap value was used for the samples within the buffer wireframe (Table 14-11). A comparison of the raw and capped gold assay statistics is shown in Table 14-12.

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Table 14-11: Sample Capping Groups - JBP

Capping Group	Cap (g/t)	Count of Domains
HG	50	4
MG	25	3
LG	15	2
Buffer	1	1
Uncapped	-	8

Table 14-12: Comparison of Length-Weighted Uncapped Raw Assay and Capped Assay Statistics for the Domains in the JBP Area

Domain	Uncapped Raw Assays						Capped Assays						Mean % Diff
	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)
1744 - 1744	38.50	2.66	8.06	3.03	0.00	44.38	38.50	2.16	5.64	2.61	0.00	25.00	-19%
1744 - 1744_HW	49.80	1.49	3.78	2.53	0.01	19.60	49.80	1.39	3.32	2.39	0.01	15.00	-7%
1744 - 1744_North	14.75	0.70	1.10	1.57	0.00	5.01	14.75	0.70	1.10	1.57	0.00	5.01	0%
1744 - 1744_North2	31.97	0.96	2.18	2.26	0.00	11.40	31.97	0.96	2.18	2.26	0.00	11.40	0%
1744 - 1744_Other	72.01	2.11	11.47	5.45	0.00	105.83	72.01	1.52	7.03	4.63	0.00	50.00	-28%
H Pond - H Pond_1	59.10	1.95	9.28	4.77	0.00	124.47	59.10	1.57	4.58	2.91	0.00	50.00	-19%
H Pond - H Pond_2	43.76	1.29	3.50	2.72	0.00	31.75	43.76	1.23	3.04	2.47	0.00	25.00	-4%
H Pond - H Pond_3	50.25	0.91	1.77	1.94	0.00	12.39	50.25	0.91	1.77	1.94	0.00	12.39	0%
H Pond - H Pond_N	32.30	0.64	1.14	1.76	0.00	5.04	32.30	0.64	1.14	1.76	0.00	5.04	0%
H Pond - H Pond_N2	14.35	2.22	3.16	1.42	0.01	10.80	14.35	2.22	3.16	1.42	0.01	10.80	0%
PP - PN2A	30.05	2.73	12.80	4.68	0.00	88.70	30.05	1.96	7.52	3.84	0.00	50.00	-28%
PP - PN_1	56.58	0.77	1.22	1.59	0.00	6.65	56.58	0.77	1.22	1.59	0.00	6.65	0%
PP - PN_1_HW	49.86	1.00	2.18	2.17	0.00	13.20	49.86	1.00	2.18	2.17	0.00	13.20	0%
PP - PN_2	50.19	3.82	25.75	6.74	0.00	255.00	50.19	1.78	6.39	3.59	0.00	50.00	-53%
PP - PN_Flat1	18.20	1.73	5.65	3.27	0.00	29.34	18.20	1.59	4.94	3.11	0.00	25.00	-8%
PP - Pocket_Shoreline	48.30	1.52	3.20	2.11	0.00	21.80	48.30	1.40	2.47	1.77	0.00	15.00	-8%
PP - Pocket_Shoreline_Splay	25.51	1.31	2.16	1.65	0.07	14.36	25.51	1.31	2.16	1.65	0.07	14.36	0%
Buffer	1,061.17	0.06	0.17	2.80	0.00	4.05	1,061.17	0.06	0.13	2.26	0.00	1.00	-5%
Note: SD = Standard Deviation; CV = Coefficient of Variation

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Capping levels should be continually reviewed across AFZ Core, AFZ Peripheral and JBP for gold as new drilling information becomes available and more robust populations are developed for a given vein or group of veins.

14.6	Density

NFG conducted density measurements using various methods during drilling and metallurgical testing. These included downhole gamma-gamma logging, gas pycnometer measurements on assay sample pulps, wax immersion Archimedes measurements on drill core, and a modified Archimedes method (without wax) on crushed and screened rock samples for metallurgical testing.

To determine suitable density values for mineralized and unmineralized rock applicable to the Mineral Resource estimate, SLR reviewed all available density data from these four methods. The evaluation included an analysis of density variations using mineralization and lithological wireframes, as well as a comparison against various geological attributes logged by NFG geologists. This analysis is provided in the subsections below.

14.6.1	Geological Modelling and Density Analysis Using Mineralization and Lithology Wireframes
14.6.1.1	Mineralization Wireframes

Mineralization wireframes were constructed with a minimum thickness of two metres. Consequently, some portions of these wireframes consist entirely of mineralized quartz vein material, while others include a mix of mineralized vein material and wall rock.

One of the geological attributes logged by NFG geologists was the percentage of vein material within a given interval. This information was recorded in a dedicated table during core logging to capture vein characteristics. This approach differed from quartz logged within the lithology table, where quartz required a minimum downhole length threshold to be classified as its own lithological unit. For example, an interval logged as 16.2 m of brecciated veins with an average width of 3 cm would not have sufficient continuous quartz thickness to qualify as a distinct lithological unit. Instead, it would be logged in the vein table. For this interval, the true widths of the 3 cm veins would be summed to estimate the vein percentage. If the vein percentage for this interval was 15%, the total summed true width of the quartz veins would be 2.43 m within the 16.2 m interval. The remaining 13.77 m would consist of wall rock interspersed between the 3 cm brecciated veins, randomly distributed throughout the interval.

SLR analyzed logged vein intervals whose midpoints occurred within the mineralized wireframes and calculated the total quartz material relative to the total interval widths. On average, for the Queensway deposit, a wireframe intercept contains approximately 20% to 30% quartz.

When the mineralized wireframes are used to flag density samples, the samples can be reasonably expected to reflect the co-mingling of mineralized quartz veins with wall rock in an approximate 1:4 ratio.

14.6.1.2	Lithology Wireframes

The lithological wireframes at Queensway are constructed with practical resolution, focusing on identifying larger packages of siltstone and greywacke based on shared characteristics such as colour and geochemistry, rather than tracing specific interbeds between drill holes. Consequently, lithological wireframes categorized as greywacke may include significant amounts of logged siltstone, and vice versa. This mixing is acceptable for density assignments, as lithology is not a primary factor controlling vein mineralization at Queensway.

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The two main lithological units at the Queensway project are greywackes (SDG) and siltstones (SIL). The lithological wireframes delineate three greywacke units (SDG, SDG_Cr, and SDG_IB) and six siltstone units (BSIL, SIL, SIL_CuRich, SIL_GreyGreen, SILCR, and SILNI).

When density samples are flagged using the lithological wireframes, the samples are expected to reflect some degree of mixing between siltstone and greywacke. However, on a broader scale, siltstone wireframes predominantly represent logged siltstone lithologies, while greywacke wireframes are primarily composed of logged greywacke lithologies.

Since lithologies are logged attributes, they can be used directly to flag density samples regardless of the lithological wireframe in which they are located. Examples of permutations for evaluating density samples include: SDG lithologies within SIL wireframes, SDG lithologies within SDG wireframes, or SDG lithologies (as logged) with no wireframe constraint.

14.6.2	Application of Lithological Wireframes in the Evaluation of Density Measurements
14.6.2.1	Gamma-Gamma vs. Pycnometer

A total of 14 drill holes contained both gamma-gamma and pycnometer density measurements before the practice of gamma-gamma measurements was discontinued. SLR flagged gamma measurements that fell within the corresponding pycnometer measurement intervals for comparison.

The analysis covered a total length of 97.41 m, yielding a length-weighted average gamma-gamma density of 2.90 g/cm³ and a pycnometer density of 2.76 g/cm³. This represents a 5.3% higher density for gamma-gamma measurements compared to pycnometer results.

This high bias was also observed on a larger scale when SLR compared gamma-gamma and pycnometer density measurements within the Queensway lithology wireframes, excluding samples located within overburden or mineralized vein wireframes. While the bias was less pronounced than the 5.3% found in the overlapping intervals, Table 14-13 shows a consistent high bias ranging from 1.1% to 3.1%, depending on the lithology wireframe.

In the SLR QP’s opinion, due to the consistently high bias as well as other geological factors, gamma-gamma measurements were not used to support the assignment of densities at the Queensway Project.

Table 14-13: Comparison of Gamma-Gamma and Pycnometer Density Measurements

Lithology Wireframe	Gamma Count	Gamma Length (m)	Gamma Mean	Pycno Count	Pycno Length (m)	Pycno Mean	% Difference
SDG	108,981	2,739.49	2.82	152	82.21	2.76	-1.9%
SDG_Cr	177,183	4,699.91	2.82	251	141.64	2.76	-2.3%
SDG_IB	84,327	2,108.30	2.82	248	124.72	2.73	-3.1%
SDG Combined Total	370,491	9,547.70	2.82	651	348.57	2.75	-2.5%

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Lithology Wireframe	Gamma Count	Gamma Length (m)	Gamma Mean	Pycno Count	Pycno Length (m)	Pycno Mean	% Difference
SIL	32,262	1,054.00	2.83	646	334.48	2.74	-2.9%
SIL_CuRich	173,744	4,343.62	2.82	359	198.54	2.74	-3.0%
SIL_GreyGreen	17,135	428.38	2.81	692	374.54	2.75	-2.2%
SILCR	4,309	107.73	2.78	258	131.19	2.75	-1.1%
SILNI	7,060	210.49	2.80	1046	517.01	2.74	-2.0%
SIL Combined Total	234,510	6,144	2.82	3,001	1,555.76	2.74	-2.7%

Totals	605,001	15,692	2.82	3,652	1,904.33	2.75	-2.7%
14.6.2.2	Pycnometer (Lithology Wireframes vs. Logged Lithology)

To evaluate the pycnometer density measurements within the lithology wireframes, SLR flagged density samples based on the wireframe they were located in, excluding all samples within the mineralized vein and overburden wireframes. A total of 7,284 measurements, covering 3,918.71 m, were flagged across 15 lithology wireframes. The average density of these intervals was 2.75 g/cm³. Among the 12 wireframes with more than 40 measurements, average densities ranged from 2.73 g/cm³ to 2.76 g/cm³. The three greywacke wireframes (SDG, SDG_Cr, and SDG_IB) included 651 measurements spanning 348.57 m, with an average density of 2.75 g/cm³. The six siltstone wireframes (BSIL, SIL, SIL_CuRich, SIL_GreyGreen, SILCR, and SILNI) contained 3,001 measurements over 1,555.76 m, also with an average density of 2.74 g/cm³.

SLR also evaluated pycnometer density measurements based on the logged lithologies for each interval, excluding all samples within the mineralized vein and overburden wireframes. Similarly, 7,284 measurements, covering 3,918.71 m, were flagged across 15 logged lithology codes. The most prominent lithologies were SDG and SIL, with 1,583 measurements over 815.32 m and 4,923 measurements over 2,713.55 m, respectively (Table 14-14). The average density for SDG samples was 2.74 g/cm³, while SIL samples averaged 2.76 g/cm³.

Table 14-14: Pycnometer Density Measurements for SDG and SIL

Litho Name	Count	Length (m)	Mean
SDG	1,583	815.32	2.74
SIL	4,923	2,713.55	2.76

Since the lithological wireframes categorized as greywacke may include significant amounts of logged siltstone and vice versa, it seems reasonable that the SDG and SIL wireframes are less variable than the logged SDG and SIL lithologies.

14.6.2.3	Pycnometer and Wax Immersion Archimedes (Logged Lithology)

To evaluate potential differences between the pycnometer and wax immersion methods, SLR analyzed wax immersion Archimedes method density measurements based on the logged lithology of the measured intervals (Table 14-15). As with other comparisons, wax immersion samples were limited to intervals located outside the mineralized wireframes. A total of 187 measurements were collected over a combined length of 19.30 m, with samples taken in approximately 10 cm increments.

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The average density of these 187 non-quartz lithology measurements, located outside the mineralized wireframes, was 2.71 g/cm³. Among these, 79 measurements corresponded to greywacke (SDG), with an average density of 2.69 g/cm³, while 86 measurements corresponded to siltstone (SIL), with an average density of 2.74 g/cm³.

Table 14-15: Pycnometer and Wax Immersion Density Comparison for SDG and SIL

Method	Lithology	Number of Samples	Length	Average Density (g/cm³)
Pycnometer	SDG	1,583	815.32	2.74
Wax Immersion	SDG	79	8.16	2.70
% Difference				-1.6%

Pycnometer	SIL	4,923	2,713.55	2.76
Wax Immersion	SIL	86	8.8	2.74
% Difference				-0.6%

The pycnometer method reported an average density of 2.74 g/cm³ for greywacke, compared to 2.70 g/cm³ measured by the Archimedes method. Similarly, for siltstone, the pycnometer method reported an average density of 2.76 g/cm³, while the Archimedes method measured 2.74 g/cm³. These findings suggest a minor amount of porosity within both siltstones and greywackes, which is accounted for by the wax immersion method.

14.6.3	Application of Mineralized Wireframes in the Evaluation of Density Measurements
14.6.3.1	Pycnometer and Wax Immersion Archimedes (Logged Lithology)

SLR flagged samples within the vein wireframe models in Leapfrog based on the logged lithology. A total of 1,940 pycnometer density measurements were identified within the vein wireframe volumes, covering a combined length of 620.9 m. Sample lengths varied according to the assay intervals used in the analysis, with an average density of 2.76 g/cm³. The veins were bulked out to a minimum thickness, and material logged as "vein" within a wireframe interval often included a mix of vein material and wallrock. The primary lithologies present were quartz, greywacke, and siltstone. It is important to note that the quartz logged within the lithology table represents only a subset of the total quartz material present, as a minimum length of quartz was required for it to be recorded as a unique lithology.

Of the 1,940 density measurements, 175 samples were logged as quartz, covering a total length of 88.67 m with an average density of 2.72 g/cm³. Additionally, 301 samples were logged as greywacke, covering 84.11 m with an average density of 2.76 g/cm³, and 1,428 samples were logged as siltstone, covering 433.83 m with an average density of 2.77 g/cm³.

SLR also examined quartz intervals outside the vein wireframes. An additional 150 samples were logged as quartz, covering 58.38 m with an average density of 2.70 g/cm³. The slightly higher average density of quartz within the vein wireframes (2.72 g/cm³) may be attributed to the presence of sulphides. Similarly, the average densities of greywacke and siltstone within the mineralized vein wireframes were slightly higher than those outside the wireframes, with greywacke showing 2.76 g/cm³ versus 2.74 g/cm³, and siltstone showing 2.77 g/cm³ versus 2.76 g/cm³.

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SLR also reviewed wax immersion Archimedes method density measurements within the mineralized vein wireframes, compiled by NFG based on the logged lithology of the measured intervals. A total of 44 measurements were collected over 4.47 m, with samples taken in approximately 10 cm increments. Of these, five measurements corresponded to greywacke, five to siltstone, and 34 to quartz vein material. The average density of the 34 quartz vein samples was 2.62 g/cm³, while the average density of the remaining 10 non-quartz samples was also 2.63 g/cm³. Table 14-16 provides a comparison of average pycnometer densities and average Archimedes method densities for logged quartz vein material occurring within mineralized wireframes.

SLR also examined quartz intervals outside the vein wireframes. An additional 43 samples were logged as quartz, covering 4.33 m, with an average density of 2.60 g/cm³. The slightly higher average density of quartz within the vein wireframes (2.62 g/cm³) may be due to the presence of sulphides.

Among the 77 quartz measurements located both inside and outside the vein wireframes, 27 were brecciated veins, with an average density of 2.64 g/cm³, and 25 were stylolitic veins, with an average density of 2.61 g/cm³. The vein table, which provided the vein styles, also included the quartz percentage of the larger interval from which the approximate 10 cm sample was taken. SLR found no discernible difference in density when filtering out wax immersion samples with less than 100% quartz.

Table 14-16: Comparison of Pycnometer vs. Archimedes - Logged Quartz Vein within Mineralized Wireframes

Lithology	Pycnometer - Avg Density (g/cm³)	Archimedes - Avg Density (g/cm³)	Pycnometer - Sample Count	Archimedes - Sample Count
Quartz (In Vein Wireframes)	2.72	2.62	175	34

Within the mineralized vein wireframes, the pycnometer method reported an average density of 2.72 g/cm³ for quartz, compared to 2.62 g/cm³ measured using the Archimedes method. This discrepancy suggests the presence of minor porosity within the quartz veins, which is accounted for by the wax immersion method. Also of note, the wax immersion density samples within the mineralized vein wireframes are heavily skewed toward quartz, representing 77% of the samples, even though quartz accounts for only 9% of the total pycnometer density samples within the same wireframes. SLR recommends that NFG conduct more density samples within the mineralized vein wireframes with the intention of targeting a proportion of quartz and wall rock that is more reflective of the approximate 1:4 ratio of quartz to wall rock observed in the vein wireframes.

The porosity of mineralized quartz intervals can vary depending on the vein style and texture. Some quartz veins appear more "massive" in both cut and uncut core, whereas surface pitting observed in hole NFGC-20-45 (Figure 14-10, Keats Main) may result from alteration or leaching processes.

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Figure 14-10: Close-up of Cut Vein Surface from Hole NFGC-20-45

Source: NFG 2020.

Figure 14-11 shows an example of pitting on the surface of uncut core from hole NFGC-21-80 located within Keats Main, where pits appear to have formed in association with flecks of arsenopyrite as part of a stylolitic vein.

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Figure 14-11: Close-up of Core Surface from Hole NFGC-21-80

Source: NFG 2021.

Based on the available data, the QP believes that some of the density differences between pycnometer and Archimedes density results may be attributed to the pitting features observed in Figure 14-10 and Figure 14-11.

14.6.3.2	Density Measurements Associated with Metallurgical Testing

Densities were measured during metallurgical testing of variability composites conducted at Base Metallurgical Laboratories Ltd. (Base Met Labs), as described in Section 13.0. The method used was similar to the Archimedes principle, but wax coating was not applied during the process.

Table 14-17 below summarizes the density measurements associated with metallurgical test work:

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Table 14-17: Metallurgical Testing Density

Sample Designation	SG (g/cm3)
KZ-MC-1	2.71
KZ-MC-2	2.73
LZ-MC	2.72
IB#6	3.08
IB#3	2.80
IB#13	2.73
IB#18	2.62
IB#24	2.65
IB#32	2.78
IB#40	2.78
IB#45	2.75
IB-MC	2.70

In general, the range of densities measured during metallurgical testing were comparable to those obtained using the pycnometer. While these measurements provide a useful point of reference, it would be uncommon to use measurements obtained during metallurgical testing to support density assignment for Mineral Resource estimation when wax immersion core measurements are available. For these reasons, SLR did not rely on the density measurements obtained during metallurgical testing when assigning densities for the Mineral Resource estimate.

14.6.4	Summary Discussion

As discussed in Section 11.5, the Queensway deposit is supported by drill core density measurements calculated using the water immersion (or Archimedes) method using wax coating to account for porosity. Gas pycnometer samples and gamma-gamma downhole density logs are also available, though are not used by SLR to calculate density values for the Mineral Resources.

For the Queensway deposit, wireframe intercepts typically contain approximately 20% to 30% quartz on average, as noted in the section on mineralized vein wireframes. Consequently, when density samples are flagged within the mineralized vein wireframes, they can reasonably be expected to reflect the co-mingling of mineralized quartz veins with wall rock in an approximate 1:4 ratio.

However, SLR observed that the wax immersion density samples within the mineralized vein wireframes were heavily skewed toward quartz, representing 77% of the samples. This is significantly higher than the 20% to 30% that would be expected if the sampling were representative of the vein logging recorded in the core logs.

To address this discrepancy and determine an appropriate density for the mineralized vein wireframes, SLR calculated a weighted average of the wax immersion densities. Proportions of 15% for greywacke (SDG) at 2.70 g/cm³, 65% for siltstone (SIL) at 2.74 g/cm³, and 25% for quartz at 2.62 g/cm³ were used to arrive at a weighted average density of 2.70 g/cm³. This value was then assigned to the block model blocks contained within the mineralized vein and halo wireframes. The host bedrock density was retained for the 2 m mineralization buffer.

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The wax immersion Archimedes method is widely recognized as the industry standard for mining applications because it quantifies porosity, offering a more accurate representation of in situ rock density. Based on this method, SLR has assigned the densities for the Mineral Resource estimate, as shown in Table 14-14.

In addition to the 2.70 g/cm3 value assigned to the mineralization, individual average bulk densities were calculated for several host rock units using the wax immersion samples and assigned to the relevant blocks in the block model (Table 14-18). Due to a lack of supporting samples, an OVB value of 2.0 g/cm3 was selected.

Table 14-18: Assigned Average Bulk Density by Domain.

Domain	Bulk Density (g/cm3)	Source
OVB	2.00	Default value
Mineralized vein / halo	2.70	Wax immersion
Greywacke (SDG)	2.70	Wax immersion
Other bedrock units	2.71	Wax immersion - All non-quartz
Siltstone (SIL)	2.74	Wax immersion

SLR recommends that NFG continue prioritizing wax immersion Archimedes method density measurements across the Mineral Resource area. Future efforts should focus on achieving sufficient spatial representation of densities across both the primary mineralized zones and the broader lithological units.

14.7	Compositing

Assay sample intervals were determined based on lithological, structural, and mineralization boundaries, following vein logging and sampling procedures. Sample lengths generally ranged between 30 cm and 100 cm, with 36% of the samples having a length of 100 cm (55% by length). Drill hole and trench samples were composited to one-metre lengths, which is consistent with the most common sampling length (Figure 14-12) and corresponds to five composites per 5 m vertical block height. Residual end lengths below 0.3 m were added to the previous interval and no minimum sample coverage was required.

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Figure 14-12: Raw Assay Length Histogram

Due to a minor domain wireframe snapping issue affecting the Equinox domain, the composites in the following ranges informed by host rock samples but located within the domain wireframe were manually excluded from the estimate:

•	"NFGC-21-204" 296.5 m to 309.1 m
•	"NFGC-21-164" 277.5 m to 288.0 m
•	"NFGC-21-143" 270.9 m to 275.9 m
14.7.1	AFZ Core Area

The QP assessed the impact of compositing on the sample population grades and total length, determining the changes to be acceptable. Table 14-19 presents a comparison of 25 notable veins out of the total 308 veins. The discrepancy between assays and composites observed in the Equinox domain is due to the exclusion of selected composites, discussed above.

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Table 14-19: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for AFZ Core Area Selected Domains

Domain	Capped Assays						Composites						Length %Diff	Mean %Diff
	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)
Honeypot	257	2.93	8.00	2.73	-	95.00	257	2.93	6.57	2.24	-	66.93	0%	0%
Jackpot	192	5.85	18.33	3.13	-	95.00	192	5.85	16.02	2.74	-	95.00	0%	0%
GJ_Main	203	7.09	24.32	3.43	-	135.00	203	7.09	20.80	2.93	-	135.00	0%	0%
K2_Annapurna	222	2.28	7.01	3.08	-	106.50	222	2.28	4.88	2.14	0.01	48.29	0%	0%
K2_K2	848	1.69	3.62	2.15	-	54.59	848	1.69	2.99	1.77	-	34.60	0%	0%
K2_K2No2	191	1.95	6.82	3.49	-	111.62	191	1.95	5.18	2.65	0.01	62.52	0%	0%
K2_K2S1	250	1.63	3.31	2.03	-	56.70	250	1.63	2.47	1.51	0.01	22.06	0%	0%
K2_K2S2	162	1.33	2.40	1.80	-	34.80	162	1.33	1.84	1.38	0.02	14.44	0%	0%
K2_Kashmir2	76	1.91	6.83	3.58	0.01	95.00	76	1.91	3.95	2.07	0.01	26.74	0%	0%
K2_Meru	287	2.07	6.61	3.20	-	115.00	287	2.07	4.92	2.38	-	59.87	0%	0%
Keats_Main	939	11.29	44.50	3.94	-	350.00	939	11.29	35.53	3.15	-	333.45	0%	0%
KW_HarbingerWest	319	0.98	3.79	3.87	-	65.00	319	0.98	2.67	2.72	-	35.01	0%	0%
KW_Powerline	147	0.72	1.37	1.90	-	9.76	147	0.72	1.21	1.68	-	9.05	0%	0%
KW_Harbinger1	245	6.28	16.85	2.68	-	150.00	242	6.28	13.60	2.17	-	128.82	-2%	0%
KW_Harbinger2	304	5.48	18.43	3.36	-	150.00	299	5.48	16.63	3.03	-	149.80	-2%	0%
KW_Harbinger2X	58	6.76	12.34	1.82	0.01	65.00	58	6.76	8.54	1.26	0.04	43.28	0%	0%
Lotto	441	6.19	23.32	3.77	-	135.00	441	6.19	19.76	3.19	-	135.00	0%	0%
MM_Cassino	80	1.34	2.51	1.87	-	20.00	80	1.34	1.73	1.29	-	12.14	0%	0%
MM_KenoHill	72	5.56	16.38	2.94	-	95.00	72	5.56	11.79	2.12	-	68.83	0%	0%
MM_MonteCarlo	195	2.64	7.71	2.91	0.01	95.00	195	2.64	4.92	1.86	0.01	40.33	0%	0%
REG_Atlantic	104	0.98	1.13	1.15	-	6.02	104	0.98	1.01	1.03	-	5.39	0%	0%
ICE_T1000	180	16.50	54.86	3.32	-	300.00	180	16.50	49.21	2.98	-	294.25	0%	0%
Iceberg	697	10.70	37.09	3.47	-	300.00	697	10.70	29.75	2.78	-	278.52	0%	0%
Equinox	251	14.99	54.45	3.63	-	350.00	223	16.89	49.69	2.94	-	350.00	-11%	13%
Keats South	97	2.52	12.33	4.90	0.01	150.00	97	2.52	9.20	3.66	0.01	82.58	0%	0%
Note: SD = Standard Deviation; CV = Coefficient of Variation
14.7.2	AFZ Peripheral and JBP

The QP assessed the impact of compositing on the sample population grades and total length, determining the changes to be acceptable. A comparison is presented for key veins in the AFZ Peripheral area in Table 14-20 and for veins in the JBP area in Table 14-21.

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Table 14-20: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for Selected Domains in the AFZ Peripheral Area

Domain	Capped Assays						Composites						Length % Diff	Mean % Diff
	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)	Length (m)	Mean (g/t)	SD	CV	Min (g/t)	Max (g/t)
BV - Almond	246	2.03	7.35	3.62	0.00	60.00	245.94	2.03	5.67	2.80	0.00	48.49	0%	0%
BV - BigVein	126	1.37	5.51	4.01	0.00	60.00	125.81	1.37	4.61	3.36	0.00	35.70	0%	0%
BV - Disco Shear Splay_2	156	0.78	0.52	0.67	0.00	2.75	156.37	0.78	0.49	0.62	0.00	2.18	0%	0%
BV - Disco Shear_1	517	0.61	0.64	1.05	0.00	4.57	516.67	0.61	0.62	1.01	0.00	3.95	0%	0%
BV - Disco Shear_3	751	0.58	0.60	1.03	0.00	10.00	750.81	0.58	0.55	0.95	0.00	9.65	0%	0%
BV - Disco Shear_4	349	0.73	0.90	1.24	0.00	8.43	348.76	0.73	0.89	1.22	0.00	8.43	0%	0%
BV - Disco Shear_5	334	0.64	1.70	2.66	0.00	30.00	333.56	0.64	1.68	2.64	0.00	29.71	0%	0%
BV - Macadamia	50	4.21	14.10	3.35	0.00	75.00	50.05	4.21	12.19	2.90	0.00	75.00	0%	0%
BV - Peanut	224	1.65	4.16	2.53	0.00	30.00	224.34	1.65	3.87	2.35	0.00	30.00	0%	0%
BV - Pistachio Fault	50	2.26	9.18	4.06	0.02	60.00	50.34	2.26	6.38	2.82	0.02	36.33	0%	0%
BV - Walnut	73	0.85	1.05	1.23	0.00	5.93	73.11	0.85	1.04	1.22	0.00	5.93	0%	0%
DK - Punt	74	1.25	1.39	1.11	0.02	10.00	74.14	1.25	1.10	0.88	0.06	4.63	0%	0%
Buffer	3652	0.11	0.18	1.54	0.00	1.00	3651.68	0.11	0.17	1.46	0.00	1.00	0%	0%
Note: SD = Standard Deviation; CV = Coefficient of Variation

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Table 14-21: Comparison of Length-Weighted Capped Assay and Composite Au Statistics for JBP Domains

Domain	Capped Assays						Composites						Length % Diff	Mean % Diff
	Length (m)	Mean (g/t)	SD	CV	Minimum (g/t)	Maximum (g/t)	Length (m)	Mean (g/t)	SD	CV	Minimum (g/t)	Maximum (g/t)
1744 - 1744	38.50	2.16	5.64	2.61	0.00	25.00	38.50	2.16	4.57	2.12	0.02	18.70	0%	0%
1744 - 1744_HW	49.80	1.39	3.32	2.39	0.01	15.00	49.80	1.39	3.15	2.27	0.03	15.00	0%	0%
1744 - 1744_North	14.75	0.70	1.10	1.57	0.00	5.01	14.75	0.70	0.85	1.22	0.00	3.03	0%	0%
1744 - 1744_North2	31.97	0.96	2.18	2.26	0.00	11.40	31.97	0.96	1.63	1.69	0.01	6.77	0%	0%
1744 - 1744_Other	72.01	1.52	7.03	4.63	0.00	50.00	72.01	1.52	5.69	3.75	0.00	42.59	0%	0%
HPond - HPond_1	59.10	1.57	4.58	2.91	0.00	50.00	59.10	1.57	2.65	1.69	0.01	15.08	0%	0%
HPond - HPond_2	43.76	1.23	3.04	2.47	0.00	25.00	43.76	1.23	2.11	1.71	0.00	9.06	0%	0%
HPond - HPond_3	50.25	0.91	1.77	1.94	0.00	12.39	50.25	0.91	1.25	1.37	0.00	6.20	0%	0%
HPond - HPond_N	32.30	0.64	1.14	1.76	0.00	5.04	32.30	0.64	0.98	1.52	0.00	3.55	0%	0%
HPond - HPond_N2	14.35	2.22	3.16	1.42	0.01	10.80	14.35	2.22	3.00	1.35	0.03	10.80	0%	0%
PP - PN2A	30.05	1.96	7.52	3.84	0.00	50.00	30.05	1.96	5.66	2.88	0.00	29.43	0%	0%
PP - PN_1	56.58	0.77	1.22	1.59	0.00	6.65	56.58	0.77	1.06	1.39	0.00	5.34	0%	0%
PP - PN_1_HW	49.86	1.00	2.18	2.17	0.00	13.20	49.86	1.00	1.63	1.62	0.00	7.47	0%	0%
PP - PN_2	50.19	1.78	6.39	3.59	0.00	50.00	50.19	1.78	4.67	2.63	0.00	25.31	0%	0%
PP - PN_Flat1	18.20	1.59	4.94	3.11	0.00	25.00	18.20	1.59	3.60	2.27	0.00	15.05	0%	0%
PP - Pocket_Shoreline	48.30	1.40	2.47	1.77	0.00	15.00	48.30	1.40	2.07	1.48	0.00	12.32	0%	0%
PP - Pocket_Shoreline_Splay	25.51	1.31	2.16	1.65	0.07	14.36	25.51	1.31	1.28	0.98	0.15	4.84	0%	0%
Buffer	1061.17	0.06	0.13	2.26	0.00	1.00	1061.17	0.06	0.11	1.95	0.00	1.00	0%	0%
Note: SD = Standard Deviation; CV = Coefficient of Variation

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14.8	Trend Analysis
14.8.1	Variography

Experimental variography was completed for the most significant domains using the one-metre composites Normal Scores. The resulting assessments of grade continuity and anisotropy informed the orientations and ranges of search neighbourhood ellipses and high-yield restriction ellipses used for grade estimation, although fitted variogram models themselves were not required due to the use of ID3.

Example variograms for the Keats Main vein are shown in Figure 14-13, while the modelled variogram ellipse is compared with high grade plunge orientations suggested by a 5 g/t Au indicator contour in Figure 14-14. The generation of grade contours is discussed further in Section 14.8.2. The high grade plunges are interpreted to be related to the intersections of other veins with the Keats Main vein.

The clear anisotropy demonstrated by both grade contouring and variography was implemented within the dynamic anisotropy methodology for Keats Main by specifying plunge orientations when calculating local angles from the hanging wall surfaces. The resultant angles orient the anisotropic search ellipses parallel to the hanging wall surface, while projecting the plunge orientation onto this surface to define the major orientation.

Example variograms for the Iceberg vein are shown in Figure 14-15, while Figure 14-16 compares the modelled variogram ellipse with a 3 g/t Au contour and 15 g/t Au contour. The higher-grade portion is largely constrained to the west of the intersection with KN_Occult. The variography suggests a primary range of continuity of 30 m, dipping 72° toward 197°, which is also evident in the 3 g/t contour, however the 15 g/t contour indicates a flatter-lying primary continuity.

SLR chose to use the geological model of plunges associated with vein intersections along with the primary grade contour direction to determine forced plunges and ellipse anisotropy ratios for the Keats Main, Honeypot, KW_Harbinger 1 & 2, and Iceberg veins.

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Figure 14-13: Keats Main Normal Scores Variogram

Note: Variograms shown use Leapfrog convention, with positive dips pointing downwards and azimuth rotated clockwise from north.

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Figure 14-14: Keats Main >5 g/t Au Indicator Contour Compared with Related Vein Intersections

Facing Northwest

Drill Hole / Trench Assays
Prominent Plunges
Modelled
Variogram Ellipse
Plunge +30
Azimuth 324
0
50
100
Metres
5 g/t Indicator:
≥ 5 g/t
< 5 g/t

Veins that intersect the upper
plunges do not have intercepts >5 g/t
Legend:
Keats_Main
Keats_EW3
Keats_EW
Equinox
Keats_EQU2
Keats_EW2
Keats_EW3X
Keats_EW4
Keats_EW5
Keats_Equinox-Upper
Keats_KCV-N
Keats_Penumbra2
Prominent Plunges
Keats_Main
Plunge +30
Azimuth 324
0
50
100
Metres

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: SLR 2025.

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Figure 14-15: Iceberg Normal Scores Variogram

Note: Variograms shown use Leapfrog convention, with positive dips pointing downwards and azimuth rotated clockwise from north.

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Figure 14-16: Iceberg 3 g/t Au and 15 g/t Indicator Contours Compared with KN_Occult Vein Intersection

Facing North
3 g/t Indicator:
≥ 3 g/t
< 3 g/t
Drill Hole
Modelled Variogram Ellipse
KN_Occult
0 25 50 75 100
Metres
Plunge: +00
Azimuth: 000
15 g/t Indicator:
≥ 15 g/t
<15 g/t
Drill Hole
Modelled Variogram Ellipse
KN_Occult
0 25 50 75 100
Metres
Plunge: +00
Azimuth: 000
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: SLR 2025.

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14.8.2	Grade Contouring

As previously shown in Section 14.8.1, 3D grade contours were generated within selected domains using the Radial Basis Function (RBF) interpolant and RBF-based indicator interpolants in Leapfrog Geo. These had no trends applied within the vein orientation and were instead used to identify anisotropic trends within the domain, supporting the experimental variography completed. To reduce the influence of isolated, extreme high grades on the trend analysis process, the contouring was done using the capped assay grades and full-thickness composites.

An example is shown for Keats Main vein in Figure 14-17, using full thickness composites.

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Figure 14-17: Inclined Long Section Showing Untrended Au Grade Contours for Keats_Main Vein Domain

3D View
Elev (Z)
+80
+60
+40
+20
+0
-20
-40
-60
-80
-100
-120
North (Y)
East (X)
+5427350
+5427300
+657950
+658000
Au
(g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge +30
Azimuth 324
0
25
50
75
100
Metres

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: SLR 2025.

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14.9	Search Strategy and Grade Interpolation Parameters

Gold and grades were estimated using the ID3 interpolation algorithm in four nested search passes for the AFZ Core and AFZ Peripheral areas, and three nested search passes for the JBP area. Search ellipse orientations and ranges were determined in consideration of trend analysis completed for key domains and the available drill spacing.

The first three search pass ranges were determined in consideration of drill hole spacing, while the final search pass ellipse was used to populate remaining non-estimated blocks, of which a small proportion may be included in Inferred classification to maintain contiguous classification shapes.

The minimum and maximum number of composites used in the first pass were determined with consideration of the true width of each domain and the number of composites intersected by the domain. This ranged from a minimum of 15 samples in the first pass on some of the wider veins in the AFZ Core area, to four to six samples on some of the narrower veins in the JBP area. Ellipse sizes increased with subsequent passes, and the minimum, maximum, and maximum composites per hole were adjusted on each subsequent pass.

Grades were estimated on the centroids of the parent block and assigned to the sub-blocks belonging to the domain.

14.9.1	AFZ Core Area

All vein domains have search ellipsoid angles calculated through dynamic anisotropy, with plunges assigned for domains with anisotropy identified between major and semi-major orientations. Forced plunges were assessed for ten domains that exhibited reasonably robust grade trends based on full-thickness contouring, however, they were only implemented in five domains where the trends were considered well defined. The assigned plunges only impact ellipses with anisotropy ratios that are not 1:1 in the major and semi-major axes.

Search parameters for key vein domains are presented in Table 14-22.

Search parameters for halo domains and their global anisotropic trends, and the isotropic buffer domain are tabulated in Table 14-23.

Gold grades were not estimated in 799 blocks within the KP_Raven domain and 592 blocks in the adjacent buffer domain due to insufficient samples at the extremity of the vein margin. These blocks were assigned default zero grades. All other blocks within the mineralized domains were estimated.

Figure 14-18 provides an example of the search ellipse sizes for estimation passes 1 to 4 for the Golden Joint “GJ” Main vein domain.

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Figure 14-18: Long Section Showing Estimation Passes for the GJ Main Vein Domain

Looking East
+5428800 N
+5428650 N
+5428500 N
+5428350 N
+0
-150
Ellipse Sizes by Estimation Pass:
GJ Main - Pass 1
GJ Main - Pass 2
GJ Main - Pass 3
GJ Main - Pass 4
0
50
100
Metres
Plunge: 00
Azimuth: 090
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Long Section Showing Estimation Passes for GJ Main Vein Domain

Source: SLR 2025.

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Table 14-22: Search Parameters for Key Vein Domains - AFZ Core Area

“mindom”	Plunge		Pass 1						Pass 2						Pass 3						Pass 4
	Az (°)	Plunge (°)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)
Honeypot	105.5	-60	15	20	5	22.5	15	7.5	10	20	5	45	30	15	5	20	5	90	60	30	1	20	5	180	120	60
Jackpot	190	-62.5	12	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
GJ_Main	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_Annapurna	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_K2	227.5	-3	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_K2No2	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_K2S1	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_K2S2	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_Kashmir2	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
K2_Meru	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
Keats_Main	220	-25	15	20	5	45	15	7.5	10	20	5	90	30	15	5	20	5	180	60	30	1	20	5	360	120	60
KW_HarbingerWest	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
KW_Powerline	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
KW_Harbinger1	250	-20	12	16	4	30	15	7.5	8	16	4	60	30	15	4	16	4	120	60	30	1	16	4	240	120	60
KW_Harbinger2	250	-20	15	20	5	30	15	7.5	10	20	5	60	30	15	5	20	5	120	60	30	1	20	5	240	120	60
KW_Harbinger2X	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
Lotto	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
MM_Cassino	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
MM_KenoHill	-	-	9	12	3	15	15	7.5	6	12	3	30	30	15	3	12	3	60	60	30	1	12	3	120	120	60
MM_MonteCarlo	-	-	12	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
REG_Atlantic	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
ICE_T1000	60	-25	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
Iceberg	230	-5	15	20	5	30	15	7.5	10	20	5	60	30	15	5	20	5	120	60	30	1	20	5	240	120	60
Equinox	-	-	15	20	5	15	15	7.5	10	20	5	30	30	15	5	20	5	60	60	30	1	20	5	120	120	60
Keats South	-	-	9	12	3	15	15	7.5	6	12	3	30	30	15	3	12	3	60	60	30	1	12	3	120	120	60

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Table 14-23: Search Parameters for Halo Domains and Buffer Domain - AFZ Core Area

“mindom”	Angles			Pass 1						Pass 2						Pass 3						Pass 4
	Angle1 (°)	Angle2 (°)	Angle3 (°)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)	Min Comps	Max Comps	Max per DH	Range1 (m)	Range2 (m)	Range3 (m)
Buffer_Halo	0	0	0	9	12	4	15	15	15	6	12	4	30	30	30	3	12	4	60	60	60	1	12	4	120	120	120
Cokes_Halo	140	-6	8	9	20	4	15	15	5	6	16	4	30	30	10	3	12	4	60	60	20	1	12	4	120	120	40
KW_Harbinger_North_Halo	202	-29	5	9	20	4	15	15	5	6	16	4	30	30	10	3	12	4	60	60	20	1	12	4	120	120	40
KW_Harbinger_South_Halo	179	-16	1	9	20	4	15	15	5	6	16	4	30	30	10	3	12	4	60	60	20	1	12	4	120	120	40
Keats387_Halo	183	-11	-39	9	20	4	15	10	5	6	16	4	30	20	10	3	12	4	60	40	20	1	12	4	120	80	40
KeatsLower_Halo	226	-30	8	9	20	4	15	10	5	6	16	4	30	20	10	3	12	4	60	40	20	1	12	4	120	80	40
KeatsUpper_Halo	221	-33	13	9	20	4	15	10	5	6	16	4	30	20	10	3	12	4	60	40	20	1	12	4	120	80	40
Senior-MuddyWaters_Halo	256	-9	-20	9	20	4	15	15	5	6	16	4	30	30	10	3	12	4	60	60	20	1	12	4	120	120	40
TCC Halo	46	-7	78	9	20	4	15	15	5	6	16	4	30	30	10	3	12	4	60	60	20	1	12	4	120	120	40
Iceberg / Occult Halo	235	-11	18	9	20	4	15	10	5	6	16	4	30	20	10	3	12	4	60	40	20	1	12	4	120	80	40

Note: Angles use GSLIB rotation convention.

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The QP reviewed the proportion of each class estimated in each estimation pass, with Indicated blocks largely estimated within the first two estimation passes, while Inferred blocks were largely estimated within the second and third estimation passes. The unclassified portion of the model was largely estimated with the third and fourth estimation passes.

14.9.2	AFZ Peripheral and JBP

Four search passes were used to estimate the AFZ Peripheral area. Three search passes were used for JBP. There are no unestimated Au blocks in either the JBP or AFZ Peripheral models. Due to the wider drill hole spacing and narrower mineralized zones in those areas, it was not possible to identify any zones with well-defined plunges. The search ellipsoids used in the dynamic anisotropy had equal ranges for the major and semi-major axes.

The search parameters for the key vein domains and the buffer domain for the AFZ Peripheral area are shown in Table 14-24 and those for the JBP area are shown in Table 14-25.

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Table 14-24: Search Parameters for Key Vein Domains - AFZ Peripheral

Domain	Pass 1						Pass 2						Pass 3						Pass 4
	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)
Almond	12	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
BigVein	12	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Disco Shear Splay_2	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Disco Shear_1	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Disco Shear_3	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Disco Shear_4	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Disco Shear_5	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Macadamia	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Peanut	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Pistachio Fault	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Walnut	8	16	4	15	15	7.5	8	16	4	30	30	15	4	16	4	60	60	30	1	16	4	120	120	60
Punt	6	12	3	30	30	15	4	12	3	60	60	30	2	12	3	120	120	60	1	12	3	240	240	120
Buffer	6	12	3	30	30	15	4	12	3	60	60	30	2	12	3	120	120	60	1	12	3	240	240	120

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Table 14-25: Search Parameters for Key Vein Domains - JBP

Domain	Pass 1						Pass 2						Pass 3
	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)	Min Comps	Max Comps	Max per DDH	Range 1 (m)	Range 2 (m)	Range 3 (m)
1744	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
1744_HW	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
1744_North	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
H Pond_1	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
H Pond_2	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
PN2A	6	12	3	30	30	15	4	12	3	60	60	30	2	12	3	120	120	60
PN2	6	12	3	30	30	15	4	12	3	60	60	30	2	12	3	120	120	60
Pocket_Shoreline	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60
Buffer	4	12	3	30	30	15	3	12	3	60	60	30	2	12	3	120	120	60

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14.9.3	Dynamic Anisotropy

Search ellipse orientations were rotated locally using dynamic anisotropy, based upon local angles calculated from mesh face normal vectors extracted from the vein hanging walls.

For the AFZ Core area, local angles were estimated within RMSP on each of the parent cell locations for the domain in question, calculated using first-order Inverse Distance (ID1) interpolation of the 40 closest mesh normal vectors. For the AFZ Peripheral and JBP estimates, RBF dynamic anisotropy calculation methodology was used.

For most domains, the major and semi-major ranges of the search ellipse were equal and their orientation relative to each other was irrelevant. For five domains, however, anisotropy was identified and implemented within the dynamic anisotropy methodology by specifying plunge orientations when calculating local angles. The resultant angles project the plunge orientation onto the surface to provide the major orientation, while aligning the major and semi-major orientations with the dynamic anisotropy surface.

Dynamic anisotropy was not implemented for the buffer domain, which was treated as isotropic, or the halo domains, which had global trends assigned.

14.9.4	High Grade Restriction
14.9.4.1	AFZ Core Area

Within the AFZ Core area, high grade restrictions were applied to 189 domains for Au estimation. The restriction process involved two key components:

1	Grade Restriction Threshold - The grade value above which restrictions may be applied.
2	Restricted Search Dimensions - The spatial range within which high grade values were allowed to have full influence.

During estimation, composite values exceeding the grade threshold were permitted to have full influence within the restricted ellipsoid, while beyond this range, these values were capped to the threshold to limit their impact. This approach ensured that high grade samples maintained local influence while preventing the over-projection of higher grades into lower grade areas.

The grade restriction threshold values were determined on a domain-by-domain basis through a combination of histogram analysis and spatial assessments of sample spacing and grade continuity. The dimensions of the restricted search ellipsoids were generally set to approximately half the average drill hole spacing for each domain, with refinements made in certain domains based on local variations in composite distribution and spacing.

The search restriction ellipsoids share the same anisotropy as the primary search ellipsoid and are scaled to the same distance for each pass. The restricted search ellipsoid was defined based on the average orientation of dynamic anisotropy local angles for each vein.

For example, in domain T1000 at Iceberg, the average drill hole spacing is approximately 13.5 m, which was rounded to the nearest 5 m (15 m). The restricted search ellipse was set to half the drill hole spacing, resulting in search radii of 7.5 m x 7.5 m x 3.75 m.

•	Pass 1 search ellipse dimensions: 15 m x 15 m x 7.5 m
•	Pass 2 search ellipse dimensions: 30 m x 30 m x 15 m
•	Pass 3 search ellipse dimensions: 60 m x 60 m x 30 m

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•	Pass 4 search ellipse dimensions: 120 m x 120 m x 60 m

While search ellipsoids sizes increase with successive passes, the restricted search ellipse remains constant across all passes at 7.5 m x 7.5 m x 3.75 m, ensuring a consistent influence range for high grade restrictions.

The high grade restriction parameters applied to key veins in the AFZ Core area are presented in Table 14-26:

Table 14-26: High Grade Restriction Parameters for Key Domains

“mindom”	Au Threshold (g/t)	Range1 (m)	Range2 (m)	Range3 (m)	Angle1 (°)	Angle2 (°)	Angle3 (°)
Honeypot	20	22.5	15	7.5	98	299	51
Jackpot	55	12.5	12.5	6.25	200	293	314
GJ_Main	40	15	15	7.5	3	358	282
K2_Annapurna	40	12.5	12.5	6.25	341	360	89
K2_K2	22.5	15	15	7.5	229	354	337
K2_K2No2	25	12.5	12.5	6.25	11	12	41
K2_K2S1	-	-	-	-	346	37	340
K2_K2S2	-	-	-	-	355	41	352
K2_Kashmir2	15	22.5	22.5	11.25	20	353	287
K2_Meru	10	15	15	7.5	348	12	312
Keats_Main	175	30	10	5	222	334	308
KW_HarbingerWest	15	10	10	5	358	7	342
KW_Powerline	-	-	-	-	357	353	21
KW_Harbinger1	50	20	10	5	249	340	339
KW_Harbinger2	55	20	10	5	250	339	339
KW_Harbinger2X	30	10	10	5	5	24	7
Lotto	80	10	10	5	347	1	90
MM -Cassino	7	25	25	12.5	29	43	39
MM -KenoHill	35	12.5	12.5	6.25	3	58	4
MM -MonteCarlo	25	12.5	12.5	6.25	28	47	36
REG -Atlantic	-	-	-	-	25	19	54
ICE_T1000	100	7.5	7.5	3.75	62	335	89
Iceberg	130	15	7.5	3.75	232	354	289
Equinox	75	7.5	7.5	3.75	1	360	304
Keats South	20	17.5	17.5	8.75	24	14	62
Note: Angles use GSLIB rotation convention.

The QP assessed the impact of capping and high grade restriction on the estimated gold block grades by completing parallel estimates in which these controls were not applied. Based on this assessment, the QP considers the application of capping and high grade restriction to be appropriate and necessary. These measures effectively limit the influence of assay values and reduce the risk of grade overestimation by restricting the projection of high grade samples beyond what the QP considers to be reasonable geological and spatial limits of confidence.

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Search restriction distances and thresholds should be continually reviewed across AFZ Core, AFZ Peripheral, and JBP for gold as new drilling information becomes available and more robust populations are developed for a given vein or group of veins.

14.9.4.2	AFZ Peripheral and JBP

The estimates for JBP and AFZ Peripheral were visually and statistically validated by domain. Following validation, it was determined that any outlier Au grades were sufficiently limited by capping of the raw assay data and in the search parameters. No high grade restriction was implemented for JBP or AFZ Peripheral.

14.10	Block Models
14.10.1	AFZ Core Area

The AFZ Core area estimation block model is defined by the parameters presented in Table 14-27. A block model regularized to the 2.5 m x 2.5 m x 5 m parent cell dimensions was generated with the same minimum corner and boundary size, for the purposes of reporting open pit Mineral Resources. A further re-blocked model with 5 m x 5 m x 5 m cell dimensions was generated with the same minimum corner and boundary size, for the purpose of open pit optimization.

Block models were rotated 30° clockwise about the vertical axis, to better align with the strike of the mineralization.

The selected estimation block model parent block dimension of 2.5 m x 2.5 m x 5 m was selected in consideration of potential mining method selective mining unit (SMU) sizes, and drill hole spacing. The minimum sub-block size of 0.625 m x 0.625 m x 1.25 m was selected in consideration of the spatial complexity of the thinner mineralized veins, which required a small block size to adequately reproduce the domain volumes. A comparison of the wireframe and sub-block model volumes demonstrated that discrepancies were less than 1% for each domain.

Table 14-27: AFZ Core Estimation Block Model

	X	Y	Z
Parent Size (m)	2.5	2.5	5
Minimum Sub-Block Size (m)	0.625	0.625	1.25
Minimum Corner (m)	655,240	5,424,790	-430
Boundary size (m)	1,730	7,340	550
Rotation	30° clockwise about Z-axis

Due to the various downstream requirements of engineering software, the final estimation block model included equivalent categorical and integer variables (Table 14-28), which have been defined in previous sections. The 5 m x 5 m x 5 m open pit optimization block model and underground MSO block model were exported as Datamine format .dm files and contain only the numeric variables.

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Table 14-28: AFZ Core Area Block Model Variables

Categorical	Numeric	Description
mindom	mincode	Estimation domain (Section 14.3.3)
geodom	geocode	Geological domain (Section 14.3.1)
mintype	mincode	Mineralization type (Section 14.3.3)
class	clascode	Resource classification (Section 0)
	au_idw	ID3 estimated Au grade (g/t)
14.10.2	AFZ Peripheral and JBP

The AFZ Peripheral and JBP estimation block models are defined by the parameters presented in Table 14-29 and Table 14-30, respectively. The AFZ Peripheral model was sub-divided into three separate models due to the size of the area. Further block models regularized to the parent blocks, and a 5 m x 5 m x 5 m re-blocked open pit optimization block model were generated with the same minimum corner and boundary size.

Table 14-29: AFZ Peripheral Estimation Block Model

Block Model Area 1
	X	Y	Z
Parent Size (m)	2.5	2.5	5
Minimum Sub-Block Size (m)	0.625	0.625	1.25
Minimum Corner (m)	657,270.4492	5,432,306.84116	-425
Boundary size (m)	3,800	3,920	545
Rotation	30° clockwise about Z-axis
Block Model Area 2
	X	Y	Z
Parent Size (m)	2.5	2.5	5
Minimum Sub-Block Size (m)	0.625	0.625	1.25
Minimum Corner (m)	659,230.4492	5,435,701.6607235	-425
Boundary size (m)	3,800	2,400	545
Rotation	30° clockwise about Z-axis
Block Model Area 3
	X	Y	Z
Parent Size (m)	2.5	2.5	5
Minimum Sub-Block Size (m)	0.625	0.625	1.25
Minimum Corner (m)	660,430.4492	5,437,780.1216925	-425
Boundary size (m)	3,800	2,500	545
Rotation	30° clockwise about Z-axis

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Table 14-30: JBP Estimation Block Model

Parameter	X	Y	Z
Parent Size (m)	2.5	2.5	5
Minimum Sub-Block Size (m)	0.625	0.625	1.25
Minimum Corner (m)	662,374.2205	5,428,476.8321	-425
Boundary size (m)	1,930	4,205	545
Rotation	30° clockwise about Z-axis
14.11	Classification

CIM (2014) definitions were used for Mineral Resource classification.

14.11.1	AFZ Core Area
14.11.1.1	Classification Criteria

The Mineral Resource classification was based on a hybrid approach that primarily considered local drill hole spacing (DSP) and the spatial variability as observed in normal score variograms of Queensway’s most notable domains.

Drill hole spacing was defined as the average distance to the three closest drill holes, rather than the distance of a block to the nearest drill hole composite. To assess spatial variability, normal score variograms were prepared for the 15 largest domains. While not all domains produced coherent experimental variograms, those that did showed that sample variability reached 85% of the sill at distances of 30 m to 40 m. Figure 14-13 and Figure 14-15 present the transformed normal score variograms for two of the largest domains, Keats Main and Iceberg, respectively.

These findings were confirmed through visual inspection, which indicated that sample grades within 30 m showed reasonable correlation, while samples further apart exhibited weaker grade continuity.

The classification criteria for Indicated and Inferred Mineral Resources were established as follows:

The nominal DSP required for Indicated and Inferred classification are listed below:

•	Indicated Mineral Resources: Defined where contiguous blocks have drill hole spacing of ≤30 m.
•	Inferred Mineral Resources: Defined where contiguous blocks have drill hole spacing of ≤60 m to 70 m.

Any Indicated blocks contained within the modelled AFZ structure were downgraded to Inferred classification to reflect the lower confidence associated with potentially reworked mineralization.

The QP considers these classification thresholds reasonable for the Project, based on experience with similar deposits.

Areas where wireframes extend beyond the nominal 60 m to 70 m drill hole spacing contain unclassified blocks.

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In the future, Measured Mineral Resources may be classified in areas where the average drill hole spacing is a minimum of 15 m or less between the closest three drill holes, as well as trench mapping and channel sampling to define the structural relationships, surface expression and confirm grade continuity. The QP considers this to be the minimum criterion for areas with low structural complexity. Areas with greater structural complexity may require tighter drill hole spacing, such as closely spaced (5 m x 5 m pattern) diamond or RC drilling, or additional support from reconciled production data to achieve Measured classification. The QP is of the opinion that the declaration of Measured Mineral Resources is not appropriate for this Project at its current stage of development.

For reporting Mineral Resources, classification within individual underground MSO panels was adjusted to reflect the dominant class within each panel.

14.11.1.2	Classification Application and Methodology

Mineral Resource classification wireframes were generated in Leapfrog Geo based upon DSP calculated in the drill hole intervals and edited to produce contiguous zones of like classification.

As further support for the classification approach, DSP was calculated for the blocks in each estimated domain, using a methodology that assumes drilling is completed on a regular grid, meaning that DSP can be approximated by the average distance to the three closest samples in different holes multiplied by √2.

The cumulative frequency of block DSP is shown for mineralized blocks in Figure 14-19, demonstrating that 83% of Indicated blocks have DSP below 30 m, while 79% of Inferred blocks have DSP below 60 m. Blocks outside of the classification shapes but with a block DSP below 70 m were assigned to the Inferred category, resulting in the truncation of the unclassified curve at 70 m on the X-axis.

Figure 14-19: Drill Hole Spacing Cumulative Frequency by Class for Parent Block Regularized Block Model

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The cumulative block DSP frequency of all estimated blocks within the parent block regularized model is shown in Figure 14-20, indicating that 31% of blocks have a DSP below 30 m and 73% of blocks have a DSP below 60 m, while almost all blocks have a DSP below 150 m:

Figure 14-20: Drill Hole Spacing Cumulative Frequency for Parent Block Regularized Block Model

A vertical cross-section showing the classified open pit and underground AFZ Core area Mineral Resource is provided in Figure 14-21, using the parent regularized block model for the open pit portion, and the sub-blocked estimation model for the underground portion. Veins shown on the left side of the figure belong to the K2 reporting area, while veins on the right belong to the Lotto reporting area.

Figure 14-22 demonstrates the GJ_Main classification before and after application of RPEEE constraints. This includes constraint by the underground MSO shapes, and reassignment of classification within each panel to reflect the dominant class within each.

Longitudinal sections showing the classified open pit and underground AFZ Core area Mineral Resource for Keats_Main, Iceberg, Lotto, and Jackpot are shown in Figure 14-23 to Figure 14-26.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-21: Vertical Section Showing Classified Open Pit and Underground Mineral Resource

Facing North - Northeast
+100
+100
Overburden
0
0
Open Pit Shell
-100
-100
MSO
Shapes
SLR
Classification:
Indicated
Inferred
0 25 50 75 100
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Vertical Section Showing Classified Open Pit and Underground Mineral Resource

Source: SLR 2025.

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Figure 14-22: GJ_Main Long Sections Showing Classification Before (Left) and After (Right) Application of RPEEE Constraints

Facing West
+5428350 N
+5428500 N
Open Pit Shell
Drill Hole Intersections
0
-150
-300
0 25 50 75 100
Metres
Plunge: 00
Azimuth: 270
GJ_Main Domain Classification Long Section Without RPEEE Constraints
Domain
GJ_Main Mineral Resource Long Section
Classification:
Indicated
Inferred
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
GJ_Main Long Sections Showing Classification Before and After Application of RPEEE Constraints

Source: SLR 2025.

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Figure 14-23: Keats_Main Long Section Showing Classified Open Pit and Underground Mineral Resource

Facing Northwest
Drill Hole / Trench Intersections
+100
0
-100
+100
+0
Domain
Underground Resource Constrained by MSO Shapes
Open Pit Shell
Plunge: 00
Azimuth: 315
SLR
Classification:
Indicated
Inferred
0
25
50
75
100
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Keats_Main Long Section Showing Classified Open Pit and Underground Mineral Resource

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 14-24: Iceberg Long Section Showing Classified Open Pit and Underground Mineral Resource

Facing Northwest
+200
+100
+0
-100
Drill Hole Intersections
Domain
Open Pit Shell
Underground Resource Constrained by MSO Shapes
Plunge: 00
Azimuth: 322
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Iceberg Long Section Showing Classified Open Pit and Underground Mineral Resource
Classification:
Indicated
Inferred
0
50
100
150
200
Metres

Source: SLR 2025.

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Figure 14-25: Lotto Long Section Showing Classified Open Pit and Underground Mineral Resource

Facing West
+5428900 N
+5429000 N
+5429100 N
+5429200 N
+100
0
-100
-200
Classification:
Indicated
Inferred
Open Pit Shell
Drill Hole Intersections
Underground Resource
Constrained by MSO Shapes
Domain
Plunge: 00
Azimuth: 270
SLR
0
25
50
75
100
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Lotto Long Section Showing Classified
Open Pit and Underground Mineral Resource
Source: SLR 2025.

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Figure 14-26: Jackpot Long Section Showing Classified Open Pit and Underground Mineral Resource

Facing North
+659200 E
+659300 E
+659400 E
+659500 E
+659600 E
+0
-100
Open Pit Shell
Underground Resource Constrained by MSO Shapes
Domain
Drill Hole Intersections
0
25
50
75
100
Metres
Plunge: 00
Azimuth: 000
Classification:
Indicated
Inferred
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Jackpot Long Section Showing Classified Open Pit and Underground Mineral Resource

Source: SLR 2025.

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14.11.2	JBP and AFZ Peripheral

The classification workflow for the JBP and AFZ Peripheral areas was also based upon DSP calculated on the drill hole intervals. This approach was validated using DSP calculated on each parent block within the sub-block model. The calculation, which was performed in Leapfrog software, was similar to that used for the AFZ Core area and was based upon the average Euclidean distance to three closest samples in separate drill holes, then multiplied by 1.41. The classification boundaries were generated using Leapfrog and manually edited to produce continuous wireframes.

A longitudinal section view through the classified open pit and underground resource in the centre of the AFZ Peripheral area (Big Vein - Disco Shear) is shown in Figure 14-27. A longitudinal section view showing the classified open pit and underground resource for the Disco Shear 3 domain is presented in Figure 14-28. A plan section view of the classified open pit blocks for the Doyle vein is shown in Figure 14-29. There are no classified underground blocks in the Doyle vein. Open pit resources are shown using the parent block model and underground resources are shown with the sub-blocked model.

The classified open pit and underground resource for the JBP Pocket Shoreline, PN, and H Pond areas are shown in longitudinal section view in Figure 14-30. Longitudinal sections of the classified open pit and underground resource within the PN2A and PN2 veins are shown in Figure 14-31. Open pit resources are shown using the parent block model and underground resources are shown with the sub-blocked model.

The nominal DSP required for Indicated and Inferred classification are listed below:

•	Indicated: 30 m
•	Inferred: 60 m
•	Unclassified: >60 m

Any Indicated blocks within the AFZ Peripheral area contained within the AFZ structure were downgraded to Inferred classification to reflect the lower confidence associated with potentially reworked mineralization. Material within the AFZ structure does not contribute materially to the QWN Mineral Resource.

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Figure 14-27: Long Section Showing Classified Open Pit and Underground Mineral Resources in the Centre of the AFZ Peripheral Area

Facing Northwest
+300
+300
+0
+0
-300
-300
-600
Topography
Classification:
Indicated
Inferred
Underground
Resource Constrained
by Shapes
SLR
Legend:
Overburden
Drill Hole Trace
Open Pit Shell
0
100
200
300
400
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Long Section Showing Classified
Open Pit and Underground Mineral Resources
in the Centre of the AFZ Peripheral Area

Source: SLR 2025.

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Figure 14-28: Disco Shear 3 Long Section Showing Classified Open Pit and Underground Mineral Resource

Facing West
+100
+5435000 N
+5435100 N
+5435200 N
+5435300 N
+5435400 N
+5435500 N
+5435600 N
Open Pit Shell
0
Disco Shear 3 Domain
-100
Drill Hole Intersections
Underground Resource
Constrained by Shapes
-200
Plunge 00
Azimuth 270
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Disco Shear 3 Long Section Showing
Classified Open Pit and Underground
Mineral Resource
Classification:
Indicated
Inferred
0 25 50 75 100
Metres

Source: SLR 2025.

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Figure 14-29: Doyle Plan Section Showing Classified Open Pit Mineral Resource

Plan View
+661575 E
+661650 E
+661725 E
+661800 E
+661875 E
+661950 E
+662025 E
N
+5436225 N
+5436150 N
+5436075 N
+5436000 N
Open Pit Shell
Drill Hole Intersections
Doyle Domain
Plunge 00
Azimuth 030
SLR
Classification:
Indicated
Inferred
0
25
50
75
100
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Doyle Plan Section Showing Classified
Open Pit Mineral Resource

Source: SLR 2025.

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Figure 14-30: Vertical Sections Through the Open Pit and Underground Mineral Resources in Select Pits at JBP

Vertical Section Through Pocket Shoreline and PN Pits
Facing Northwest
0 25 50
Metres
Plunge 00
Azimuth 321
Vertical Section Through HPond Pit
Facing Northwest
0 25 50
Metres
Plunge 00
Azimuth 310
Legend:
Overburden
Drill Hole Trace
Open Pit Shell
Underground Reporting Shapes
Classification
Indicated
Inferred
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Vertical Sections Through the Open Pit
and Underground Mineral Resources
in Select Pits at JBP

Source: SLR 2025.

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Figure 14-31: PN2A and PN_2 Long Sections Showing Classified Open Pit and Underground Mineral Resource

Facing West
PN2A Long Section Showing Classified Open Pit and Underground Mineral Resource
Open Pit Shell
Underground Resource
Constrained by Shapes
PN2A Domain
Drill Hole Intersections
0
25
50
Metres
Plunge 00
Azimuth 270
Classification:
Indicated
Inferred
PN_2 Long Section Showing Classified Open Pit and Underground Mineral Resource
Open Pit Shell
PN_2 Domain
Drill Hole Intersections
Classification:
Indicated
Inferred
0
25
50
Metres
Plunge 00
Azimuth 270
Underground Resource
Constrained by Shapes
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
PN2A and PN_2 Long Sections
Showing Classified Open Pit and
Underground Mineral Resource

Source: SLR 2025.

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14.12	Block Model Validation

The QP validated the estimated block model using:

•	Visual comparison of block grades and estimation composites.
•	Statistical comparison of block grades and estimation composites, including NN check estimates for all domains.
•	Swath plots.
•	Leapfrog check estimates for key veins estimated using RMSP.

To help focus validation efforts, the most significant veins by contained Au metal were identified, according to the ID3 and NN estimates, prior to re-blocking and without class or reporting cut-off grade constraint (Figure 14-32). These showed similar results.

Figure 14-32: Largest 20 Domains by Contained Au Metal (ID3 and NN)

14.12.1	AFZ Core Area
14.12.1.1	Visual Validation

The QP completed visual checks in vertical section, plan, and longitudinal section to compare the estimated block grades and composites, as well as to confirm that interpolated grades reflected the expected anisotropy, and that high grade samples did not have undue influence.

An example longitudinal section and vertical section is shown for the Keats_Main domain in Figure 14-33, and additional longitudinal sections for Iceberg in Figure 14-34, GJ_Main and Lotto in Figure 14-35, and Jackpot in Figure 14-36. The sub-blocked estimation block model is shown in the figures.

In all cases, the estimated block grades show good reproduction of the composites and were reasonably interpolated.

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Figure 14-33: Keats_Main Long Section and Vertical Section

Facing Northwest
Long Section With Full-Width Composites
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
0 25 50 75 100
Metres
Plunge: +30
Azimuth: 324
Facing North - Northeast
Vertical Section With 1 m Composites
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
0 10 20 30
Metres
Plunge: 00
Azimuth: 030

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Keats_Main Long Section and Vertical Section

Source: SLR 2025.

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Figure 14-34: Iceberg Long Section

Facing Northwest
Long Section With Full-Width Composites
Au
(g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge: +17
Azimuth: 322
0
50
100
150
200
Metres
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Iceberg Long Section

Source: SLR 2025.

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Figure 14-35: GJ_Main and Lotto Long Sections

GJ_Main Long Section With Full-Width Composites
Lotto Long Section With Full-Width Composites
+5428300 N
+5428400 N
+5428500 N
+5428900 N
+5429000 N
+5429100 N
+5429200 N
Facing West
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
0
-100
-200
-300
0 25 50 75 100
Metres
Plunge: 00
Azimuth: 270

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

GJ_Main and Lotto Long Sections

Source: *SLR 2025.*

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Figure 14-36: Jackpot Long Section

Facing North
+659200 E
+659300 E
+659400 E
+659500 E
0
-100
-200
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge: 00
Azimuth: 000
SLR
0
25
50
75
100
Metres
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Jackpot Long Section

Source: SLR 2025.

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14.12.1.2	Statistical Checks

The QP completed statistical checks for each domain, comparing the ID3 estimated grades, NN check estimates, and informing composite grades.

Summary statistics for key domains are presented in Table 14-31. Key domains show generally good agreement, although individual domains sometimes show differences between the NN block grade means and 5 m composites of up to 57%, and ID3 block grade means and one-metre composites of up to approximately 58%. The ID3 block grades are frequently lower than the one-metre composites due to the application of high grade restriction in the ID3 estimate. The greatest discrepancy, observed for Jackpot, results from several high grade samples located within a small portion of the domain, which result in the higher mean grade for the composites than the blocks, as shown in Figure 14-36.

Similarly, while some of the domains have NN and ID3 block grade discrepancies of up to approximately 28%, most are within 10% and indicate that the discrepancies between the block grades and composites are largely due to the spatial arrangement of the samples and means influenced by a small number of high grade samples.

The discrepancies are sometimes larger for smaller veins, containing less metal, however, their impact on the estimated Mineral Resources is not material.

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Table 14-31: AFZ Core Area Block Model Validation Statistical Checks

Domain	Mean ID3	Mean NN	Mean 1 m Comp	Mean 5 m Comp	ID3 vs. NN	ID3 vs. 1 m Comp	NN vs. 5 m Comp
	g/t	g/t	g/t	g/t	%Diff	%Diff	%Diff
Honeypot	2.1	2.1	2.9	2.9	2.4	-27.4%	-29.1%
Jackpot	2.4	2.5	5.9	5.9	-2.2	-58.3%	-57.4%
GJ_Main	5.1	5.7	7.1	7.1	-10.2	-28.1%	-20.0%
K2_Annapurna	2.5	2.5	2.3	2.3	-1.3	9.8%	11.3%
K2_K2	1.6	1.6	1.7	1.7	1.4	-2.9%	-4.2%
K2_K2No2	1.6	1.8	2.0	2.0	-10.9	-15.7%	-5.4%
K2_K2S1	1.5	1.7	1.6	1.6	-9.4	-6.9%	2.7%
K2_K2S2	1.1	1.0	1.3	1.3	6.9	-17.1%	-22.4%
K2_Kashmir2	1.6	1.8	1.9	1.9	-9.6	-16.7%	-7.8%
K2_Meru	1.8	2.1	2.1	2.1	-11.6	-11.3%	0.2%
Keats_Main	7.6	7.3	11.3	11.3	3.6	-33.1%	-35.4%
KW_HarbingerWest	1.0	1.4	1.0	1.0	-27.4	1.0%	39.1%
KW_Powerline	0.6	0.6	0.7	0.7	3.2	-15.4%	-18.0%
KW_Harbinger1	6.1	6.8	6.3	6.3	-9.4	-2.3%	7.9%
KW_Harbinger2	5.4	5.6	5.5	5.5	-4.5	-2.3%	2.3%
KW_Harbinger2X	6.1	6.5	6.8	6.8	-6.0	-9.6%	-3.8%
Lotto	5.8	6.3	6.2	6.2	-8.7	-7.0%	1.9%
MM_Cassino	1.3	1.4	1.3	1.3	-8.0	-1.4%	7.2%
MM_KenoHill	3.6	3.8	5.6	5.6	-5.2	-35.1%	-31.6%
MM_MonteCarlo	2.0	2.1	2.6	2.6	-3.0	-23.1%	-20.8%
REG_Atlantic	1.0	1.0	1.0	1.0	-2.5	1.4%	4.0%
ICE_T1000	12.1	16.8	16.5	16.5	-27.6	-26.4%	1.6%
Iceberg	9.0	9.3	10.7	10.7	-3.0	-15.4%	-12.9%
Equinox	10.4	11.1	16.9	16.4	-6.6	-38.7%	-32.3%
Keats South	1.9	2.5	2.5	2.5	-22.6	-24.1%	-2.0%

The contained metal for the ID3 and NN estimates are compared graphically for Au in Figure 14-37, with each tick on the X-axis representing an individual domain, ranked by the IDW metal content. The results generally show good agreement, with the NN estimates sometimes showing higher grades due to the lack of high grade restriction and the smoothing effect inherent in the ID3 estimate, resulting from the skewed Au populations.

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Figure 14-37: Core Area Au ID3 and NN Contained Metal

Example histograms are shown in Figure 14-38 for the Keats_Main domain, comparing the volume weighted estimation block model ID3 and NN Au block grades with the one-metre composites. The good agreement of the NN and ID3 grades further supports the estimate with respect to the spatial arrangement of the samples.

Figure 14-38: Keats_Main Histograms of Block Grades and 1 m Composites

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The QP is of the opinion that the statistical checks broadly support the locally estimated block grades. Although, additional in-fill drilling and sampling will be needed to improve the accuracy of the local grade estimate for use in any detail production scheduling or financial modelling.

14.12.1.3	Swath Plots

The QP generated swath plots for each domain, comparing the estimated block grades and composite grades. The ID3 estimated grades show generally good agreement with the NN estimates and composite grades. The largest discrepancies generally occur in swaths containing few blocks or composites, or where very high value composites are subject to further high grade restriction in the ID3 estimate.

The QP is of the opinion that the swath plots broadly support the estimated block grades.

Example swath plots for the Keats_Main domain are shown for Au in Figure 14-39.

Figure 14-39: Keats_Main Domain Au Swath Plots

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14.12.1.4	Leapfrog Check Estimates

To further validate the scripted RMSP workflow, the QP completed parallel check estimates for 25 key domains using Leapfrog Edge with the same estimation parameters.

The estimated tonnages, mean Au grades, and contained metal are generally consistent to within 1% and corroborate the RMSP estimates. Minor differences in the 2% to 3% range occur due to software differences such as the differing dynamic anisotropy methodologies.

14.12.2	AFZ Peripheral
14.12.2.1	Visual Validation

Visual validation was performed on the block model in 3D and in 2D using vertical sections, plan sections, and longitudinal sections to confirm that the interpolated block grades are representative of the samples and that high grade samples did not have undue influence.

An example longitudinal section showing the estimated blocks and the full width composites for the Disco Shear 3 and Doyle veins is shown in Figure 14-40.

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Figure 14-40: Block Grades and Full Width Composites for Disco Shear 3 and Doyle Veins

Disco Shear 3 Section with Full Width Composites
Facing East
0 30 60
Metres
Plunge 00
Azimuth 090
Doyle Section with Full Width Composites
Plan View
N
0 25 50
Metres
Plunge +90
Azimuth 000
Au
(g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Source: SLR 2025.

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14.12.2.2	Statistical Checks

The QP completed statistical checks for each domain, comparing the ID3 estimated grades, NN check estimates, and informing composite grades. Both the one-metre composites and full width composites were used. A summary of the statistics for select domains is presented in Table 14-32.

Overall, there is good agreement between the ID3 block grade means and the NN block grade means. The comparison of the ID3 block grade means with the one-metre composites and the comparison of the NN block grade means with the full width composites is more variable. The discrepancies are larger in the smaller veins containing less metal, some of which are using only three to four drill holes, and the impact on the estimated Mineral Resources is not material.

Table 14-32: AFZ Peripheral Area Block Model Validation Statistical Checks for Select Domains

Domain	ID3	NN	1 m Comp	Full Width Comp	ID3 vs NN	ID3 vs 1m Comp	NN vs Full Width Comp
	Mean (g/t Au)	Mean (g/t Au)	Mean (g/t Au)	Mean (g/t Au)	% Diff	% Diff	% Diff
Almond	1.84	1.72	2.03	2.03	7%	-10%	-18%
Big Vein	0.85	0.78	1.37	1.37	8%	-62%	-75%
Disco Shear Splay_2	0.73	0.73	0.78	0.78	0%	-6%	-6%
Disco Shear_1	0.66	0.65	0.61	0.61	2%	7%	5%
Disco Shear_3	0.65	0.63	0.58	0.58	3%	11%	8%
Disco Shear_4	0.76	0.78	0.73	0.73	-3%	3%	6%
Disco Shear_5	0.66	0.64	0.64	0.64	3%	4%	1%
Macadamia	4.07	3.89	4.21	4.21	5%	-3%	-8%
Peanut	2.32	2.06	1.65	1.65	11%	29%	20%
Pistachio Fault	2.16	1.75	2.26	2.26	19%	-5%	-29%
Walnut	0.96	0.87	0.85	0.85	9%	11%	2%
Punt	0.96	1.12	1.25	1.25	-17%	-30%	-11%

14.12.2.3	Swath Plots

As part of the model validation process, the QP generated swath plots for each domain comparing the estimated block grades (ID3 and NN) with the one-metre composite grades. Overall, the ID3 estimate shows good correlation with the NN estimate and the composites. The composites show greater variability and there are larger discrepancies where there are fewer blocks.

The QP is of the opinion that the swath plots broadly support the estimated block grades.

Example swath plots are shown for the Disco Shear veins (Disco Shear 1 to 5 and Disco Shear Splay 1 to 5) in Figure 14-41.

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Figure 14-41: Disco Shear Swath Plots

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Swath in Y
1 m Composite Mean
BM IDW Mean
BM NN Mean
BM Volume (m³)
Au g/t
Volume (m³)
Swath

Swath in Z
1 m Composite Mean
BM IDW Mean
BM NN Mean
BM Volume (m³)
Au g/t
Volume (m³)
Swath

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14.12.3	JBP
14.12.3.1	Visual Validation

Visual validation was performed on the block model in 3D and in 2D using vertical sections, plan sections, and longitudinal sections to confirm that the interpolated block grades are representative of the samples and that high grade samples did not have undue influence.

14.12.3.2	Statistical Checks

The QP completed statistical checks for each domain, comparing the ID3 estimated grades, NN check estimates, and informing composite grades. Both the one-metre composites and full width composites were used. A summary of the statistics for select domains is presented in Table 14-33.

The QP notes that the domains in the JBP area are on average smaller than those in the AFZ Core and in the AFZ Peripheral areas. The discrepancies between the ID3, NN, and composite comparisons can be attributed to the low number of samples informing some of the domains. The smaller domains are contributing a small amount of metal and deemed to have a low impact on the Mineral Resource estimate.

Table 14-33: JBP Area Block Model Validation Statistical Checks for Select Domains

Domain	ID3	NN	1 m Comp	Full Width Comp	ID3 vs NN	ID3 vs 1m Comp	NN vs Full Width Comp
	Mean (g/t Au)	Mean (g/t Au)	Mean (g/t Au)	Mean (g/t Au)	% Diff	% Diff	% Diff
1744	1.88	1.60	2.16	2.16	15%	-15%	-35%
1744_HW	1.21	1.77	1.39	1.39	-46%	-15%	21%
1744_North	0.83	0.70	0.70	0.70	15%	15%	0%
H Pond_1	1.38	1.33	1.57	1.57	3%	-14%	-18%
H Pond_2	1.32	1.44	1.23	1.23	-9%	6%	14%
PN2A	1.88	2.26	1.96	1.96	-20%	-4%	13%
PN2	1.62	1.43	1.78	1.78	12%	-10%	-25%
Pocket Shoreline	1.25	1.29	1.40	1.40	-3%	-12%	-9%
14.12.3.3	Swath Plots

As part of the model validation process, the SLR QP generated swath plots for each domain comparing the estimated block grades (ID3 and NN) with the one-metre composite grades. Overall, the ID3 estimate shows good correlation with the NN estimate and the composites. The composites show greater variability and there are larger discrepancies where there are fewer blocks.

The QP is of the opinion that the swath plots broadly support the estimated block grades.

Example swath plots are shown for the PN group of veins (PN2A, PN_1, PN_1_HW, PN_2, and PN_Flat1) in Figure 14-42.

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Figure 14-42: PN Swath Plots

Swath in X
1 m Composite Mean
BM IDW Mean
BM NN Mean
BM Volume (m³)
Au g/t
Volume (m³)
Swath

Swath in Y
1 m Composite Mean
BM IDW Mean
BM NN Mean
BM Volume (m³)
Au g/t
Volume (m³)
Swath

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14.13	Cut-off Grade and Whittle Parameters

RPEEE were demonstrated for the reported Mineral Resources by constraining the open pit Mineral Resources with a preliminary optimized pit shell, while the underground Mineral Resources were constrained with underground MSO shapes.

Open pit Mineral Resources were reported above a 0.3 g/t Au reporting cut-off grade. Underground Mineral Resources are constrained by MSO shapes generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

14.13.1	Cut-Off Grades

Cut-off grade was calculated in consideration of the costs associated with metal extraction, metallurgical recovery, and metal value.

Cut-off grade calculation parameters are tabulated in Table 14-34:

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Table 14-34: Cut-off Grade Parameters

Parameter	Value
Assumed Processing Throughput	2.0 Mtpa
Au price	US$2,200/oz
Exchange rate	US$1.00 = C$1.43
Metallurgical Recovery	90%
Payable	99.95%
Royalties	0.4% NSR
Transportation, Treatment and Refining Charges	US$5.0/oz Au
Byproduct credits and deleterious elements	Excluded
Mine cost adjustment factor	Excluded
Resultant Revenue Factor	C$90.33/g Au
Open pit mining cost	C$5.0/t moved
Underground mining cost	C$120/t proc
Processing cost	C$20/t proc
General and Administration (G&A) costs	C$15.0 million/yr, or C$7.5/t proc
14.13.2	Open Pit Optimization

Open pit Mineral Resources are constrained by a preliminary optimized open pit shell calculated using the Lerchs-Grossmann algorithm and reported above a cut-off grade of 0.3 g/t Au.

Optimization parameters for the preliminary open pit shell are tabulated in Table 14-35:

Table 14-35: Preliminary Open Pit Optimization Parameters

Parameter	Value
Assumed mining rate (total material)	30,000 tpd
Open pit mining cost	C$5.0/t moved
Pit slope angle	45°
Bench Height	5.0 m
Dilution and Extraction	Excluded
Au cut-off grade	0.30 g/t
14.13.3	Underground Optimization

Underground Mineral Resources are constrained within reporting panels generated at a cut-off grade of 1.65 g/t Au with heights of 10 m, lengths of 5 m, and minimum widths of 1.8 m.

Optimization parameters for the reporting panels are tabulated in Table 14-36:

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Table 14-36: Underground Reporting Panel Optimization Parameters

Parameter	Value
Minimum Mining Width	1.8 m
Height	10.0 m
Strike Length	5.0 m
Dilution and Extraction	Excluded
Au Cut-off Grade	1.65 g/t
14.14	Mineral Resource Reporting

CIM (2014) definitions were used for Mineral Resource classification.

For the purposes of open pit optimization, the block model was re-blocked to 5 m x 5 m x 5 m, while open pit Mineral Resources are reported from a block model regularized to the 2.5 m x 2.5 m x 5 m parent cell size. Underground MSO shapes and reporting of Mineral Resources was completed using the original estimation sub-block model, with a minimum sub-block size of 0.625 m x 0.625 m x 1.25 m.

Open pit Mineral Resources are constrained by a preliminary optimized open pit shell and reported above a cut-off grade of 0.3 g/t Au.

Underground Mineral Resources are constrained by MSO shapes generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

- As part of the Mineral Resource estimation process, the Whittle pit shell was evaluated to determine RPEEE. The QP confirms that all interpreted mineralized vein wireframes remain within NFG's tenured property, with no wireframes crossing into or Mineral Resources reported from Exploits Discovery Corp.'s property. However, the optimized Whittle pit shell containing the Mineral Resources of the Honeypot vein (the northeastern-most pit shown in Figure 14-43 and Figure 14-44) boundary into the neighboring Exploits Discovery Corp. property.

New Found Gold Corp. has consulted with Exploits Discovery Corp., and its management has confirmed that they have no concerns regarding this disclosure. Should mining proceed in the future, discussions regarding access or easements between the two parties would take place at that time.

The current Whittle pit shell for the Queensway Project also overlaps with the Trans-Canada Highway. While this presents a logistical consideration, highway realignment is a common practice for mining projects during the construction phase when justified by economic feasibility. At this early stage of project development, the QP foresees no reason why material within this portion of the pit shell should not be considered to have RPEEE. However, future studies will be needed to assess the technical and regulatory requirements associated with potential infrastructure relocation.

For the purposes of Mineral Resource tabulation, the AFZ Core area is split by the reporting areas shown in Figure 14-43.

The AFZ Core area Mineral Resource is shown coloured by Au grade in Figure 14-44.

The AFZ Peripheral and JBP areas are reported as separate zones. The AFZ Peripheral area Mineral Resource is shown in Figure 14-45 and the JBP area Mineral Resource is shown in Figure 14-46.

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Figure 14-43: AFZ Core Area Mineral Resource Reporting Area

+651000 E
+652500 E
+654000 E
+655500 E
+657000 E
+658500 E
+660000 E
+661500
+5430000 N
+5428500 N
+5427000 N
+5425500 N
Trans Canada Highway
Open Pit Shell
SLR
N
0 500 1,000 1,500 2000
Metres
Legend:
Reporting Area:
K2
Keats West
Keats-Iceberg
Lotto
Mineral Tenure
Lakes
Roads
NL T'Railway
Open Pit Shell
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
AFZ Core Area Mineral Resource Reporting Area
Source: SLR 2025.

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Figure 14-44: Isometric View of the AFZ Core Area Mineral Resource

Facing North
+656500 E
+657000 E
+657500 E
+658000 E
+658500 E
+659000 E
+659500 E
Au (g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge: +17
Azimuth: 000
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Isometric View of the AFZ Core Area Mineral Resource

Source: SLR 2025.

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Figure 14-45: Isometric View of the AFZ Peripheral Area Mineral Resource

Facing North
+660800 E
+661000 E
+661200 E
+661400 E
+661600 E
+661800 E
+662000 E
Au
(g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
Plunge +19
Azimuth 000
+660800 E
+661000 E
+661200 E
+661400 E
+661600 E
+661800 E

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Isometric View of the AFZ Peripheral Area Mineral Resource

Source: SLR 2025.

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Figure 14-46: Isometric View of the JBP Area Mineral Resource

Au
(g/t)
100
50
20
10
5
1
0.6
0.4
0.1
0.02
+663200 E
+663400 E
+663600 E
+663800 E
+664000 E
+664200 E
+664400 E
+664600 E
+664800 E
+665000 E
+665200 E
Facing North
Plunge: +13
Azimuth: 000
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Isometric View of the
JBP Area Mineral Resource

Source: SLR 2025.

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Mineral Resources for the Project are tabulated in Table 14-37, with an effective date of March 15, 2025:

Table 14-37: Summary of Mineral Resources - Effective Date March 15, 2025

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Total		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
Underground
K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19

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Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Total		Indicated	771	5.76	142
		Inferred	1,749	4.44	250
Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608

Notes:

1.     CIM (2014) definitions were followed for Mineral Resources.

2.     Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.

3.     Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45°, and bench height of 5 m.

4.     RPEEE for underground Mineral Resources was demonstrated by constraining with MSO shapes generated at a cut-off grade of 1.65 g/t Au, with heights of 10 m, lengths of 5 m, and a minimum mining width of 1.8 m.

5.     The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.

6.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.     Bulk density within the vein and halo mineralization domains is 2.7 t/m3.

8.     Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate other than those discussed in Section 14.14.3.

Upon completion of a positive PEA, NFG should consider targeted, closely spaced RC or diamond drilling in areas expected to have the greatest impact on early life-of-mine production. When combined with continued trenching and channel sampling, this work should improve understanding of high grade continuity, enhance confidence in resource classification, and help mitigate estimation risks associated with the coarse gold mineralization typical of the higher-grade areas of the Queensway Project.

Following the completion of closely spaced drilling and trenching, an updated Mineral Resource estimate, and the development of a conceptual operational flowsheet through metallurgical test work stemming from a positive PEA, NFG should consider a bulk sampling program focused on areas prioritized for early life-of-mine production. Bulk sampling has historically played a critical role in coarse gold systems, such as Queensway, to confirm grade continuity and validate the resource model. The selected sample location(s) should be supported by dense drilling and designed to provide material that is representative of expected mining and processing conditions. The resulting data can inform recovery assumptions and support future technical studies.

14.14.1	Tonnage and Grade Distribution

Grade-tonnage curves illustrate the distribution of metal within a pre-defined volume by showing how tonnage and grade vary at different reporting cut-offs, but they do not reflect re-optimized pit shells. A true sensitivity analysis would require re-optimizing the pit shell (or underground reporting panel design) alongside adjustments to the reporting cut-off grade. Since grade-tonnage curves apply different cut-offs to a fixed volume, they serve as a representation of grade distribution within the existing optimization rather than a full sensitivity analysis.

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Grade-tonnage curves for the Indicated and Inferred portions of the AFZ Core area parent regularized block model are shown in Figure 14-47 and Figure 14-48, respectively, without constraint by optimized open pit shell or MSO shapes. The 0.3 g/t open pit reporting cut off grade is shown by the red line for reference.

Figure 14-47: Indicated Grade-Tonnage Curve

Figure 14-48: Inferred Grade-Tonnage Curve

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Grade-tonnage curves for the Indicated and Inferred portions of the parent regularized block model are shown in Figure 14-49 and Figure 14-50 respectively, constrained by optimized open pit shell. The 0.3 g/t open pit reporting cut off grade is shown by the red line for reference.

Figure 14-49: Open Pit Indicated Grade-Tonnage Curve

Figure 14-50: Open Pit Inferred Grade-Tonnage Curve

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Table 14-38 and Table 14-39 present grade-tonnage data for the Indicated and Inferred portions of the parent regularized block model, constrained by the open pit shell optimized at 0.30 g/t Au cut-off grade and reported at a range of cut-off grades between 0.30 g/t Au and 2.00 g/t Au.

Table 14-38: Open Pit Indicated Grade-Tonnage Table

Au Cut-Off (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.30	16,189	2.34	1,219
0.40	14,197	2.62	1,197
0.50	12,584	2.90	1,174
1.00	7,699	4.29	1,061
1.50	5,248	5.72	964
2.00	3,854	7.16	887

Table 14-39: Open Pit Inferred Grade-Tonnage Table

Au Cut-Off (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.30	8,280	1.21	323
0.40	7,103	1.36	310
0.50	6,130	1.50	296
1.00	3,068	2.29	226
1.50	1,709	3.14	173
2.00	993	4.16	133
14.14.2	Comparison with Previous Mineral Resource Estimate

No Mineral Resources have previously been disclosed for the Property.

14.14.3	Factors Affecting the Mineral Resource

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. At the present time, the SLR QP is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that may have a material impact on the Queensway Project Mineral Resource estimates other than those discussed below.

Factors that may affect the Queensway Project Mineral Resource estimates include:

•	Metal price and exchange rate assumptions.
•	Changes to the assumptions used to generate the cut-off grade used for construction of the mineralized wireframe domains.
•	Changes to geological and mineralization shape and geological and grade continuity assumptions and interpretations.
•	Due to the natural variability inherent with orogenic gold deposits, the presence, location, size, shape, and grade of the actual mineralization located between the existing sample points may differ from the current interpretation. The level of uncertainty in these items is lowest for the Measured Mineral Resource category and is highest for the Inferred Mineral Resource category.

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•	Changes to the understanding of the current geological and mineralization shapes and geological and grade continuity resulting from acquisition of additional geological and assay information from future drilling or sampling programs.
•	Changes in treatment of high grade gold values, including capping or search restriction strategies used to constrain estimation.
•	Changes due to the assignment of density values.
•	Changes to the input and design parameter assumptions that pertain to the assumptions for creation of underground constraining volumes.
•	Changes to the assumed metallurgical recoveries.

Additionally, several surface access and land use considerations exist; however, based on current information, the SLR QP does not consider these constraints to be material to the current Mineral Resource estimate:

•	Proximity to Gander Lake and Gander River: Certain open pit shells extend within 300 m of Gander Lake, and 100 m of the Gander River - buffer zones outlined in local municipal planning and watershed management documents. A small, non-material portion of the reported Mineral Resources falls within these defined buffer areas. While future permitting restrictions could limit or prohibit extraction within these zones, the potential exclusion of Mineral Resources is not expected to materially affect the overall Mineral Resource inventory of the Project.
•	T’Railway Provincial Park (T’Railway): A former railway corridor now designated as a linear provincial park crosses parts of the Project area. While labelled a provincial park, its focus on recreational use and the allowance of motorized vehicles distinguishes it from parks primarily aimed at ecological protection. Existing infrastructure and utility lines already cross this corridor, and regulatory mechanisms may exist for relocation. If the T’Railway cannot be relocated or permitted for development access, it could constrain future pit designs that are proximal to the T’Railway. The potential exclusion of Mineral Resources due to the T’Railway is not expected to materially affect the overall Mineral Resource inventory of the Project.
•	Infrastructure and Zoning: The Trans-Canada Highway and regional power transmission lines cross sections of the modelled open pit shells. These crossings represent potential engineering and permitting challenges but are not material at the current stage. They are commonly managed through rerouting and would be the subject of economic evaluations in future studies. In the event that such infrastructure cannot be rerouted, access to portions of the Mineral Resource may be restricted and could materially affect the overall Mineral Resource inventory of the Project.
•	Waterbodies within Pit Shells: Some localized ponds and waterbodies are captured within the Whittle optimization pit shells. These are expected to fall under standard regulatory processes such as the Fisheries Act Harmful Alteration, Disruption and Destruction (HADD) permitting, where necessary. If required permits to alter these waterbodies cannot be obtained or mitigation proves infeasible, the resulting exclusion of Mineral Resources could materially affect the overall Mineral Resource inventory of the Project.
•	Residential and Cottage Development: cabins and recreational properties exist near Joe Batt’s Pond, however they are located outside of areas with Mineral Resources. This feature does not currently constrain the resource model. Nonetheless, the presence of residential and recreational land use in proximity to the Project could introduce issues relating to social licence that, if not mitigated, could restrict development in nearby areas. The potential exclusion of Mineral Resources due to cabins and recreational properties in the Joe Batt’s Pond area is not expected to materially affect the overall Mineral Resource inventory of the Project.

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•	Municipal Town Planning and Water Supply Planning: Some of the Mineral Resources fall within the boundaries of the town of Appleton’s municipal planning area or area designated as part of town water supply planning. Any future development of mineralized zones in these areas would be subject to applicable regulatory processes, including environmental and land-use reviews. The evaluation of economic extraction and permitting implications as they relate to these constraints would be considered as part of ongoing Project development. If regulatory approvals or access are not granted for development within these areas, the exclusion of Mineral Resources could materially affect the overall Mineral Resource inventory of the Project.
•	Proximity to other mineral claims: as described in Section 14.14, although all Mineral Resources are reported within mineral tenure owned by NFG, one of the mineral resource reporting pit shells extends into an area whose mineral rights are owned by a third party. This pit shell is not material to the overall Mineral Resource estimate, and the evaluation of economic extraction of this specific pit, including discussions between NFG and the third-party owner for access and easement, would be undertaken as part of future studies. However, if no agreement is reached and development in this area is not permitted, restricting the pit to the NFG tenures would not materially affect the overall Mineral Resource inventory of the Project.

• The SLR QP concludes that while the above surface access or land use considerations could affect portions of the Mineral Resource, they should not be considered as materially restricting the reasonable prospects for eventual economic extraction at the Mineral Resource stage. Figure 14-51 through Figure 14-54 provide an overview of the Queensway Mineral Resource pit shell outlines in relation to municipal boundaries, designated planning zones, and infrastructure.

14.15	Additional Information

Metallurgical test work summarized in Section 13.6 indicates a potential relationship between arsenic and gold, as gold is often associated locally with arsenopyrite. Higher arsenic content generally correlates with lower gold recovery in certain flowsheets, as a greater proportion of gold may be locked within arsenopyrite. Since NFG is still evaluating various processing techniques, SLR developed an arsenic model to aid in optimizing recovery methods and refining processing strategies. This arsenic model was not used to support the Mineral Resource estimate.

In conjunction with the future metallurgical test work outlined in Section 13.7, the QP recommends that NFG consider developing a geometallurgical model, if warranted, to account for recovery variability and support process planning for future technical evaluations beyond the PEA stage.

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Figure 14-51: Queensway Overall Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Queensway Overall Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure
SLR
Legend:
MRE Pit Outlines
AFZ Core
AFZ Peripheral
JBP
Queensway Property Boundary
Issued Titles
Agriculture Zones
Town of Appleton Boundary
Town of Appleton Planning Area
Protected Public Water Supply Planning Area
Waterbodies and Courses
Gander Lake 300 m Buffer
Gander River 100 m Buffer
Waterbody 30 m Buffer
Exploit's Bullseye Project
Towns
Trans-Canada Highway
Transmission Lines
T'Railway Provincial Park
MIDWAY
PRISTINE
BIG VEIN
HM
GANDER RIVER
665000
5435000
5430000
5425000
N
K2
LOTTO
ICEBERG
KEATS
KNOB
H POND
POCKET POND
JOE BATTS POND
Glenwood
Appleton
Gander
GANDER LAKE
0
2.5
5 km

Source: NFG 2025.

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Figure 14-52: Queensway AFZ Core Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

N
655000
5430000
5425000
Glenwood
Appleton
K2
LOTTO
ICEBERG
KEATS
KNOB
GANDER
RIVER
0
1
2
3
4
Kilometres
Legend:
MRE Pit Outlines
Town of Appleton Boundary
Town of Appleton Planning Area
Protected Public Water Supply Planning Area
Waterbodies and Courses
Gander Lake 300 m Buffer
Gander River 100 m Buffer
Waterbody 30 m Buffer
Agriculture Zones
Issued Titles
Exploit's Bullseye Project
Towns
Transmission Lines
T'Railway Provincial Park
Trans-Canada Highway
Queensway Property Boundary
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Queensway AFZ Core Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

Source: NFG 2025.

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Figure 14-53: Queensway AFZ Peripheral Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

N
MIDWAY
PRISTINE
BIG VEIN
HM
GANDER RIVER
660000
665000
5435000
0
0.5
1.0
1.5
2.0
Kilometres
Legend:
MRE Pit Outlines
Protected Public Water Supply Planning Area
Waterbodies and Courses
Gander River 100 m Buffer
Waterbody 30 m Buffer
Agriculture Zones
Issued Titles
Exploit's Bullseye Project
Queensway Property Boundary
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Queensway AFZ Peripheral Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

Source: NFG 2025.

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Figure 14-54: Queensway JBP Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure

Legend:
MRE Pit Outlines
Waterbodies and Courses
Waterbody 30 m Buffer
Issued Titles
Queensway Property Boundary
N
665000
5430000
1744
H POND
POCKET POND
JOE BATTS POND
0
0.5
1 km
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Queensway JBP Pit Shells Relative to Municipal Boundaries, Planning Zones, and Infrastructure
Source: NFG 2025.

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15.0	Mineral Reserve Estimates

This section is not applicable.

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16.0	Mining Methods
16.1	Open Pit Mining
16.1.1	Introduction

A scoping level mine design, production schedule, and associated mining cost model were developed for the Queensway Gold Project based on an open pit mining method. The production schedule is based on a 7,000 tpd mill feed rate. Mining will be undertaken by the project owner using conventional truck and shovel equipment.

The mine planning work is based on the mineral resource model created by SLR discussed herein. Mineral Resources classified as Indicated and Inferred were allowed to contribute revenue to the economic pit limit evaluations.

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of this PEA will be realized. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

The portion of the Indicated and Inferred Mineral Resources used for evaluation purposes in the PEA above the cut-off value, including allowances for dilution and mining loss, is referred to as run of mine (ROM) in this report. SLR cautions that ROM quantities cannot be considered Mineral Reserves. Inferred Mineral Resources are estimated to form the basis for approximately 33% of ROM quantity estimates. There is no guarantee that further exploration will upgrade any of the Inferred Mineral Resources.

Section 16.1 provides discussion on the open pit mining aspects of the PEA.

16.1.2	Geotechnical Considerations
16.1.2.1	Reliability of Data

A geotechnical model is constructed using inputs from geological, rock mass, structural, hydrogeological, and geotechnical domaining data. This model serves as a foundational element for geotechnical analysis and mine design. Dunn (2015) introduces a preliminary framework for assessing the reliability of each component within the geotechnical model. A summary of the geotechnical modelling reliability is presented in Table 16-1.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 16-1: Geotechnical Model Reliability

Component	Description	Target Confidence Percentage	NFG Reliability and Comment
Geological	Lithology, alteration, weathering, mineralized zones and the in-situ stress state.	>50%	50% - Understanding of regional geology and mineralization. Neighbouring projects in Newfoundland, approximately 150 km north and west from Queensway, used for slope parameters. No stress data.
Structural	Major structures (large faults, bedding, folds) and rock fabric (e.g., joints and minor faults).	>20%	40% - Structural orientation available. Large-scale understanding.
Hydrogeological	Hydrogeological units, hydraulic conductivities, flow regimes, phreatic surfaces and pore pressure distribution.	>20%	10% - No hydrogeological data available currently.
Rock Mass Strength	Intact rock strength, defect shear strength, rock mass strength, and rock mass classification.	>30%	10% - Limited confidence in rock mass strength characterization due to limited data (see below).
Geotechnical domaining	Domains that exhibit similar rock mass and structural characteristics.	>30%	10% - No geotechnical logging (rock mass rating [RMR]) other than RQD.
Source: modified from Dunn (2015) and Read and Stacey (2009).
16.1.2.2	Slope Design Approach

A geotechnical study has not yet been completed for the Project. The limited data and current understanding of the waste lithological distribution requires that the rock mass be split into waste and mineralized material.

Using the empirical Haines Terbrugge (1991) chart (Figure 16-1) an indicative inter ramp pit slope can be estimated. This indicative inter ramp angle is used as the basis for the subsequent analytical and numerical analyses. The QP recommends that the pit slope inter ramp angles be designed to a Factor of Safety (FOS) of 1.3, which is interpolated between the two chart options of 1.5 and 1.2.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-1: Haines Terbrugge Chart

16.1.2.3	Geotechnical Characterization and Input Parameters

The waste and mineralized material rock mass are competent and strong, with field estimates of strength of 100 MPa to 250 MPa. Field logging included RQD only but has been supplemented with televiewer data, which also includes fracture frequency. Table 16-2 provides a summary of the data and shows the two datasets, focusing on the mineralized veins in the largest proposed pits (Figure 16-2).

Table 16-2: Comparison of RQD and Fracture Frequency Logging Data

Domain		Core Logging	Televiewer Logging
		Average RQD	Average RQD	Average Fracture Frequency
Waste		49%	98%	3
Mineralized Material	Cokes-Little-Harbinger	43%	86%	3
	K2-Everest-Jackpot	51%	88%	8
	Keats	51%	95%	4
	Keats North-Terminator	54%	97%	3

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-2: Pits Considered in the Geotechnical Model

Note: Light Blue = K2-Everest-Jackpot; Green = Cokes-Little-Harbinger; Yellow = Keats North-Terminator; Turquoise = Keats)

There are discrepancies between the two datasets. The RQD values from the field logging range from 0% to 100%, with an average of 49% for the waste rock; averages range from 43% to 54% for the mineralized material. In comparison, the televiewer RQD data ranges from 0% to 100%, with an average of 98% for the waste rock; averages range from 86% to 97% for the mineralized material. Large differences in RQD values can indicate that mechanical breaks have been logged as natural joints.

Figure 16-3 shows a section of core from drill hole NFGC-21-324, allowing a direct comparison to be made between field-logged RQD and televiewer RQD.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-3: Drill Hole NFGC-21-324 (83.0 m to 86.0 m)

Source: NFG.

For this section of core, the field logging recorded an RQD of 44%, however, the televiewer data recorded 100%. A large proportion of the joints are seen to be parallel to the foliation, indicating that they are drilling-induced. This confirms the assumption that the geotechnical field logging has considered all mechanical breaks as natural discontinuities and, as such, can be omitted. An estimation of RMR89 has been made using the televiewer RQD values and a series of assumptions; Table 16-3 provides a summary of the estimated RMR89 values, split by domain.

Table 16-3: Summary of Scoring and Estimated RMR89 (Televiewer Data)

Domain		RQD Score	Fracture Frequency Score	Strength Score	Joint Condition Score	Groundwater Score	Estimated RMR89
Waste		20	10	12	25	15	82
Mineralized Material	Cokes-Little-Harbinger	17	10	12	25	15	79
	K2-Everest-Jackpot	17	8	12	25	15	77
	Keats	20	10	12	25	15	82
	Keats North-Terminator	20	10	12	25	15	82

The estimated RMR value from the televiewer logging can be converted to a mining Modified Rock Mass Rating (MRMR, Laubscher and Page 1990). This MRMR system takes the Bieniawski RMR (RMR76) logging value and adjusts it to account for stress, the effects of blasting and weathering through mining; as an input into the empirical analysis. RMR89 was adjusted to RMR76 by subtracting '5', which is a standard approach. The Bieniawski RMR can also be used as a geological strength index (GSI) (GSI = RMR76) for an input into numerical modelling (Hoek et.al., 2013).

Table 16-4 presents the adjustments and conversion to MRMR.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 16-4: Conversion of RMR to MRMR and GSI (Televiewer Data)

Domain		Av. RMR89	Av. RMR76 / GSI	Adjustments				MRMR
				Weathering	Jointing	Stress	Blasting
Waste		82	77	0.96	0.9	1	0.97	65
Mineralized Material	Cokes-Little-Harbinger	79	74					62
	K2-Everest-Jackpot	77	72					60
	Keats	82	77					65
	Keats North-Terminator	82	77					65

In lieu of geotechnical logging data, SLR conducted a high-level verification check using the core photos provided in the dataroom. Three drill holes were selected at random from each of the deposits in the largest proposed pits, namely:

•	Cokes-Little-Harbinger
•	K2-Everest-Jackpot
•	Keats
•	Keats North - Terminator (Iceberg)

A range of GSI was estimated for each drill hole, summarized in Table 16-5, and then converted to MRMR using the method and adjustments detailed above.

Table 16-5: Drill Core Photo Logging GSI and MRMR Estimates

Domain		Average Minimum GSI / RMR76	Average Maximum GSI / RMR76	Minimum MRMR	Maximum MRMR
Waste		69	79	58	66
Mineralized Material	Cokes-Little-Harbinger	76	85	63	71
	K2-Everest-Jackpot	74	82	62	68
	Keats	75	84	63	70
	Keats North-Terminator	75	85	63	71

The MRMR values estimated from the televiewer data and the core photo logging carried out by SLR are comparable. As a conservative approach, a range of MRMR values estimated from the core photo logging will be used to determine the slope design parameters.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

16.1.2.4	Empirical Analysis

The empirical Haines Terbrugge (1991) chart was used with the inputs described in the previous section to produce indicative inter ramp pit slope angles, shown in Table 16-6.

The QP recommends that the pit slope inter ramp angles be designed to an interpolated FOS of 1.3 considering the initial design stage. It is highlighted that the likely range of MRMR and pit depths within the Haines Terbrugge chart results in a recommendation that ‘additional analysis’ is required.

Table 16-6: Preliminary Slope Design Parameters

Domain		Adopted MRMR Range	Maximum Slope Height (m)	Inter ramp Slope Angle, for FOS 1.3 (°)
Waste		58 - 66	220	50 - 53
			150	57 - 60
			100	61 - 65
Mineralized Material	Cokes-Little-Harbinger	63 - 71	220	52 - 54
			150	59 - 62
			100	52 - 67
	K2-Everest-Jackpot	62 - 68	220	52 - 53
			150	59 - 61
			100	63 - 66
	Keats	63 - 70	220	52 - 54
			150	59 - 62
			100	64 - 66
	Keats North-Terminator	63 - 71	220	52 - 54
			150	59 - 62
			100	64 - 67
16.1.2.5	Open Pit Geotechnical Conclusions

SLR has conducted a PEA level geotechnical study to support the proposed mining activities at the Project. The QP makes the following observations:

•	There are many drill holes that intersect both the waste rock and mineralization, however, there is a lack of geotechnical logging data;
•	RMR values for the waste rock and mineralized material domains have been estimated, based on a series of assumptions; and
•	The coverage of the data is good across the proposed pits.
16.1.2.6	Open Pit Geotechnical Recommendations

A pre-feasibility level geotechnical field investigation plan should be developed to improve data reliability and coverage. Rock mass and structural logging, as well as mechanical laboratory testing, should be carried out on the cores already available, alongside new drill holes where necessary.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

The QP is of the opinion that it will be critical to map and model high persistence joints/faults as if these are orientated unfavourably to pit slope geometry; then sliding of large blocks can occur. There will be sufficient opportunities to study the large-scale joints and faults and their impact on the slope stability during numerous push backs in the production phase of the pit. Slope stability analyses should be carried out as part of the ongoing mine planning during production.

Bench face mapping of current exposures to update the geotechnical database should be carried out systematically. Mapping the extent and macro scale roughness of large structures and their rock mechanical properties should be carried out.

16.1.2.7	Open Pit Slope Geotechnical Parameters

No geotechnical field investigations were undertaken for the PEA. The empirical tools utilized, and benchmarking to similar gold open pit projects, is considered to be adequate for a PEA study. Pit bench-berm configuration and inter ramp slopes for the Queensway mine plan pit designs are summarized in Table 16-7.

Table 16-7: Pit Slope Geotechnical Parameters

Component	Units	Value
Bench Face Angle (BFA)	Degree	75
Bench Height	m	5
Berm Vertical Interval	m	20
Berm Width	m	9
Inter-Ramp Angle	Degree	54
16.1.3	Mine Planning Block Model

For open pit planning, the resource block model was reblocked to a 5 m x 5 m x 5 m block size, as the original 2.5 m x 2.5 m x 5 m blocks were considered small and impractical for the scale of the proposed operations. A minimum practical dig block size or, selective mining unit (SMU), of 5 m x 5 m x 5 m was selected to balance geological complexity with operational efficiency. This SMU size reflects the style of mineralization, potential for selective extraction, and bench heights compatible with the capabilities of the planned equipment and the scale of the operation.

The reblocked model was used for mine planning and material quantity estimation purposes in this PEA.

16.1.4	Cut-off Grade

To determine whether the material from open pit should be sent to the mill for processing or sent to the waste rock pile, the mill marginal cut-off grade is used, referred to as the “Open Pit Discard Cut-off” in CIM (2019). Unlike the breakeven cut-off grade, this threshold excludes mining costs, as all material already defined to be within the pit limits must be mined regardless of its classification (i.e., mineralized material or waste), to access the underlying benches. The only exception where a mining cost would be included in the marginal cut-off grade calculation is if there is an incremental cost for mining ROM relative to mining waste.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Using the economic parameters presented in Table 16-8 which is provided in Section 16.1.5, the marginal open pit cut-off grade was calculated to be 0.30 g/t Au.

The mill marginal cut-off grade was applied to material contained within an economic pit shell where the decision to mine a given block as mineralized material or waste was determined by the Whittle optimization.

16.1.5	Pit Optimization

The Queensway pit optimization was conducted in Whittle software utilizing the Lerchs-Grossmann (LG) algorithm to generate a pit shell that provides the maximum operating margin (before capital, taxes, or discounting), based on a mine planning block model and a set of input economic and technical parameters summarized in Table 16-8.

Table 16-8: Pit Optimization Parameters

Parameter	Unit	Value
Au Price	US$/oz	2,200
Exchange Rate	C$ to US$	1.43
Gold Payable	%	99.95
Transport, Treatment and Refining Charges	US$/oz	5.0
Royalties	% NSR	0.4
Processing Recovery	%	90
Processing Rate	tpd	5,000
Open Pit Mining Cost	C$/t mined	5.0
Processing Cost	C$/t feed	20.0
General and Administrative (G&A) costs	C$/t feed	7.5
Dilution and Ore Loss	%	0
Pit Overall Slope Angle (OSA)	degree	45

The pit optimization for this study is based on a gold price of US$2,200/oz with values applied to Indicated and Inferred Mineral Resources. A royalty was applied in the Whittle model as a selling cost along with off-site costs for transport, treatment, and refining that were benchmarked to similar open pit gold projects.

An operating bench height of five metres in both ore and waste zones was selected, based on the block model dimensions and the size of the proposed loading equipment.

Pit overall slope angles (OSA) were determined in conjunction with the geotechnical parameters outlined in Section 16.1.2 and the expected haulage ramp width and alignment. Haulage ramps 20 m wide with a 10% gradient to accommodate two-way traffic by 70-tonne capacity trucks are proposed. The OSAs are estimated to be 45 degrees.

Physical constraints were incorporated into the optimization process. As shown in Figure 16-5, the exclusion zone lies outside the Project boundary, thereby restricting the extent of the pit shell.

Input revenue assumptions are frequently factored (referred to as a revenue factor [RF]) to create a series of nested pit shells that are analyzed on an incremental basis to define the optimal pit shell to be utilized as a guide to ultimate pit design with haulage ramps. Smaller nested pit shells are also useful as a guide to phase pit design. A series of nested optimization pit shells were generated utilizing the pit optimization input parameters presented in Table 16-1 and a variable revenue factor. Overall pit optimization results are presented graphically in Figure 16-4.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-4: Open Pit Optimization Results

Queensway Pit Shells at US$2,200/oz Gold Price, Overall Results
MAX Undisc'd CF
PIT #49 (RF1.00)
Operating Margin (CAD Millions)
Total Material Mined (Mt)
Pit shell #
0
500
1,000
1,500
2,000
2,500
3,000
0
50
100
150
200
250
In situ ore (kt)
Waste (kt)
CF M$ undisc'd

Pit shell No. 49 was selected as the optimum final pit shell, which corresponds to a RF of 1.00, and maximizes the undiscounted value of the deposit. Pit shell No. 49 is illustrated in Figure 16-5.

The quantities contained within Pit shell No. 49, including ROM mineralization above the cut-off grade and waste rock, are summarized in Table 16-8. All reported quantities and grades are in situ.

Table 16-9: Selected Pit Shell Quantities

Revenue Factor	ROM (000 t)	Gold Grade (g/t)	Contained Gold (000 oz)	Waste Rock (000 t)	Strip Ratio
1.00	25,485	1.85	1,512	165,866	6.5

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-5: Whittle Pit Shell No. 49 (RF=1.00)

Subsequent analysis of the selected pit shell indicates that the smaller pits located south of the Trans-Canada Highway, as well as the Honeypot pit shell to the north, offer limited profitability and have therefore been excluded from the mine plan presented in this study. In addition, the Keats South pit shell, which crosses the highway, has been removed as its projected profit does not justify the cost of the required highway realignment.

The selected pit shell does not incorporate geotechnical and operational features such as access ramps, proper bench configurations, or minimum mining width requirements. Its primary purpose is to serve as a basis for defining ultimate pit limits and to guide the development of a detailed, engineered open pit design.

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16.1.6	Pit Design

The final pit design was developed based on selected pit shells within Whittle shell No. 49, with consideration given to individual pit profitability, proximity to property boundaries, and the nearby Trans-Canada Highway.

Mine design criteria are based on a conventional surface mine operation using 11.5 m3 wheel loaders for waste loading and a 10 m3 hydraulic excavator for ore and waste loading. Haulage is accomplished by a fleet of 70-tonne capacity trucks. An operating bench height of five metres was selected based on the block model dimensions and the size of the loading equipment.

The ultimate pit design incorporates geotechnical slope parameters (bench face angle, inter ramp angles, and berm widths) presented in table 16-7, and it also includes haulage ramps, and accounts for minimum mining width required by the selected open pit mining equipment.

All pits are designed with 5m operating bench heights. However, in certain higher-elevation areas, there is potential to mine waste rock using 10m high benches. This approach could reduce costs and improve vertical advance rates (measured in metres per year). This is considered a project opportunity that has not been incorporated into base case mine plan. To maximize ore selectivity and minimize dilution it is expected that mineralized material will be mined only on 5m benches.

The haulage ramps are designed for the largest hauling equipment using the road, i.e., a 70-tonne capacity truck. For double lane traffic, the industry best practice is to design a travelling surface of at least three times the width of the largest vehicle. The shoulder berm on the outside edge is designed to a height equal to the half of the rolling radius of the largest tire using the ramp. For two-way traffic the minimum overall width, including shoulder berm and ditch, is 20 m. For the benches near the pit bottom, the haul road is narrowed to a width of 15 m, suitable for single lane traffic. The maximum ramp gradient is 10%. The pit ramp was assumed in the final wall for each phase to always provide access to all pit phases, which satisfies the need for concurrent phase pit mining. All roads will require a cap of crushed rock to facilitate all-season use.

The open pit design encompasses the 17 pit areas identified in the pit optimization. The ultimate pit layout is illustrated in Figure 16-6.

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Figure 16-6: Ultimate Pit Plan View

To optimize production scheduling, initial starter pits were strategically designed in areas with higher economic returns to enhance early-stage project profitability. Consequently, the four most profitable project areas, Iceberg, Keats West-North, Keats and K2, which collectively contain approximately 85% of total gold within the Queensway project area, were subdivided into phase pit designs. The phase design process was guided by the smaller revenue factor pit shells from the open pit optimization analysis as a guide.

Keats is the single largest pit, extending to a bottom elevation of -145 MASL, resulting in a pit depth of approximately 240 m. K2 is the second largest pit, also reaching a bottom elevation of -145 MASL, with a total depth of approximately 225 m.

Figure 16-7 to Figure 16-14 present plan view and longitudinal sections of the four major mining areas Keats, Keats West-North, Iceberg and K2 including the starter pits, intermediate pits, and ultimate pits. The longitudinal sections show resource blocks above a cut-off grade of 0.30 g/t Au.

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Figure 16-7: Keats Pit Phases, Plan View

N
1
84m
657850 E
658100
5427600 N
5427600 N
20m
-55m
5427350
5427350 N
5427100 N
5427100 N
657850 E
658100 E
1'
PIT PHASES
Phase 1 Pit
Phase 2 Pit
Ultimate Pit

Figure 16-8: Keats Pit Phases, Longitudinal View

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-9: Keats West North Pit Phases, Plan View

N
1
1'
657850 E
658100 E
5428100 N
5427850 N
5427600 N
10m
35m
87m
PIT PHASES
Phase 1 Pit
Phase 2 Pit
Ultimate Pit

Figure 16-10: Keats West North Pit Phases, Longitudinal View

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-11: Iceberg Pit Phases, Plan View

658350 E
658600 E
658850 E
5428100 N
5427850 N
1
1'
45m
35m
94m
PIT PHASES
Phase 1 Pits
Ultimate Pit

Figure 16-12: Iceberg Pit Phases, Longitudinal View

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-13: K2 Pit Phases, Plan View

658850 E
659100 E
5430100 N
5430100 N
5429850 N
5429600 N
5429600 N
658850 E
1'
1
35m
15m
-10m
-145m
62m
PIT PHASES
Phase 1 Pits
Phase 2 Pit
Ultimate Pit

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 16-14: K2 Pit Phases, Longitudinal View

16.1.7	Waste Management Facilities

The open pit waste from the pit consists of overburden and waste rock material. Separate overburden storage facilities (OSF) and waste rock storage facilities (WRSF) were designed to be located as close as practical to the open pits to minimize haul distances and haul truck cycle time for each pit phase, considering the pit waste disposal requirements, access road and facility layout, geotechnical parameters, and proximity to existing water bodies.

The total amount of waste within the mine plan is 158 Mt. The overburden stripped from the open pit will be placed in the overburden stockpile and used for future closure and reclamation activities.

A swell factor of 1.30 was applied in the design of the waste rock storage facilities, while a lower swell factor of 1.20 was used for the overburden storage facilities. All waste rock storage facilities were designed with a 36° face slope and overall slopes of 26° (2H:1V). All overburden storage facilities were designed with a 36° face slope and overall slopes of 18° (3H:1V). Slope configurations differ between the two: waste rock facilities use 15 m lift heights with 10 m berms, whereas overburden facilities use 5 m lifts and 8.5 m berms.

The designed capacities of these storage facilities are sufficient to accommodate all waste rock generated from open pit mining. At the end of the mine life, all waste management facilities will be reclaimed. Final regrading using dozers will re-slope the structures to support revegetation. Perimeter drainage ditches will be installed to prevent surface water runoff from entering natural watercourses directly.

Surface water runoff from all waste management facilities will be directed to surface water management ponds. These ponds are designed to allow for the settling of suspended solids and to serve as monitoring points for water quality. Water that meets discharge criteria will be released directly to the environment, while non-compliant water will be treated at a water treatment plant prior to discharge.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

It is recommended that geochemical characterization of waste rock be conducted prior to the start of mining operations, with the findings used to guide waste rock management strategies. Barren rock and uneconomic mineralized material should be classified as either potentially acid-generating (PAG) or non-acid-generating (clean) waste rock. A comprehensive study is advised to assess the potential presence and volume of PAG material within the planned mining limits. At this stage, no waste volumes by category have been estimated.

The waste destinations are displayed in Figure 16-15.

Figure 16-15: Waste Management Facilities

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Backfilling of mined out pits is not proposed in this study however, it is considered an opportunity for future mine planning once the full extent of the Mineral Resources have been defined.

16.1.8	ROM Stockpile

The ROM stockpile is located adjacent to the mill and is constructed in 15 m lifts with a 10 m wide berm between each subsequent lift. This results in an overall stockpile slope of approximately 26°. The stockpile is accessed by using a 10% haul road built along the outer edge.

Stockpiled ROM material will be used to supplement open pit plant feed throughout the mine schedule, enhancing operational flexibility and enabling the delivery of the highest possible grade to the mill. Once open pit ROM is depleted in Year 13, the mill will be fed exclusively from the low grade stockpile in Year 14 and Year 15.

ROM material will be stockpiled by grade into three categories:

•	High grade ROM: > 3.0 g/t Au
•	Medium grade ROM: 1.0 g/t Au - 3.0 g/t Au
•	Low grade ROM: 0.3 g/t Au - 1.0 g/t Au

High grade ROM will be processed directly as it is mined, with limited stockpiling. Medium-grade ROM will be fed to the mill as it becomes available, helping to maintain the highest possible head grade during ongoing mining operations.

The low grade ROM stockpile is expected to accumulate steadily until Year 7, maintaining an inventory exceeding 8 Mt through Year 9, to supplement mill feed and support the 7,000 tpd processing target. During Years 14 and 15, the stockpiled low grade material will constitute the sole mill feed. Over the LOM, low grade stockpile material averages 0.52 g/t Au.

The stockpile inventory is expected to reach a maximum of 9.8 Mt in Year 4 and will be fully depleted in Year 15.

16.1.9	Estimate of Pit Mineable Quantities
16.1.9.1	Dilution and Ore Loss

Plant feed is expected to incur dilution as a result of ore and waste mixing during blasting, limitations in loading equipment selectivity, and constraints in grade control resulting from blasthole assay accuracy.

External (contact) dilution that is normally incurred at the contacts with waste rock during the vein excavation is determined by analyzing the number of waste blocks in contact with ore blocks. Ore blocks, defined as mineralized material above the cutoff grade of 0.3 g/t Au and classified as Indicated or Inferred within the pit design, are considered plant feed. Mineralization above cutoff but not classified is treated as waste.

During excavation with the selected 10 m³ hydraulic excavators, approximately 0.5 m of dilution skin is expected at the contact zones between ore and waste blocks. The “gndiln.dat” algorithm in HEXAGON MinePlan software was used to estimate the number of waste contacts for each ore block on a bench-by-bench basis. An ore block can have up to four adjacent waste contacts.

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Dilution is applied based on the number of waste contacts:

•	1 contact: 10% dilution
•	2 contacts: 20% dilution
•	3 contacts: 30% dilution
•	4 contacts: 40% dilution

Isolated ore blocks surrounded by waste are considered ore loss. In addition, ore loss includes allowances of 2% for unrepresentative blast hole assays resulting in misdirected truckloads and occasional losses where excessive dilution during excavation reduces the mining grade below the cut-off grade, requiring material to be wasted.

Based on this analysis, external dilution from adjacent waste blocks is estimated at 10.6% of in-situ resources within the proposed pit.

A subsequent analysis of the grades of waste rock in contact with ROM indicates that dilution material will average approximately 0.088 g/t Au.

Overall mining losses are estimated at 3.8%. These losses are attributed to isolated ore blocks that are inadvertently mined as waste, misclassification due to unrepresentative blast hole assays resulting in misdirected truckloads, and cases where excessive dilution reduces the effective grade below the cut-off threshold, making the material uneconomic to process.

16.1.9.2	Pit Mining Quantities

In this study ROM ore quantities and plant feed estimates are founded Indicated and Inferred Mineral Resources. The mineable mining quantities are defined as the material within the Queensway ultimate pit, considering allowances for dilution and mining losses, and applying a cut-off grade of 0.30 g/t Au. The mineable open pit quantities are summarized in Table 16-10 by pit phase.

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Table 16-10: Ultimate Pit Quantities

Pit Name	ROM (000 t)	Gold Grade (g/t)	Contained Gold (000 oz)	Strip Ratio
Keats SE	6	0.58	0.1	6.6
Keats ph1	782	2.83	71.2	2.5
Keats ph2	2,437	1.83	143.4	6.1
Keats ph3	2,531	1.29	104.9	11.8
Cokes	894	1.01	28.9	2.4
Keats WN ph1	448	1.64	23.6	2.5
Keats WN ph2	2,327	1.30	97.4	1.5
Keats WN ph3	3,663	1.66	195.6	2.9
Iceberg ph1	506	6.75	109.7	3.9
Iceberg ph2	203	2.76	18.1	4.5
Iceberg ph3	1,544	3.38	167.7	6.2
Little	9	0.66	0.2	3.5
Powerline	112	0.96	3.5	11.6
Golden Joint	115	1.20	4.4	6.4
Road	35	0.86	1.0	3.5
Iceberg Alley	40	2.24	2.9	30.4
Dome	51	3.83	6.3	8.3
Lotto	1,542	1.67	82.9	16.3
Lotto North	221	1.10	7.8	9.7
Monte Carlo	1,153	1.35	49.9	7.0
Regular	297	0.99	9.5	3.9
K2 ph1	235	1.87	14.1	1.5
K2 ph2	189	2.23	13.5	2.1
K2 ph3	1,009	1.17	38.0	2.5
K2 ph4	5,715	0.98	180.2	6.3
Jackpot ph1	62	3.88	7.8	4.9
Jackpot ph2	176	2.45	13.9	10.7
Total	26,303	1.65	1,397	6.0

The ultimate pit comprises 26.3 Mt of Mineral Resources, of which approximately 33% are classified as Inferred. It also includes 185 Mt of waste rock, resulting in an overall strip ratio of 6:1. The main pit area which includes Keats, Keats West-North, Iceberg and K2 is by far the most significant contributor to plant feed, representing 82% of the total plant feed quantity.

The QP cautions that mineral resource quantities in Table 16-10 cannot be considered Mineral Reserves, since the quantities are based on a conceptual study and include inferred mineral resources. Mineral Reserves must be based on at least a prefeasibility study as defined in NI 43-101 and cannot include Inferred Mineral Resources. There is no guarantee that further exploration will upgrade any of the Inferred Mineral Resources to the Measured or Indicated category.

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16.1.10	Open Pit Production Schedule

The primary objective of the production schedule is to achieve the processing plant’s annual feed target of 2.555 Mt (equivalent to 7,000 tonnes per calendar day), in coordination with planned underground production.

Key open pit scheduling objectives include:

•	Prioritizing high grade ROM during the pre-production phase to generate early revenue through toll milling.
•	Establishing sufficient capacity for in-pit tailings deposition; and
•	Maximizing plant feed grade by utilizing gold cut-off bins, as outlined in Section 16.1.8.

Other open pit objectives focus on maintaining a consistent open pit mining rate and stabilizing truck fleet size to minimize fluctuations in workforce requirements and limit the need for additional truck acquisitions. Where possible, the more profitable pits (i.e. those with higher gold grade or lower strip ratio) are scheduled earlier in the mine life.

The open pit production schedule is developed on a yearly basis with the maximum pit sinking rate of 50 vertical metres annually, representing 10 benches. The total pit life is approximately 13 years. The life of mine average mining rate is estimated at approximately 40,000 tpd. Any run-of-mine (ROM) material exceeding the plant’s processing capacity will be stockpiled adjacent to the processing facility and rehandled as required during the mine life and following completion of open pit mining.

Toll milling operations will be conducted from Year 1 through Year 5 ahead of on-site plant start-up. In Year 5, the on-site plant will operate at 80% of its nameplate capacity to allow for commissioning, ramp-up, and debottlenecking activities. This will be followed by nine years of steady-state operation at full capacity (7,000 tpd). Following completion of open pit mining in Year 13, the on-site plant will process the remaining stockpiled low grade material during the final two years of the mine life (Years 14 and 15).

The conceptual open pit mine production schedule and plant feed is summarized in Table 16-11 and Figure 16-16 and Figure 16-17.

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Table 16-11: Open Pit Production Schedule and Plant Feed

	Units	Total	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15
Pit Production
ROM	000t	26,303	1,401	2,131	4,223	2,921	1,772	1,813	2,311	2,036	1,973	1,736	1,625	1,498	863
Au Grade	g/t	1.65	3.39	3.19	1.51	1.24	2.01	1.72	1.54	1.16	0.94	1.08	1.29	1.59	1.26
Au Contained	000oz	1,397	152	218	205	117	114	100	115	76	59	60	67	77	35
Overburden	000t	14,372	1,602	1,963	1,784	1,552	2	1,074	1,717	4	1,514	783	481	1,162	734
Waste Rock	000t	143,956	7,842	8,112	10,205	12,525	15,131	13,368	12,800	14,667	13,530	13,377	12,626	6,577	3,196
Strip Ratio	t:t	6.0	6.7	4.7	2.8	4.8	8.5	8.0	6.3	7.2	7.6	8.2	8.1	5.2	4.6
Total Mined	000t	184,632	10,845	12,206	16,212	16,998	16,905	16,255	16,827	16,707	17,017	15,897	14,733	9,237	4,793
Mine Days		4,654	274	365	365	365	365	365	365	365	365	365	365	365	365
Mining Rate	000tpd	40	40	33	44	47	46	45	46	46	47	44	40	25	13
Plant Feed from Pit
Plant Feed	000t	26,303	128	255	255	256	2,300	2,384	2,269	2,341	2,285	2,426	2,555	2,555	2,555	2,555	1,184
Au Grade	g/t	1.65	12.54	12.28	9.99	8.13	3.55	2.15	1.83	1.24	0.90	0.92	1.01	1.15	0.77	0.52	0.52
Au Contained	000oz	1,397	51	101	82	67	262	165	134	93	66	72	83	94	63	43	20

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Figure 16-16: Pit Annual Production

Figure 16-17: Plant Feed from Pit and Stockpile by Gold Grade Bins

Mining activities are scheduled to begin in Year 1 at the Iceberg pit, which hosts the highest average gold grade. Early mining at Iceberg is intended to generate initial revenue through toll milling and to create capacity for in-pit tailings deposition starting in Year 5, when on-site plant operations are scheduled to commence. The Iceberg pit is projected to be fully mined at the end of Year 3.

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Mining at the Keats West-North and Keats pits will also begin during the Year 1. Keats West-North, the second most profitable pit, is planned for completion by end of Year 5 to provide additional capacity for tailings deposition. The Keats Pit, ranked third in profitability, is scheduled for completion by end of Year 8 to ensure continued in-pit tailings capacity.

Development of the K2 Pit, the second largest in volume, will start in Year 3, beginning with two small, high grade starter pits. The full development of the K2 ultimate pit is targeted for completion by end of Year 11, adding further tailings deposition capacity.

Throughout the project, smaller pits will be mined as needed to supplement plant feed and to optimize the overall pit feed grade.

16.1.11	Open Pit Operations and Equipment Selection

It is assumed that the Queensway pit will be developed as a conventional owner-operated open pit mining operation. The mine team will be responsible for all core activities, including drilling and blasting, loading, hauling, and site maintenance. In addition, the operation will require technical services, such as mine planning, grade control, geotechnical support, and surveying.

The open pit is planned to operate 365 days per year on a 24-hour basis, utilizing four rotating crews working 12-hour shifts. Scheduled delays within the shift are estimated to total 1.5 hours per 12-hour shift, comprising breaks totalling 60 minutes and shift changes of 15 minutes each at the beginning and end of the shift.

During the remaining 10.5 hours, operating delays or inefficiencies will be incurred for such things as fuelling, evacuation for blasting, queuing behind other units, travelling at slow speeds due to road conditions, relocation to new worksites, etc., all of which have the effect of reducing equipment productivity from theoretical estimates. Effective job efficiency during the remaining 10.5 hours is estimated at 83 percent, or 50 minutes per hour.

Estimated mechanical availability and utilization rates for production equipment over the life of mine are summarized in Table 16-12.

Table 16-12: Equipment Mechanical Availabilities and Utilization

Production Fleet	Mechanical Availability	Use of Availability
Drill	80%	85%
Excavator	85%	90%
Front-end Loader	80%	85%
Haulage Trucks	85%	95%

A proposed mining fleet is presented in the following sections of this report based on a conventional open pit operation employing standard loading and hauling practices. Mine equipment replacements are estimated based on projected operating hours and expected equipment life.

16.1.11.1	Drilling and Blasting

Overburden material is assumed to be excavated without drilling and blasting. Excavation of waste rock and mineralized material require drilling and blasting.

Production drilling will be performed using a fleet of diesel-powered rotary drills equipped with 165 mm bits. Drilling productivity is estimated at 39 metres per operating hour (m/ophr) in mineralized zones and 50 m/ophr in waste rock. Tighter burden and spacing will be applied in the ore zones to ensure better fragmentation and improved selectivity. Waste rock will be drilled on 10-metre-high benches, while 5-metre flitches (split benches) will be used for ore to support grade control and selective mining. A fleet of four production drills is expected to meet the forecasted drilling demand over the life of mine.

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To maintain final pit wall integrity and enhance slope stability, pre-split drilling will be employed. This will be carried out using two down-the-hole (DTH) hammer drills equipped with 102 mm bits, which are expected to meet pre-splitting requirements throughout the LOM.

An explosives supplier will be contracted to provide downhole delivery services, along with bulk emulsion trucks and on-site explosive storage facilities. Due to anticipated wet ground conditions, life-of-mine (LOM) blasting activities are expected to utilize water-resistant bulk emulsion, applied at a powder factor of 0.30 kg per tonne of blasted material. To reduce contact dilution, mineralized material may be blasted separately from waste rock, allowing for improved selectivity during excavation.

Grade control assaying will be performed using cuttings from production blastholes. To minimize dilution, maximize ore recovery, and thereby improve the operation’s overall economics, grade control will play an important role throughout the mining process. Blastholes drilled in the vicinity of expected ore (including those drilled in the adjacent waste rock) will be sampled and assayed for grade control purposes.

It is expected that initially most rock drilled in phase pits will be sampling and assayed, but over time, as geological knowledge is gained, pit geologists will optimize grade control practices by recognizing potentially mineralized areas where blasthole sampling and assaying is warranted and avoiding the cost of sampling in areas that are likely barren.

A grade control block model will be developed to assist with interpretation of assay data and will be regularly updated throughout the life of mine. Based on the model and assay results, grade control technicians will mark mineralized zones above the cut-off grade using stakes, paint, and flagging, and will provide excavation guidance to operators to help ensure high ore recovery and minimal dilution.

16.1.11.2	Loading and Hauling

Diesel-powered front-end loaders (11.5 m³ capacity) and hydraulic excavators (10 m³ capacity) are expected to be used for excavating blasted rock. Material will be hauled using 70-tonne haul trucks, transporting ROM ore directly to the crusher or ROM stockpile, and waste rock and overburden to designated disposal areas.

The mine plan includes a fleet of two hydraulic excavators and three front-end loaders, with two replacement loaders scheduled over the life of mine (LOM). Estimated loading productivity is 1,020 tonnes per operating hour (t/ophr) for both hydraulic excavators and front-end loaders.

Haulage cycle times for ROM and waste have been calculated for each bench in all pits to their respective dump locations. Cycle times vary from 14.3 to 19.3 minutes over the LOM, depending on pit depth and haul distance to the ROM stockpile or waste facility. On average, waste haul distances are estimated at 3.0 km, while ore haul distances average 2.6 km.

Based on projected cycle times and production targets, haul truck requirements are projected to peak at 18 units between Years 5 and 9. No truck replacements are anticipated over the life of mine.

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16.1.11.3	Roads and Dumps

The equipment required to maintain the pits, roads, waste dumps and ROM stockpile includes:

•	Three tracked bulldozers, 3.6 m blade, 197 kW
•	Three tracked bulldozers, 3.9 m blade, 237 kW
•	Two wheeled bulldozers, 3.6m blade, 173 kW
•	Four road graders, 4.3 m blade, 178 kW
•	Three water trucks, 30,000 L capacity
•	Two small backhoes, 2.3 m3 bucket

The bulldozer fleet estimate accounts for the dispersed layout of the pit areas, which may restrict equipment mobility and result in some units being temporarily landlocked. Bulldozers will be utilized for a range of support tasks, including clearing loader faces, maintaining haul roads, managing dumps, and preparing blast patterns.

Motor graders will be primarily responsible for the maintenance of mill feed and waste haul routes, ensuring safe and efficient travel for the haul fleet. Water trucks will patrol the haul roads to provide dust suppression, supporting both safety and environmental compliance

The small backhoes will assist on dilution control on mill feed/waste separation as well as for cleaning sedimentation ponds and water ditch repairs.

Operating hours have been estimated for each piece of support equipment based on their expected utilization over the life of mine.

16.1.11.4	Service Equipment

Service equipment required for the open pit includes:

•	Fuel/Lube Truck
•	Flatbed Truck
•	Maintenance Service Truck
•	All Terrain Crane
•	Truck Tractor and Low-bed trailer
•	Tire Manipulator
•	Mine Pickup Trucks
•	Buses for Shift Change
•	Portable Light Towers
•	Submersible Pumps
•	Dewatering Pumps
16.1.12	Open Pit Personnel

The open pit workforce is based on an owner operated scenario, with the Queensway directly responsible for equipment using its own personnel.

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The work schedule assumes a 24-hour/day, 7-days/week and 365-days/year mining operation. To support this schedule, operations and maintenance teams will work in two 12-hour shifts per day, organized on a four-shift rotating roster.

The open pit manpower has been categorized into three primary groups including Staff Manpower (covering Technical Services, Operations Supervision and Maintenance Supervision), Mine Operations and Mine Maintenance.

Total workforce for a typical year of operation, i.e., Year 4, is shown in Table 16-13.

Table 16-13: Typical Workforce in the Open Pit

Pit Workforce	Quantity
Staff Manpower
Technical Services	42
Operations Supervision	17
Maintenance Supervision	8
Mine Operations
Drillers	15
Blasters	8
Excavator/Loader Operators	14
Truck Drivers	65
Support Equipment Operators	17
Dump Attendants, Laborers	16
Mine Maintenance
Mechanics, Welders, Electricians	28
Fuel, Lube, Tire Service	10
Total Pit Workforce	239
16.2	Underground Mining
16.2.1	Introduction

A scoping-level mine design, production schedule, and associated mining cost model were developed for the Queensway Gold Project based on an underground mining method. The production schedule is based on a variable mill feed rate from the underground ranging from 500 tpd to 800 tpd, depending on how many ramp systems are active. Mining will be undertaken by the project owner using conventional underground mining equipment. The excavation method selected for the underground mine is cut and fill.

The mine planning work is based on the mineral resource model created by SLR discussed herein. Mineral Resources classified as Indicated and Inferred were allowed to contribute revenue to the economic stope designs.

This preliminary economic assessment (PEA) is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of this PEA will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability.

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The portion of the indicated and inferred mineral resources used for evaluation purposes in the PEA above the cut-off value, including allowances for dilution and mining loss, is referred to as ROM in this report. SLR cautions that ROM quantities cannot be considered Mineral Reserves. Inferred Mineral Resources are estimated to form the basis for approximately 33% of ROM quantity estimates. There is no guarantee that further exploration will upgrade any of the inferred mineral resources.

This section discusses the underground mining aspects of the PEA.

16.2.2	Geotechnical Considerations

Please refer to section 16.1.2 for geotechnical considerations.

On average, the rock mass rating for the deposit is RMR=77, based on the limited data available, a Rock Tunnelling Quality Index, as shown in Figure 16-18 (Barton1974).

Figure 16-18: Rock Tunnelling Quality Index Q Equation

Source “Practical Rock Engineering”, Ch.12, pg 12, 2023.

-The equation is comprised of three parts: block size (RQD/Jn), inter-block shear strength (Jr/Ja), and active stress (Jw/SRF), with values and results summarized in Table 16-14.

Table 16-14: Q Inputs and Results

Item	Value	Range
RQD	50.0	0-100
Jn	12.0	0.5-20
Jr	1.5	0.5-4
Ja	2	0.75-20
Jw	0.8	0.1-1
SRF	5.0	.1-20
Q=	0.46875
Q’=	3.125

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Determining Q and the Modified Rock Quality Index (Q’). The Modified Rock Quality Index ignores the active stress and treats the value as 1.

Q, as a value, does not determine the quality or amount of ground support required when used with the Equivalent Dimension (De, Barton 1974), which is the excavation span divided by a quantity called the Excavation Support Ratio, ESR (Figure 16-19).

Figure 16-19: Equivalent Dimension and ESR values

Source: “Practical Rock Engineering”, Ch.12, pg 14, 2023

The operating development is 3m x 3m, and the capital development is 4m x 4m. The De for operating development ranges from 0.6 to 1 (Category A, Temporary openings). If unconsolidated backfill is being considered, the height of the stope should be considered greater since the hanging wall will move, a suggested height of 12m (half the height) will result in a De of 2.4 to 4. The De for capital development is 2.5 (Category B, Permanent mine openings).

The length L of rockbolts can be estimated from the excavation width B and the Excavation Support Ratio ESR:

The length of rockbolt suggested for operating development ranges from 0.5m to 0.8m, however, a rock bolt of 1.2m is recommended. The length of rockbolt required for capital development is 1.6m.

The maximum unsupported span can be estimated from:

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For operating development, the range for maximum span is 4.4 m to 7 m. The widths will vary, and also the stopes are 24m or higher, with backfill underneath. Due to the size of the mineable areas, a cemented backfill (cement rock fill, or pastefill) would be recommended to minimize hanging wall movement and slabbing failure.

For capital development, the maximum span is 2.4 m. This suggests that all capital development must have ground support.

Considering the tunnel quality index and equivalent dimensions method as shown in Figure 16-20, it suggests that shotcrete and ground support are recommended.

Figure 16-20: Estimated support categories based on the tunnelling quality index Q

Source “Practical Rock Engineering”, Ch.12, pg 19, 2023, after Grimstad and Barton 1993, reproduced from Palmstrom 2006.

The Modified Stability Number N, uses the modified tunnel quality index Q’, and three factors, rock stress factor A, joint orientation factor B, and gravity adjustment factor C, as shown in Figure 16-21.

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Figure 16-21: Modified Stability Number N’

Source Cablebolting in Underground Mines, pg 222, 1996.

N’ is compared to the Hydraulic Radius, HR, considering the end walls, hanging wall, and back for analysis. The hydraulic radius uses the following formula, as shown in Figure 16-22.

Figure 16-22: Hydraulic Radius HR

Source Cablebolting in Underground Mines, pg 223, 1996.

The inputs used for stope sizing are shown in Table 16-15 and Table 16-16. The evaluation considers the ultimate stope size to evaluate the stope unsupported without backfill.

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Table 16-15: Stope Sizing Result

Ultimate Size	Value (m)	Dip	Length of HW
Height	24.0	80.0	24.4
Width	3.0
Strike Length	20.0
Minimum Mining Width (MMW)	3.0

Table 16-16: N’ Result

Q'=	3.125	Range		Strike	Back	End
A	0.5	0-1	HR=	5.5	1.3	1.3
B	0.5	0-1	w=	20.0	3.0	3.0
C	7.0	2 TO 8	h=	24.4	20.0	24.4
N'=	5.5

The modified stability results in Figure 16-23, show that cut and fill designs are stable (back and end walls) and that an open stope 24 m high could be supported using cablebolts. The QP recommends that a tradeoff study be conducted comparing the longhole mining method with cut and fill mining method with varying stope dimensions.

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Figure 16-23: Modified Stability Number N’ vs Hydraulic Radius HR

The geotechnical information is limited, and the initial results are inconclusive. As a result, a conservative mining method approach of mechanised cut and fill was used to design the mine. Other methods that can be considered as more geotechnical information is proven, mining methods such as longitudinal, narrow vein open stoping method may become viable, reducing mining costs.

16.2.3	Cut-off Grade

-To determine the underground mineable material, a break-even cut-off grade was used. A mining cost of C$215 per tonne was assumed, based on comparable projects that SLR reviewed. A break-even cut-off grade of Au = 2.68 g/t was calculated based on a 1,000 tpd production rate. A detailed summary of cut-off grade parameters is provided in Table 16-17.

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Table 16-17: Cut-off Grade Parameters - Underground Mining

Parameter	Units	Value
Operating Days	days	350
Tonnes milled per day	tonnes / day	1,000
Recovery - Gravity, Flotation, CIL	%	90%
Au Price	US$/oz Au	$2,200
Exchange Rate	US$ 1.00 = X C$	1.43
Au Payable Percentage	C$ 000	99.95%
Refining cost Unit Cost	US$/oz	$5.00
Royalty NSR %	%	0.4%
Mining	C$/t milled	$215.00
Processing	C$/t milled	$20.00
G&A	C$/t milled	$7.50
Total Unit Operating Cost	C$/t milled	$242.50
Specific Underground Method		Cut and Fill
Key Assumptions		Underground mining will be done concurrently within the extraction timeline of the open pit.
COG Calculations
Breakeven COG	g/t Au	2.68
Surface COG (discard rate)	g/t Au	0.30
Incremental COG (U/G)	g/t Au	1.73
16.2.4	Underground Mine Design

-The mine is planned to be accessed via a total of five ramp systems from existing open pits. The ramp systems will be outfitted with ventilation systems, dewatering systems, safety systems, electrical distribution, and all other associated infrastructure to support mining operations. The five ramp systems cover the extent of the open pits as shown in Figure 16-24. The ramps are designed at a 15% grade to fit a small truck at 4 m W x4 m H. Most levels have a level access, sump, ventilation access, a truck loading area, and a remuck. Levels are spaced 24 m apart vertically.

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Figure 16-24: Underground Long Section Looking West

The stopes were designed using Deswik Stope Optimizer. A minimum mining width of 2.8 m was used, and 0.1 m of dilution was added to the hanging wall and footwall. A stope height of 3 m was used, and a strike length of 7 m. The breakeven cut-off grade of Au = 2.68 g/t was used to generate the stopes.

The mining method selected is overhand mechanised cut and fill as shown in Figure 16-25. The mineralization extends over a large vertical extent. To prevent hanging wall failure, cemented rockfill is used to minimize hanging wall movement. Backfilling is done on retreat once the extent of mineable material is reached.

Figure 16-25: Cut and Fill Mining Level Example

Note: Isometric view, not to scale

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

16.2.5	Underground Operations and Equipment Selection

The underground mining equipment fleet presented in Table 16-18 is for a single ramp system. The mines have a low tonnage individually. The schedule has up to three ramp systems going at one time, therefore equipment can be moved between systems to meet demands.

Table 16-18: Underground Equipment

Mining Equipment	Units	Quantity per Ramp System
Major Mobile Equipment
2 Boom Jumbos	ea	1
1 Boom Jumbos	ea	1
Trucks	ea	2
LHD	ea	2
Bolters	ea	2
16.2.6	Underground Stationary Equipment and Services

To support underground operations, the following systems and infrastructure are planned for and included in the capital cost and operating cost estimates:

•	Surface fan installations
•	Dewatering System on surface
•	Miscellaneous Pumping systems within each mine
•	Secondary Fans to support heading development
•	Portable Refuge Stations
•	Safety System, Min rescue systems and equipment
•	Electrical Substations, panels, and distribution
•	Communication systems
16.2.7	Underground Personnel

Underground personnel will be utilized by NFG during operations. It is envisaged that a contract mining company will be utilized for initial ramp establishment and all capital development (horizontal and vertical). NFG personnel would be responsible for production mining. Underground personnel vary from year to year, peaking at just under 100 personnel in the busiest year.

16.3	Combined Open Pit and Underground Production Schedule

Pre-production open pit stripping is scheduled to commence in Year 1, with ROM material stockpiled near the processing plant. The open pit production phase will extend from Year 1 through Year 13, with the LOM open pit production, including pre-production, estimated at 26.3 Mt at an average grade of 1.62 g/t Au. During the same period, approximately 158 Mt of waste rock will be mined, resulting in an average strip ratio of 6:1.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Processing of open pit ROM material through toll milling operations will be conducted from Year 1 through Year 5 and the on-site plant starts in Year 5.

Underground mining operations are planned from Year 6 to Year 10, covering a five-year period. Total LOM underground production is estimated at 1.07 Mt of ROM material with an average grade of 6.67 g/t Au.

In the final two years (Years 14 and 15), the onsite plant will process the remaining low grade material that was stockpiled over the course of the mine life.

- The combined LOM production schedule for both open pit and underground operations is illustrated in Figure 16-26 and summarized in Table 16-19.

Figure 16-26: Combined Open Pit and Underground Plant Feed and Average Gold Grade

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 16-19: Combined Open Pit and Underground Plant Feed

	Units	Total	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15
Plant Feed from Pit/Stockpile
Feed	000t	26,303	128	255	255	256	2,300	2,384	2,269	2,341	2,285	2,426	2,555	2,555	2,555	2,555	1,184
Au Grade	g/t	1.65	12.54	12.28	9.99	8.13	3.55	2.15	1.83	1.24	0.90	0.92	1.01	1.15	0.77	0.52	0.52
Au Contained	000oz	1,397	51	101	82	67	262	165	134	93	66	72	83	94	63	43	20
Plant Feed from Underground
Feed	000t	1,069						171	286	214	270	129
Au Grade	g/t	6.67						6.35	7.97	5.87	6.93	4.99
Au Contained	000oz	229						35	73	40	60	21
Total Plant Feed (QWN and Toll Mill)
Feed	000t	27,373	128	255	255	256	2,300	2,555	2,555	2,555	2,555	2,555	2,555	2,555	2,555	2,555	1,184
Au Grade	g/t	1.85	12.54	12.28	9.99	8.13	3.55	2.43	2.52	1.62	1.54	1.13	1.01	1.15	0.77	0.52	0.52
Au Contained	000oz	1,626	51	101	82	67	262	200	207	133	127	93	83	94	63	43	20

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

17.0	Recovery Methods

The PEA is based on a two-phase approach to processing. In the first phase (years 1 through 5 of the LOM) mineralized material will be mined from the Keats and Iceberg zones. High grade material will be crushed and hauled to a third-party mill for treatment, while lower grade material will be stockpiled near the location of a future on-site processing plant at Queensway. This will allow for revenue generation prior to and during the construction of a new processing plant, as well as provide mined-out pits into which tailings from the future processing plant will be deposited and that will eliminate the need to construct surface tailings impoundments. In the second phase (years 5 through 15), ROM and stockpiled material will be processed in the new Queensway processing plant.

17.1	Phase 1 - Toll Milling

A third-party mill will process high grade material sourced from the Keats and Iceberg zones of the Project at a rate of 700 tpd. ROM material will be crushed at Queensway before being loaded into trucks and transported to the toll mill. The mill will use a conventional grind-gravity concentration-CIL flowsheet to produce doré bars. Tailings will be deposited in the adjacent existing, permitted, tailings management facility. The toll mill is expected to be modified to add a gravity concentration and intensive leach circuit, conversion of existing leach circuit to a carbon-in-leach (CIL) circuit and upgrading the gold recovery circuit and gold room. Allowance has been made for these modifications in the Project capital cost estimate.

17.2	Phase 2 - Queensway Processing Plant

A new processing plant with a design throughput capacity of 7,000 tpd will be constructed at the Project site during years 3 and 4 of the LOM and will be commissioned and will ramp up production during year 5 of the LOM. The process will consist of the following unit processes:

•	Single stage crushing in a jaw crusher
•	Grinding using a semi-autogenous grinding (SAG) mill followed by a ball mill with the possibility of adding a pebble crusher
•	Gravity concentration followed by intensive cyanide leaching of the gravity concentrate
•	Flotation of the gravity concentration tails to produce a sulphide concentrate containing gold for sale
•	Concentrate dewatering and load out
•	Cyanide leaching of the flotation tails in a CIL circuit to recover gold remaining in the flotation tails
•	Carbon elution to strip the gold from the carbon and carbon regeneration
•	Electrowinning of the de-sorbed gold and intensive leach solution (from the gravity recovery circuit)
•	Cyanide destruction on the CIL tailings stream
•	Tailings thickening and disposal
•	Reagent makeup and storage, and water and air services

A block flow diagram representing the process is presented in Figure 17-1.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 17-1: Block Flow Diagram - Queensway Processing Plant

ROM
Crushing
Grinding
Gravity Concentration
Sulphide Flotation
Leaching (CIL)
Cyanide Destruction
Tailings
Thickening Filtration & Bagging
Elution & Regeneration
Intensive Leach Reactor
Gold Sulphide Concentrate For Sale
Electrowinning, Melting & Casting
Dore
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Block Flow Diagram
Queensway Processing Plant

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

17.2.1	Process Description

Key Process Design Criteria are presented in Table 17-1.

Table 17-1: Key Process Design Criteria

Criteria	Unit	Value
Plant throughput	tpd	7,000
	tpa	2,555,000
Crusher Utilization	%	75
Grinding, Flotation, and CIL Utilization	%	92
SMC Axb (25th percentile)	-	59.4
Bond Ball Mill Work Index (75th percentile)	kWh/t	18.4
Grinding Product Size (P80)	µm	75
Rougher Flotation Retention Time	min	30
Cleaner Stages	No.	2
Concentrate Mass (average)	% of Plant Feed	4.2
Leach Pre-aeration Retention Time	h	6
CIL Retention Time	h	36
17.2.1.1	Crushing

Material will be hauled from the mine or stockpiles and tipped into to the crusher dump hopper. A fixed hydraulic rock breaker will be utilized to break oversize rocks that do not pass through the static grizzly on the dump hopper. The ROM material will be reclaimed from the hopper by a vibrating grizzly screen and crushed by a primary jaw crusher at 389 tph. Combined vibrating grizzly undersize and crushed material will be conveyed to a covered stockpile. The crushing circuit will have a utilization of 75%, allowing for planned maintenance and unplanned down time. The crushed ore stockpile will allow routine crusher maintenance to be carried out without interrupting feed to the mill.

17.2.1.2	Grinding

The grinding circuit will consist of an open circuit SAG mill followed by a ball mill in closed circuit with hydrocyclones. The circuit has been sized based on a SAG mill feed size of 80% passing (F80) of 120 mm and a ball mill product size P80 of 75 μm. Two apron feeders will reclaim the crushed material from the stockpile and regulate feed to the grinding circuit at 317 tph via the SAG mill feed conveyor. SAG mill pebble production will be recycled via a series of conveyors back to the SAG mill feed conveyor. The SAG mill will discharge through a trommel screen where the oversized pebbles are recycled to the SAG mill feed and the trommel undersize will discharge into the cyclone feed pump box. Water is added to the cyclone feed pump box to obtain the appropriate density prior to pumping to the cyclones. This pump box also has a dedicated pump to feed the gravity circuit.

The ball mill will be fed by cyclone underflow and gravity circuit tails. The ball mill will discharge through a trommel, and the oversize will be screened out and discharged to a scats bunker. Trommel undersize will discharge into the cyclone feed pump box. The cyclone overflow will gravitate to the flotation circuit via a trash screen.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

17.2.1.3	Gravity Recovery Circuit

The gravity circuit will comprise one centrifugal concentrator and an intensive leach reactor (ILR). Feed to the circuit will be pumped from the cyclone feed pump box via a dedicated pump to a scalping screen. The +2 mm scalping screen oversize will be directed to the gravity tails pump box, where it will join the gravity tails going to the ball mill feed chute. The scalping screen undersize will be fed to the centrifugal concentrator.

Concentrate from the gravity concentrator reports to the ILR to extract the contained gold. The leached residue is washed before being pumped to the flotation circuit. The ILR pregnant leach solution is pumped to the gold room where the gold is recovered using a dedicated electrowinning cell and then melted to produce doré bars.

17.2.1.4	Flotation, Concentrate Thickening and Filtration

The ball mill cyclone overflow will gravitate to the rougher flotation conditioning tank where reagents are added and mixed thoroughly. Rougher flotation will use conventional forced-air tank cells. Rougher concentrate will be pumped to the cleaner circuit conditioning tank, while the tailings will be pumped to the pre-leach thickener. A two-stage cleaner flotation circuit will use column cells or other appropriate flotation technology to produce a saleable gold-containing sulphide concentrate, and tailings from the cleaner circuit will be combined with the rougher flotation tailings. The concentrate will be thickened and filtered to produce a filtered product containing approximately 8% moisture. The concentrate will be loaded into lined containers for shipping.

The overflow from the flotation tails thickener and the concentrate thickener will be recycled to a process water tank and re-used in the process.

It may be possible to by-pass the flotation step when processing material low in arsenic as shown in Figure 17-1. However, the viability of this option will require additional investigation and assessment during subsequent study phases.

17.2.1.5	Leaching, Carbon Adsorption, and Carbon Elution

The CIL circuit will consist of a pre-leach thickener, pre-aeration tank, and six leaching tanks, as well as carbon elution and regeneration equipment. The circuit feed will consist of the flotation tails, thickened in the pre-leach thickener to produce a slurry containing between 50% and 55% solids by weight. The pre-leach and CIL tanks are identical in size, with a total circuit residence time of 42 hours at a slurry density of 50% solids w/w. Air and lime will be added to the pre-leach tank, and air, lime, and cyanide solution will be added to the CIL tanks to maintain optimal leaching conditions. Fresh/regenerated carbon from the carbon regeneration circuit will be added to the last CIL tank and then the carbon will be advanced counter-currently to the slurry flow (from each tank to the preceding tank) by interstage pumps. Leached slurry from the last CIL tank will gravitate to the cyanide destruction tanks.

The loaded carbon will be pumped from the first CIL tank to the carbon elution circuit. Prior to gold stripping, the loaded carbon will be treated with a weak acid solution to remove calcium, magnesium, and other salt deposits. The acid-washed carbon will then be transferred to the elution column for stripping. The pressure elution system will extract the gold from the carbon into a pregnant eluate, and the gold will be recovered by electrowinning (EW) and the EW sludge will be filtered and dried, and then melted with fluxes to produce doré bars and slag. Dewatered, barren carbon from the stripping column will be reactivated in an electric rotary kiln to drive off organic contaminants and will then be returned to the CIL circuit.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

17.2.1.6	Cyanide Destruction and Tailings Thickening

CIL tailings will flow by gravity to the cyanide destruction tanks with a total retention time of 90 minutes to reduce the weak acid-dissociable cyanide (CNWAD) concentration to less than 2.0 ppm. Cyanide destruction will be carried out using the industry-standard SO2/Air method. From the second cyanide destruction tank, the tailings will report to the carbon safety screen where fine carbon is captured to minimize gold losses. The carbon safety screen underflow (detoxified tailings) will be thickened before being discharge to an in-pit tailings management facility. The overflow of the tailings thickener will be re-used as process water in the plant.

17.2.1.7	Reagents and Consumables

Reagent and consumable consumptions will be further defined and optimized during future test work. For the PEA, their consumptions have been based on the exploratory test work completed to date and from comparable projects and key consumptions are summarized in Table 17-2.

Table 17-2: Key Reagent and Consumable Consumptions

Reagent / Consumable	Unit	Consumption
Grinding Media	kg/t	1.8
Sodium Cyanide	kg/t	0.95
Lime	kg/t	2.55
Oxygen	kg/t	0.9
Collector	kg/t	0.15
Frother	kg/t	0.05
Depressant	kg/t	0.12
Sodium Metabisulphite	kg/t	1.0
Copper Sulphate	kg/t	0.15
Flocculant	kg/t	0.06
Diesel (for mobile equipment, not including mining equipment)	kL/a	125
17.2.1.8	Power and Water

Electrical energy will be sourced from the provincial grid and consumption for the Queensway processing plant has been estimated from preliminary estimates of major equipment motor sizes plus an allowance for smaller equipment. The total connected load is estimated at approximately 19 MW, with nominal demand estimated at 14.3 MW.

Fresh water make up has been assumed to be sourced from local sources, primarily well water, and may include water from pit dewatering. Make-up water requirements will depend largely on how much water can be recycled from in-pit tailings disposal, however, it is anticipated that fresh water requirements will be less than approximately 100 m3/h.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

18.0	Project Infrastructure
18.1	Introduction

The Project will be developed following a phased approach and will require infrastructure to support mining operations. Infrastructure that is required to support operations includes:

•	Surface development, including clearing, grubbing, and terracing
•	Development of roads around the property, including an access road, service roads, and haul roads
•	Realignment of existing transmission lines, the establishment of a dedicated incoming transmission line, substation, and power distribution
•	Waste rock and overburden storage facility development
•	Water management infrastructure including intake water, effluent treatment plant, diversion ditches, sedimentation ponds, potable water, sewage system, process water and fire water
•	Surface buildings such as administration, dry complex, warehouse, mobile equipment maintenance shop, temporary accommodations
•	In-pit tailings storage facility (IPTSF)

An overview of the site layout is shown in Figure 18-1.

18.2	Surface Development

The Project site is defined by tree-covered gently rolling slopes, bog areas, and ponds. The site plan can be categorized into four principal domains:

•	Industrial terrace
•	Mining area
•	Waste rock and overburden storage
•	Run of Mine (ROM) pad

The site was designed such that all principal domains are situated within one localized watershed that drains north to the Gander River. To develop the Project, a total of approximately 470 ha will have to be cleared. Over the pit areas, it was assumed that 0.15 m of organics layer would need to be grubbed and stockpiled separately. For areas that require fill material such as the industrial terrace, it is assumed that local rockfill can be utilized as fill material. It is recommended that waste rock characterization studies be conducted to determine its suitability for use as construction aggregate.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 18-1: Site Layout

New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Site Layout
SLR
N
0 400 800 1200 1600 2000
Metres
656,000E
658,000E
660,000E
662,000E
5,432,000N
5,430,000N
5,428,000N
5,426,000N
Gander River
Mineral Concession Exclusion
UG Mine Portal 5
TL210 & 136L New Alignment
Watershed Boundary
TL210 & 136L (to be moved)
UG Mine Portal 4
OVB 135 m
Water Storage (Start-Up)
Tailings Storage (Yr 1-2)
WMF 130 m
Glenwood
UG Mine Portal 3
WMF 125 m
WMF 250 m
Tailings Storage (Yr 3-5)
Appleton
Mineral Stockpile
Tailings Storage (Yr 6-11)
Substation Location
UG Mine Portals 1 & 2
Industrial Terrace
T Railway Provincial Park
Access Road
Gander Lake
TCH HWY
To Gander

Source: SLR 2025.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

18.3	Roads
18.3.1	Site Access Road

The main access to the Project is via the TCH, which is a two-lane paved road and maintained year-round and traverses the island of Newfoundland. The TCH connects the site to the town of Gander located 15 km to the East. A 1.3 km road will be built to connect the TCH to the site’s planned industrial terrace, which will host the main buildings. No major upgrades or modifications to the TCH are envisaged as part of the Project.

18.3.2	Services Roads

Throughout the Project, service roads will be established to access facilities such as sedimentation ponds, water intake, effluent discharge, and buildings. The service roads are designed for two way traffic. The service roads will be 15 m wide, constructed with local rockfill, with ditching of 0.75 m deep by 2 m wide, and culverts installed as required. Major bridges are not envisaged for the Project. An allowance of approximately 15 km of service roads has been made for the cost estimate, however this needs to be further defined in subsequent studies.

18.3.3	Haul Roads

Haul roads are planned for the Project to connect the various together as well as connecting the pits to the waste rock piles, overburden pile, and ROM pad. Haul roads are either 30 m wide or 20 m wide, depending on their use. Approximately 10 km of haul roads (ex-pit) are planned for the Project. Haul roads will consist of local rockfill, safety berms, and ditching.

18.4	Power
18.4.1	Existing Powerlines

The Project site has two pre-existing powerlines that require relocation as part of the development plan. The two powerlines are:

•	138 kV transmission line owned and operated by Newfoundland Hydro (NL Hydro), tagged as TL-210
•	69 kV transmission line owned and operated by Newfoundland Power (NL Power), tagged as 136L

It is envisaged that these two transmission lines will be relocated to the north of the Project area. Each transmission line would require approximately eight kilometres of new routing. Approximately two kilometres of each existing transmission line would require removal.

In addition to the modification of the major transmission lines, there is one minor transmission line of unknown voltage that requires realignment, as well as one fibreoptic cable that requires relocation. It is recommended that NFG engage with the various owners of the three transmission lines and one fibreoptic cable that require realignment to determine next steps in selecting modified routes.

18.4.2	New Incoming Transmission Line

The Project will require a transmission line to operate the mine. It is envisaged that one of the existing transmission lines (TL-210 or 136L) could be utilized as the transmission line for the Project. It is estimated that the Project will have approximately 15 MW to 20 MW of nominal demand, which includes the process plant, underground and open pit mines, dewatering systems, and all site buildings. The transmission line will terminate at an onsite substation which will be established on the industrial terrace. The QP is unaware of the capacity of either transmission line to provide power to the site, and it is recommended that NFG engage with NL Power and NL Hydro to determine the feasibility of utilizing one of the transmission lines to provide power to the site.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

18.4.3	Site Power Distribution

The incoming transmission line will terminate at a substation located on the industrial terrace. From the substation, power will be stepped down and distributed to various areas of the Project, including the process plant, underground mines, and surface buildings. Significant uses of power at the Project include:

•	Grinding circuit at the process plant
•	Flotation, leaching, and carbon handling at the process plant
•	Dewatering and ventilation systems at the underground mines
•	Mine portable power centres (MPPC) at the underground mines

It is recommended that a detailed electrical load list and site power distribution schematic be developed as part of future studies.

18.5	Waste Rock and Overburden Storage Facility

Overburden and waste rock mined from the open pits will be stored in overburden storage facility (OBSF) and waste rock storage facilities (WRSF). Three WRSFs locations have been identified to provide sufficient capacity to store all waste rock generated over the LOM while all the overburden planned to be mined will be stored in one OBSF. The OBSF and WRSF locations selection criteria included avoiding any water bodies and crossing watershed while being in close proximity to open pit operations. The design criteria and storage capacities are presented in Table 18-1. SLR notes that in pit waste rock deposition can be investigated to reduce or eliminate the requirement for the two smaller WRSFs.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 18-1: WRSF and OBSF Design Criteria and Capacity

Criterion	Units	WRD	OVB
Berm width	m	10.0	8.5
Bench Height	m	15.0	5.0
BFA	°	36.0	36.0
Ramp Width	m	30.0	30.0
LOM Requirement	Mm3
Capacity
Main WRSF	Mm3	82.1
Small WRSF 1	Mm3	4.0
Small WRSF 2	Mm3	3.5
OBSF	Mm3		11.9
Total	Mm3	89.7	11.9
18.6	Water Management
18.6.1	Water Intake

As part of Project development, a water intake location will be identified. To date, no specific site has been selected, however the intake location would be placed in a local waterbody and be outfitted with appropriate equipment to meet all permitting requirements.

18.6.2	Potable Water and Sewage Discharge

Although the Project is located adjacent to the town of Appleton, it is envisaged that both a potable water system and sewage discharge system be developed specifically for the Project. Potable water and sewage systems will be limited to the administration building, mobile maintenance shop, and mine and process dry complex.

18.6.3	Fire Water

A fire water system will be developed for the Project, consisting of a central holding tank, fire water piping distributed throughout the process plant, and fire water piping distributed to other buildings and areas on the industrial terrace.

18.6.4	Process Water

The process plant water requirements will be initially met by the water intake facility. After the initial fill, it is envisaged that process water could be recirculated within the process plant building and In-Pit Tailings Storage Facility (IPTSF).

18.6.5	Sedimentation Ponds

Sedimentation ponds will be constructed around the property to ensure that water runoff is captured prior to entering the watershed. The primary purpose of the sedimentation ponds is to capture water that could have elevated levels of total suspended solids. While the exact quantity of sedimentation ponds has not been determined, it is envisaged that they would be located adjacent to areas such as the industrial terrace, overburden stockpile, and waste rock stockpiles.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

18.6.6	Diversion Ditches

Where appropriate, diversion ditches will be constructed around the Project to minimize the amount of surface water that comes in contact with the developed areas.

18.6.7	Effluent Treatment Plant

Excess water that is collected at site will be treated through an effluent treatment plant (ETP). The optimal location of the ETP will be determined as part of future studies, and requires input from a variety of stakeholders. The water from the effluent treatment plant will be released into the surrounding environment and will eventually flow into Gander River.

18.7	Buildings
18.7.1	Mobile Equipment Maintenance Shop

The equipment maintenance shop will be an engineered building with a concrete floor and steel cladding. The shop will include overhead cranes and maintenance bays with sufficient space to service haul trucks and loaders. Maintenance bays will be equipped with all the required equipment for preventive and corrective maintenance, general repairs, as well as fire suppression and alarm systems.

While the surface equipment shop will primarily be used for open pit equipment, underground equipment can also be serviced during the early years of underground mining. The maintenance shop will also include truck washing stations. A fuel area will be situated in proximity to the mobile equipment maintenance shop.

18.7.2	Administration Building

The administration building will house the management, administrative, and technical offices, meeting rooms, a medical facility, lunch room, and change rooms. The building will preferably be an engineered multi level building. The medical facility will include rooms for on-site treatment as well be the headquarters for mine rescue team. The building will be equipped with fire suppression systems.

18.7.3	Gatehouse

A gatehouse will be placed on the main access road from the TCH. The gatehouse will consist of a trailer offices, a lockable gate, and communications and alarm systems. The offices will be fitted with security rooms for personnel screening and waiting areas.

18.7.4	Accommodation Camp

An accommodation camp is planned for the Project during Phase 2 construction. It is envisaged that the accommodation camp will be situated somewhere within the town limits of Gander, NL, and that construction personnel will be bused to the Project site. The accommodation camp will operate for approximately two years while the process plant is being built at Queensway. During operations, it is planned that all required personnel will be residentially based. It is recommended that a detailed labour survey be conducted to determine the capacity of local tradespeople available to both build the facilities and operate the mine. It is further recommended that NFG identify and evaluate land and existing facilities within Gander that could be developed into the accommodation camp.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

18.8	Tailings Storage Facility

Tailings produced by the on-site mill will be deposited using mined out pits in what is termed the In-Pit Tailings Storage Facility (IPTSF). A total of 28.8 Mt of tailings produced over the 11 year processing life will be deposited in the IPTSF. The IPTSF is comprised of three adjacent pits that will be mined in the early mine life; these are the Iceberg, Keats W/N, and Keats pits.

The tailings disposal concept involves the sub-aerial discharge of thickened, non-segregating tailings into the pits starting from the bottom and gradually filling up the entire pit. Process water from the tailings and precipitation falling into the pit will be managed via the Reclaim Pond located at the low end of the pit and used to supply mill make-up water. A dewatering drift and perimeter raise wells are intended to promote tailings consolidation and control phreatic levels in and around the pit to prevent contact water seepage to the environment.

The IPTSF is shown in plan on Figure 18-2. The figure illustrates the ultimate configuration of the IPTSF (i.e. storing the LOM tailings). In practice, only one pit would be operational at a time.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 18-2: IPTSF General Arrangement

18.8.1	Design Criteria and Objectives

The key design drivers which inform the design basis for the IPTSF are the following:

•	Geochemistry: tailings have potential to generate metal leachate and therefore require groundwater protection and collection of all contact water
•	Tailings consolidation: mining and development of the pits to be used for the IPTSF happens in parallel with tailings deposition and therefore to avoid potential delays tailings consolidation and water recovery are intended to maximize the volume of tailings deposited in the pits
•	Mine plan alignment: the sequence of completing mining in the Keats W/N and Keats pit will need to be closely aligned with tailings deposition to ensure smooth operations with no downtime or delays

Tailings operating data used for the design are summarized in Table 18-2.

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Table 18-2: Tailings Operating Data

Parameter	Value	Units
Mine Production - Total	28.8	Mt
Tailings Production Rate (Nominal Daily)	7,000	t/d
Tailings / Mineralized Material Ratio	1.0	-
Discharge Slurry Density	65	% solids by mass
Specific Gravity of Tailings Solids	2.70	-
Void Ratio of Deposited Tailings (vol. of voids / vol. of solids)	1.0	-
Volume of Deposited Tailings - Annual	1.9	Mm3/a
Volume of Deposited Tailings - Total	21.3	Mm3

The tailings geochemistry is understood to be non-potentially acid generating (non-PAG) and potentially metal leaching (ML). Metal leaching is further understood to occur under neutral pH conditions. Therefore, the design should limit and prevent the escape of contact water from contaminating the surrounding groundwater.

As the tailings are non-PAG, sub-aqueous deposition and/or tailings saturation are not required to inhibit oxidation. This allows tailings to be deposited sub-aerially with water recovery intended to promote tailings consolidation under self-weight, which is intended to accelerate consolidation and maximize the tonnage of tailings deposited in the pits.

18.8.2	Tailings Deposition Plan

The tailings disposal scheme for the Project is to deposit thickened tailings slurry in mined out Iceberg, Keats W/N, and Keats open pits. The following tailings characteristics have been assumed for the deposition plan:

•	Deposition: sub-aerial (above water)
•	Discharge: End-of-pipe from pit bottom and progressively raised
•	Slurry density: 65% solids by weight
•	Beach slope: 1% above water, 3% below water
•	Dry density: 1.35 t/m3

Three pits will be utilized for tailings disposal based on their storage capacity and sequence of mining operations. Iceberg, Keats W/N, and Keats pits will be backfilled in that order following the completion of mining in each pit. Iceberg pit is planned be fully mined out during the pre-production phase to provide storage capacity for the IPTSF for start up of on-site milling operations. During the pre-production phase, the mine will mainly stockpile ore on-site and while some will be transported to an off-site mill (Nugget Pond mill) with its own tailings facility for processing.

The deposition plan is split into three stages:

•	Stage 1: Deposition in the Iceberg pit. The pit provides storage capacity for approximately 2.1 years of tailings production and will receive tailings until the end of year 2 of processing at Queensway (Project Year 6).

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•	Stage 2: Deposition in the Keats W/N pit. The pit provides storage capacity for approximately 3.1 years of tailings production and will receive tailings from the start of Project Year 7 to the end of Project Year 9.
•	Stage 3: Deposition in the Keats pit. The pit provides storage capacity for approximately 9.5 years of tailings production and will receive tailings from the start of Project Year 10 until the end of processing life (Project Year 15), with space still available.

Keats pit will retain approximately 5.1 Mm3 of storage capacity at the end of mine life and therefore may allow for expansion of the mine. Other pits may be considered if the mine were to expand beyond the total capacity of Keats pit.

18.8.3	IPTSF Design

The IPTSF is comprised of three adjacent pits that will receive tailings produced by the mill. The pits will be backfilled sequentially, starting with Iceberg, followed by Keats W/N and finally Keats. The design intent is that each pit will be operated independently as a disposal area or cell as opposed to multiple pits receiving tailings simultaneously.

The following sections describe the IPTSF design. Each pit will be designed and operated in the same manner.

18.8.3.1	Tailings Deposition System

Tailings will be pumped from the mill thickener via the tailings pipeline to the various pits of the IPTSF. HDPE pipes have been assumed. The pipeline will extend to the bottom of the pit via the pit ramp and road network initially and will be progressively retreated as the pit is backfilled with tailings.

18.8.3.2	Filter and Base Drain

Filter and base drains will be installed in the open pit following mining activities. The drain design consists of two filter zones, a coarse-grained aggregate transition zone in contact with the pit wall overlain by a fine-grained aggregate filter zone.

The base drain will be constructed horizontally over the base of the pit in the lowest level(s) and will be hydraulically connected to the dewatering drift. The filter drain will be constructed from the base drain up the pit wall on the side of the pit where the reclaim pond is situated. The filter drain may be constructed progressively as the pit is backfilled with tailings, staying above the maximum pond level.

The design intent is to collect groundwater and allow movement of water downward around the perimeter of the pit to promote tailings consolidation.

18.8.3.3	Dewatering Drift and Raise Well

The dewatering drift and raise well are intended to manage water levels in and around the IPTSF. Pit dewatering wells intercept clean groundwater while water pumping from the IPTSF reclaim pond and base drain.

Hydrodynamic containment is maintained by ensuring that the hydraulic head at the dewatering well ring is greater than the IPTSF pond elevation, which is greater than the hydraulic head in the base drain. This ensures that groundwater flow is always directed into the IPTSF, thereby preventing escape of contact water to the surrounding environment.

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The dewatering drift will connect the bottom of the base drain to the underground mine and ultimately the mill. The location of the dewatering drift will be the lower-most level of the pit. Dewatering drifts from each pit are assumed to feed into a central raise well that reclaims contact water for the mill.

18.8.3.4	Reclaim Water System

The reclaim water system is intended to provide make-up water for the mill and manage the IPTSF reclaim pond level during operations. The reclaim pond receives tailings process water following deposition and consolidation as well as precipitation collected in the pit.

The reclaim water system is comprised of a pump station situated in the reclaim pond, and a pipeline to the mill. The design intent is for there to be one reclaim pond in the tailings disposal pit. The pump and pipeline will therefore be relocated twice during the life of mine.

18.8.3.5	Diversions

Diversion channels will be constructed around the pit rim to reduce the catchment area reporting to the pit and therefore the quantity of water managed in the reclaim pond. The channels will be ditches excavated in the surrounding overburden and will gravity-drain towards an outlet located north of the IPTSF, where the diverted clean surface water will continue to flow naturally through the existing creek.

The diversion channels will be lined with a non-woven geotextile and covered with a layer of riprap to prevent erosion of the underlying soils and limit the suspended solids of the diverted water.

18.8.4	Operational and Closure Considerations

The pit storage capacity could be expanded by constructing berms around the perimeter to effectively raise the maximum containment elevation. The pit rims are known to vary by up to 10 m, so the construction of a berm through the lower reaches of the pit could be considered to provide more storage and extend the life of the pit, particularly during the transition to Stage 2 or 3 where one pit is nearing full while the next pit may still be in production.

During the transition period between stages, there may be opportunities to operate two pits simultaneously. For example, at the start of Stage 2 the tailings discharge pipeline could be moved to Keats W/N pit while the reclaim system remains in Iceberg pit to drain the pond down. Alternatively, if water storage becomes an issue in Iceberg pit as the pit nears becoming full, the pond could be transferred to Keats W/N while maximizing tailings deposited in Iceberg.

The conceptual closure plan for the tailings facility involves constructing a vegetated cover on the deposited tailings that passively drains towards the centre of the IPTSF before draining to the north via the existing creek. A wetland may be considered if metal concentrations persist. During the active closure phase, the water in the pit will be drained down and treated for discharge or may be sent to a different mined out pit.

Progressive reclamation is recommended to reduce catchment areas that generate contact water. Iceberg and Keats W/N should commence closure activities as soon as it is practical to do so. This may require some time for the deposited tailings to consolidate and drain sufficiently as to allow construction of the closure cover to occur.

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19.0	Market Studies and Contracts
19.1	Markets

The principal commodity that will be produced from the Project is gold, which is freely traded at prices and terms that are widely known so that prospects for sale of any production are virtually assured. The two saleable products that will be produced from the Project are doré bars on site, plus a gold-bearing, sulphide concentrate sold for treatment at an off-site facility.

Market information for this section comes from S&P Global Market Intelligence’s (S&P) Commodity Briefing Reports from May 2025 and the World Gold Council (WGC).

The SLR QP has reviewed the market studies and analyses, and the results support the assumptions in this PEA.

19.1.1	Overview of Gold Market and Outlook

Gold is a precious metal primarily used in jewelry, investments, and central banks reserves. Furthermore, its superior electrical conductivity and resistance to corrosion also make it an important input for various electronic and technology applications. Gold in the jewellery sector represents the largest demand and accounts for 50% of annual demands. In the investment sector, gold is generally used to minimize losses during periods of market volatility or as a long term store of value. The demand for gold in the investment sector amounts to approximately 25% of annual demand.

According to S&P’s market research from May 2025, many aspects of the global economy remain fragile and uncertain caused by ongoing trade disagreements, and geopolitical tensions in the Middle East and between Russia and Ukraine. The International Monetary Fund's (IMF) World Economic Outlook report, published mid-April, points to slow growth and potential supply shocks if all proposed tariffs are implemented. All these contribute to a pessimistic and uncertain economic outlook that could benefit gold prices. Based on all the above S&P forecasts, the gold market is poised to remain bullish for the rest of 2025.

19.1.2	Gold Price and Treatment and Refining Terms

For the gold price outlook, the QP has based their gold price assumption on market consensus industry forecasts. The price used for the economic analysis is US$2,500/oz Au over the LOM. The SLR QP considers this price aligned with the current market consensus long term forecast for gold.

The Project will produce two saleable products: doré bars produced on-site, and a gold-bearing, sulphide concentrate that will be produced on-site and then transported to a third-party facility to be treated and refined. The doré refining terms and sulphide concentrate treatment terms assumptions are based on estimates from similar projects. These terms are typical and consistent with standard industry practices and similar to contracts for the refining of doré and treatment of sulphide concentrates elsewhere. The sulphide concentrate will contain arsenic at levels that will likely attract penalties. For the PEA, an allowance has been included in the cash flow model for arsenic penalties. Future test work will include investigation of arsenic rejection from concentrate to minimize penalty charges.

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19.2	Contracts

In addition to future arrangements with refiners for doré and sulphide concentrate sales, the Project will have numerous contracts with suppliers for the majority of the operating activities at the mine site. To date, no material contracts related to the construction and operation of the Project have been entered into.

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20.0	Environmental Studies, Permitting, and Social or Community Impact

New Found Gold (NFG) has completed environmental baseline studies within and adjacent to the Project Area (Figure 20-1), and a summary of this work is reported below. This section also discusses the environmental regulatory framework, NFG’s commitments to stakeholder engagement, and requirements for closure and rehabilitation.

20.1	Introduction

Information presented in this section is based on publicly available information and supplemented with environmental baseline studies conducted for NFG within and adjacent to the Project Area. The phasing of the Queensway project is important to the environmental, permitting and social or community impact components. Phase 1 will be a standalone open pit phase, producing varying amounts of mineralized material and transporting 700 tpd of that material to an off-site existing mill for processing and tailings deposition. Phase 2 will continue open pit mining, but see the construction of an onsite processing plant treating material at a rate of 7,000 tpd, with deposition of tailings into mined out pits (referred to as the IPTSF). Phase 3 includes the development of underground mining, which will contribute higher grade material to the onsite processing plant.

20.2	Environmental Setting

The Project Area is located on the Island of Newfoundland, near the towns of Gander and Appleton, in the Northcentral sub-region of the Central Newfoundland Forest ecoregion (Meades 1990), which extends from the town of Clarenville in the east to the town of Deer Lake in the west.

The following sections summarize the terrestrial and aquatic ecosystems present within and adjacent to the Project Area and are based on literature reviews, previous studies and geomatics tools. The social, cultural, and economic environment of the region is also discussed.

20.2.1	Terrestrial Ecology

The Central Newfoundland Forest ecoregion is the second largest ecoregion on the Island of Newfoundland with an area of approximately 28,000 square kilometres (km2) (PAANL 2008). This ecoregion has a climate with the highest summer temperatures, lowest winter temperatures, and the least amount of fog and wind on the Island. The majority of its forests are boreal (PAANL 2008).

With warm summers, low rainfall, and occasional prolonged dry spells, the north-central subregion has the greatest number of forest fires on the Island of Newfoundland, which has resulted in extensive fire stands of black spruce, trembling aspen, and white birch (PAANL 2008). Dome bogs are common and in areas where fires have repeatedly occurred, a dwarf-shrub heath provides the dominant vegetation cover. Balsam fir with a feathermoss floor covering occurs in areas not prone to fires. There are numerous rivers, ponds and wetlands in the area, including Gander Lake and its watershed (PAANL 2008).

Within the area studied, several natural ecosystems have been identified including forests, wetlands, scrubland, and waterbodies, with forest communities occupying most of the area (GEMTEC 2023a; Stantec 2024a). The area studied is relatively undisturbed with few anthropogenically influenced areas (GEMTEC 2023a; Stantec 2024a).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 20-1 Project Area

Figure No.
20-1
Queensway Gold
Project Area
New Found Gold Corp.
Queensway Gold Project
N
Project Area
Queensway North Property
Proposed Project Layout
Haul Road
Access Road
Re-routed Transmission Line
Ore Stockpile
Overburden Storage Facility
Waste Rock Storage Facility
Open Pit
Industrial Terrace
Existing Infrastructure
Transmission Line
Highway
Collector
Local / Street
Resource Road / Trail
NL T'Railway Provincial Park
Wetlands and Waterways
Watercourse
Waterbody
Wetland
Other Features
Contour (10 m)
Municipal Boundaries
Project Location
Gander
St. John's
Stantec
Gander River
Glenwood
Appleton
K2
Jackpot Pit
Lotto North
Regular
Monte Carlo
Lotto
Dome
Iceberg Alley
Powerline
North Herman's Pond
Little
Golden Joint
Road
Keats West
Iceberg
Cokes
South Herman's Pond
Keats
Keats South East
Industrial Terrace
Ore Stockpile
Overburden Storage Facility
Waste Rock Storage Facility
P Pond

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The region is home to a variety of typical boreal forest wildlife and bird species that are adapted to long winters and short summers (PAANL 2008). Wildlife identified during incidental field surveys include American beaver (Castor canadensis), American toad (Bufo americanus), black bear (Ursus americanus), Canada lynx (Lynx canadensis), eastern coyote (Canis latrans), green frog (Rana clamitans), moose (Alces alces), muskrat (Ondatra zibethicus), red squirrel (Tamiasciurus hudsonicus), snowshoe hare (Lepus americanus), northern myotis (Myotis septentrionalis), little brown myotis (Myotis lucifugus), and hoary bat (Lasiurus cinereus) (GEMTEC 2023a; 2024c).

Typical birds (avifauna) that occur in the region include raptors (e.g., sharp-shinned hawk [Accipiter striatus], osprey [Pandion haliaetus], and great horned owl [Bubo virginianus]), woodpeckers (e.g., Northern Flicker [Colaptes auratus]), upland game birds (ruffed grouse [Bonasa umbellus] and spruce grouse [Falcipennis canadensis], waterfowl ( e.g., green-winged teal [Anas carolinensis], ring-necked duck [Aythya collaris], American black duck [Anas rubripes], and Canada goose [Branta canadensis]), and a wide variety of songbirds (e.g., chickadees, warblers, and thrushes) (Meades 1990 in GEMTEC 2023a). Over 50 avifauna species have been identified during field surveys. The most common species include White-throated sparrow (Zonotrichia albicollis), black-and-white warbler (Mniotilta varia), hermit thrush (Catharus guttatus), dark eyed junco (Junco hyemalis), American robin (Turdus migratorius), and ruby-crowned kinglet (Corthylio calendula) (GEMTEC 2023a, 2024c).

The region’s habitats support species at risk (SAR) and species of conservation concern (SOCC). SAR include those species designated as Endangered, Threatened, or Special Concern under Schedule 1 of the federal Species at Risk Act (SARA) and/or the Newfoundland and Labrador (NL) Endangered Species Act (NL ESA). The protection of SAR and their residences is a legal requirement for those species listed under Schedule 1 of SARA and the NL ESA. While SOCC are not specified under federal or provincial legislation, in NL these are species that are considered rare in the province, or ones for which the long-term sustainability of their populations has been evaluated as tenuous. SOCC can also include a few species that are of particular interest to various government agencies.

Of the identified wildlife mammal species, two bat species are listed under Schedule 1 of SARA as Endangered, the northern myotis and little brown myotis. Two SOCC were also identified, Canada lynx and muskrat (GEMTEC 2023a; 2024c). Other wildlife species have the potential to occur in the region including SARA listed species such as Woodland caribou - Newfoundland population (Rangifer tarandus; Special Concern), and Newfoundland marten (Martes americana atrata; Threatened). However, there are no known populations in the Project Area for either species (GEMTEC 2023a; 2024c).

Several avian species listed under Schedule 1 of the federal SARA have been identified during breeding bird surveys: olive-sided flycatcher (Contopus cooperi; Special Concern), rusty blackbird (Euphagus carolinus; Special Concern), red crossbill (Loxia curvirostra percna; Threatened), and evening grosbeak (Coccothraustes vespertinus; Special Concern), and several SOCC including, least flycatcher, greater yellowlegs, blue-headed vireo, ovenbird, common yellowthroat, and swamp sparrow (GEMTEC 2023a, 2024c). A review of historical records notes additional bird SAR and SOCC have the potential to occur within or near the Project Area including short-eared owl (Asio flammeus), piping plover (Charadrius melodus melodus), barn swallow (Hirundo rustica), and bank swallow (Riparia riparia) (GEMTEC 2023a, 2024c).

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Over 200 flora species have been recorded during recent field investigations (GEMTEC 2023a, 2024c; Stantec 2024a). No SARA listed plant species were identified during field investigations, but more than 30 of the flora species identified are considered to be SOCC including white pine (Pinus strobus), black chokeberry (Aronia melancocarpa), and northern bog violet (Viola nephrophylla) (GEMTEC 2023a, 2024c; Stantec 2024a). A review of data from the Atlantic Canada Conservation Data Centre has shown additional rare flora species may be present in the vicinity of the Project Area and include American mannagrass (Glycreia grandis), western dock/windowed dock (Rumex occidentalis), and drooping bluegrass (Poa saltuensis), and SAR species such as boreal felt lichen (Erioderma pedicellatum) (GEMTEC 2023a; 2024c).

Critical habitat, as defined by SARA, for the terrestrial species noted above has not been identified in the Project Area (Government of Canada 2025). Management of potential Project interactions with SAR and SOCC requires close collaboration with regulators and development of project-specific mitigation and monitoring measures.

20.2.2	Aquatic Ecosystem

The Project Area is in the Gander River Watershed, the third largest watershed on the Island of Newfoundland, with a total area of 5,310 km2 (EDM 1996). The watershed offers lake, pond, river and stream habitats for a variety of life stages of fish species. Gander Lake is one of the largest lakes on the Island of Newfoundland (EDM 1996) and the Gander River generally flows northeast into Gander Bay, and the Atlantic Ocean. The Gander River supports a variety of fish species, including Atlantic salmon (Salmo salar), brook trout (Salvelinus fontinalis), threespine and ninespine sticklebacks (Gasterosteus aculeatus and Pungitius pungitius), American eel (Anguilla rostrata), rainbow smelt (Osmerus mordax) and Arctic char (Salvelinus alpinus) (Wildlife Division 2010).

Aquatic SAR / SOCC have not been confirmed present in the Project Area (GEMTEC 2023b, Stantec 2024b), but American eel is known to occur (Wildlife Division 2010). American eel are considered SAR on the Island of Newfoundland and are considered “Threatened” under the Committee on the Status of Endangered Wildlife in Canada (COSEWIC) and “Vulnerable” under the NL ESA (COSEWIC 2012, Wildlife Division 2010). The Gander River is a scheduled salmon river and has a well-known recreational salmon fishery. Atlantic salmon from the Gander River are part of the Northeast Newfoundland population and are considered “Not at Risk” by COSEWIC (COSEWIC 2010).

The Gander River Watershed has low human usage and development and the main threats to fish populations are limited aquatic connectivity (i.e., barriers to fish migration) and climate change effects such as increased water temperatures, changes in precipitation patterns, and severe rainfall events which could result in erosion and sedimentation (DFO 2023). Mining, forestry, aerospace, and recreational fishing are the main activities in the area.

Ponds sampled during field surveys vary in size (0.5 ha to 73.8 ha) and depth (2 m to 9 m) with primarily fine substrates and cover provided by aquatic vegetation (Stantec 2024b). While most substrates in ponds are composed of fines, some ponds have shoals consisting of medium or coarse substrates. Streams within the area studied are generally small to medium. Headwater streams are often small with intermittent channels and fine substrates and typically drain wetlands. Perennial streams typically contain riffle run habitats and coarse substrates which are suitable for salmonids (Stantec 2024b). Atlantic salmon, brook trout, and threespine stickleback were confirmed present during field surveys (GEMTEC 2023b, Stantec 2024b). Overall, the streams and ponds in the Project Area are highly influenced by beaver activities and ultimately affect the presence and abundance of fish species in the area.

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Watershed boundaries for the tributaries and sub-watersheds of Gander River and Gander Lake within the area studied were delineated in ArcGIS using LiDAR-derived digital elevation model information collected in 2021, for NFG, with a resolution of one metre. The main watersheds within and in the vicinity of the Project Area are the North Herman and South Herman Ponds that drain via an unnamed watercourse to the Gander River, and Joe Batts Pond, which drains into Joe Batts Brook and then drains into the Gander River. Sub-watersheds were defined within watersheds, based on junctions of tributaries of equal or higher order channels following the Strahler Stream order method and locations of monitoring stations.

The Watershed Management Plan for the Gander Lake water supply recommends a development buffer of 300 m from the high-water mark of the lake to protect water quality. This buffer zone is intended to limit erosion, trap soil particles, and reduce sedimentation of lake water by restricting development along the shoreline, particularly near steep slopes. The buffer is part of a broader watershed protection strategy that includes additional setbacks for tributaries and other waterbodies within the catchment area. Development within the buffer zone is subject to restrictions on the type of activities permitted and the methods used, ensuring that any proposed use is compatible with maintaining the integrity of the water supply. All proposals for development in this zone must be referred to the Gander Lake Watershed Management Committee for review and approval.

20.2.3	Air Quality

The air quality in the vicinity of the Project Area is characterized as that of a rural wooded forest with camps and cottages. The primary source of air contaminants is from personal vehicles and all-terrain vehicles on the trails and access roads. Some of the surrounding area roads appear to have been used for logging in the past (Stantec 2024c).

To confirm ambient air quality, NFG completed ambient air quality monitoring at two locations near the Project Area in August 2023: within the town of Appleton and near Joe Batt’s Pond. Sampling included total suspended particulates, particulate matter less than 2.5 microns and nitrogen dioxide. The results of sampling confirmed these three components to be below threshold limits set by the Newfoundland Ambient Air Quality Standards (Stantec 2024).

20.2.4	Social, Cultural and Economic Environment

The Project Area is located in close proximity to the towns of Gander (population 11,880), Appleton (population 620), and Glenwood (population 739), and is adjacent to the Trans-Canada Highway (TCH). Gander is a regional service centre for the northeastern Island of Newfoundland, with numerous government offices, hotels, a hospital, recreational facilities, military and commercial aerospace facilities, and a campus of the College of the North Atlantic.

The municipal boundary of the Town of Appleton is closest to the Project Area. The town’s most recent municipal plan (Town of Appleton 2020) outlines designated planning areas for future community development and a portion of this planning area overlaps the Property.

Recreational and harvesting activities, such as berry picking, firewood cutting, hunting, fishing and hiking are known to occur in the vicinity of the Project Area given the abundance of access trails and roads, including the T’Railway Provincial Park. In addition, the presence of the cottage planning area and numerous cabins/cottages located in proximity to Joe Batt’s Pond indicates that use of the surrounding land for subsistence and recreational purposes is likely high in the area.

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There are several documented land use and land zoning constraints in the vicinity of the Project Area including protected roads (i.e., the TCH), provincial parks (i.e., the Newfoundland T’Railway Provincial Park), the Gander Lake Protected Public Water Supply Area, agricultural activity, Crown leases and grants (e.g., seasonal residences, agricultural leases), and transmission line rights of way (ROWs).

For the transmission line ROWs that overlap the Project Area, NFG will engage and work with NL Hydro to have these transmission line corridors relocated at NFG’s expense.

20.2.4.1	Historical Resources

While there are no registered historical resource sites within the Project Area, there are several registered sites along the Gander River and east of the Project Area (Stantec 2023). There is also broad theoretical potential for unknown historical resources within the Project Area, particularly those pertaining to the Pre-Contact Period and specific aspects of the Historical Period such as the logging, railway, and aviation industries, while moderate potential exists for historical Beothuk and Mi’kmaq occupations of the north-central interior (Stantec 2023).

Based on a desktop review, Stantec identified generalized high archaeological potential zones within 50 m of most watercourses and waterbodies within the area studied and on either side of the T’Railway (Stantec 2023). In 2023, a field assessment was conducted (Stantec 2024f). No surface-visible features or artifacts of archaeological significance were identified, and these sites, in general, were assessed as exhibiting low archaeological potential for sub-surface archaeological resources. Moreover, no landform features conducive to past human settlement or activity were identified.

20.3	Jurisdiction, Applicable Laws and Regulations

The primary environmental regulatory requirement of provincial and federal governments is environmental assessment (EA). This section focuses on the EA processes that currently apply for NL and Canada, as well as other key federal and provincial regulations. Proponents then apply for the required and standard environmental permits and approvals once release/approval is granted from the EA review processes. These permits are noted in Section 20.4.

20.3.1	Environmental Assessment Process

As the Project is proposed to advance in phases, the applicability of the provincial and federal EA processes is dependent on the phase and associated annual production capacity.

Development of a mine on the Island of Newfoundland (regardless of the annual production rate) will be subject to the EA provisions of Part X of the NL Environmental Protection Act, and the Environmental Assessment Regulations (Section 33 (2)).

“33. (2) An undertaking that will be engaged in the mining, beneficiating and preparing of a mineral as defined in the Mineral Act whether or not these operations are to be performed in conjunction with a mine or at mills that will be operated separately shall be registered.”

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Phase 1 (700 tpd) is proposed to be assessed as a stand-alone undertaking and will be subject to the provincial EA process.

As the Project advances to Phases 2 and 3 with a planned annual production rate of 7000 t/d, these phases would be subject to both provincial EA and federal EA requirements. The federal EA requirements would be under the federal Impact Assessment Act as per the Physical Activity Regulations (Section 18 (c) and (d)).

“18. The construction, operation, decommissioning and abandonment of one of the following:

(c) a new metal mine, other than a rare earth element mine, placer mine or uranium mine, with an ore production capacity of 5 000 t/day or more;

(d) a new metal mill, other than a uranium mill, with an ore input capacity of 5 000 t/day or more;”

Both the NL and federal assessment processes are stepped processes with provisions for public review and decisions being made at select points. The initial step for the provincial process is to submit a registration for the undertaking to the EA Division of the NL Department of Environment and Climate Change (NLDECC). Submission of an Initial Project Description to the Impact Assessment Agency of Canada (IAAC) is required to initiate the federal process. When a project requires both federal and provincial EA, proponents are typically encouraged to prepare a single set of EA documents that addresses the requirements of both levels of government.

Based on government agency and public review, the Ministers of NLDECC and the Environment and Climate Change Canada (ECCC) issue decisions regarding the need for further EA review to allow for informed decision-making in their respective EA processes. If the Minister of NLDECC identifies information gaps and is unable to make an informed decision based on the Registration document submitted, the proponent will be directed to prepare an Environmental Preview Report or an Environmental Impact Statement. Under the federal process, an Impact Statement may be required if IAAC determines from their review of the Initial Project Description that additional assessment is required. Timelines for completion of the EA process will be dependent on the level of assessment required in each jurisdiction.

20.3.2	Federal Fisheries Act

Amendments to the Fisheries Act came into force in 2019, reintroducing provisions for the protection of fish and fish habitat, notably the prohibition against Harmful Alteration, Disruption and Destruction (HADD) of fish habitat. The Fisheries Act also prohibits activities that cause the “death of fish” (other than permitted fishing activities), considers the cumulative effects of development activities, and provides additional protection for highly productive, sensitive, rare or unique fish and/or fish habitats. If death of fish or the HADD of fish habitat will likely occur due to a project, proponents are required to apply for an authorization from the Minister of Fisheries and Oceans Canada (DFO) as per Paragraph 34.4(2)(b) or 35(2)(b) of the Fisheries Act Regulations. The application must include an offsetting plan to counterbalance the HADD, along with a financial guarantee as an assurance mechanism in case the offsetting plan is not completed. A Fisheries Act authorization includes terms and conditions the proponent must follow to avoid, mitigate, offset and monitor impacts to fish and fish habitat resulting from a project.

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20.3.3	Metal and Diamond Mining Effluent Regulations

The Metal and Diamond Mining Effluent Regulations (MDMER), under the Fisheries Act, provides limits on the quality of effluent from metal and diamond mines in Canada. Effluent is required to meet concentration-based limits for arsenic, copper, cyanide, lead, nickel, zinc, suspended solids, radium 226, and un-ionized ammonia, must meet defined pH levels, and must not be acutely lethal. The Regulations set out requirements for effluent testing (both water chemistry and toxicity testing), reporting, and the conduct of environmental effects monitoring (EEM) studies.

A metal mine is subject to MDMER if it exceeds an effluent flow rate of 50 cubic metres per day, based on effluent from all final discharge points of the mine, and when a deleterious substance is deposited into any water or place noted in subsection 36(3) of the Fisheries Act.

20.3.4	Schedule 2 Under MDMER

In the event that mine design requires mine waste to be deposited in fish-bearing waters, as is currently contemplated for the Project, Schedule 2 under MDMER must be updated to include or list those waterbodies. The comprehensive process to complete the Schedule 2 listing requires extensive regulatory, public and Indigenous engagement.

The regulatory process for amending Schedule 2 of MDMER broadly involves:

•	An assessment of alternatives for mine waste management that demonstrates that the preferred option is the best one based on criteria set out in ECCC’s Guidelines (ECCC 2013) for the assessment of alternatives for mine waste disposal
•	Development of a fish habitat compensation plan to offset the loss of fish habitat
•	Consultation throughout the regulatory process with interested parties concerning the development of a compensation plan and the assessment of alternatives report
•	Regulatory development process that includes regulatory publication and a letter of credit
20.3.5	Canadian Navigable Waters Act

The Canadian Navigable Waters Act (CNWA) came into force in August 2019, replacing the former Navigation Protection Act, and applies to anyone planning activities that will affect navigation in navigable waters. Navigable waters is broadly defined as a body of water that is used, or where there is a reasonable likelihood that it will be used, by people / vessels, as a means of transport or travel for commercial or recreational purposes.

The CNWA regulates major works and obstructions on navigable waters, even those not listed on the schedule of navigation, and creates a new category for “major works”. Transport Canada administers the CNWA through the Navigation Protection Program. The watercourse management associated with new mining infrastructure has the potential to trigger CNWA requirements.

20.3.6	Greenhouse Gas Legislation
20.3.6.1	Best Available Control Technology

If a facility emits 15,000 tonnes (t) of carbon dioxide equivalent (CO2e) or more per year from direct on-site greenhouse gas (GHG) emissions sources during operation, it is subject to best available control technology (BACT) requirements outlined in the NL Management of Greenhouse Gas Act (MGGA) and its regulations (MGGR). This includes providing justifications for the technologies selected with the objective of reducing GHG emissions to the extent practicable.

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20.3.6.2	Carbon Emissions Pricing

The NL government requires industrial facilities to quantify and report GHG emissions under the NL MGGA and MGGR if the facility releases 15,000 t of CO2e or more per year from direct on-site GHG emissions sources during operation. Direct GHG emissions refer to those generated by sources or activities at the facility (Government of Canada 2023). For mining, these are typically related to combustion of fossil fuels in stationary and mobile equipment. Depending on the annual quantity of direct GHG emissions released by a mine, it may be required to report annual GHG emissions to both the provincial and federal government. Industrial facilities that emit 10,000 t CO2e or more per year during operation are required to report GHG emissions to the ECCC Greenhouse Gas Reporting Program.

There are also annual third-party verification requirements in NL for facilities emitting 25,000 t CO2e or more per year from direct GHG emissions sources during operation.

NL has committed to reducing GHG emissions and supporting the transition to a low carbon economy in NL with a 30% reduction in provincial GHG emissions below 2005 levels by 2030 (Government of NL 2019). To help meet this target, NL established a system of emissions reduction targets for industrial facilities in NL, as well as a consumer carbon tax. These targets do not apply to a facility during its construction and pre-production stages, or the facility’s first three years of commercial operations. Each facility establishes a baseline emissions level using the first three years of commercial operation and is required to meet a tightening emissions reduction target established in the MGGR. Targets are phased in from years four to eight of the facility’s commercial operations. When facilities release more GHGs than their target level, the facility must true-up the compliance obligation as the difference between their target level and the emissions for that calendar year. True-up can be done using GHG reduction credits, performance credits, or fund credits.

The federal government has an Emissions Reduction Plan under the Canadian Net-Zero Emissions Accountability Act, which aims to reduce emissions across Canada by 40% to 45% below 2005 levels by 2030 and achieving net-zero emissions by 2050 (Government of Canada 2022a). Several supporting regulations have been implemented in support of national GHG reductions. In 2024, the federal government established the Clean Fuels Regulations (CFR), which aim to increase the availability and use of lower carbon fuels and renewable energy sources in support of GHG reduction targets (Government of Canada 2022b). The CFR incentivizes gasoline and diesel suppliers in the development and adoption of clean fuels, technologies, and processes. The goal is to reduce GHG emissions by making fuels less GHG intensive over time, with a goal to reduce the carbon intensity of transportation fuels by approximately 15% in Canada by 2030 (Government of Canada 2022b).

The Clean Electricity Regulations are another federal initiative aimed at greening our electricity supply across Canada, towards achieving a net-zero GHG economy by 2050. This regulation limits GHG emissions from generation of electricity for our provincial electrical grids from which a mine would draw energy to power operations (Government of Canada 2024).

20.3.7	Species at Risk Protection

As indicated in Section 20.2.1, several SAR and SOCC species have been identified as occurring within the Project Area, including species of bats, avifauna and plants. The federal SARA and NL ESA regulate SAR and their protection through specific legislation. SARA is intended to protect SAR in Canada and their “critical habitat” (as defined by SARA). Note that for the terrestrial species known to occur within the Project Area, critical habitat, as defined by SARA, has not been identified in the Project Area (Government of Canada 2025). Under SARA, proponents are required to demonstrate that no harm will occur to listed species, their residences or critical habitat, or identify adverse effects on specific listed wildlife species and their critical habitat, followed by the identification of mitigation measures to avoid or reduce effects.

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The NL ESA also provides special protection for plant and animal species considered to be endangered, threatened, or vulnerable in the province. Wildlife Division, within the NL Department of Fisheries, Forestry and Agriculture (NLDFFA) can issue a permit to a proponent where a project is likely to interact with a SAR or identified critical habitat. A Section 19 Economic Activity Permit may be issued under the NL ESA where:

1	The impact on the designated species is incidental to the carrying out of an activity that is economically beneficial to the province
2	There is no reasonable alternative
3	The activity will not prevent the recovery or survival of the designated species

As part of the Section 19 permit application, proponents are required to prepare and submit a Species at Risk Impacts Mitigation and Monitoring Plan (SAR IMMP). The SAR IMMP is required to provide protection for listed species, to the greatest extent possible, through avoidance measures and mitigation of the impacts resulting from authorized activities, as well as to monitor the effects of authorized activities on listed SAR. Following the submission of the section 19 permit application, including the SAR IMMP, the application is reviewed by Wildlife Division and provided to the provincial Cabinet for approval. Management of potential Project interactions with SAR and SOCC can be achieved through close collaboration with regulators and development of Project-specific mitigation and monitoring measures.

20.3.8	NL Mining Act

The NL Mining Act allows the NL Department of Industry, Energy and Technology (NLDIET) to regulate the development, operation and closure of mines in the province; outlines requirements for development, operational and rehabilitation and closure plans, as well as milling licences and financial assurance. However, the Act does not deal with Occupational Health and Safety matters.

Under the Act, owners of active mines are required to complete a number of reports and plans including a Development Plan, Operational Plan, Annual Report on Operations, and a Rehabilitation and Closure Plan, which incorporates progressive rehabilitation. The Act also prescribes the frequency of required updates for these plans. Guidelines for proponents have been developed to support in preparation of the various reporting requirements under the Act (NLDIET n.d.).

20.3.9	Water Resources Act (2002)

The Water Resources Act and its regulations give the Water Resources Management Division (WRMD) of the NLDECC the responsibility and legislative power for the management of water resources in the province.

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The Environmental Control Water and Sewer Regulations, which incorporate the limits imposed by the MDMER, apply to the discharge of water and effluent from mines in the province. Water supply well construction is also regulated under the Well Drilling Regulations.

In NL, polishing or sedimentation pond (dam) construction and maintenance/improvements are regulated via the Water Resources Act, and a permit to construct a dam is required under Act. The Act does not contain specific dam safety regulations and the province uses the Canadian Dam Association (CDA) for guidance on dam safety and references the CDA Dam Safety Guidelines (CDA 2013) and associated bulletins specifically for proponents/projects contemplating developing or operating a dam for any purpose.

Under Section 39 of the Water Resources Act, approval is also required to complete major activities and developments inside a Public Protected Water Supply Area (PPWSA). A permit for such activities and developments would need to be issued by the WRMD.

The NL Policy for Development in Wetlands (NLDECC 2001) describes developments that are not permitted within wetlands and defines activities that require permitting under Section 48 of the Water Resources Act. Developments that are not permitted include:

•	Infilling, drainage, dredging, channelization, removal of vegetation cover or removal of soil or organic cover of wetlands which could aggravate flooding problems, or have unmitigable adverse water quality, water quantity or hydrologic impacts
•	Development in wetlands which are located within the recharge zones of domestic, municipal or private groundwater wells
•	Placing, depositing or discharging any raw sewage, refuse, municipal or industrial wastes, fuel or fuel containers, pesticides, herbicides or other chemicals or their containers, or any other material which impairs or has the potential to impair the water quality of wetlands

Under the provincial policy, developments which require permitting include construction of linear corridors, and infilling, dredging or other disturbance of wetlands for the construction of residential, commercial, and industrial and institutional facilities. Wetland compensation and conservation allowances are generally not part of the response to potential wetland effects in the province.

20.4	Permitting Process

Upon release/approval from the provincial EA process for the stand alone Phase 1 (700 tpd) Project and subsequently Phases 2 and 3 (7,000 tpd) provincial EA and federal IA processes, the Project will iteratively require approvals, authorizations, and permits prior to initiation of phase construction. A preliminary list is included in Table 20-1. The specific permits and approvals required will depend on the final mine development plan and phase of the Project. Major permits and approvals include, but are not limited to:

•	Water use authorizations
•	Authorization related to HADD of fish habitat or the death of fish
•	Air emissions and effluent discharge approvals
•	Mine Rehabilitation and Closure Approval
•	Approvals for placement of certain mine components (e.g., water control structures)

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Each permit or approval is applied for separately with relevant information included in the applications. Although permits can only be issued after a project is released from the EA process(es), some long-lead permits can be discussed with regulators and progressed prior to release from the EA processes.

Table 20-1 Potential Approvals, Authorizations, And Permits - for Mine Development at The Queensway Property

Permit/Approval	Agency
Federal
EA Approval (Phase 2 and 3)	IAAC
DFO Request for Review and Letter of Advice, and/or Fisheries Act Authorization for Works which result in the death of fish and/or HADD of fish habitat	DFO
Schedule 2 of MDMER under Section 36(3) of the Fisheries Act	ECCC/DFO
Initiate MDMER process, including notification, identification of final discharge point(s), effluent monitoring, and EEM
MDMER Emergency Response Plan
Licence for Explosives Magazine	Natural Resources Canada
Transportation of dangerous goods	Transport Canada
Approval to Interfere with Navigation	Transport Canada
Provincial
Release from EA Process (Phases 1 and Phases 2 and 3)	NLDECC, EA Division
Approval of Environmental Protection Plan
Approval of BACT Plan	NLDECC, Climate Change Division
Certificate of Approval for construction and operation (Industrial Processing Works)	NLDECC, Pollution Prevention Division
Monitoring Plan for Certificate of Approval
Certificate of Approval for Generators
Approval of Environmental Contingency Plan/Emergency Spill Response
Permit to Construct a Non-Domestic Well	NLDECC, WRMD
Approval to Alter a Body of Water: • Culvert installation • Fording / Bridge • Pipe Crossing / Water Intake • Stream modification or diversion • Other works within 15 metres (m) of a body of water
Water Use Licence
Permit to Construct a Potable Water System

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Permit/Approval	Agency
Permit to construct a non-domestic well
Permit to Develop in a PPWSA/Wellhead PPWSA
Permit to Occupy Crown Land	NLDFFA, Crown Lands Division
Permit to Control Nuisance Animals	NLDFFA, Wildlife Division
NL ESA Section 19 Economic Activity Permit
Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land	NLDFFA, Forestry Division
Permit to Cut Crown Timber
Development Plan	NLDIET, Mineral Development Division
Rehabilitation and Closure Plan
Financial Assurance
Mill Licence
Quarry Development Permit	NLDIET - Mineral Lands Division -
Blasters Safety Certificate	Digital Government and Service NL
Approval for Storage and Handling of Gasoline and Associated Products
Fuel Tank Registration
Approval for Used Oil Storage Tank System (Oil Water Separator)
Certificate of Approval for a Waste Management System
Certificate of Approval for a Sewage/Septic System
Application to Develop Land for Septic
Protected Roads, Permit for Development
National Building Code - Fire, Life Safety, and Building Safety
Buildings Accessibility Registration and Permit
Food Establishment Licence
Temporary Vehicular Access Permit, T’Railway Provincial Park	NL Department of Tourism, Culture, Arts and Recreation, Parks NL
Archaeological Permit	NL Department of Tourism, Culture, Arts and Recreation, Provincial Archaeology Office
Municipal
Development Permits	Town of Appleton

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20.5	Environmental Baseline Studies

Table 20-2 lists environmental studies and data collected within and in the vicinity of the Project Area by NFG. Additional baseline studies are currently in progress for the following environmental components for field work conducted in 2024:

•	Groundwater and Surface Water
•	Fish and Fish Habitat
•	Country Foods
•	Metal Leaching / Acid Rock Drainage (ML/ARD)

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Table 20-2: Environmental Studies and Data Collection

Discipline	Name, Author and Issued Date	Description
Atmospheric Environment
Air Quality	New Found Gold Baseline Ambient Air Quality Monitoring Technical Data Report (Stantec Consulting Ltd. [Stantec] 2024c)

This report provides information on the baseline conditions (i.e., existing conditions) of air quality for the area studied.

The report presents a summary of the applicable regulations, existing air quality conditions, sampling methods, monitoring activities, meteorological data during sampling, and a discussion on the findings of the 2023 ambient air monitoring program.

Sampling was conducted at Joe Batts Pond and in the Town of Appleton to measure ambient concentration of air contaminants.

Noise	New Found Gold - Technical Data Report - Baseline Sound Pressure Level Survey (Stantec 2024d)

This report provides information on the existing daytime / nighttime sound levels in the area studied.

Locations were chosen to characterize existing sound pressure levels within the Town of Appleton and for residences located near Joe Batt’s Pond that are nearest to the Queensway Property.

Light	New Found Gold - Environmental Technical Data Report - Baseline Light Monitoring Survey (Stantec 2024e)

This report provides information on existing light levels in the area studied.

Nighttime light levels were measured near the Town of Appleton and near Joe Batts Pond at receptor locations near the Queensway Property.

Aquatic Environment
Groundwater	Preliminary Baseline Hydrogeology Study New Found Gold Corp. Queensway North Project (GEMTEC Consulting Engineers and Scientists Limited [GEMTEC] 2023c)

This report documents anticipated baseline hydrogeological conditions in the area studied.

The report describes the general shallow groundwater flow regime and groundwater quality in the area from existing data and information as well as preliminary hydrogeological site programs completed in 2021. It also includes knowledge gaps, regulatory requirements for EAs, and recommendations pertaining to future work.

2023 Baseline Geotechnical and Hydrogeological Studies, Queensway North Project (GEMTEC 2024a)

This report presents the methods, findings, discussion, preliminary conclusions, and recommendations from the 2023 hydrogeological survey program. This report also incorporates pertinent existing data from the previous preliminary hydrogeological site investigation in 2021 using existing exploration holes (GEMTEC 2023c).

Field program work was carried out between 2023-2024.

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Discipline	Name, Author and Issued Date	Description
Surface Water	Hydrology Baseline Report New Found Gold Corporation Queensway North Gold Project (GEMTEC 2023d)	The hydrology baseline study examined climate characteristics, hydrological conditions, surface water flow and surface water and sediment quality for the area studied. Data were collected during the 2021 and 2022 field programs.
	2023 Hydrology Baseline Report New Found Gold Corp. Queensway North Gold Project (GEMTEC 2024b)	The hydrology 2023 baseline study examined climate characteristics, hydrological conditions, surface water flow and surface water and sediment quality for the area studied. This study builds upon the information gathered from the 2021 and 2022 field programs (GEMTEC 2023d).
Fish and Fish Habitat	Aquatic Summary Report New Found Gold Corporation Queensway North Gold Project (GEMTEC 2023b)	This report describes preliminary investigations conducted in 2021 and 2022 to determine the quality of fish habitat and presence of fish populations in areas that have the potential to be influenced by mine development.
	New Found Gold - Environmental Technical Data Report - 2023 Aquatic Baseline Study (Stantec 2024b)	This report was conducted to augment the aquatic studies completed by GEMTEC (GEMTEC 2023b) in 2021 and 2022. Fieldwork was conducted in 2023 and included identification of waterbodies and watercourses within the areas studied, fish habitat characterization of ponds and streams (including water and sediment quality), fish community sampling, baseline fish tissue analysis, benthic invertebrate community sampling in ponds and streams, Chlorophyll a analysis in ponds and periphyton sampling in streams.
	New Found Gold - Environmental Technical Data Report - 2024 Aquatic Baseline Study (Stantec in preparation)	This survey was conducted to augment the aquatic studies completed in 2023 (Stantec 2024). Field work was conducted to characterize additional fish habitat and assess the presence of fish in unmapped streams.
Geophysical Environment
Metal Leaching / Acid Rock Drainage (ML/ARD)	Static Testing of New Found Gold Waste Rock Samples; New Found Gold Corp. (RPC 2023)	This report summarizes the results from the static ARD test work on waste rock for the Project.
	Preliminary Geochemical Characterisation - Queensway (BSIL and GBL lithologies) (SRK Consulting [UK] Limited 2023a)	As part of the ML/ARD assessment program, BSIL and GBL samples are characterized in this report for their ML/ARD potential in an initial static test work program.
	Preliminary Geochemical Characterisation - Queensway (Keats Prospect) (SRK Consulting [UK] Limited 2023b)	As part of the ML/ARD assessment program, waste rock materials are characterized in this report for their ML/ARD potential in an initial static test work program performed on samples collected from recently drilled material and from local quarry material.

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Discipline	Name, Author and Issued Date	Description
	External Memorandum: Geochemical Characterization Summary in Support of the NI 43-101 for the Queensway Project. (SRK 2025a)	This geochemical characterization update report is created as part of the Permit and Environmental Assessment (PEA) Report (Chapter 2) and presents a summary of all data obtained since the beginning of the test programs up to November 1, 2024, from all currently ongoing test programs including preliminary interpretations of the results.
	Draft Geochemical Characterization of Waste Material from Queensway North, Queensway Project, Gander, Newfoundland Canada (SRK 2025b)	This report summarizes the results from geochemical characterization of waste material from the Queensway North Project issued in draft June 2025.
Terrain and Soils	2023 Baseline Geotechnical and Hydrogeological Studies, Queensway North Project (GEMTEC 2024a)	This report presents the methods, findings, discussion, preliminary conclusions, and recommendations from this program, as well as data from various NFG geological data sources. Field program work was carried out between 2023-2024.
Terrestrial Environment
Wetlands, Vegetation, and Wildlife	Terrestrial Ecology Baseline Report New Found Gold Corporation Queensway North Gold Project (GEMTEC 2023a)	This study was conducted in 2021 and 2022 to understand the physical and biological conditions within the area studied, and to highlight the main environmental sensitivities. It includes ecological land classification (ELC), wetland investigations, vegetation inventory and rare flora studies, breeding bird studies, and other wildlife studies.
New Found Gold Ecological Land Classification Technical Data Report (Stantec 2024a)

The ELC study was conducted to gather information to complement other baseline work with the identification of primary information on the biological and physical characteristics of habitat types occurring within the area studied.

The report presents baseline data collection methods and results for the ELC work completed by Stantec in 2023 using both desktop review and field studies.

Information captured includes identification of communities/ecosystems present, occurrences of SAR/SOCC plant species, and occurrences of invasive/non-native plant species.

	Terrestrial Ecology Baseline Report New Found Gold Corporation Queensway North Gold Project (GEMTEC 2024c)	This study was conducted to build upon the terrestrial baseline study in 2021 and 2022 (GEMTEC 2023a) and reports findings from 2023.

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Discipline	Name, Author and Issued Date	Description
Socio-economic Environment
Historical Resources	NFG Queensway North Gold Project: Historic Resources Impact Assessment (2023)(Stantec 2024f)	The Historic Resources Impact Assessment report presents the results of the 2023 field assessment, which consisted of an archaeological reconnaissance survey (walkover) of the high archaeological potential areas identified in the HROA (Stantec 2023) where mine development ground disturbing activities could occur.
Historic Resources Overview Assessment (HROA) (Stantec 2023)

The Stage 1 HROA is a desktop assessment that presents locations within the selected study area that had elevated potential to contain archaeological resources.

It was conducted using digital and archival information available from various government and non-government resources to gather an understanding of the general and specific history of the selected areas of the Queensway Property including the Pre-Contact Period and Historic Period.

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20.6	Surface Water Resources

The Project Area is located within the Gander River Watershed. Gander Lake, located southwest of the Project Area, discharges northwest through Gander River until it reaches Gander Bay (45 kilometres [km] downstream), which flows into the Atlantic Ocean. A portion of the Project Area occurs within the PPWSA surrounding Gander Lake, which serves as the drinking water source for Gander and surrounding communities. The works within the Project Area will direct mine contact water away from the PPWSA and to the site water management system that discharges treated water within the Gander River watershed outside the PPWSA. Gander Lake is one of the deepest waterbodies in North America, with an estimated depth of 305 m, and is approximately 56 km long and 5 km wide. The TCH (Highway 1) roughly divides the watersheds that overlap the Queensway Property. Streams to the south of the highway drain south to Gander Lake or west to the Gander River, while streams to the north of the highway, flow north to the Gander River. There are many ponds within the Queensway North Property, the largest of which is Joe Batt’s Pond, which has a catchment area of 152 ha.

Baseline water levels and flow have been monitored in the Property since 2021. Between 2021 and 2023, water levels were monitored between March to November at four sites within the Project Area, and flow measurements were taken up to four times per year. In July 2024, continuous (year-round) water level monitoring was installed at four locations within the Project Area, and five flow measurements were collected between July and November 2024.

Surface water quality monitoring was completed annually during the ice-free period (May to November) since 2021 at various locations within the Queensway North Property. To date, a total of 16 sampling events have been completed at up to 22 different sampling locations within the Property. Two of the surface water quality monitoring sites are located upstream of the potential mine development and may act as reference surface water quality sites.

Mine development will be subject to the federal MDMER effluent monitoring requirements for new metal and diamond mines (effective June 1, 2021) per an approved Certificate of Approval. NFG may be required to apply under the provincial Water Resources Act for a Permit to Develop in a PPWSA/Wellhead PPWSA. The Project works within the PPWSA that will be directed towards the mine site water management system will discharge treated water into the Gander River watershed downstream of Gander Lake. There will be no planned treated mine water discharges within the PPWSA. The Permit to Develop in a PPWSA (if required) will be reviewed by the provincial WRMD and the Gander Lake Watershed Monitoring Committee.

To the extent feasible, external non-contact drainage will be routed around the disturbed site area through the use of diversion berms and ditching. Project components such as waste rock, overburden and topsoil/organic stockpiles and the processing area and ROM pad will be surrounded by perimeter contact water collection ditching which will drain to sedimentation ponds. Similarly open pits will be dewatered to dewatering ponds. To reduce environmental compliance complexity, it is currently assumed that the site area would operate under a centralized water management concept wherein all collected contact water would be routed to a central point for any requisite water treatment prior to discharge at a final discharge point. While further geochemical testing and water quality modelling is required to confirm, water treatment may be comprised of initial sedimentation in distributed, gravity drained sedimentation ponds, followed by drainage/pumping to a central treatment facility where pH adjustment, flocculation and sedimentation of flocculated particulate would be provided prior to discharge.

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20.7	Hydrogeology

Groundwater studies at the Queensway Property were initiated in 2021 with a desktop study and preliminary field investigations using existing exploration boreholes (GEMTEC 2023c). Monitoring well installation, hydraulic testing (single well response and packer testing), water quality analysis, and test pitting were conducted in 2023 (GEMTEC 2024a). Quarterly groundwater level and water quality monitoring has been conducted since monitoring wells were installed.

Overburden within the area studied generally consists of organic material overlying glacial till, characterized as silty sand to sandy silt with variable amounts of gravel, cobbles, and occasional clay, with overburden thickness ranging from 0.1 m to 26.4 m (GEMTEC 2024a), which is consistent with regional surficial geological mapping that indicates tills of variable thicknesses (Liverman and Taylor 1990). Below the overburden, bedrock generally consists of mudstones, siltstones, and sandstones of the Davidsville Group that is located within the Exploits subzone of the Dunnage technostratigraphic zone (Blackwood 1982; Currie 1995).

Regional hydrogeological data was reviewed from The Hydrogeology of Central Newfoundland (AMEC 2013). The area studied is located in what is referred to as hydrogeological Unit 2. The yields of wells drilled in Unit 2 are typically low to moderate with a median sustainable pumping rate of 7 litres per minute.

Groundwater levels within the area studied are generally shallow, and ranged from 2.98 metre below ground surface (mbgs) to -0.23 mbgs (artesian) during the 2023 field program (GEMTEC 2024a). Local shallow groundwater flows generally in westerly and northerly directions towards the Gander River with some localized flow in the vicinity of other surface water features, such as Herman’s Pond. Groundwater flow will occur both through the overburden materials and the bedrock. Flow through the overburden will occur through primary porosity that exists as pore spaces in the silty sand to sandy silt material, while flow in the bedrock will primarily occur through secondary porosity, such as fractures and joints, and will be variable depending on the frequency and interconnection of these structural features.

Initial information on the hydrogeology of the area studied was collected through completing hydraulic testing in existing exploration boreholes. Hydraulic conductivities, calculated based on preliminary hydraulic testing of four exploration boreholes, range from 2.1 × 10-9 metres per second (m/s) to 2.0 × 10- 8 m/s with geometric mean of 6.2 × 10-9 m/s (GEMTEC 2023c). Further hydraulic testing, using packers and single well response tests (GEMTEC 2024a), indicated hydraulic conductivities in bedrock ranging from 2.7 × 10-8 m/s to 2.1 × 10-4 m/s, with an average value of 1.5 × 10-6 m/s and from 4.5 × 10-⁸ m/s to 1.0 ×10-⁴ m/s in the overburden material, with a geometric mean of 2.0 ×10-⁶ m/s.

Dewatering of groundwater infiltration will be required during operations and will create a radius of influence around the open pits, which will lower groundwater and surface water levels within that radius of influence. Further hydrogeological testing is required to build a refined conceptual hydrogeological model for the site, including refinement around the open pits due to variability in hydraulic conductivity values and uncertainty around areas of higher hydraulic conductivity values that may contribute higher water volumes to mine workings, as well as mine infrastructure components, such as the waste rock stockpile and processing area. Hydrogeological testing will include installation of additional monitoring wells around site infrastructure to further delineate flow paths in those areas and borehole packer testing at the intersection of open pits and surface water features to constrain dewatering requirements and the expected radius of influence around the mine workings. Numerical groundwater modelling will be used to calculate expected dewatering rates using hydraulic testing data.

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20.8	Acid Rock Drainage/Metal Leaching

A geochemical characterization program is ongoing for the proposed mine waste for the Queensway North Property and is summarized herein (from SRK 2025a, b). Mine waste is defined as bedrock and overburden that contains less than 0.5 g/t gold and tailings from mill processing. The baseline geochemical program was designed to characterize the ML/ARD properties of the Property’s geological materials. The results are used to inform the mine plan and mitigation strategies for future mine waste.

The geochemical characterization program included bulk mineralogy (QEMSCAN), static tests (acid base accounting, single stage net acid generation tests, acid buffering characteristic curve test, whole rock assay, shake flask extraction, and Synthetic Precipitation Leaching Procedure (SPLP), and kinetic testing (laboratory humidity cell tests and saturated columns [tailings only]) on waste rock lithologies and tailings. A total of 339 waste rock and metallurgical samples (up to June 2025) and 15 tailings samples were characterized, with results summarized below.

20.8.1	Waste Rock and Overburden

Waste rock from major prospects of Queensway North Property and overburden were characterized to assess acid generating and neutralizing capacities, and metal leaching rates. The major prospects and lithologies undergoing characterization are listed in Table 20-3.

Table 20-3 Major Prospects and Lithologies Selected for Characterization

Major Prospects	Lithologies
• Keats • Golden Joint • Lotto • Iceberg • Iceberg East • Keats West	• overburden (OVB) • quartz vein (QTZ) • siltstone (SIL) • greywacke (SDG) • black siltstone (BSIL) • gabbro (GAB) • graphite-bearing layer (GBL) • conglomerate (CMT) • fault gouge (FLT) material

A total of 15 samples of selected waste rock were analyzed for bulk mineralogy. Major mineralogy was generally typical for the Property’s lithologies with quartz, feldspars, and phyllosilicates, including sericite, muscovite, chlorite and minor clay group minerals, making up 70 to 99 weight percent (wt.%) of the bulk mineralogy. Silicate minerals comprise approximately 70 to 80 wt.%, and carbonate contents comprise the remaining 20 to 30 wt.% (as calcite, ferroan dolomite, and ankerite and siderite). Sulphide minerals of 0.1 up to 4.7 wt.% are predominantly present as pyrite with traces of arsenopyrite and occasionally chalcopyrite. Mineralogical results showed that three samples of QTZ, GBL, and BSIL lithologies are potentially acid generating (PAG). Five samples of SIL, BSIL, FLT, and SDG lithologies may have the potential to generate acid, and seven samples of SIL, GAB, SDG, CMT, and OVB are likely to have sufficient carbonate buffering capacity to neutralize acid generated by the relatively much lower amounts of sulphide contents (non-PAG).

The acid-base accounting parameters, acid production potential (AP), and neutralization potential (NP), were used to assess the acid rock drainage (ARD) potential of samples through calculation of the Neutralization Potential Ratio (NPR = NP / AP). These were interpreted as indicating a high potential for acid generation (PAG) if the NPR was less than one, and as indicating no significant potential for acid neutralization (non-PAG) if the NPR was greater than three. Samples with NPR values between 1 and 3 were considered as having an uncertain potential for acid generation.

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Of the 339 waste rock and metallurgical samples tested to date,

•	233 (69%) are predicted to be non-PAG,
•	65 (19%) are uncertain PAG, and
•	samples (12%) are PAG, as shown on Figure 20-2.

Using the Net Acid Generating test results to evaluate the ARD criteria results in a higher proportion of samples classified as non-PAG (92%), as compared to uncertain PAG (4%) or PAG (4%).

Combining the ABA and NAG results, overall 75% of samples were classified as non-PAG, 20% classified as uncertain, and 6% classified as PAG. The majority of samples were classified as non-PAG by both ABA and NAG testing, with smaller portions deemed uncertain or PAG, especially among certain lithologies like BSIL and GBL. Lithologies such as SIL, SDG, CMT, ID, and GAB remained largely non-PAG, while QTZ and FLT had higher proportions of uncertain samples and the highest rates of PAG samples were found in BSIL and GBL types.

Figure 20-2 Acid Potential vs Modified Sobek Neutralization Potential - Waste Rock and Overburden

Source: Modified from SRK Consulting [UK] Limited 2025b

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Humidity cell tests were conducted on each listed lithology (Table 20-3). Multiple humidity cell tests were run on samples from the predominant lithologies, SIL, SDG, QTZ BSIL and GBL to assess different ranges of ARD potential, and sulphur and metal contents. The BSIL unit shows the highest potential for ML/ARD. The mineralized GBL shows varying ML/ARD potential, with several samples indicating acidic conditions and metal release ranging from low to extremely high. Under the moderately acidic conditions of the SPLP test, all 66 tested samples maintained circumneutral to mildly alkaline leachates.

The potential for ML/ARD is mainly confined to the BSIL unit (black shale-siltstone) in the hanging wall, a typical geochemical signature of this rock type. This material would be exposed only in open pit mining scenarios. The graphite-bearing layer near the Appleton Fault Zone also shows some potential for ML/ARD. In addition, the mineralized SIL and SDG materials have some potential for neutral leaching of metals. The mineralized wall rock and low grade metallurgical samples also show potential for ARD and high levels of ML, but these zones are limited to small areas of veining in the wall rock or near the gold mineralization.

Based on the geochemical evaluation to date, most of the waste rock at the Queensway North prospects is generally non-reactive. However, the exposed BSIL will require appropriate management. Data assessment and comparison with other deposits indicate that ML/ARD will have a limited impact at Queensway. Nonetheless, there is some potential for neutral leaching of metals and metalloids from the waste rock.

20.8.2	Tailings

A total of 15 tailings samples, including 10 variability composites from the ‘Keats’ mineralized zone and 5 master composite samples from the Keats, Lotto, Golden Joint, and Iceberg prospects, were characterized with mineralogy, static, and kinetic testing. Major mineralogy of the tailings was quartz (33-70 wt.%), feldspars (3-21 wt. %), chlorite (5.6-15 wt.%), muscovite (9-23 wt.%), carbonate (1.9-5.6 wt.%), and pyrite 1.9-5.2 wt. %). Other sulphides (i.e., arsenopyrite, chalcopyrite, etc.) and clay minerals, and other silicate phases were identified.

The tailings sourced from the Keats prospect had higher sulphide content and higher calcite content, while the tailings from the Golden Joint prospect showed a much lower calcite than the Golden Joint, Lotto and Iceberg prospects. The results of the acid base accounting showed the tailings sourced from Keats, Golden Joint, Lotto and Iceberg prospects are non-PAG (Figure 20-3), even with sulphide sulphur contents up to 1%. As part of the floatation separation process, the addition of lime will support an overall net neutralization of tailings.

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Figure 20-3 Acid Potential vs Modified Sobek Neutralization Potential

NPR = 1
NPR = 3
Keats VC
KZ MC
GJ MC
IB MC
LZ MC
Non-PAG
Uncertain
PAG
Modified NP (kg CaCO3/t)
Acid Potential (kg CaCO3/t)
0
10
20
30
40
50
60
70
0
5
10
15
20
25
30

Source: SRK Consulting [UK] Limited 2025b.

The assessment of cyanide decay and leaching was tested and evaluated. Results indicated weak acid dissociable cyanide (CNWAD) can be reduced to less than 1 milligram per litre (mg/L) by adding 10 gram/gram (g/g) equivalent of sulphur dioxide, 10 to 15 g/g of lime, and a solution containing 400 to 450 mg/L of copper. As CNWAD was removed, copper and iron levels in the resulting supernatant decreased. This process required a residence time of up to approximately 90 minutes. This study confirms that cyanide destruction is achievable with tailings from all three prospects. Furthermore, this can be accomplished within a reasonable timeframe, reaching acceptable levels for disposal in a tailings storage facility.

Whole rock assay results show tailings samples exhibit enrichment of antimony, arsenic, copper, tungsten, and titanium, ranging from six to 12 times the average crustal abundance. Aqueous geochemistry indicates that arsenic, antimony, and copper could be potential concerns in leachates. Tailings samples were subjected to SPLP leaching, and all samples were classed as neutral potential drainage with low metal release.

Tailings from the Keats prospect showed higher copper content and a higher sulphate release than from the Golden Joint or Iceberg prospects. Leachates from the Keats master composites tended to show solute concentrations slightly lower than average concentrations in the variability composite leachates, while concentrations recorded in the other master composite leachates were somewhere in between (except for copper, which is lowest in Golden Joint and Iceberg). Leachate chemistry of the Lotto master composite tended to be similar to that of the Keats master composite leachates. The results indicate that the Keats and Lotto tailings may require additional management to mitigate for antimony, arsenic, and copper release.

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Kinetic test work is ongoing; however, preliminary results indicate tailings are net neutralizing and there is a limited metal(loid) leaching potential with more leaching potential from the Keats and Lotto tailings compared to the other prospects. There are potential water quality impacts from neutral to alkaline drainage, with the potential for arsenic and antimony mobilization exceeding relevant water quality limits. The similarities in results between saturated columns and humidity cell tests suggest that sulphide oxidation is not a significant mechanism of metal release at the time of reporting. Instead, element release is primarily due to physical flushing.

20.9	Community, Indigenous and Regulatory Relations and Engagement

NFG fosters relationships with stakeholders in NL in the area it operates. It strives to balance economic growth with community impacts by engaging the public, Indigenous groups, government departments, and other stakeholders. Through formal and informal sessions, NFG gathers feedback to align our work activities with community needs and expectations.

NFG’s commitment to stakeholder engagement includes regular community meetings, open forums, and regulatory consultation designed to provide transparency and mutual understanding. The Company prioritize building trust and maintaining open lines of communication with all parties involved. By incorporating knowledge held by stakeholders and addressing concerns raised by local residents, NFG aims to create sustainable practices that respect both the environment and the needs of the community. Additionally, the Company works closely with government agencies to comply with regulatory requirements and integrate best practices in environmental stewardship. NFG’s approach includes investing in local community in a way that benefits not only NFG employees but the broader community. Through these efforts, NFG strives to be a responsible corporate citizen and a positive force for development in the region.

As the Project is developed, NFG will implement a formal engagement strategy with stakeholders. This strategy will be crucial during the Project planning and regulatory stages of the development. By maintaining open communication and involving stakeholders in decision-making processes, potential conflicts can be mitigated and Project benefits shared equitably. The engagement strategy will prioritize transparency and inclusion. This approach aims to enhance community trust and promote sustainable development practices that respect the social, cultural, and environmental aspects of the region. Establishing strong relationships with communities and Indigenous groups is important for the success of projects. As the Project advances, NFG is committed to working collaboratively with stakeholders to contribute positively to NL's well-being and prosperity.

20.10	Rehabilitation and Closure

A Rehabilitation and Closure Plan has not yet been developed for the Project. This section describes the general rehabilitation and closure approaches that will be used in the development of the Project-specific Rehabilitation and Closure Plan. The rehabilitation and closure costs estimated for this Preliminary Economic Assessment are based on the current Project description, with Stantec estimating closure cover material volumes and quantities and SLR Consulting (Canada) Ltd. (SLR) using third party material unit costs to develop projected closure costs. SLR developed closure costing related to infrastructure demolition and removal and general site closure preparation and grading.

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20.10.1	Rehabilitation Planning

A Rehabilitation and Closure Plan is required for mining developments in NL under the provincial Mining Act. Rehabilitation is defined as measures taken to restore a mine site to its former use or condition, to the extent practicable, or to an alternate use / condition that is accepted by NLDIET. The Plan describes the process of rehabilitation throughout the life of a project, up to and including closure, and is updated / resubmitted to NLDIET on a prescribed schedule. There are three key stages of rehabilitation activities including:

•	Progressive rehabilitation: completed throughout the mining operation where possible or practicable. Includes measures that contribute to the overall rehabilitation and would otherwise be carried out as part of the closure rehabilitation at the end of mine operation.
•	Closure rehabilitation: completed after mine operation ceases. Its purpose is to restore / reclaim the mine to as close to its pre-mining condition as practicable. Includes the demolition and removal of infrastructure, re-vegetation, and other activities to achieve the goals set out in the mine’s Rehabilitation and Closure Plan.
•	Post-closure monitoring and treatment: post-closure monitoring is required to determine the effectiveness or success of the rehabilitation measures. Post-closure monitoring continues until it has been demonstrated that the site has been successfully rehabilitated. The site can then be closed out / released by NLDIET and an application can be made to relinquish the property back to the Crown.
20.10.2	Proposed Approach to Rehabilitation and Closure

As the planning and design of the Project continues, consideration of potential closure issues and requirements will be incorporated into final plans. Proactive rehabilitation measures will include:

•	Clearing and grubbing will be limited to the area necessary to complete the required work as defined by the Project.
•	Organic soils, mineral soils, glacial till, and excavated rock will be stockpiled separately where possible, and protected for future use during rehabilitation.
•	Stabilization and water management measures will be put in place to limit erosion and promote natural re-vegetation.
•	Natural re-vegetation will be encouraged throughout the life of the Project.
20.10.3	Progressive Rehabilitation

As the Project progresses from the construction to operation phase there may be potential opportunities for progressive rehabilitation such as:

•	Demolishing and rehabilitation of construction or exploration related infrastructure (e.g., buildings, roads, laydown areas)
•	Placement of tailings within select open pits with water cover
•	Stabilization and re-vegetation of overburden and/or waste rock areas

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•	Infilling or flooding of exhausted mining areas
•	Conducting re-vegetation studies and trials
20.10.4	Closure Rehabilitation

Closure rehabilitation activities will be carried out when it has been determined that it is no longer economical to mine, or the resource has been exhausted. The measures noted herein assume progressive rehabilitation measures will be completed by NFG throughout the life of the Project with closure activities completed by a third-party contractor, as required by the Mining Act. The cost for closure rehabilitation is based on a third-party completing and managing the work. Possible associated credit for salvageable materials is not accounted for in the cost estimate, as required by the Mining Act and described in guidance material but will likely be pursued. Preliminary closure activities associated with the major components of the mine are described below. Closure activities include, but are not limited to:

•	Removal of hazardous chemicals, reagents, and similar materials for re-sale or disposal at an approved facility as per provincial regulations
•	Disconnecting, draining and cleaning, disassembling, and selling of equipment for re-use or scrap where possible. If this is not achievable, equipment will be removed from site for disposal / recycling at an approved facility
•	Dismantling and removal of site buildings and surface infrastructure for disposal / recycling at an approved facility
•	Demolishing of concrete foundations to at least 0.3 m below surface grade and covering with natural materials to promote re-vegetation; the demolished concrete will be removed from site for disposal in an appropriate facility
•	Removal and rehabilitation of fuel and explosive storage and dispensing facilities; this will include a Phase I and, if necessary, a Phase II Environmental Site Assessment
•	Breaching of water management features (e.g., sedimentation, stormwater, emergency event ponds) to allow drainage and natural filtration. Prior to release to the environment, water quality testing will be completed on pond waters
•	Decommissioning of wells on site including dewatering, groundwater monitoring, potable drinking water and/or industrial water wells. Decommissioning of wells will be in compliance with NLDECC - WRMD Guidelines for Sealing Groundwater Wells
•	Re-establishment of pre-development drainage patterns, where feasible
•	Grading, scarification, and/or placement of overburden materials at disturbed areas to promote natural re-vegetation
20.10.4.1	Open Pits

Open pits in the Queensway project play an important mine waste disposal role being the repository of mine tailings in three pits in the Keats zone (i.e., Iceberg, Keats and Keats West). The tailings will be slurried into the pits and kept under a water cover during operations, which would continue to cover the tailings during closure and post-closure if there is adequate storage volume or pit water quality meets appropriate criteria. Depositing the mine tailings in open pits returns the mine waste to the subsurface, reduces the mine waste storage footprint and water covering limits the potential for tailings to oxidize, reducing the potential for development of ML/ARD. Other proposed open pits will be flooded to create pit lakes. Opportunities may exist to accelerate pit flooding by directing site drainage to exhausted open pits or by taking surface water under provincial water taking permit to accelerate pit filling. A detailed assessment of the pit geometry and spill elevation in relation to the surrounding terrain will be required during operation to determine where the water will ultimately flow from the pits post-closure, and channel(s) will be required to reconnect this drainage to the natural, adjacent water bodies. Monitoring of water quality within the pit(s) will be completed during the time the pit(s) are filling to assess potential discharge quality and to determine if water treatment could be required until water quality meets the appropriate criteria. Alternatively, if there is inadequate room for a water cover or water quality does not meet appropriate criteria, tailings will be placed to an elevation within the pit and a low permeability till cover will be placed on top followed by a topsoil/organic growth layer that will be placed for seeding and to promote natural revegetation.

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Early developed open pits may also be integrated into site water management, acting as flood control and sedimentation reservoirs, which act as another form of accelerated pit filling once a pit has been exhausted and is no longer used as an underground portal access.

The three pits proposed for tailings deposition will be filled in series commencing in Phase 2 operations meaning that the Iceberg pit will be filled first. Once a pit has been filled with tailings, it will be progressively rehabilitated implying that pit rehabilitation will be complete prior to closure (i.e., during operations) leaving only one of the three proposed pits receiving tailings to complete rehabilitation during closure. Upon closure, remaining dewatering infrastructure will be removed from active open pits which will begin naturally infilling with surface water run-off, precipitation, and groundwater seepage, ultimately filling the pits and creating pit lakes. Berms will be constructed along the crest of the open pits, as well as across access roads or ramps, limiting access to the open pits / ponds, and will be constructed to encourage natural re-vegetation. Warning signage will be installed at regular intervals along the berm notifying the public of the open pit / pond.

Pit lake overflow water quality will be determined through geochemical testing of the pit walls and tailings material used in a predictive water balance and water quality model. Should pit lake overflow water quality improvement be required, it is anticipated it could be provided using passive treatment approaches, such as constructed or engineered wetlands. An alternative cover approach may be implemented, where tailings will be placed to a higher elevation within the pit and a low permeability till cover will be placed on top followed by placement of a topsoil/organic growth layer for seeding and to promote natural revegetation.

20.10.4.2	Waste Rock Stockpile

Waste rock stockpile(s) will be created during mine operation. The waste rock stockpiles will be benched and sloped to an overall slope of three horizontal to one vertical (3H:1V) to promote stability upon closure. A cover assumed to be comprised of low permeability till material followed by a topsoil/organic growth layer will be placed for seeding and to promote natural re-vegetation. This approach results in surface runoff being non-contact water that can be run out to the surrounding environment. In the event that seepage from the stockpile(s) requires further water quality improvement, perimeter ditches can be retrofitted to permeable reactive barriers by backfilling with organic carbon-rich wood mulch or compost and then covered with the proposed stockpile cover material. The subsurface reactors will then intercept stockpile seepage, while allowing non-contact surface water to run over their surfaces to the surrounding environment.

When vegetation has established on the rehabilitated waste rock piles, water management ponds will be breached to allow drainage to the natural ground and local receivers, and water management features not repurposed in closure will be removed and restored to natural, pre-development drainage conditions.

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20.10.4.3	ROM Pile and Overburden Stockpile

During closure, the ROM pile and overburden stockpiles be removed through ROM stockpile processing and overburden used as cover material. The ROM pile is expected to be covered with the same type of till and topsoil/organic cover as assumed for the waste rock stockpile and overburden stockpile area will be scarified, regraded, and covered in 0.3 m of topsoil/organic growth cover prior to seeding.

20.10.4.4	Tailings Storage Facility

Critically, during Phase 1 operations, no tailings will be produced at the Queensway site, and thus no tailings deposition on site will occur during Phase 1 operations. During Phase 1 operations, mineralized material from Queensway will be transported off site to an existing mill site for processing and tailings deposition at that off site location. Tailings produced as part of the mineral extraction process during Phases 2 and 3 will be stored on-site within three open pits in the Keats zone. Processing at the site will not begin until one of the Keats zone pits (Iceberg, Keats, Keats West) has been mined out, at which time tailings will begin in-pit deposition. See above Section 20.10.4.1. In-pit deposited tailings will either be water covered to the pit spill or overflow elevation or filled to the expected local static groundwater elevation and then covered with a till and topsoil/organic cover as assumed for the waste rock stockpile. As such, deposited tailings will be flooded or covered with a low permeability till cover, reducing oxidation potential and where water covered reducing the potential for tailings resuspension and erosion.

20.10.5	Post-Closure and Long-Term Monitoring

Post-closure monitoring will continue after closure activities are completed for an estimated 10 years. However, there is potential to shorten the monitoring period if physical and chemical characteristics of the site are determined to be stable and acceptable by regulators. When regulators determine that the site is physically and chemically stable, it will be relinquished to the Crown.

Post-closure and long-term monitoring plans will be developed once the Project is designed and operations have been advanced to an appropriate level. It is anticipated that closure monitoring will mirror the operational monitoring program to the extent feasible to provide continuity of data and consistency with the historical baseline. It is also anticipated that as post-closure time increases, the monitoring requirements will decrease until they are no longer required.

20.10.6	Cost Estimate for Closure

Stantec developed closure cover material and quantities estimates and provided those material and quantities estimates to SLR. SLR in turn estimated material extraction from stockpiles, transport, deposition/placement, grading and seeding estimates for rehabilitation and closure cover costing. Closure costing is provided in Section 21 of the Technical Report.

20.10.7	Financial Assurance

Under the Mining Act, a lessee (i.e., NFG) is required to provide financial assurance to NLDIET as part of the Rehabilitation and Closure Plan. The financial assurance is based on the cost estimate for the closure activities, as they are described in the Plan. Its purpose is to provide NLDIET with funds to complete site rehabilitation and complete post-closure monitoring, as described in the Rehabilitation and Closure Plan, in the event that the proponent is unable to do so.

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21.0	Capital and Operating Costs
21.1	Capital Cost Estimates

The capital costs for the Project are based on Q2 2025 estimates. The capital cost estimate corresponds with an AACE Class 5 level of detail, with associated accuracy of -30% to +50%, and was developed by SLR. The Project capital cost estimate is divided into different Phases and disciplines, as shown in Table 21-1.

Table 21-1: Overall Project Capital Cost Estimate (C$ 000)

Discipline	Phase 1	Phase 2	Phase 3	Sustaining Capital	Total
Capital Spend Period	Year 1	Years 2 to 4	Year 5	Years 2 to 12	LOM
Mining	47,749	-	104,162	321,365	473,276
On-site Processing	-	220,504			220,504
On-site Infrastructure	15,680	23,520		4,000	43,200
Off-site Infrastructure	40,497	-			40,497
Indirects/Owner's Costs/EPCM	19,906	109,750	10,000		139,656
Contingency	30,958	88,444	28,540		147,942
Total	154,790	442,218	142,702	325,365	1,065,075

In addition to the capital costs noted in the table above, closure costs, net of salvage value, are estimated to be C$30 million, occurring at the end of the Project life. The Phases of capital are described herein.

21.1.1	Phase 1 Offsite Toll Milling

This phase of the Project consists of access and establishment of the site, development of open pit mining, the refurbishment of an offsite toll mill, and relocation of power lines. Spending for Phase 1 occurs in Project Year 1.

21.1.2	Phase 2 Onsite Processing Plant

Phase 2 capital spending includes the development of the onsite processing plant at Queensway, including some infrastructure not already developed in Phase 1, and the preparation of one of the mined out pits to receive tailings. Phase 2 spending occurs from Year 2 to Year 4, in advance of process plant start up in Year 5.

21.1.3	Phase 3 Underground Mine

Phase 3 capital refers to the development of the underground mines at the Project. Phase 3 capital will occur in Year 5.

21.1.4	Sustaining Capital

Sustaining capital generally refers to capital spending that occurs after the initial period, and in this case, refers mostly to open pit mining (from Year 2 onward) and underground mining (from Year 6 onward). Within open pit mining, sustaining capital covers ongoing equipment purchases and lease payments, ongoing development of service roads and haul roads, clearing of future mining areas, the mobile maintenance shop, surface water management. The underground mining sustaining capital costs refer to ongoing capital development. There is a nominal amount included for surface infrastructure sustaining capital, related to IPTSF operations. The details of the capital cost build up of each discipline are described herein.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

21.1.5	Open Pit Capital Cost
•	The capital cost estimate for the open pit operations is based on the following components:
•	Mobile equipment costs are estimated using unit cost obtained from industry cost reference guides and mine equipment fleet requirements presented in Section 16. An indirects allowance has been included to account for additional costs such as freight, assembly, and commissioning. Major equipment is assumed to be leased.
•	Other mine equipment costs include spare parts (such as excavator and wheel loader buckets and truck boxes), maintenance shop tools and equipment, survey instruments, computer hardware and software, and the dispatch and communication system.
•	Mine development capital costs encompass cost for construction of the various haul and service roads, water management infrastructures and the general site preparation.
°	It is proposed that mine haul and service roads be constructed by contractor. Construction cost estimates are based on road layouts designed by SLR and unit rates provided by a local road construction contractor in June 2025.
°	Water management structures which include pit sumps, dewatering ditches, pump systems, and pipelines for pit dewatering, runoff diversion channels, and waste management facilities sedimentation ponds.
°	Site preparation costs for clearing, grubbing and stripping organics within the project footprint, based on area measurement in hectares (ha) and unit costs obtained from the reference projects, clearing and grubbing (C$/ha) and stripping organics (C$/m3), assuming a 0.15 m organics layer thickness.

The open pit capital cost estimate is presented in Table 21-2, with a breakdown of expenditures associated with phase 1 (Years 1) and sustaining capital (Years 2 to 12). Phase 1 or initial capital costs include preparation at Queensway, installation of the infrastructure, and initial equipment procurement. Phase 2 or sustaining capital costs cover the development of the ultimate pit at Queensway, construction of additional haulage roads and water management infrastructure, as well as further equipment purchases.

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Table 21-2: Open Pit Mining Capital Cost Estimate

Cost Item	Phase 1 (Year 1) (C$ 000)	Sustaining (Years 2-12) (C$ 000)	Total (C$ 000)
Pit Production Equipment	28,406	95,467	123,873
Other Pit Equipment	3,298	12,929	16,228
Mine Infrastructure	5,000	20,000	25,000
Mine Development	11,045	27,570	38,615
Subtotal	47,749	155,967	203,716
Indirects	2,837	6,094	8,931
Total Pit Capital	50,586	162,061	212,646
21.1.6	Underground Capital Cost

The initial underground capital costs are based on the following components:

•	Mobile equipment costs are based on estimates from other studies, scaled if necessary for the size of the equipment.
•	Ventilation surface fan costs are estimated based on other projects.
•	Portal Establishment and Dewatering areas are estimated from other projects.
•	Portable Refuge Stations are based on estimates.
•	Cement plant is based on an estimate from other projects.
•	Other items, such as pumps, secondary fans, safety systems, etc., are based on lump sum values.
•	Underground mine development is based on scaled estimated costs from other projects. Capital development costs include raises, ramps, level access, sumps, truck loads, ventilation access, and utility drifts. The following unit costs were estimated as follows:
°	Horizontal Development cost = $C$ 5,000/m
°	Vertical Development cost = $C$ 6,600/m
•	A contingency of 25% is used for the underground mine for initial capital only.

Table 21-3 provides a summary of the underground capital costs.

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Table 21-3: Underground Capital Costs

Cost Item	Phase 3 (Initial Underground Capital) C$ 000	Sustaining Capital (Years 6 to 8 (C$ 000))	Total (C$ 000)
Mobile Equipment	16,000	-	16,000
Stationary Equipment	19,900	-	19,900
Surface Facilities	6,750	-	6,750
Indirects	10,000	-	10,000
Capital Development	61,512	159,305	220,816
Sub Total	114,162	159,305	273,466
Contingency	28,540	-	28,540
Total Initial Capital Costs	142,702	159,305	302,007

The sustaining capital costs are based on horizontal, vertical development, which includes some allowances for relocation of surface infrastructure for the ramp systems, and establishment of two new portals. The total capital for the underground mine is estimated to be C$302.0 million.

21.1.7	Processing and Infrastructure Capital Costs
21.1.7.1	Offsite Toll Milling

The capital cost estimate for modifications and refurbishment of the toll mill to be used for processing high grade mined material during the first five years of the LOM has been estimated from equipment quotes for similar equipment factored to derive installed costs and allowances for refurbishment requirements (Table 21-4). It is noted that this cost is included in Phase 1 of the “offsite infrastructure” area of the overall estimate, since the facility is located away from Queensway.

Table 21-4: Summary of Capital Costs for Toll Mill Modifications and Refurbishment

Area	Installed Cost (C$ 000)
Direct Costs	13,928
Restart Costs	14,300
Subtotal	28,228
Indirects	4,875
Contingency	8,276
Total	41,379
Note: Numbers may not add due to rounding.
21.1.7.2	Phase 2 Process Plant

The Queensway processing plant capital costs have been estimated using costs from comparable recent projects (escalated where necessary) and budgetary equipment quotes for certain key equipment or similar equipment. Installation and indirect costs have been factored from equipment costs. The capital cost estimate for the Queensway processing plant and associated infrastructure is summarized in Table 21-5.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 21-5: Summary of Processing Plant Capital Cost Estimate

Area	Installed Cost (C$ 000)
Crushing	8,249
Grinding	58,940
Gravity Concentration and Intensive Leach System	9,001
Flotation and Concentrate Handling	14,391
Leaching	33,169
Tails Handling	8,254
Carbon Handling	6,871
Gold Room	2,740
Reagent Area	6,000
Utilities	6,198
Ancillaries and Buildings	66,692
Subtotal (Direct Costs)	220,504
Note: Numbers may not add due to rounding
21.1.7.3	Onsite Infrastructure

Onsite infrastructure consists of the establishment of the substation, power distribution, communications system, effluent treatment plant, water intake, sewage system, potable water system, emergency responses equipment, and mobile crushing plant, and development of the IPTSF. Infrastructure covers both Phase 1 and Phase 2, with approximately 40% being spent in Phase 1, and the remainder allocated to Phase 2 (Table 21-6).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 21-6: Summary of Onsite Infrastructure Capital Cost Estimate

Onsite Infrastructure	Cost (C$ 000)
HV Power Switchyard	8,000
MV Power Distribution	5,000
Communications	1,000
Sewage	2,000
Infrastructure Buildings	3,000
Water Supply	1,000
Water Treatment Plant	5,000
Tailings Storage Facility	8,000
Gatehouse	500
Mobile Equipment	1,000
Potable Water System	1,000
Emergency Response Equipment	1,000
Crushing Plant	2,700
Total	39,200
21.1.7.4	Offsite Infrastructure

Offsite infrastructure consists of upgrades to the third party mill (described previously), as well as establishing the site access road, minor modifications to the TCH, major transmission line realignment, decommissioning of a portion of existing transmission lines, as well as modifications to minor transmission lines. Offsite infrastructure is shown in Table 21-7.

Table 21-7: Summary of Offsite Infrastructure Capital Cost Estimate

Area	Cost (C$ 000)
3rd Party Mill Upgrades	28,228
Site Access Road	469
TCH Upgrades	2,000
Major Powerline Realignment	8,000
Decommissioning of powerlines	1,000
Minor Powerline Realignment	800
Total Offsite Infrastructure	40,497
21.1.7.5	Indirects and Contingency

Indirects and contingency are applied to the various aspects of the capital cost estimate. The majority of indirects are incurred as part of Phase 2, during the onsite processing plant construction, and are shown in Table 21-8. Other indirect costs related to open pit and underground mining are estimated separately.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 21-8: Summary of Indirect Costs for the Process Plant and Infrastructure

Area	Cost (C$ 000)
Freight & Logistics	11,025
Warehousing & Laydown	2,205
Construction Vehicles & Equipment	8,820
Temporary Facilities	6,615
Camp & Catering	15,000
Travel	4,410
Personal Protective Equipment (PPE)	1,103
Construction Software, IT& Communications	4,410
Temporary Power	2,205
Owner’s Management Team	8,820
EPCM	33,076
Environmental, Safety, & Health (Project-Wide)	2,205
Commissioning - Contractors Support	6,615
Vendor Reps	2,205
Spares & Inventory	4,410
First Fills	2,205
Lidar Scans, 3D Model, Digital Twin	2,205
Pre-Production Operations	4,410
Total Indirects	121,945

Contingency was applied at a rate of 25% of both direct and indirect costs for the initial capital of each respective Phase. Contingency was not applied to sustaining capital.

21.2	Operating Cost Estimates

Operating costs were estimated for the Project and were developed based on first principles and comparisons against other existing mining operations. A summary of operating costs is shown in Table 21-9.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 21-9: Summary of Operating Costs (C$ 000)

Area	LOM	Avg. Yr 2 - Yr 4	Avg. Yr 6 - Yr 9
		Toll Milling	Underground Mining
Mining (Open Pit)	906,607	67,778	78,230
Mining (Underground)	188,525	-	40,956
Third-Party Processing + Handling	143,747	31,941	-
Processing	549,501	-	53,232
G&A	188,746	9,720	14,508
Subtotal	1,977,125	109,440	186,925

TCRC's	262,412	701	29,941
Royalties	19,774	1,093	2,030
Subtotal	282,186	1,794	31,972

Total	2,259,312	111,234	218,897
21.2.1	Open Pit Mine Operating Cost

The mining operating costs are estimated from first principles using a scoping level cost model. They are based on owner-operated equipment as well as production quantities, equipment hourly cost standards and consumptions sourced from industry cost reference guides, equipment productivity estimate for all key mining activities, including drilling, blasting, loading, hauling, support operations with an allowance for fixed overhead costs consisting of technical services, mine supervision and mine management.

Key mine operating cost parameters include:

•	Blasting at an explosive powder factor of 0.30 kg/t using 100% emulsion explosives. Explosives supplied under full-service contract with explosives supplier. Explosives price: $1.38/kg.
•	Diesel fuel costs at a price of $1.35/L

Mine operating costs over the life of the operation are estimated at C$906.6 million, with an average unit cost of $4.91 per tonne mined.

A breakdown of unit mining costs by function and cost component is summarized in Table 21-10 and Table 21-11 with corresponding illustrations presented in Figure 21-1 and Figure 21-2.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 21-10: Pit Operating Cost by Function

Cost Item	M$	$/t	%
Drilling	109	0.59	12
Blasting	140	0.76	15
Loading	89	0.48	10
Hauling	218	1.18	24
Roads and RSA	108	0.59	12
Support	84	0.46	9
Mine General	158	0.86	17
Total	907	4.91	100

Table 21-11: Pit Operating Cost by Component

Cost Item	M$	$/t	%
Labour	424	2.29	47
Drill Supplies	32	0.17	3
Explosives	99	0.53	11
Tires	31	0.17	3
Fuel	136	0.73	15
Lube	58	0.31	6
GEC	12	0.07	1
Repair Parts	68	0.37	8
Supplies	10	0.05	1
Services & Other	38	0.21	4
Total	907	4.91	100

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 21-1: Open Pit Operating Cost by Function

Figure 21-2: Open Pit Operating Cost by Component

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

21.2.2	Underground Mining

The mining operating costs are estimated by building up estimates from various sources for a scoping-level cost model. They are based on owner-operated equipment as well as production quantities, equipment hourly cost standards, and consumptions sourced from industry cost reference guides, equipment productivity estimates for all key mining activities, including drilling, blasting, loading, hauling, support operations, with an allowance for fixed overhead costs consisting of technical services, mine supervision and mine management.

Mine operating costs over the life of the operation are estimated at C$188.5 million, with an average unit cost of C$176 per tonne processed material (Table 21-12).

Table 21-12 Underground Mining Cost

Item	LOM Cost (C$ 000)	Unit Cost (C$/t proc)
UG Mine Labour	72,861	68.13
Mine Consumables	63,136	59.04
Equipment Operations & Mtce	31,507	29.46
Power Consumption	13,520	12.64
In-Fill Drilling	7,500	7.01
Total	188,525	176.28

21.2.3	Processing Costs
21.2.3.1	Phase 1 - Toll Milling

High grade material will be transported to a toll mill for processing during the first five years of the LOM. The total transport and plant operating costs for the toll milling operation have been estimated at approximately C$32.0 million per year, which includes toll milling fees, tailings disposal fees, material handling, processing and general and administrative costs.

21.2.3.2	Phase 2 - Queensway Processing Plant

Processing costs were estimated as follows:

•	Power: Power requirements were calculated from key equipment plus a factored (from the key equipment power requirements) allowance for smaller equipment. A grid power cost of 5.9 c/kWh and demand charge of CA$10.73/kW/month were used to calculate the cost.
•	Labour: Labour costs were estimated from an estimate of personnel requirements (operators, maintenance personnel, supervision, and plant management) and labour rates from similar recent projects in Canada.
•	Maintenance: Factored from direct equipment costs.
•	Reagents and Consumables: These costs were estimated based on test work (where available) or allowances based on similar projects, and unit costs from similar projects in Canada.

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•	Assaying: Assaying will be carried out by a third-party, independent laboratory. Samples taken at the mine and from the process for metallurgical accounting will be transported to the third-party laboratory for analysis. A per-sample-cost for different types of analyses and an estimate of the number of analyses required per week were used to calculate the assaying cost estimate.
•	Mobile Equipment: The number, type, and utilization of mobile equipment was estimated based on similar projects in Canada and benchmark operating costs were used to calculate the overall costs for operating mobile equipment.

The Queensway mill operating costs are summarized in Table 21-13.

Table 21-13: Summary of the Queensway Processing Plant Operating Costs

Area	Total Cost (C$ million per annum)	Unit Cost (C$/t processed)
Power	8.5	3.32
Labour	10.6	4.15
Maintenance	2.3	0.90
Reagents and Consumables	31.4	12.28
Assaying	0.3	0.11
Mobile Equipment	0.2	0.08
Total	53.2	20.83
Note: Numbers may not add due to rounding
21.2.4	General and Administrative Costs

General and administrative costs were estimated for the Project. The principal components of G&A include labour, expenses and services, and power costs not captured within processing or mining. G&A is estimated to be approximately C$14.5 million per year during steady state operations. G&A totals C$188.7 million over the LOM.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

22.0	Economic Analysis

The economic analysis contained in this Technical Report is based, in part, on Inferred Mineral Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. To declare Mineral Reserves, the Project would need to undertake a Preliminary Feasibility Study, and to date, no such study has occurred. There is no certainty that economic forecasts on which this PEA is based will be realized.

The economic analysis contained in this Technical Report is based on the Queensway Gold Project Mineral Resources, economic assumptions provided by NFG, and capital and operating costs developed by SLR and reviewed by NFG. All costs are expressed in Q2 2025 Canadian dollars (C$) unless otherwise indicated. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest.

A summary of the key criteria is provided below.

22.1	Economic Criteria
22.1.1	Production Physicals
• Mine life:	14.5 years
• Open Pit Mining:	13 years
• Underground Mining:	6 years
• Processing:	14.5 years
• Open pit mining rate:	Peak mining rate of 46,600 tpd
• LOM open pit tonnes:	26,303 kt at 1.65 g/t Au
• Underground mining rate:	Peak mining rate of 785 tpd
• LOM underground tonnes:	1,069 kt at 6.67 g/t Au
• Processing rate:
• Third Party Mill (Y1 to Y5):	700 tpd
• Queensway Mill (Y5 to Y15):	7,000 tpd
• Total Processing Feed:	27,373 kt at 1.85 g/t Au
• Third Party Mill:	1,150 kt at 9.64 g/t Au
• Queensway Mill:	26,223.kt at 1.51 g/t Au
• Contained Gold:	1,626 koz Au
• Average LOM Mill Recovery:
• Third Party Mill:	92.1%
• Queensway Mill - Dore:	47.7% (varies between 22.4% and 58.2%)
• Queensway Mill - Concentrate:	44.2% (varies between 35.2% and 67.0%)
• Total LOM Recovery	91.9%

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

• Total Recovered Gold:	1,494 koz Au
• Third Party Mill:	328 koz Au
• Queensway Mill - Dore:	605 koz Au
• Queensway Mill - Concentrate:	561 koz Au
• Total Recovered Gold by Project Phase:
• Phase 1:	328 koz Au
• Phase 2:	953 koz Au
• Phase 3:	213 koz Au
22.1.2	Revenue
• Gold price of US$2,500/oz over the LOM, based on NFG corporate assumption
• Exchange rate of USD/CAD:	1.43
• Payable metal over the LOM:
• Doré payable:	99.9% Au
• Concentrate payable:	Min. deduction of 2.00 g/t Au and max. Au payability of 97.5%
• Freight Costs:
• Doré:	C$2.00/oz Au
• Concentrate:	C$120.00 per wet metric tonne (wmt) concentrate
• Smelter treatment and refining costs:
• Concentrate treatment costs:	US$200.00 per dry metric tonne (dmt) concentrate
• Refining costs - Doré:	US$5.00/oz Au
• Refining costs - Concentrate:	US$8.00/oz Au
• Royalties:	0.4% NSR royalty, equal to C$13.58/payable oz Au
• Net revenue:	C$179.88/t milled (after sales charges and royalties)

22.1.3	Capital Costs
•	Phase 1 Initial Capital spent in Yr 1 of LOM to prepare Queensway site and support open pit mine with off-site toll milling, is estimated to be C$154.8 million.
•	Phase 2 Growth Capital between Yr 2 and Yr 4 of LOM to support open pit mine with construction and operation of on-site processing plant and in-pit tailings deposition, is estimated to be C$442.2 million.
•	Phase 3 Growth Capital spent in Yr 5 of LOM to support underground mining and related supporting operations, is estimated to be C$142.7 million.
•	Sustaining capital covering all three Phases estimated to be C$325.4 million.
•	Closure costs, net of salvage value: C$30 million.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

22.1.4	Operating Costs
•	Total unit operating costs of C$72.23/t proc.
°	Open pit mining operating costs: C$4.91/t mined open pit
°	Underground mining operating costs: C$176.28/t proc
°	Off-site toll milling costs, including material handling: C$125.00/t off-site proc
°	Queensway mill processing costs: C$20.96/t site proc
°	Site G&A: C$14.5 million per year
•	LOM operating costs of C$1,977 million.
•	All-in sustaining cost of US$1,256/oz of saleable gold, with an annual average production of 99.6 koz Au.
22.1.5	Taxation and Royalties
•	Taxes include the Newfoundland Mining Tax plus federal and provincial income taxes. SLR has relied on NFG and their tax advisors for the assessment of all taxes related to the Project.
•	A total of 78 of the 98 Property mineral licences are currently subject to an NSR royalty. The NSR royalties range from 0.4% to 3.0% for the 78 licences. For financial modelling purposes, all revenue was assumed to derive from claims subject to a 0.4% NSR royalty rate. For further details refer to subsection 4.6.
22.2	Cash Flow Analysis

SLR has prepared its own unlevered after-tax LOM cash flow model based on the information contained in this Technical Report to confirm the physical and economic parameters of the Property. The model does not take into account financing costs.

All costs are in Q2 2025 C$ dollars with no allowance for inflation. An after-tax cash flow summary is presented in Table 22-1.

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Table 22-1: Annual After-Tax Cash Flow Summary

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

SLR prepared a LOM unlevered after-tax cash flow model to confirm the economics of the Property over the LOM. Economics have been evaluated using the discounted cash flow (DCF) method by considering LOM production on a 100% basis, annual processed tonnages, and gold grades. The associated metal recoveries, metal prices, operating costs, treatment and refining charges, initial and sustaining capital costs, reclamation and closure costs, and income tax and royalties were also considered in the DCF.

The base discount rate assumed in this Technical Report is 5% as per NFG corporate guidance. Discounted present values of annual cash flows are summed to arrive at the Property Base Case net present value (NPV). The Internal Rate of Return (IRR) is also calculated, given the Project is under development considering Phase 1, Phase 2 and Phase 3 investments, and with initial gold production targeted for 2027 pending regulatory approval.

The economic analysis of the Project’s Base Case confirms that the Project’s Mineral Resources have reasonable prospects for economic extraction at a LOM price of US$2,500/oz Au, and that further advancement of Project studies is warranted.

The Project’s Base Case undiscounted pre-tax net cash flow is approximately C$1,852 million and the undiscounted after-tax net cash flow is approximately C$1,128 million.

The Project Base Case pre-tax NPV at a 5% discount rate is approximately C$1,273 million and the Base Case after-tax NPV at a 5% discount rate is approximately C$743 million. The Base Case pre-tax IRR is 128% and the after-tax IRR is 56%.

The World Gold Council adjusted operating cost (AOC) is US$1,085/oz Au. The mine life sustaining capital cost is US$171/oz Au, for an all in sustaining cost (AISC) of US$1,256/oz Au. The mine average annual gold production during the LOM is approximately 99,600 oz.

On a pre-tax, undiscounted basis, the payback of Phase 1 of the Project occurs within one year of expenditures, and the payback of Phase 2 also occurs within one year of expenditures. On an after-tax undiscounted basis, positive cumulative cashflow is achieved within one year of completion of Phase 2 expenditures.

22.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities for the following parameters:

•	Gold prices
•	Gold head grades
•	Gold metallurgical recoveries
•	Operating costs
•	Capital costs (Phase 1, Phase 2, Phase 3, sustaining, and closure)

Pre-tax NPV at 5% sensitivities over the Project Base Case have been calculated for -20% to +20% (for head grade), -6% to +6% (for metallurgical recovery), -20% to +20% (for metal prices), and -15% to +35% (for operating costs and capital costs) variations, to determine the most sensitive parameter for the Property.

The sensitivities are shown in Table 22-2 and Figure 22-1

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Table 22-2: Pre -Tax Sensitivity Analyses

Variance	Head Grade (g/t Au)	NPV at 5% (C$000)
80%	1.48	564,381
90%	1.66	919,181
100%	1.85	1,273,981
110%	2.03	1,628,781
120%	2.22	1,983,581
Variance	Recovery (% Au)	NPV at 5% (C$000)
93%	85.0%	1,007,881
96%	88.5%	1,140,931
100%	91.9%	1,273,981
103%	94.7%	1,380,421
106%	97.4%	1,486,861
Variance	Metal Prices (US$/oz Au)	NPV at 5% (C$000)
80%	$2,000	529,993
90%	$2,250	901,987
100%	$2,500	1,273,981
110%	$2,750	1,645,975
120%	$3,000	2,017,969
Variance	Operating Costs (C$/t)	NPV at 5% (C$000)
85%	61.39	1,480,509
93%	66.81	1,377,245
100%	72.23	1,273,981
118%	84.87	1,033,032
135%	97.51	792,083
Variance	Capital Costs (C$000)	NPV at 5% (C$000)
85%	930,814	1,408,556
93%	1,012,945	1,341,268
100%	1,095,075	1,273,981
118%	1,286,713	1,116,977
135%	1,478,352	959,972

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 22-1: Pre-Tax Sensitivity Analysis

Sensitivity Analysis - Pre-Tax NPV @ 5%
$2,250,000
$2,000,000
$1,750,000
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0
Pre-Tax NPV at 5% Discount Rate (C$ '000)
60%
70%
80%
90%
100%
110%
120%
130%
140%
Percent Change From Base Case
Head Grade
Recovery
Au Price
Operating Cost
Capital Cost

The sensitivity analysis for the Project Base Case shows that the after-tax NPV at a 5% base discount rate is most sensitive to metal prices, then head grades and metallurgical recoveries, followed by operating costs and capital costs. The SLR QP notes that a 10% reduction in metal prices reduces the after-tax NPV at 5% by 29% for the Project Base Case.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

23.0	Adjacent Properties

Adjacent property and mineral tenure are based on current information maintained by the Minerals Land Division. Since 2019, mineral exploration interests in central Newfoundland have resulted in a staking rush with over 100,000 claims acquired in 2021. Many of the adjacent properties in the Queensway Property area are hosted within the Exploits Subzone of the central Newfoundland gold belt. Most of the exploration attention is focused on areas between the southwest to northeast trending Dog-Bay-Appleton-GRUB line fault systems that extends from south-central Newfoundland to the north coast, principally within the Davidsville Group.

The Beaver Brook Antimony Mine, which began mining operations in 1998, lies on the western boundary of QWS, across the Northwest Gander River. It suspended operations in 2020 (due to the COVID-19 pandemic) and restarted in 2021. In January 2023, the mine entered a period of care and maintenance, and it is not known whether production will resume in the future (CBC News 2023).

There are many licence blocks in the immediate area of the Queensway Property, thus, only those adjacent properties of significant size and proximity to the Property will be discussed. Further, licences are continuously being dropped and reclaimed along with ownership changes via option agreements.

There are 45 licences held by individual Prospectors immediately adjacent to the Queensway Project. These licences tend to become part of larger projects through option agreements and may already be secured by an exploration company. Their ownership typically does not change name until all option agreement conditions are met over a number of years and the licence transferred.

Exploits Discovery Corp. (Exploits) is an owner of 38 mineral licences immediately adjacent or close to NFG’s Queensway Property primarily in the QWN area (Figure 23-1). Noted mineral occurrences include Bullseye, Saddle Zone, Horseshoe, Titan, Goldstash, Corvette, and Jonathan’s Pond, among others (Exploits 2025).

As outlined in Section 14, the optimized Whittle pit shell containing the Mineral Resources of the Honeypot vein (the northeastern-most pit shown in Figure 14-43 and Figure 14-44) crosses the boundary into the neighbouring Exploits property. The QP confirms that all interpreted mineralized vein wireframes remain within NFG's tenured property.

NFG has consulted with Exploits, and its management has confirmed that they have no concerns regarding this disclosure. Should mining proceed in the future, discussions regarding access or easements between the two parties would take place at that time.

The next largest licence number is held by Stephen Stockley Agriculture and Fabrication Inc. (SSAF) which holds 31 mineral licences in the Queensway area. The land assets have evolved from licences held by family prospector members and close acquaintances over recent years to be held by SSAF and host a number of mineral occurrences such as Burnt Lake and Neyles Brook.

Rocky Shore Metals Ltd. (Rocky Shore) holds 25 mineral licences towards the south, southwest and southeast of the Queensway Property at QWS. Rocky Shore’s flagship Gold Anchor Project is a district scale asset in a significantly underexplored area that totals over 2,100 claims and 1,250 km2 between the Dog Bay Line and Grub Line faults - on the same trend as the gold occurrences in the Queensway Property (Hemlo Explorers Inc. 2024).

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Figure 23-1: Adjacent Properties to the Queensway Gold Property

Adjacent Properties:
Map Staked Licence
New Found Gold Corp.
Exploits Discovery Corp.
Rocky Shore Metals Ltd.
New Age Metals Inc.
Golden Ridge Resources Ltd.
Meguma Gold
New Rock Mining Inc.
Newfoundland Discovery Corp.
Gossan Resources Ltd.
SSAF Inc.
VOA Exploration Inc.
Vulcan Minerals Inc.
Metals Creek Resources Corp.
D3 Exploration Ltd.
Marvel Discovery Corp.
Prospectors
Water Body
Community
Highway
N
Campbellton
Lewisporte
Glenwood
Appleton
Gander
0 4 8 12 16 20
Kilometres
610000 620000 630000 640000 650000 660000 670000 680000
5460000 5450000 5440000 5430000 5420000 5410000 5400000 5390000 5380000 5370000 5360000
SLR
New Found Gold Corp.
Queensway Gold Project
Newfoundland and Labrador, Canada
Adjacent Properties to the Queensway Gold Property

Source: NFG 2025.

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24.0	Other Relevant Data and Information

This section is not applicable.

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25.0	Interpretation and Conclusions

The QPs conclude that the PEA demonstrates that the Project has economic potential, and further studies are warranted. The QPs make the following conclusions by area:

25.1	Geology and Mineral Resources
•	As of March 15, 2025, the NFG Queensway Project Mineral Resources are estimated as follows:
°	Open pit Indicated Mineral Resources are estimated to total approximately 17,267 thousand dry metric tonnes (kt) grading 2.25 grams per tonne (g/t) Au containing approximately 1,249 thousand ounces (koz), and Inferred Mineral Resources are estimated to total approximately 8,960 kt grading 1.24 g/t Au containing approximately 358 koz Au.
°	Underground Indicated Mineral Resources are estimated to total approximately 771 kt grading 5.76 g/t Au containing approximately 142 koz, and Inferred Mineral Resources are estimated to total approximately 1,749 kt grading 4.44 g/t Au containing approximately 250 koz Au.
•	The geology of the Project is well understood and constitutes a poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/terrestrial sequences, and Silurian magmatic rocks. Gold mineralization typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture.
•	Within the AFZ Core area, mineralization was modelled as 308 veins and nine additional halo zones. Within the Queensway North peripheral areas, mineralization domains consist of 17 veins in the JBP area and 33 veins in the AFZ Peripheral area. All areas also include a two metre buffer around the veins capturing adjacent low grade mineralization. Au grades were estimated using inverse distance cubed (ID3) and a four pass search strategy.
•	Average density values applied to the domains are supported by wax-coated water immersion density measurements on core samples, with 2.7 grams per cubic centimetre (g/cm3) applied to the mineralized domains.
•	Protocols for drilling, sample preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of a Mineral Resource estimate.
•	Mineral Resource classification was based primarily on drill hole spacing, applied to designate contiguous zones of like classification.
•	Open pit Mineral Resources were reported within a preliminary optimized pit shell generated at a cut-off grade of 0.3 g/t Au, while underground Mineral Resources were constrained within reporting panels generated at a cut-off grade of 1.65 g/t Au with heights of 10 m, lengths of 5 m, and minimum widths of 1.8 m.

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25.2	Mining
•	The Project is planned as a conventional open pit mining operation utilizing standard drill, blast, load, and haul. A conceptual level mining design, production schedule, and cost model were developed to support the preliminary assessment of the Queensway Gold Project.
•	A series of pit optimizations were run using the resource block model, estimated on-site and off-site operating costs, and a gold price of US$2,200 per troy ounce (oz) with values applied to Measured, Indicated, and Inferred Mineral Resources.
•	An ultimate pit limit was chosen from the optimized shell, and the potentially mineable portion of the Resource was estimated based on a cut-off grade of 0.30 g/t Au, 10.6% dilution and 3.8% mining losses.
•	The mineralized material contained within the ultimate pit design and included in the conceptual mine plan consists of 17,685 kt in the Indicated category with average grade of 1.97 g/t Au, and 8,619 kt in the Inferred category with average grade 1.00 g/t Au. The reader is cautioned that Inferred mineralized material is included in the conceptual mine plan and these are considered too speculative geologically to have economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
•	Mining is planned across four main pit areas comprising 13 pit phases, along with 13 additional smaller pits that will be mined primarily toward the end of the mine life. The overall strip ratio is 6:1.
•	The open pit production schedule comprises 13 years of production. A mill production rate of 7,000 tpd is assumed. Excess mill feed will be stockpiled adjacent to the processing plant and reclaimed throughout and at the end of the mine life.
•	Open pit waste consists of overburden and waste rock material. Separate overburden storage facilities (OSF) and waste rock storage facilities (WRSF) are located adjacent to the ultimate pit crest. Backfilling of the pit has not been considered as part of the current mine plan.
•	Open pit operations are scheduled for 365 days per year, operating 24 hours per day. The work schedule is based on four crews working rotating 12-hour shifts. Mining activities will be carried out using owner-operated production equipment.
•	There will be a series of five underground mines that will be developed after the construction of the onsite processing plant. All five underground mines will utilize the cut and fill mining method.
25.3	Mineral Processing
•	Test work to date on samples from the Keats, Lotto, Golden Joint, and Iceberg zones has focused on a gravity concentration-carbon-in-leach (CIL) flowsheet and included exploratory test work using master composites and variability test work using variability composites. The master composites for each zone were produced by combining portions from all of the variability composites from their respective zones. The variability test work on Iceberg composites included a pre-aeration step prior to cyanide leaching, while the variability test work on Keats, Lotto, and Golden Joint composites did not.

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•	Exploratory test work using the Keats and Lotto master composites returned high gravity recoverable gold (GRG) recoveries, while indicating that preg-robbing affected cyanide leaching extractions from the gravity tails. Therefore, subsequent variability testing on composites from these zones, as well as composites from Golden Joint and Iceberg, used gravity concentration followed by CIL of the gravity tails. The GRG tests for the variability test work was conducted at a target 80% passing (P80) of 212 microns (µm) while the CIL tests were conducted at three target P80 grind sizes for each composite (212 µm, 75 µm, and 37 µm) to assess the effect of grind size on gold recovery, with P80 of 75 µm ultimately being chosen as the optimum grind size. GRG recoveries ranged from 1% to 99%, and overall extractions (GRG-CIL) at the target P80 of 75 µm for the CIL tests ranged from 31% to 100% and showed a strong relationship between gold head grade and overall extraction.
•	Analysis of the CIL test results from the variability test work using Keats, Lotto, Golden Joint, and Iceberg composites showed that there was a relationship between leach extraction and arsenic head grade, indicating that a portion of the gold in the samples was associated with arsenic and refractory to leaching. This relationship was pronounced in the samples with lower gold head grades (<4 g/t Au). This analysis, together with mineralogical data indicated that the unleached gold was likely associated with arsenopyrite (and possibly pyrite) and not well liberated.
•	Exploratory flotation test work was completed on Keats, Keats West, Lotto, and Iceberg master composites as well as four variability composites from the Keats and Lotto zones selected due to their relatively poor gravity-CIL responses (with overall gold extractions ranging from 57% to 73%). Carbon flotation (prior to sulphide flotation) aimed at rejecting carbon to minimize its preg-robbing effect indicated that some loss of gold would occur in this step and overall extraction was not beneficially affected. Sulphide flotation was effective at recovering gold from the gravity tails and carbon flotation tails into a concentrate with recoveries ranging from 89% to 97%. However, re-grinding of that concentrate was not effective at improving gold extraction during leaching with the overall extraction for the concentrate leach flowsheet essentially the same as the gravity-CIL flowsheet. Additionally, the flotation concentrates contained elevated levels of arsenic that would be subject to penalties if sold to concentrate processors.
•	The flotation tests using Keats, Keats West, Lotto, and Iceberg composites resulted in overall gold recoveries to gravity and sulphide concentrates ranging from 89% to 97% with sulphide concentrates containing 9 g/t Au to 67 g/t Au. Cleaner flotation test work to upgrade the concentrates is expected to result in some gold losses, however, the flotation tests completed to date did not include CIL of the sulphide flotation tails, and it is possible that gold losses through cleaner flotation would be offset by additional gold recovery from leaching the flotation tails. This possibility has not yet been confirmed through test work.
•	During the flotation test work, pre-aeration prior to leaching appeared to be beneficial in reducing cyanide consumption during subsequent leaching of the gravity tails or sulphide concentrates.
•	In general, the test work completed to date indicated that gold is present in two main forms in the samples tested:
°	free gold amenable to gravity recovery and extraction by cyanide leaching, and

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°	gold associated with arsenic that was only partially amenable to cyanide leaching and highly amenable to recovery by flotation.
•	Higher grade samples (>4 g/t Au) contained higher proportions of free gold, while the lower grade samples (<4 g/t Au) tended to be increasingly characterized at decreasing gold grades by partially liberated or unliberated gold associated with arsenic.
•	Comminution test work was completed on master composites from each zone and a selection of eight Iceberg variability composites and indicated that the material was amenable to conventional crushing and grinding.
•	Preliminary test work on three composite samples from Keats West was completed, with initial tests using a gravity concentration-CIL flowsheet indicating that CIL extraction from the gravity tails was poor. Preliminary results from flotation test work on gravity tails of the master composites indicated that flotation was effective at recovering the unleachable gold. The test work included two-stage cleaning of the sulphide rougher concentrates, which showed that concentrate could be produced with adequate gold grades to make a saleable concentrate attractive to processors, although containing elevated (penalizable) levels of arsenic.
25.4	Infrastructure
•	The site will require a dedicated access road from the TCH.
•	The Project will require substantial clearing, grubbing, and terracing.
•	Transmission lines that traverse the Project will need to be relocated.
•	One of the existing transmission lines could be repurposed to be the incoming site transmission line.
•	Service roads and haul roads will need to be constructed, to connect the various open pits, WRSFs, OSFs, and run of mine (ROM) pad.
•	A series of water diversion ditches and sedimentation ponds are required to be developed as part of both initial and ongoing Project development.
•	A site water intake location and final effluent discharge location will need to be identified.
25.5	Environment, Permitting, and Social/Community Engagement
•	NFG has undertaken a range of environmental baseline studies across key biophysical and socio-economic components of the Project area. These include terrestrial and aquatic ecology, air, and water quality; noise and light surveys; acid rock drainage and metal leaching characterization; and hydrological and hydrogeological assessments. The scope and scale of these programs are consistent with industry best practices for projects transitioning from early-stage exploration to advanced technical evaluations such as a PEA.
•	Environmental sensitivities within the area studied have been identified and are generally manageable with standard permitting conditions and mitigation strategies. Key considerations include a portion of the mineral licences falling within protected water supply areas and Crown Lands. No critical habitat for species at risk has been identified within the area studied.

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•	Regulatory frameworks at both the federal and provincial levels have been reviewed, and Phase 1 of the Project will require provincial Environmental Assessment (EA) registration and permitting. Phases 2 and 3 are anticipated to require both provincial and federal EA and supplemental permitting. To date, NFG has demonstrated proactive engagement with regulators and local communities and is committed to continued collaboration as the Project advances.

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26.0	Recommendations

The QPs recommend that the Project proceed to undertake a Preliminary Feasibility Study (PFS), while simultaneously converting Inferred Mineral Resources into the Indicated category through an exploration drilling program and conducting field investigations that support key design inputs of the Project plan. The QPs make the following recommendations by area.

26.1	Geology and Mineral Resources
1	Conduct additional trenching, channel sampling, and detailed mapping to continue to improve structural modelling and refine mineralization wireframe interpretations.
2	Continue exploring while balancing potential with cost-effectiveness, focusing efforts on:
°	infill drilling within the pit shells to convert unclassified material to Inferred Resource and, where drill density permits, to upgrade Inferred material to the Indicated category in support of future economic studies;
°	near-surface expansion along the AFZ and JBP Fault Zone (JBPFZ);
°	extensions of open underground reporting panels at depth and along strike; and
°	deep drilling in the AFZ Core to follow up widely spaced high grade intercepts.
3	Consider targeted closely spaced reverse circulation (RC) or diamond drilling in areas that are expected to have the greatest impact on early life of mine (LOM) production.
4	Consider completing a closely spaced drill program focusing on grade continuity, followed by an updated Mineral Resource estimate to target material representative of the Phase 1 mining and processing conditions.
5	Conduct test work to acquire more spatially representative wax-coated water immersion density measurements for the various rock types.
6	In conjunction with the future metallurgical test work outlined in Section 13.7, consider the development of a geometallurgical model, if warranted, to account for recovery variability and support process planning for future technical evaluations beyond the PEA stage.
7	Continue to evaluate the geological and grade continuity of mineralized vein wireframe interpretations hosted within or extending into the modelled AFZ structure.
8	Continue assaying samples with multielement inductively couple plasma (ICP) as it helps support both lithology interpretation as well as mineralized wireframe interpretation and could support a future geometallurgical model.
26.2	Mining
26.2.1	Open Pit Mining
1	Evaluate different bench heights. All pits have been designed with five metre operating bench heights, however, in some higher elevations of the pits it may be possible to mine waste rock on 10 m high benches, which is more cost effective and may facilitate higher pit sinking rates in term of vertical metres per year. This is considered a project opportunity that has not been incorporated into the base case mine plan.

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2	Adhere to a strict grade control program to achieve good control of dilution. Higher than expected dilution would have a negative impact on project economics.
3	Examine the possibility of backfilling mined out pits. Backfilling is not proposed in this PEA, however, it is considered an opportunity for future mine planning once the full extent of the Mineral Resources has been defined.
4	Complete a geotechnical site investigation program that includes additional geotechnical core drilling and sample collection for laboratory testing, to further assess rock mass conditions and structural orientations in the next phase of the study. A geotechnical study has not yet been completed for the Project. The empirical Haines Terbrugge (1991) chart was used with the inputs described in Section 16.1.2 to produce indicative inter ramp pit slope angles.
5	Complete geochemical characterization of waste rock and economic mineralized material prior to the start of mining operations, with the findings used to guide waste rock management strategies and understand tailings geochemistry. Barren rock and uneconomic mineralized material should be classified as either potentially acid-generating (PAG) or non-acid-generating (non-PAG) waste rock. A comprehensive study is advised to assess the potential presence and volume of PAG material within the planned mining limits. At this stage, no waste volumes by category have been estimated.
6	Conduct further hydrogeological and hydrological site characterization, taking seepage and runoff management requirements into account.
26.2.2	Underground Mining
1	Conduct a geotechnical study to determine the rock mass characteristics of the site. The study will help determine the appropriate mining methods.
2	Increase exploration drilling at depth, based on the identified mineable material, to potentially increase inventory.
3	Increase diamond drilling to convert Inferred Resources to Indicated Resources.
4	The deposits are narrow and steeply dipping. Dilution control will be critical to the success of the operation. Upon completion of the geotechnical program, validate the consolidation requirements of the backfill to minimize dilution in the sill and help prevent hanging wall failure over the height of the mineable areas. Unconsolidated backfill may compress and allow for hanging wall movement, which may cause failures.
26.3	Mineral Processing
1	Conduct test work to evaluate the production of a saleable sulphide concentrate containing gold, building on the preliminary flotation test work already completed. Sulphide flotation could be employed before or after cyanide leaching (which would require cyanide destruction prior to flotation), and both of these options should be evaluated in test work and in a subsequent trade-off study to determine which would be the preferrable option.
2	While initial test work focused on the gravity concentration-CIL flowsheet, the poor recovery of refractory gold using this flowsheet, particularly for low grade material and Keats West samples, necessitated the inclusion of sulphide flotation in the flowsheet. Focus future test work on supporting the gravity concentration-sulphide flotation-flotation tails leaching flowsheet. This will include process optimization and variability test work using samples representative of spatial and grade distribution of material in the mine plan, and which will also support the future declaration of Mineral Reserves.

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3	Conduct sulphide oxidation test work on flotation concentrates to assess their amenability to this technique to support trade-off studies evaluating the technical and economic characteristics of different sulphide oxidation technologies.
4	Continue the pre-aeration step in future CIL testing.
5	Coordinate future sample selection and test work with the development of a geological model that includes additional species such as cyanide soluble gold, sulphur, arsenic, iron, and organic carbon, and that will provide detailed information on gold grade distribution within the various zones. Additionally, the development of mine plans during more advanced stages of study should be used to ensure that samples selected for test work represent material that would be processed in a mill.
26.4	Infrastructure
1	Engage with the various owners of the three transmission lines and one fibreoptic line that require relocation to determine next steps in selecting modified routes.
2	Engage with NL Power and NL Hydro to determine the feasibility of utilizing one of the transmission lines to provide power to the site.
3	Develop a detailed electrical load list and site power distribution schematic as part of future studies.
4	Carry out geotechnical and hydrogeological investigations around the three pits that form the IPTSF (i.e., Iceberg, Keats W/N, and Keats) to characterize the overburden, bedrock, and groundwater conditions to support advancing the IPTSF design.
5	Conduct borrow source investigations to identify and characterize suitable sources of construction materials.
6	Develop a site-wide water balance model that accounts for all project flows including pit dewatering.
26.5	Environment, Permitting, and Social/Community Engagement
1	Continue environmental baseline work including geochemical testing, water resources, fisheries, and other work required to complete provincial and federal environmental assessment requirements.
2	Proceed to development of water management plans, on-site tailings management plans, and mine rock management plans to reduce and mitigate potential negative environmental impacts.
3	Continue regulator and stakeholder engagement leading into EA and permitting to build trust, gain input, ensure compliance, and achieve social licence to proceed with the Project.
26.6	Capital and Operating Costs

It is recommended that capital and operating costs be updated and refined as part of the overall recommendation to advance the Project to the next level of study.

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26.7	Budget

The budget to complete the recommendations is shown in Table 26-1. The work plan is estimated to occur over the remainder of 2025, and through 2026.

Table 26-1: Budget of Recommendations

Area	Cost (C$ million)
Exploration (Resource Conversion, Grade Control)	29.8
Environmental Permitting and Studies	6.0
Technical Studies (Updated Resource Estimate, Phase 1 Feasibility and Detailed Engineering, Phase 2 Preliminary Feasibility)	11.3
Field Programs to support Technical Studies	19.4
Total	66.5

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27.0	References

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AMTEL. 2023. Advanced Mineral Technology Laboratory (AMTEL) Report - Gold Deportment in Three Master Composites of Queensway Ore. Prepared by AMTEL, 100 Collip Circle, Suite 205 London, Ontario, Canada N6G 4X8. Report-23,51, Nov 2023.

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APEX Geoscience Ltd., Jorgensen Engineering and Technical Services, LLC, GL Simmons Consulting, LLC. (2024). NI 43-101 Technical Report: New Found Gold Corp.’s Queensway Gold Project, Newfoundland and Labrador, Canada - 2024 Property Expansion and Exploration Update. Prepared for New Found Gold Corp. Effective Date: November 1, 2024; Signing Date: November 15, 2024.

Base Metals Labs. 2024a. Base Met Labs Report - Metallurgical Testing of Samples from the Queensway Project, January 9, 2024. Prepared by Base Met Labs, 200-970 McMaster Way, Kamloops, B.C., V2C 6K2, Canada, Report 1 - BL1290.

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Blackwood, R.F. 1982: Geology of Gander Lake (2D/15) and Gander River (2E/2) Area; Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82-4, 56 p.

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Brushett, D., 2012. Till geochemistry of northeast Newfoundland (NTS map areas 2C/13, 2D/15, 2D/16, 2E/01, 2E/08, 2F/04 and 2 F/05). Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File NFLD/3174, 161 p.

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Buchanan, C. 2003. Geology Mapping on the Golden Bullet Property, Internal Rubicon Report.

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Churchill, R.A., and Evans, D.T.W., 1992. Geology and gold mineralization of the Duder Lake gold showings, eastern Notre Dame Bay, Newfoundland. In: Current Research, Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey Branch, Report 92-1, pp. 211-220.

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GEMTEC. 2024b. 2023 Hydrology Baseline Report New Found Gold Corp. Queensway North Gold Project. Prepared for New Found Gold Corp.

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Goldfarb, R., Snee, L. and Miller, L. 1991. Rapid dewatering of the crust deduced from ages of mesothermal gold deposits; Nature, v.354, p.296-298. (https://doi.org/10.1038/354296a0)

Goldfarb, R.J., Richard, J. and Groves, D.I. 2015. Orogenic gold: Common or evolving fluid and metal sources through time; Lithos, v.233, p.2-26. (https://doi.org/10.1016/j.lithos.2015.07.011)

Government of Canada. 2022a. Canadian Net-Zero Emissions Accountability Act. Available online: https://www.canada.ca/en/services/environment/weather/climatechange/climate-plan/net-zero-emissions-2050/canadian-net-zero-emissions-accountability-act.html. Accessed March 13, 2025.

Government of Canada. 2022b. What are the Clean Fuel Regulations? Available online: https://www.canada.ca/en/environment-climate-change/services/managing-pollution/energy-production/fuel-regulations/clean-fuel-regulations/about.html

Government of Canada. 2023. Facility Greenhouse Gas Reporting: Technical Guidance on Reporting Greenhouse Gas Emissions. January 2023. Available online: https://publications.gc.ca/collections/collection_2023/eccc/En81-29-2023-eng.pdf.

Government of Canada. 2024. Powering Canada’s Future - Canada’s Final Clean Electricity Regulations. Available online: https://www.canada.ca/en/environment-climate-change/news/2024/12/powering-canadas-futurecanadas-final-clean-electricity-regulations.html. Accessed March 13, 2025.

Government of Canada. 2025. Critical Habitat for Species at Risk National Dataset - Canada. Available online: https://open.canada.ca/data/en/dataset/47caa405-be2b-4e9e-8f53-c478ade2ca74

Government of Newfoundland. 2019. The Way Forward: On Climate Change in Newfoundland and Labrador. Available online: https://www.gov.nl.ca/ecc/files/publications-the-way-forward-climate-change.pdf

Government of Newfoundland and Labrador, 2024. Acquiring and Managing Your Mineral Exploration Licences. Mineral Rights Section, Department of Industry, Energy and Technology, St. John’s, NL, 20 p.

Haines, A., Terbrugge, P.J.: Preliminary estimate of rock slope stability using rock mass classification systems. In: 7th Congress of International Society of Rock Mechanics, Aachen, Germany, pp. 887-892 (1991)

Hoek, E., Carter, T.G., Diederichs, M.S.: Quantification of the Geological Strength Index Chart. 47th US Rock Mechanics / Geomechanics Symposium held in San Francisco, CA, USA. June 23-26, 2013

Honsberger, I.W., Bleeker, W., Kamo, S.L., and Sandeman, H.A.I. 2022. Latest Silurian syntectonic sedimentation and magmatism and Early Devonian orogenic gold mineralization, central Newfoundland Appalachians, Canada: Setting, structure, lithogeochemistry, and high-precision U-Pb geochronology; GSA Bulletin, v. 134, p. 2933-2957.

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Kanevsky, M. 2025. Re: Updated cash flow model, personal communications sent via email to David Robson, July 14, 2025

Kontak, D.J., O’Reilly, G.A. and Chatterjee, A.K. 1990. The southwest Nova Scotia tin domain, Yarmouth County, Nova Scotia: implications for tin metallogeny in the Meguma Terrane, Nova Scotia; Mines and Minerals Branch Report of Activities, Part B. Edited by D.R. MacDonald. Nova Scotia Department of Mines and Energy, Report 90-1, pp. 13-32.

Laubscher, D.M. and Page, C.H. 1990. The design of rock support in high stress or weak rock environments. Proc. 92nd Can. Inst. Min. Metall. AGM, Ottawa, Paper # 91.

Liverman, D. and Taylor, D. 1990. Surficial Geology of Insular Newfoundland. Geological Survey Branch, Department of Mines and Energy, Government of Newfoundland and Labrador, Map 90-08, scale 1:500,000.

McCuaig, S.J. 2006. Glacial spillway deposits in the Gander Lake-Gambo area. Current Research (2006), Newfoundland and Labrador Department of Natural Resources, Geological Survey, Report 06 1,209-219.

Meades, S.J. 1990. Natural Regions Study of Newfoundland and Labrador. Protected Areas Association. St. John’s, NL. 379 pp.

Nassif, M., Evans, L., Regular, M., Dimmell, P. 2023. Report on 2022 Exploration (Multibeam Bathymetric Survey & Geological Mapping) on the Queensway Gold Properties, Gander Lake.

New Found Gold Corp. 2023. Exploration Activities, Queensway Gold Project - Queensway North Environmental Assessment Registration. Available online: https://www.gov.nl.ca/ecc/projects/project-2214/

Newfoundland and Labrador Department of Industry, Energy, and Technology (NL IET), 2024. Geoscience Atlas, Government of Newfoundland and Labrador. Available online: https://dnrmaps.gov.nl.ca/arcgis/rest/services/GeoAtlas. Accessed [March 13, 2025].

NLDIET (Newfoundland and Labrador Department of Industry, Energy and Technology). No date. Guidelines to the Mining Act. Available online: https://www.gov.nl.ca/iet/files/department-guidelines.pdf

NLDECC (Newfoundland and Labrador Department of Environment, Climate Change and Municipalities). 2001. Policy for Development in Wetlands. Issued June 2, 1997, re-issued January 17, 2001.

O’Neill, P. P. 1990. Geology of the Northeast Gander Lake Map Area (NTS 2D/15) and the Northwest Gambo Map Area (NTS 2D/16); Current Research (1990) Newfoundland Dept. of Mines and Energy, Geological Survey Branch, Report 90-1, pp. 317-326.

Organ, J.S. 2022. Northwest Gander surficial mapping project: Preliminary investigations. In Current Research. Newfoundland and Labrador, Department of Industry, Energy and Technology, Geological Survey, Report 22-¬1, pages 211-235.

PAANL (Protected Areas Association of Newfoundland and Labrador). 2008. Central Newfoundland Forest: 2a North-central subregion Available online: https://www.gov.nl.ca/ecc/files/natural-areas-pdf-island-2a-north-central.pdf

Palmer. 2023. Surficial Geology Mapping and Exploration Support for the Queensway North Property, Newfoundland. Prepared for New Found Gold Corp.

Phillips, R. 1972. Hydraulic fracturing and mineralization. Geol. Soc. London 128, 337-359.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

Pioneer Exploration consultants Limited. 2023. UAV Aeromagnetic Survey Logistics Report. Prepared For New Found Gold Corp.

Pollock, J.C., Wilton, D.H.C., van Staal, C.R. and Morrissey, K.D. 2007. U-Pb detrital zircon geochronological constraints on the Early Silurian collision of Ganderia and Laurentia along the Dog Bay Line: The terminal Iapetan suture in the Newfoundland Appalachians; American Journal of Science, v.307, n.2, pp.399-433.

Ramsar Convention Secretariat. 2013. The Ramsar Convention Manual: a guide to the Convention on Wetlands (Ramsar, Iran, 1971), 6th ed. Ramsar Convention Secretariat, Gland, Switzerland. Available online: https://www.ramsar.org/sites/default/files/documents/library/manual6-2013-e.pdf

Read and P.F. Stacey. 2009. Guidelines for Open Pit Design. CSIRO Publishing, Melbourne.

Regular, M. 2025. License List 202503.xlsx, personal communications sent via email to Pierre Landry, dated March 14, 2025.

RPC. 2023. Static Testing of New Found Gold Waste Rock Samples; New Found Gold Corp Final Report. Reference No.: MIS-J10151 & MIS-J10161. Prepared for New Found Gold Corp.

Ryan, R.J. and Smith, P.K. 1998. A review of mesothermal gold deposits of the Meguma Group, Nova Scotia, Canada; Ore Geology Reviews, v.13, pp.153-184.

Sandeman, H.A.I., Peddle, C. and Newman, R. 2018. Beaver Brook Antimony Mine Revisited: An Update on Operations and New Structural and Geological Observations; Newfoundland and Labrador Department of Natural Resources Geological Survey Report 18-1, pp.123-152.

Sandeman, H.A.I. and Honsberger, I. (2023): Gold Mineralization at the Valentine Lake, Moosehead, Queensway and Kingsway Projects; Geological Association of Canada Newfoundland and Labrador Section, 2023 fall field trip, September 29 - October 1, 2023, 63 p, < Accessed on May 1, 2024, at: https://static1.squarespace.com/static/645104ce7aa94f71ba09a1d6/t/6514334e180c8d3bd100f10f/1695822689120/Field+Guide+2023.pdf

Sibson, R. H., Robert, F., and Poulsen, K. H. 1988. High-angle reverse faults, fluid-pressure cycling, and mesothermal gold-quartz deposits. Geology, 16(6), 551-555.

Simcoe Geoscience. 2023. Ground Magnetics and VLF-EM Surveys. Prepared for New Found Gold Corp.

Srivastava, M. R. 2022. Exploration Update Of The Queensway Project Newfoundland And Labrador, Canada (May 31, 2022). Amended and Restated National Instrument 43-101 Technical Report Prepared by RedDot3D Inc. on behalf of New Found Gold Corp. (https://newfoundgold.ca/wp-content/uploads/2022/06/2022-Queensway-43-101-Technical-Report-amended-final.pdf)

SRK Consulting (UK) Limited. 2023a. Preliminary Geochemical Characterisation - Queensway (BSIL and GBL lithologies). Prepared for New Found Gold Corp.

SRK Consulting (UK) Limited. 2023b. Preliminary Geochemical Characterisation - Queensway (Keats Prospect). Prepared for New Found Gold Corp.

SRK Consulting (UK) Limited. 2025a. External Memorandum: Geochemical Characterization Summary in Support of the NI 43-101 for the Queensway Project. Prepared for New Found Gold Corp. February 2025. Project # UK31819.

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SRK Consulting (UK) Limited. 2025b. Draft Geochemical Characterization of Waste Material from Queensway North, Queensway Project, Gander, Newfoundland Canada. Prepared for New Found Gold Corp. June 2025.

Technoimaging LCC. 2021. AEM, TMI, and AGG Data Inversion in the Queensway Priority Area, Gander, Newfoundland and Labrador, Canada. Prepared for New Found Gold Corp.

Vanderveer, D.G. and Taylor, D.M. 1987. mapping in the Gander River area, Newfoundland. Current Research (1987), Newfoundland Department of Mines and Energy, Mineral Development Division, Report 87-1, 39-43.

 van Staal, C.R., Dewey, J.F., Niocaill, C.M., McKerrow, W.S. 1998. The Cambrian-Silurian tectonic evolution of the northern Appalachians and British Caledonides: history of a complex, west and southwest Pacific-type segment of Iapetus; in Blundell, D.J., and Scott, A.C. (eds) Lyell: the Past is the Key to the Present. Geological Society, London, Special Publications, 143, pp. 197-242.

van Staal, C.R., Barr, S.M. 2012. Lithospheric architecture and tectonic evolution of the Canadian Appalachians and associated Atlantic margin; in Tectonic Styles in Canada: The LITHOPROBE Perspective. Geological Association of Canada, Special Paper 49. pp. 41-95.

Stantec (Stantec Consulting Ltd.). 2023. NFGC Queensway North Project: Historic Resources Overview Assessment. Report on file at the Provincial Archaeology Office, Newfoundland and Labrador’s Tourism, Culture, Arts, and Recreation, St. John’s, NL.

Stantec. 2024a. New Found Gold Ecological Land Classification Technical Data Report. Prepared for New Found Gold Corp.

Stantec. 2024b. New Found Gold - Environmental Technical Data Report - 2023 Aquatic Baseline Study. Draft Report. Prepared for New Found Gold Corp.

Stantec. 2024c. New Found Gold Baseline Ambient Air Quality Monitoring Technical Data Report. Summary of Ambient Air Quality Monitoring Results. Prepared for New Found Gold Corp.

Stantec. 2024d. New Found Gold - Technical Data Report - Baseline Sound Pressure Level Survey. Prepared for New Found Gold Corp.

Stantec 2024e. New Found Gold - Environmental Technical Data Report - Baseline Light Monitoring Survey. Prepared for New Found Gold Corp.

Stantec 2024f. New Found Gold: 2021-2023 Aquatic Baseline Study for the Keats Zone. Prepared for New Found Gold Corp.

Stantec. 2024g. NFGC Queensway North Gold Project: Historic Resources Impact Assessment (2023). Prepared for New Found Gold Corp.

Town of Appleton. 2020. Town of Appleton Municipal Plan (2017-2027). Available online: https://www.gov.nl.ca/mpa/files/LGLUP-Appleton_MP.pdf

Wildlife Division. 2010. Management Plan for the American Eel (Anguilla rostrata) in Newfoundland and Labrador. Department of Environment and Conservation, Government of Newfoundland and Labrador, Corner Brook. Canada. v + 29 pp. Available online: https://www.gov.nl.ca/ffa/files/wildlife-endangeredspecies-american-eel-management-plan.pdf

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Williams, H. 1979. Appalachian Orogen in Canada. Canadian Journal of Earth Science, 16, pp. 792-807.

Williams, H., Currie, K. L., & Piasecki, M. A. J. 1993. The Dog Bay Line: a major Silurian tectonic boundary in northeast Newfoundland. Canadian Journal of Earth Sciences, 30(12), 2481-2494.

Williams, H. 2004. Generalized Interpretive Map - Newfoundland Appalachians, Department of Natural Resources, Geological Survey of Newfoundland and Labrador. Modified from J. P. Hayes (1987): https://www.gov.nl.ca/iet/files/mines-maps-nf.pdf

Wood Environment & Infrastructure Solutions (2018): Town of Gander Municipal Plan 2018-2028, Background Report; prepared for the Town of Gander, 62 p.

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28.0	Date and Signature Page

This report titled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 was prepared and signed by the following authors:

(Signed and Sealed) Pierre Landry

Dated at Victoria, BC	Pierre Landry, P.Geo.
September 2, 2025

(Signed and Sealed) David M. Robson

Dated at Toronto, ON	David M. Robson, MBA, P.Eng.
September 2, 2025

(Signed and Sealed) Lance Engelbrecht

Dated at Toronto, ON	Lance Engelbrecht, P.Eng.
September 2, 2025

(Signed and Sealed) Sheldon H. Smith

Dated at Toronto, ON	Sheldon H. Smith, P.Geo.
September 2, 2025	Stantec

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

29.0	Certificate of Qualified Person
29.1	Pierre Landry

I, Pierre Landry, P.Geo., as an author of this report entitled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 prepared for New Found Gold Corp., do hereby certify that:

1.	I am Principal Geologist and Valuations Lead of SLR Consulting (Canada) Ltd, of 3960 Quadra Street, Unit 303, Victoria, BC V8X 4A3.
2.	I am a graduate of Queen’s University, Kingston, Ontario, in 2006 with a Bachelor of Science (Honours) degree in Geological Science (Major) and Economics (Minor).
3.	I am registered as a Professional Geologist in the Province of British Columbia (Reg.# 47339), and in the Province of Newfoundland and Labrador (Reg. # 10431). I have been working as a professional geologist for a total of 11 years. My relevant experience for the purpose of the Technical Report is:
•	Mineral resource estimation, and NI 43-101-compliant technical reporting, including audits and due diligence reviews, for orogenic gold deposits, such as:
°	Kumtor Mine (Kyrgyz Republic) - Orogenic gold deposit in the Tien Shan gold belt.
°	Hammerdown Gold Project (Newfoundland, Canada) - Mesothermal/orogenic gold deposit.
°	Turmalina Mining Complex (Brazil) - Orogenic gold deposit, structurally controlled within the Iron Quadrangle greenstone belt.
•	Mine Exploration Geologist and Grade Control Geologist at operations and mine development projects in Canada, Africa, and South America.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the Queensway Gold Project on October 24 and 25, 2024.
6.	I am responsible for sections 4 to 12.2, 14 (exclusive of 14.3), 23, and related disclosure in Sections 1, 25, 26, and 27.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	My prior involvement in the Project includes being a named qualified person of a previous Technical Report completed on the Project with an effective date of March 18, 2025.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of September, 2025

(Signed and Sealed) Pierre Landry

Pierre Landry, P.Geo

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

29.2	David M. Robson

I, David M. Robson, P.Eng., MBA, as an author of this report entitled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 prepared for New Found Gold Corp., do hereby certify that:

1.	I am Principal Mining Engineer with SLR Consulting (Canada) Ltd, of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.
2.	I am a graduate of Queen’s University in 2005 with a Bachelor of Science (Honours) degree in Mining Engineering and Schulich School of Business, York University, in 2014 with an MBA degree.
3.	I am registered as a Professional Engineer in the Province of Saskatchewan (Reg. #13601) and Province of Newfoundland & Labrador (Reg. #11085). I have worked as a mining engineer for 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on mining operations and projects around the world for due diligence and regulatory requirements.
•	Independent engineer of an open pit gold mine under construction located in the province of Newfoundland and Labrador
•	Design, planning, and scheduling of mines located globally, both in a consulting capacity and working at site operations, in a number of commodities, including gold.
•	Financial analysis, capital cost estimation, operating cost estimation of mining projects located around the world in a variety of commodities, including gold.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited Queensway Gold Project on October 24 and 25, 2024.
6.	I am responsible for the overall preparation, as well as Section 2, 3, 12.3, 14.3, 15, 16, 18, 19, 21, 22, 24, and related disclosure in Sections 1, 25, 26, and 27.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	My prior involvement in the Project includes being a named qualified person of a previous Technical Report completed on the Project with an effective date of March 18, 2025.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of September, 2025

(Signed and Sealed) David M. Robson

David M. Robson, MBA, P.Eng.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

29.3	Lance Engelbrecht

I, Lance Engelbrecht, P.Eng., as an author of this report entitled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 prepared for New Found Gold Corp., do hereby certify that:

1.	I am Technical Manager - Metallurgy and Principal Metallurgist with SLR Consulting (Canada) Ltd, of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.
2.	I am a graduate of the University of the Witwatersrand, Johannesburg, South Africa in 1992 with a Bachelor of Science degree in Engineering, Metallurgy and Materials (Mineral Processing Option).
3.	I am registered as a Professional Engineer in the Provinces of Ontario (Reg.# 100540095) and Newfoundland and Labrador (Reg.# 10730). I have worked as a metallurgist for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a metallurgical consultant on numerous mining operations and projects for due diligence and regulatory requirements.
•	Preparation of conceptual, prefeasibility, and feasibility studies for projects around the world including for precious metals, base metals, and rare earths, as well as test work interpretation, recommendations, and supervision.
•	Management and operational experience at Canadian and international milling, smelting, and refining operations.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I did not visit the Queensway Gold Project.
6.	I am responsible for preparation of Section 12.4, 13, 17, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	My prior involvement in the Project includes being a named qualified person of a previous Technical Report completed on the Project with an effective date of March 18, 2025.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections in the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of September, 2025

(Signed and Sealed) Lance Engelbrecht

Lance Engelbrecht, P.Eng.

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

29.4	Sheldon H. Smith

I, Sheldon H. Smith P.Geo., as an author of this report entitled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 prepared for New Found Gold Corp., do hereby certify that:

1.	I am Senior Hydrologist and Senior Principal with Stantec Consulting Limited, of 300-125 Commerce Valley Drive West, Markham ON L3T 7W4
2.	I am a graduate of Memorial University of Newfoundland in St. John’s, NL in 1994 with a B.Sc.(H) in Physical Geography and the University of Waterloo, Waterloo, ON in 1998 with a Master of Environmental Studies.
3.	I am registered as a Professional Geoscientist in the Province of Newfoundland and Labrador (PEGNL Reg.#07606). I have worked as a mining geoscientist for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is mine environmental and water management from over 30 similar studies or projects including Vale at more than 25 locations in Canada and South America, Glencore, Newmont, Barrick, Newfound Gold, Firefly Metals, Alderon Iron Ore, Century Iron Mines, Altius Resources, Palladin/Aurora Energy, Atlantic Gold, Trevali, Thomas Resources, Marathon Gold (Calibre), Canada Nickel, Premier Gold, Greenstone Gold (Equinox), Alamos, Wesdome, Norcliff Resources, DeBeers, Richmont, Ontario Graphite, Northern Graphite, Ferromin Inc., KGHM, Pan American Silver, Signal Gold, Generation PGM, Treasury Metals, Clean Air Metals, Matador Mining, Wallbridge, NorthX, Magna Mining and others.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the Queensway Gold Project on March 18, 2025.
6.	I am responsible for preparation of Section 12.5, 20 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	My prior involvement in the Project includes being a named qualified person of a previous Technical Report completed on the Project with an effective date of March 18, 2025.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of September, 2025

(Signed and Sealed) Sheldon H. Smith

Sheldon H. Smith, P.Geo.

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30.0	Appendix 1
30.1	Modelled Mineralization Domain Block Model Code

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Table 30-1: Modelled Mineralization Domain Block Model Code

“mindom”	“mincode”	“mindom”	“mincode”	“mindom”	“mincode”
AIR	1	Keats_KCVN-Splay	109	MM_Vegas	217
Buffer_Halo	2	Keats_Main	110	MM_Vegas2	218
Bullet1	3	Keats_Main_Deep	111	OVB	219
Bullet2	4	Keats_NorthSplay	112	Quarry	220
TCW	5	Keats_Penumbra2	113	Quarry2	221
Cokes_EastShear	6	Keats_RAMP_HW	114	REG_Atlantic	222
Cokes_Halo	7	KN3_Apogee	115	REG_Atlantic2	223
Cokes_MainShear	8	KN3_Apogee3	116	REG_GoldenNugget	224
Cokes_PepsiVein	9	KN3_Fissure	117	REG_Regular	225
Honeypot	10	KN3_Gnostic	118	REG_Regular2	226
Honeypot2	11	KN3_Perigee	119	Road_Road1	227
EV_Everest	12	KN3_PerigeeNorth	120	Road_Road2	228
EV_Everest2	13	KN3_PerigeeS	121	Road_Road3	229
EV_Fen	14	KN3_UmbraMid	122	Road_ShiningPath	230
EV_Jackpot	15	KN3_UmbraNorth	123	Rocket3	231
EV_LeFay	16	Knob2	124	Rocket_V2	232
EV_Molehill	17	Knob_LP	125	Senior-MuddyWaters_Halo	233
EV_Myr	18	Knob_LP2	126	TC2	234
EV_Nilgiri2	19	Knob_LP3	127	TCC	235
Jackpot	20	Knob_LP3_2	128	TCC_Halo	236
Jackpot2	21	Knob_Main	129	TCH_Triangulum	237
EV_Willothewisp	22	Knob_Rocket	130	TCW	238
EV_Willothewisp2	23	Knob_Rocket2	131	TCW3	239
GJ_AFW	24	KN_APHW	132	Iceberg Occult_Halo	240
GJ_AsVein	25	KN_ApogeeS	133	ICE_GoldenRoad	241
GJ_Bud	26	KN_ApogeeSS	134	ICE_KLX	242
GJ_Dome-p2	27	KN_APSplay	135	ICE_KLX2	243
GJ_Dome-Splay	28	KN_APSplay2	136	ICE_KLX3	244
GJ_Dome	29	KN_Cypher	137	ICE_LittleCyborg	245
GJ_Dome2	30	KN_Cypher2	138	ICE_Occult3	246
GJ_DX	31	KN_Cypher3	139	ICE_Occult4	247
GJ_FataMorgana	32	KN_EnFlat	140	ICE_Occult5	248
GJ_Main-S	33	KN_Enigma	141	ICE_Oz	249
GJ_Main-SFW	34	KN_Enigma2	142	ICE_Reese	250
GJ_Main	35	KN_Enigma_Extend	143	ICE_Reese2	251

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

“mindom”	“mincode”	“mindom”	“mincode”	“mindom”	“mincode”
GJ_Main_Splay	36	KN_KNA	144	ICE_Reese3	252
GJ_Odd	37	KN_Magog	145	ICE_Rising	253
GJ_Reef	38	KN_Occult	146	ICE_Silberman	254
GJ_Rift1	39	KN_Perigee3	147	ICE_Skynet	255
GJ_Rift2	40	KN_Sphinx	148	ICE_T1000	256
GJ_Rift4	41	KN_SphinxNorth	149	ICE_T2	257
GJ_Rift5	42	KP_Raven	150	ICE_T3	258
GJ_ShearNorth	43	KW_Babel	151	ICE_T4	259
GJ_SouthSplay	44	KW_CokesNorth	152	ICE_T800	260
GJ_SouthSplay2	45	KW_CokesNorth2	153	ICE_T801	261
GJ_Step	46	KW_GOG2X	154	Iceberg	262
GJ_Upper-N	47	KW_GOG3X	155	ICE_Toto2X	263
Grouse	48	KW_GOGWest	156	ICE_Vuko2	264
Grouse3	49	KW_GOGX	157	ICE_Vuko3	265
Grouse4	50	KW_GOGX2	158	ICE_Vuko4	266
Grouse_LP	51	KW_Harbinger1X	159	ICE_Vukovich	267
Grouse_Ptarmigan	52	KW_Harbinger1X2	160	ICE_Vukovovic	268
KW_Harbinger_North_Halo	53	KW_Harbinger2_X2	161	Unknown	269
KW_Harbinger_South_Halo	54	KW_HarbingerWest	162	V2Keats_421	270
HorizonDeeps	55	KW_OG2	163	V2Keats_422	271
K2_Annapurna	56	KW_Powerline	164	V2Keats_Antumbra	272
K2No3-S1	57	KW_Powerline2	165	V2Keats_Antumbra2	273
K2No3	58	KW_Seraphim	166	V2Keats_Byron	274
K2No4	59	KW_AHW	167	V2Keats_Eclipse	275
K2_BadRudolf	60	KW_GOG	168	V2Keats_Eclipse2	276
K2_Fuji	61	KW_GOG2	169	Equinox	277
K2_Glenwood	62	KW_GOG3	170	Equinox3	278
K2_Glenwood2	63	KW_Harbinger1	171	Equinox4	279
K2_K2	64	KW_Harbinger2	172	EquinoxDeep	280
K2_K2No2	65	KW_Harbinger2X	173	EquinoxDeep2	281
K2_K2S1	66	KW_Harbinger3	174	V2Keats_MainDeepHW	282
K2_K2S2	67	KW_Main	175	V2Keats_MainNo2	283
K2_K2X2	68	KW_OG	176	V2Keats_Penumbra	284
K2_Kailash	69	KW_Splay	177	V2Keats_Solstice	285
K2_Kangchenjunga	70	LN_BG	178	V2Keats_Umbra	286
K2_Kashmir-Splay	71	LN_BS2	179	V2Pen2	287
K2_Kashmir	72	LN_ContactNorth_Vein	180	V2Pen3	288

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New Found Gold Corp. | Queensway Gold Project NI 43-101 Technical Report	September 2, 2025 SLR Project No.: 233.065300.00001

“mindom”	“mincode”	“mindom”	“mincode”	“mindom”	“mincode”
K2_Kashmir2	73	LN_MilkNCookies	181	V2Pen4	289
K2_Meru	74	LN_Appleton2	182	V3Keats_Enigma	290
K2_Meru2	75	LN_BadElf	183	V3Keats_EWFW-Splay	291
K2_NaughtyVixen	76	LN_BS	184	V3Keats_EWFW	292
K2_Stibnite2	77	LN_BS3	185	V3Keats_EWMID	293
K2_Stibnite3	78	LN_Rocky	186	V3Keats_Footwall Shear	294
K2_Summit	79	LN_Vein	187	V3Keats_FW-MID	295
K2_TerribleDancer	80	Lotto_Sunday Vein	188	V3Keats_KCV3	296
K2_Underhill	81	Lotto HW	189	V3Keats_Keatscon-HW	297
K2_Zone36	82	Lotto Splay	190	V3Keats_Paradox	298
Keats387_Halo	83	Lotto-West	191	V3Keats_Paradox2	299
KeatsLower_Halo	84	Lotto	192	V3Keats_Paradox3	300
KeatsUpper_Halo	85	Lotto_Bridge	193	V3_AsVein	301
Keats_Appleton	86	Lotto_Bridge2	194	V3_Keats_387	302
Keats_BackVein2	87	Lotto_Bridge3	195	V4KeatsSouth2	303
Keats_BackVein3	88	Lotto_Contact Vein	196	Keats South	304
Keats_BackVein4	89	Lotto_East	197	V4Keats_AFWS	305
Keats_CVP-S	90	Lotto_Friday	198	V4Keats_Apex	306
Keats_CVP	91	Lotto_GrannySmith	199	V4Keats_BackVein5	307
Keats_CVP2	92	Lotto_LAHW	200	V4Keats_Corona	308
Keats_EQU2	93	Lotto_LottoWest2	201	V4Keats_EE	309
Keats_Equinox-Upper	94	Lotto_TuesdayVein	202	V4Keats_KSCV	310
Keats_EW	95	Lotto_X2	203	V4Keats_South10	311
Keats_EW2	96	Lotto_X3	204	V4Keats_South3	312
Keats_EW3	97	Missile	205	V4Keats_MuddyWaters	313
Keats_EW3X	98	MM_Biloxi	206	V4Keats_Senior	314
Keats_EW4	99	MM_Cassino	207	V4Keats_Starman	315
Keats_EW5	100	MM_Dantes	208	V5Keats_Horizon2	316
Keats_EWHW	101	MM_GoodBuddy	209	V5Keats_Horizon3	317
Keats_FWP	102	MM_KenoHill	210	V6KNB	318
Keats_FWPS	103	MM_Macao	211	V6KNC	319
Keats_KCV-N	104	MM_MonteCarlo	212	V6_CVPSS	320
Keats_KCV	105	MM_MonteCarlo2	213	V6_Mirage	321
Keats_KCV2-S	106	MM_MonteCarlo3	214	outside	999
Keats_KCV2-Splay	107	MM_Nassau	215
Keats_KCV2	108	MM_Tangiers	216
Note: The wireframe names presented in this table include a combination of internal Leapfrog model vein names and modified names aligned with New Found Gold’s public-facing nomenclature. This naming convention has been applied to facilitate clarity and consistency with the Company’s external communications.

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